Form 10-K, Exhibit 13
period 1994-04-30
BROWN FORMAN CORP
filed 1994-07-19
CIK 14693

                                                                      Exhibit 13

                                   HIGHLIGHTS

(Expressed in thousands, except per share amounts and ratios)
- - ----------------------------------------------------------------------------------------------------
                                                                    1994         1993       % CHANGE
- - ----------------------------------------------------------------------------------------------------
EXCLUDING UNUSUAL ITEMS
- - ----------------------------------------------------------------------------------------------------
Net Sales                                                        $1,665,120   $1,691,683         (2%)
- - ----------------------------------------------------------------------------------------------------
Operating Income                                                 $  248,541   $  259,212         (4%)
- - ----------------------------------------------------------------------------------------------------
Net Income                                                       $  151,649   $  158,690         (4%)
- - ----------------------------------------------------------------------------------------------------
Earnings Per Share                                               $     1.92   $     1.91          1%
- - ----------------------------------------------------------------------------------------------------
Return on Average Invested Capital                                    17.8%        18.2%
- - ----------------------------------------------------------------------------------------------------
Return on Average Common Stockholders' Equity                         23.6%        20.7%
- - ----------------------------------------------------------------------------------------------------
INCLUDING UNUSUAL ITEMS
- - ----------------------------------------------------------------------------------------------------
Net Sales                                                        $1,665,120   $1,691,683         (2%)
- - ----------------------------------------------------------------------------------------------------
Operating Income                                                 $  240,361   $  255,382         (6%)
- - ----------------------------------------------------------------------------------------------------
Net Income                                                       $  128,527   $  156,190        (18%)
- - ----------------------------------------------------------------------------------------------------
Earnings Per Share                                               $     1.63   $     1.88        (13%)
- - ----------------------------------------------------------------------------------------------------
Cash Dividends Per Share                                         $      .93   $      .86          8%
- - ----------------------------------------------------------------------------------------------------
Return on Average Invested Capital                                    15.4%        18.0%
- - ----------------------------------------------------------------------------------------------------
Return on Average Common Stockholders' Equity                         20.4%        20.4%
- - ----------------------------------------------------------------------------------------------------

Fiscal 1994 and 1993 were affected by unusual items discussed on page 18. Regular cash dividends have been paid for the forty-ninth consecutive year.

                        QUARTERLY FINANCIAL INFORMATION

(Expressed in thousands, except per share amounts)
- - ----------------------------------------------------------------------------------------------------------------------------
                                                                                     Per Share of Common Stock
                                                                        ----------------------------------------------------
                                                                                    Cash          Market Price (High-Low)
                                           Net       Gross       Net       Net    Dividends  -------------------------------
                                          Sales      Profit    Income    Income     Paid        Class A           Class B
- - ----------------------------------------------------------------------------------------------------------------------------
Fiscal 1994                             $1,665,120  $826,883  $128,527    $1.63      $.9267  $29.92 -$23.21   $30.50 -$24.33
- - ----------------------------------------------------------------------------------------------------------------------------
Quarters
- - ----------------------------------------------------------------------------------------------------------------------------
 Fourth                                    396,428   198,100    30,327      .44       .2367   29.88 - 28.00    30.50 - 27.83
- - ----------------------------------------------------------------------------------------------------------------------------
 Third                                     413,312   203,522    38,773      .48       .2367   29.92 - 23.21    29.79 - 24.33
- - ----------------------------------------------------------------------------------------------------------------------------
 Second                                    465,725   230,588    62,515      .76       .2267   25.58 - 24.58    27.21 - 25.67
- - ----------------------------------------------------------------------------------------------------------------------------
 First                                     389,655   194,673    (3,088)    (.04)      .2267   28.25 - 24.83    29.58 - 26.63
 ---------------------------------------------------------------------------------------------------------------------------
Fiscal 1993                             $1,691,683  $824,747  $156,190    $1.88      $.8600  $29.08 -$24.92   $29.50 -$24.25
- - ----------------------------------------------------------------------------------------------------------------------------
Quarters
- - ----------------------------------------------------------------------------------------------------------------------------
 Fourth                                    403,384   200,318    32,520      .39       .2267   26.92 - 24.92    28.58 - 25.25
- - ----------------------------------------------------------------------------------------------------------------------------
 Third                                     426,267   200,983    37,240      .45       .2267   28.17 - 25.33    29.17 - 26.00
- - ----------------------------------------------------------------------------------------------------------------------------
 Second                                    464,918   229,922    51,232      .62       .2033   29.08 - 27.67    29.50 - 27.08
- - ----------------------------------------------------------------------------------------------------------------------------
  First                                    397,114   193,524    35,198      .42       .2033   28.17 - 26.33    28.00 - 24.25
- - ----------------------------------------------------------------------------------------------------------------------------

1. All per common share data reflect the three-for-one stock split on May 20, 1994.
2. On May 1, 1993, the company adopted Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement
    Benefits Other Than Pensions," and No. 112, "Employers' Accounting for Postemployment Benefits." In the third quarter of 1994, the company adopted Statement of Financial Accounting Standards No. 116, "Accounting for Contributions Received and Contributions Made," and restated the first quarter as if adoption had occurred May 1, 1993. The cumulative effect of these accounting changes reduced net income in the first quarter of 1994 by $32,542,000 or $.39 per share.
3. Quarterly earnings per share amounts do not add to year-to-date earnings per share for fiscal 1994 because of changes in the number of outstanding shares during the year.

                          FINANCIAL TABLE OF CONTENTS

                                      17
                             Report of Management

                                      18
                            Financial Review Charts

                                      20
                               Financial Review

                                      24
                 11-Year Consolidated Selected Financial Data

                                      26
                       Consolidated Statement of Income

                                      27
                     Consolidated Statement of Cash Flows

                                      28
                          Consolidated Balance Sheet

                                      30
                Consolidated Statement of Stockholders' Equity

                                      31
                  Notes to Consolidated Financial Statements

                                      36
                       Report of Independent Accountants

                              REPORT OF MANAGEMENT

  We are responsible for the presentation of the information contained in the consolidated financial statements and for its integrity and objectivity. Our statements have been prepared in accordance with generally accepted accounting principles and include amounts based on our best estimates and judgments with appropriate consideration given to materiality. We also prepared the related financial information and are responsible for its accuracy and consistency with the financial statements.
  The consolidated financial statements have been audited by Coopers & Lybrand, independent certified public accountants. We have made available to Coopers & Lybrand all the company's financial records and related data, as well as the minutes of stockholders', directors', and other appropriate meetings. Furthermore, we believe that all representations made to Coopers & Lybrand during the audit were valid and appropriate.
  We are responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance at reasonable costs that financial records are reliable for preparing financial statements. The company has an internal audit function that is intended to provide a review and monitoring process that allows the company to be reasonably sure that the system of internal control operates effectively. In addition, as part of the audit of the financial statements, Coopers & Lybrand completed a study and evaluation of selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing, and extent of audit tests to be applied. We have considered the internal auditors' and Coopers & Lybrand's recommendations concerning the system of internal control and have taken actions that we believe are cost-effective in the circumstances to respond appropriately to these recommendations. We believe that as of April 30, 1994, the system of internal control is adequate to accomplish the objectives discussed herein.
  We also recognize our responsibility for fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the company's Code of Conduct, which is publicized throughout the company. The Code of Conduct addresses, among other things, the necessity of ensuring open communication within the company; disclosure of potential conflicts of interests; compliance with all applicable domestic and foreign laws, including those relating to financial disclosure; and maintaining the confidentiality of proprietary information. The company has a systematic program to assess compliance with the Code of Conduct.
  The Board of Directors, through its Audit Committee, comprised solely of directors who are not employees of the company, meets with management, the internal auditors and the independent certified public accountants to ensure that each is properly discharging its respective responsibilities. Both the independent certified public accountants and the internal auditors have free access to the Audit Committee, without management present, to discuss the results of their work, including internal accounting controls and the quality of financial reporting.


/s/ Owsley Brown II
- - -----------------------------
Owsley Brown II
President and Chief
Executive Officer


/s/ Clifford G. Rompf, Jr.
- - -----------------------------
Clifford G. Rompf, Jr.
Senior Vice President

                               FINANCIAL REVIEW

  This section supplements the consolidated financial statements beginning on page 24 and will assist the reader in evaluating Brown-Forman's fiscal 1994 results of operations and financial condition.
  UNUSUAL ITEMS: Net income for fiscal 1994 contains unusual income and expense items. Notes 2, 5, and 6, on pages 31 and 32, discuss a $33 million charge resulting from the adoption of Statements of Financial Accounting Standards
No. 106, No. 112, and No. 116. The charge to net income from adopting these accounting standards was recorded as the cumulative effect of changes in accounting principles. Note 8, on page 34, discusses a $5 million charge associated with the consumer durables segment for the closing or reformatting of certain retail stores. Note 10, on page 35, discusses an unusual charge of $3 million for the retroactive effect of a higher tax rate on earnings from January 1, 1993 to April 30, 1993, and a noncash charge to restate the deferred tax liability at the new corporate tax rate. Note 3, on page 32, discusses an $18 million gain from the sale of the company's credit card processing business. The fiscal 1994 unusual items reflect a net $23 million reduction to net income.
  Net income for fiscal 1993 was reduced $3 million from a write-down of assets in the consumer durables segment.
  The following table is included to assist the reader in understanding unusual items:

(Expressed in earnings per share)
- - ------------------------------------------------------------
                                 Post-Split      Pre-Split
- - ------------------------------------------------------------
                                1994    1993    1994    1993
============================================================
As reported                    $1.63   $1.88   $4.88   $5.65
- - ------------------------------------------------------------
Adjustments for
  unusual items:
  Gain on sale of business       (23)     --    (.70)     --
- - ------------------------------------------------------------
  Adoption of new
   accounting standards          .41      --    1.24      --
- - ------------------------------------------------------------
  Higher tax legislation (1)     .04      --     .14      --
- - ------------------------------------------------------------
  Consumer durables charges      .07     .03     .21     .09
- - ------------------------------------------------------------
Adjusted Earnings Per Share    $1.92   $1.91   $5.77   $5.74
- - -------------------------------=============================

(1) In addition, fiscal 1994 earnings per share were affected by a 1% higher tax rate on current earnings. Adjusted to reflect the lower statutory rate effective in fiscal 1993, fiscal 1994 EPS would have been $1.94 ($5.83 on a pre-split basis).

  STOCKHOLDERS' EQUITY: On January 14, 1994, the company concluded a Dutch auction tender offer, acquiring 2,734,452 shares of Class A and 10,933,518 shares of Class B common stock at a total cost of $408 million. While interest costs associated with the share purchase lowered net income, the purchase had a positive effect on earnings per share, adding $.07 to fiscal 1994 results. The company expects future earnings per share to benefit significantly by the purchase. This benefit will be affected as the company expects to pursue several investment strategies in fiscal 1995 that will moderate near-term earnings growth, but help achieve greater long-term results.
  The company recorded a three-for-one stock split for all shares of Class A and Class B common stock, paid in the form of a stock dividend. The stock dividend was distributed on May 20, 1994. All per share amounts have been retroactively restated to reflect the stock split.
  The company retired its treasury stock in 1994. The Consolidated Statement of Stockholders' Equity details the effect of this retirement.

RESULTS OF CONSOLIDATED OPERATIONS
  SALES: Net sales decreased slightly in fiscal 1994 due to lower first-half sales of Jack Daniel's Country Cocktails and lower sales of consumer durables. The reduction in sales was partially offset by the full year effect of Fetzer Vineyards and increased international wines and spirits sales. Overseas sales increased from the prior year due to double-digit growth of both Jack Daniel's and Early Times. Consumer durables net sales declined due to significant reductions in sales at Lenox Collections. Excluding brands acquired, developed internally, sold, or eliminated, consolidated net sales were unchanged in fiscal 1994, increased 3% in fiscal 1993, and increased 2% in fiscal 1992.
  OPERATING INCOME: Operating income during fiscal 1994 decreased largely due to lower shipments of Jack Daniel's Country Cocktails in the first half of the year. The consumer durables segment also contributed to the decrease. Partially offsetting these decreases was a $2 million improvements in operating income from venture businesses.
  EARNINGS: Fiscal 1994 earnings were reduced by higher net interest expense resulting from the above mentioned stock purchase. On October 15, 1993, the company sold substantially all the assets of its credit card processing operations. The sale resulted in a pretax gain of $30 million ($18 million or $.23 per share after tax). Additional tax expense of $3 million, or $.04 per share, resulted from tax legislation signed into law August 10, 1993. This increase recognizes the retroactive effect of a higher tax rate on earnings from January 1, 1993 through April 30, 1993, and the recording of a noncash charge to restate the company's deferred tax liability at the new corporate tax rate. In addition, tax expense, compared to prior years, increased $2 million, or $.02 per share, from a higher statutory tax rate on fiscal 1994 earnings. Future earnings will also be negatively affected by these higher statutory rates. The company expects the effective tax rate in fiscal 1995 to be approximately 39%. Fiscal 1994, 1993, and 1992 effective tax rates also contain benefits from adjustment of prior years' tax accruals.
  Excluding unusual items, earnings per share reached a record level in fiscal 1994. Earnings per share computations were positively affected by a reduction in the average number of common shares outstanding due to the company's purchase of 2,734,452 Class A common shares and 10,933,518 Class B common shares for $408 million in fiscal 1994 and 268,500 Class B common shares for $7 million in fiscal 1992.

SUMMARY OF CONSOLIDATED OPERATING PERFORMANCE
(Expressed in thousands, except percentage amounts and earnings per common share)
- - ---------------------------------------------------------------------------------------------
                                                    1994             1993            1992
- - ---------------------------------------------------------------------------------------------
NET SALES                                        $1,665,120        $1,691,683      $1,519,787
- - ---------------------------------------------------------------------------------------------
  % Change                                             (1.6%)            11.3%            9.5%
- - ---------------------------------------------------------------------------------------------
OPERATING INCOME
- - ---------------------------------------------------------------------------------------------
 As Reported                                     $  240,361        $  255,382        $233,818
- - ---------------------------------------------------------------------------------------------
   % Change                                            (5.9%)             9.2%            4.6%
- - ---------------------------------------------------------------------------------------------
 Excluding Unusual Items                         $  248,541        $  259,212        $233,818
- - ---------------------------------------------------------------------------------------------
   % Change                                            (4.1%)            10.9%            4.6%
- - ---------------------------------------------------------------------------------------------
NET INCOME
- - ---------------------------------------------------------------------------------------------
 As Reported                                     $  128,527        $  156,190        $146,353
- - ---------------------------------------------------------------------------------------------
   % Change                                           (17.7%)             6.7%             .8%
- - ---------------------------------------------------------------------------------------------
 Excluding Unusual Items                         $  151,649        $   158,690       $146,353
- - ---------------------------------------------------------------------------------------------
   % Change                                            (4.4%)             8.4%             .8%
- - ---------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE
- - ---------------------------------------------------------------------------------------------
 As Reported                                     $     1.63        $     1.88        $   1.76
- - ---------------------------------------------------------------------------------------------
   % Change                                           (13.3%)             6.8%            1.1%
- - ---------------------------------------------------------------------------------------------
 Excluding Unusual Items                         $     1.92        $     1.91        $   1.76
- - ---------------------------------------------------------------------------------------------
   % Change                                              .5%              8.5%            1.1%
- - ---------------------------------------------------------------------------------------------
EFFECTIVE TAX RATE
- - ---------------------------------------------------------------------------------------------
 As Reported                                           37.4%             35.6%           34.6%
- - ---------------------------------------------------------------------------------------------
 Excluding Unusual Items                               35.6%             35.6%           34.6%
- - ---------------------------------------------------------------------------------------------
RETURNS ON INVESTED CAPITAL AND EQUITY
- - ---------------------------------------------------------------------------------------------
                                                       1994              1993            1992
- - ---------------------------------------------------------------------------------------------
RETURN ON AVERAGE INVESTED CAPITAL
- - ---------------------------------------------------------------------------------------------
   As Reported                                         15.4%             18.0%           18.8%
- - ---------------------------------------------------------------------------------------------
     Five-Year Average                                 17.5%             19.1%           18.7%
- - ---------------------------------------------------------------------------------------------
   Excluding Unusual Items                             17.8%             18.2%           18.8%
- - ---------------------------------------------------------------------------------------------
     Five-Year Average                                 19.2%             19.9%           19.6%
- - ---------------------------------------------------------------------------------------------
RETURN ON AVERAGE COMMON STOCKHOLDERS' EQUITY
- - ---------------------------------------------------------------------------------------------
   As Reported                                         20.4%             20.4%           21.3%
- - ---------------------------------------------------------------------------------------------
     Five-Year Average                                 20.4%             22.1%           22.1%
- - ---------------------------------------------------------------------------------------------
   Excluding Unusual Items                             23.6%             20.7%           21.3%
- - ---------------------------------------------------------------------------------------------
     Five-Year Average                                 22.5%             23.1%           23.2%
- - ---------------------------------------------------------------------------------------------

  In 1994 the company experienced an increase in its return on average common stockholders' equity, excluding unusual items, due to the purchase of its common stock.

                               FINANCIAL REVIEW




WINES AND SPIRITS SEGMENT
Summary of Operating Performance
(Expressed in thousands, except percentage amounts)


- - -----------------------------------------------------------
                          1994         1993         1992
===========================================================
NET SALES              $1,141,455   $1,154,549   $1,015,043
- - -----------------------------------------------------------
  % Change                  (1.1%)       13.7%        (0.3%)
- - -----------------------------------------------------------
NET SALES LESS
  EXCISE TAXES         $  877,762   $  877,397   $  755,374
- - -----------------------------------------------------------
  % Change                     --        16.2%         0.8%
- - -----------------------------------------------------------
OPERATING INCOME       $  235,004   $  245,693   $  220,967
- - -----------------------------------------------------------
  % Change                  (4.4%)       11.2%         4.4%
- - -----------------------------------------------------------

  The wines and spirits business is Brown-Forman's largest segment representing 69% of net sales in 1994, 68% in 1993, and 67% in 1992. Net sales, excluding brands which have been sold, discontinued, acquired, or developed internally during the periods reported, increased 1% in fiscal 1994, 3% in fiscal 1993, and decreased 1% in fiscal 1992.
  SALES: Sales outside the U.S. continued to grow to record levels. Jack Daniel's and Early Times experienced double-digit sales volume growth with increases registered in most major overseas markets. Southern Comfort sales volume overseas was unchanged from last year.
  Sales in fiscal 1994 were lower due to the very successful introduction of Jack Daniel's Country Cocktails in fiscal 1993. Typical of most successful new products, introductory sales of Country Cocktails in 1993 were enhanced by high rates of initial consumer trial and the establishment of trade inventory levels. Although volumes for Country Cocktails moderated in fiscal 1994, it continues to provide high margins, while broadening the consumer franchise for Jack Daniel's Tennessee Whiskey. Sales for the segment were increased by the full-year effect of Fetzer Vineyards acquired in August 1992. Canadian Mist, Southern Comfort, and Early Times all experienced sales volume declines in the U.S. market in fiscal 1994, following growth in fiscal 1993. The declines in volume primarily reflect consumption trends as well as a reduction of trade inventory levels.
  OPERATING INCOME: Wines and spirits operating income declined in 1994 due primarily to lower shipments of Country Cocktails in the first half of the year. The decrease was partially offset by the full-year effect of Fetzer Vineyards and increased worldwide sales of Jack Daniel's. In 1993 the increase in operating income was due to the successful introduction of Jack Daniel's Country Cocktails, overseas results, and the acquisition of Fetzer Vineyards. In 1992 the increase in operating income was due primarily to price increases taken on major brands as well as international volume growth.
  ORGANIZATION: The company announced in May 1994, the creation of Brown-Forman Beverages Worldwide, a new global beverage organization designed to accelerate overseas growth for the company's beverage brands. Investments required to realize the full potential of this new company will moderate near-term earnings growth. However, these investments are expected to help the company achieve even greater long-term results.
  BUSINESS ENVIRONMENT: Concern over alcoholic beverage consumption and the adverse societal effects of alcohol abuse has risen during the past several years, both domestically and abroad. it is not clear how the vigorous debate will be resolved between those who seek to preserve the traditional freedom of adults to consume beverage alcohol responsibly and those who would restrict consumption by various means. Despite a gradual but steady decline in alcohol consumption by Americans over time, Brown-Forman has increased its market share, profits and dividends by strong brand building, concentrating on premium products, introducing new products and diversification.
  There are periodic efforts at both the federal and state levels to raise the already high tax rates on beverage alcohol. Recent attention has focused on the possibility of higher federal taxes on spirits as a possible source for funding health care reform. While there are no federal governmental proposals at the time of this writing to increase beverage alcohol taxes, if such taxes were imposed they would adversely affect the U.S. wines and spirits business.

CONSUMER DURABLES SEGMENT
Summary of Operating Performance
(Expressed in thousands, except percentage amounts)


- - ----------------------------------------------------------------
                           1994           1993            1992
================================================================
NET SALES               $513,612        $519,038        $492,189
- - ----------------------------------------------------------------
    % Change               (1.0%)           5.5%           35.6%
- - ----------------------------------------------------------------
OPERATING INCOME
- - ----------------------------------------------------------------
  As Reported           $ 18,953        $ 24,454        $ 40,365
- - ----------------------------------------------------------------
    % Change              (22.5%)         (39.4%)          26.6%
- - ----------------------------------------------------------------
  Excluding
    Unusual Items       $ 27,133        $ 28,284        $ 40,365
- - ----------------------------------------------------------------
    % Change               (4.1%)         (29.9%)          26.6%
- - ----------------------------------------------------------------

  The consumer durables segment represented 31% of net sales in 1994, 31% in 1993, and 32% in 1992. This segment includes combined results for the domestic and international consumer durables businesses.
  SALES: Excluding divisions acquired or divested, net sales decreased 1% in fiscal 1994, increased 2% in fiscal 1993, and increased 9% in fiscal 1992. Net sales for fiscal 1994 decreased due primarily to significantly lower sales at Lenox Collections, partially offset by increased sales at Lenox China and Hartmann Luggage. Net sales for fiscal 1993 increased primarily from the full year effect of the acquisition of Dansk and sales increases at Lenox Collections and Lenox China. The increase in fiscal 1992 sales was driven by growth at Lenox
Collections and the acquisition of Dansk in July 1991.
  OPERATING INCOME: Operating income for fiscal 1994 was reduced $8.2 million for charges associated with closing or reformatting certain retail stores, which will allow future efforts to concentrate on retail formats that have shown the most promise. Excluding unusual items, operating income decreased slightly due largely to lower sales at Lenox Collections and investments to improve communications and logistics at Lenox.

  Operating income for fiscal 1993, excluding the $3.8 million write-off of assets associated with slow-moving and obsolete assets, decreased significantly from 1992 due to weakened demand related to economic conditions, intense competitive activity, higher per-unit manufacturing costs at the china production facilities, and a diminished success rate for new product introductions at Lenox Collections. During 1992, the segment experienced mixed results. Lenox China and Lenox Collections achieved growth, which was partially offset by start-up costs associated with opening new domestic retail leather goods stores and expansion of china and leather products outside the U.S.

OTHER SEGMENT
Summary Operating Performance
(Expressed in thousands, except percentage amounts)
- - ------------------------------------------------------------------------------------
                                                          1994       1993       1992
- - ------------------------------------------------------------------------------------
NET SALES                                              $10,053    $18,096   $ 12,555
- - ------------------------------------------------------------------------------------
 % Change                                               (44.4%)     44.1%      89.5%
- - ------------------------------------------------------------------------------------
OPERATING INCOME/(LOSS)                                $   453    $(1,917)  $(14,779)
- - ------------------------------------------------------------------------------------
 % Change                                                 (N/A)     87.0%     (79.9%)
- - ------------------------------------------------------------------------------------

  The increase in operating income in fiscal 1994 and the significant decline in the operating loss for fiscal 1993 was primarily due to a reduction in the scope of the company's aquaculture business and increased operating revenues from the company's credit card processing business. Fiscal 1992 contained a $3.5 million write-down of aquaculture assets.
  See Note 3, on page 32, for information related to the sale of the company's credit card processing business during fiscal 1994. Effective November 1, 1993, the company discontinued the use of this segment.

CONSOLIDATED FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES
  Brown-Forman's cash flow continues to provide more than adequate capital to meet operating and capital expenditure requirements, to pay record dividends, and to fund acquisition opportunities. See Consolidated Statement of Cash Flows on page 27.
  Cash generated from operating activities for the combined three-year period of 1992, 1993 and 1994 has been higher than amounts needed for ongoing capital expenditure requirements, dividends, and debt repayments. Cash requirements have increased over the past three years reflecting the purchase of approximately $408 million of the company's common stock, acquisition activity, and increases in dividend payments, partially offset by reductions in working capital, principally inventory and accounts payable. Cash generated by operations increased 15%, 23%, and 16% in fiscal 1994, 1993, and 1992, respectively.
  Net working capital excluding the sale of the company's credit card processing business, decreased $160 million in fiscal 1994 reflecting a reduction in cash and cash equivalents resulting from the stock purchase, lower finished goods inventory due to successful inventory reductions in the consumer durables segment and lower case goods of Jack Daniel's Country Cocktails, and increased accounts payable and commercial paper. These reductions were partially offset by an increase in barreled whisky. Fiscal 1993 net working capital, excluding acquisitions of businesses, increased $92 million, reflecting an increase in cash and cash equivalents, higher accounts receivable, a reduction in short-term debt and accrued taxes on income, partially offset by a reduction in inventories. Fiscal 1992 net working capital, excluding acquisitions of businesses, decreased $5 million primarily from a decrease in cash and cash equivalents, partially offset by higher accounts receivables due to increased sales, and a reduction of accrued liabilities.
  The company has a $150 million revolving credit agreement that expires in fiscal 1998 and $130 million in revolving credit agreements that expire in fiscal 1995. At April 30, 1994, the company had no outstanding borrowings under these agreements. At April 30, 1994, the company also had available for issuance $250 million of debt securities under a shelf registration filing with the Securities and Exchange Commission.
  The company expects to retire $100
million of 9.375% debt on April 1, 1995. However, due to a previously arranged option to swap interest rates, the company does not expect this transaction to result in a change in interest expense. See Note 9 on page 34.

CAPITAL EXPENDITURES
  Brown-Forman invested $27 million in property, plant, and equipment in fiscal 1994, $34 million in fiscal 1993, and $52 million in fiscal 1992. Capital expenditures are expected to be approximately $45 to $50 million in fiscal 1995 primarily for upgrading and expansion of production facilities in the wines and spirits segment, and improving the effectiveness of Lenox operations. Fiscal 1993 and fiscal 1992 expenditures reflect the modernization of production facilities and projects to expand the capacity at Lenox China. In fiscal 1995, capital expenditure requirements are expected to be met with internally generated funds.

DIVIDENDS
  Fiscal 1994 dividends per common share were at record levels and increased 8% to $.927 from $.86 in fiscal 1993. The increase is based on the expectations of continued strong and stable cash flow. Quarterly dividends were increased in fiscal 1994 from $.227 to $.237, which results in an indicated annual dividend of $.947 per common share. Cash dividends per common share increased from $.78 in 1992 to $.86 in 1993, an increase of 10%. The percent of cash dividends paid to net income was 58% in fiscal 1994, compared to 46% and 44% for fiscal 1993 and fiscal 1992, respectively. Brown-Forman has paid regular cash dividends for 49 consecutive years.

ENVIRONMENTAL
  Note 13, on page 36, discusses the effects of environmental issues on Brown-Forman's financial statements.


                                           11-YEAR CONSOLIDATED SELECTED FINANCIAL DATA

For Fiscal Year Ended April 30,

(Expressed in thousands, except per share amounts and ratios)
- - ----------------------------------------------------------------------------------------------------------------------
OPERATIONS                                                           1994                 1993                 1992
======================================================================================================================
Net Sales                                                         $1,665,120           1,691,683            1,519,787
- - ----------------------------------------------------------------------------------------------------------------------
Excise Taxes                                                      $  263,693             277,152              259,669
- - ----------------------------------------------------------------------------------------------------------------------
Net Sales Less Excise Taxes                                       $1,401,427           1,414,531            1,260,118
- - ----------------------------------------------------------------------------------------------------------------------
Gross Profit                                                      $  826,883             824,747              743,578
- - ----------------------------------------------------------------------------------------------------------------------
Operating Income                                                  $  240,361             255,382              233,818
- - ----------------------------------------------------------------------------------------------------------------------
Interest Income                                                   $    3,984               3,113                3,656
- - ----------------------------------------------------------------------------------------------------------------------
Interest Expense                                                  $   17,195              15,918               13,782
- - ----------------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Accounting Changes             $  161,069             156,190              146,353
- - ----------------------------------------------------------------------------------------------------------------------
Cumulative Effect of Accounting Changes                           $  (32,542)                 --                   --
- - ----------------------------------------------------------------------------------------------------------------------
Net Income                                                        $  128,527             156,190              146,353
- - ----------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding                            78,657              82,664               82,721
- - ----------------------------------------------------------------------------------------------------------------------
Earnings Per Common Share:
- - ----------------------------------------------------------------------------------------------------------------------
  Income Before Cumulative Effect of Accounting Changes           $     2.04                1.88                 1.76
- - ----------------------------------------------------------------------------------------------------------------------
  Cumulative Effect of Account Changes                            $     (.41)                 --                   --
- - ----------------------------------------------------------------------------------------------------------------------
  Net Income                                                      $     1.63                1.88                 1.76
- - ----------------------------------------------------------------------------------------------------------------------
Cash Dividends Per Common Share                                   $      .93                 .86                  .78
- - ----------------------------------------------------------------------------------------------------------------------
Common Stock Splits                                                  3-FOR-1
- - ----------------------------------------------------------------------------------------------------------------------


INVESTED CAPITAL IN THE BUSINESS
- - ----------------------------------------------------------------------------------------------------------------------
Current Debt                                                      $   59,096                6,389              20,845
- - ----------------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                    $  299,061              154,408             114,191
- - ----------------------------------------------------------------------------------------------------------------------
Preferred Stock                                                   $   11,779               11,779              11,779
- - ----------------------------------------------------------------------------------------------------------------------
Common Stockholders' Equity                                       $  451,908              806,334             723,379
- - ----------------------------------------------------------------------------------------------------------------------
Invested Capital                                                  $  821,844              978,920             870,194
- - ----------------------------------------------------------------------------------------------------------------------
Average Invested Capital                                          $  900,382              924,557             822,638
- - ----------------------------------------------------------------------------------------------------------------------
Average Common Stockholders' Equity                               $  629,126              764,862             686,084
- - ----------------------------------------------------------------------------------------------------------------------
New Working Capital                                               $  368,850              509,894             437,333
- - ----------------------------------------------------------------------------------------------------------------------
Total Assets                                                      $1,233,849            1,310,998           1,193,522
- - ----------------------------------------------------------------------------------------------------------------------

RATIOS
- - ----------------------------------------------------------------------------------------------------------------------
Return on Average Invested Capital                                     15.4%                18.0%               18.8%
- - ----------------------------------------------------------------------------------------------------------------------
Return on Average Common Stockholders' Equity                          20.4%                20.4%               21.3%
- - ----------------------------------------------------------------------------------------------------------------------
Total Long-Term Debt to Total Long-Term Capital                        39.2%                15.9%               13.4%
- - ----------------------------------------------------------------------------------------------------------------------
Total Cash Dividends Paid to Net Income                                57.5%                45.8%               44.4%
- - ----------------------------------------------------------------------------------------------------------------------
Current Assets to Current Liabilities                                  2.3:1                3.4:1               3.0:1
- - ----------------------------------------------------------------------------------------------------------------------


Notes:
1. Average invested capital, return on average invested capital, return on average common stockholders' equity, and total long-term debt to total long-term capital are defined on page 19.
2. Includes the operations of Fetzer Vineyards, Dansk International Designs Ltd., and California Cooler Co., since their acquisitions on August 31, 1992, July 2, 1991, and September 5, 1985 respectively.
3. On October 15, 1993, the company sold Brown-Forman Enterprises, its credit card processing operations, resulting in an after-tax gain of $18,350,000.


- - -------------------------------------------------------------------------------------------------------
           1991          1990        1989        1988        1987        1986        1985        1984
- - -------------------------------------------------------------------------------------------------------
         1,387,780    1,303,985   1,293,991   1,360,282   1,405,846   1,288,808   1,208,113   1,146,343
- - -------------------------------------------------------------------------------------------------------
           268,930      276,006     281,298     288,010     306,355     293,944     279,721     282,550
- - -------------------------------------------------------------------------------------------------------
         1,118,850    1,027,979   1,012,693   1,072,272   1,099,491     994,864     928,392     863,793
- - -------------------------------------------------------------------------------------------------------
           666,444      609,196     578,739     561,509     564,802     519,471     470,705     426,075
- - -------------------------------------------------------------------------------------------------------
           223,467      224,944     208,480     191,684     182,126     190,080     188,088     175,448
- - -------------------------------------------------------------------------------------------------------
             7,154        7,250       6,172       1,513       1,814       1,309       1,945       2,975
- - -------------------------------------------------------------------------------------------------------
            11,075       16,654      24,821      18,399      22,125      28,145      35,749      34,969
- - -------------------------------------------------------------------------------------------------------
           145,233       80,979     144,497     103,399      89,584      86,376      81,684      73,554
- - -------------------------------------------------------------------------------------------------------
                 -       11,526           -           -           -           -           -           -
- - -------------------------------------------------------------------------------------------------------
           145,233       92,505     144,497     103,399      89,584      86,376      81,684      73,554
- - -------------------------------------------------------------------------------------------------------
            83,303       83,933      83,933      95,060      96,249      96,211     106,524     113,271
- - -------------------------------------------------------------------------------------------------------

- - -------------------------------------------------------------------------------------------------------
              1.74          .96        1.72        1.08         .93         .89         .76         .65
- - -------------------------------------------------------------------------------------------------------
                 -          .14           -           -           -           -           -           -
- - -------------------------------------------------------------------------------------------------------
              1.74         1.10        1.72        1.08         .93         .89         .76         .65
- - -------------------------------------------------------------------------------------------------------
               .72          .63         .51         .41         .30         .22         .20         .20
- - -------------------------------------------------------------------------------------------------------
                                                            3-for-2
- - -------------------------------------------------------------------------------------------------------


- - -------------------------------------------------------------------------------------------------------
             2,236          827      25,830         790      19,544      30,490      28,214      43,597
- - -------------------------------------------------------------------------------------------------------
           112,278      114,484     115,281     190,973     199,454     235,919     266,162     264,411
- - -------------------------------------------------------------------------------------------------------
            11,779       11,779      11,779      11,779      11,779      11,779      11,779      11,779
- - -------------------------------------------------------------------------------------------------------
           648,788      583,521     543,900     442,601     577,938     516,365     454,053     506,521
- - -------------------------------------------------------------------------------------------------------
           775,081      710,611     696,790     646,143     808,715     794,553     760,208     826,308
- - -------------------------------------------------------------------------------------------------------
           742,846      703,701     671,467     727,429     801,634     777,381     793,258     680,131
- - -------------------------------------------------------------------------------------------------------
           616,155      563,711     493,251     510,270     547,152     485,209     480,287     481,147
- - -------------------------------------------------------------------------------------------------------
           431,347      388,197     313,153     287,371     336,657     309,894     325,845     356,535
- - -------------------------------------------------------------------------------------------------------
         1,082,597    1,020,984   1,003,272     932,284   1,056,699   1,037,799     935,383     982,827


- - -------------------------------------------------------------------------------------------------------
             20.5%        14.6%       23.8%       15.7%       12.6%       12.9%       12.6%       13.4%
- - -------------------------------------------------------------------------------------------------------
             23.5%        16.3%       29.2%       20.2%       16.3%       17.7%       16.9%       15.2%
- - -------------------------------------------------------------------------------------------------------
             14.5%        16.1%       17.2%       29.5%       25.3%       30.9%       36.4%       33.8%
- - -------------------------------------------------------------------------------------------------------
             41.7%        57.4%       29.8%       38.9%       32.8%       25.3%       26.2%       30.8%
- - -------------------------------------------------------------------------------------------------------
             3.3:1        3.0:1       2.5:1       2.7:1       2.8:1       2.5:1       3.0:1       3.1:1
- - -------------------------------------------------------------------------------------------------------

4. On January 31, 1989, the company sold the U.S. marketing rights for Martell Cognacs resulting in an after-tax gain of $22,300,000.
5. On April 27, 1988, the company sold the ArtCarved jewelry division resulting in an after-tax gain of $16,700,000.
6. Net income was reduced $59,900,000 and $33,000,000 to reflect the write-off of the intangible assets of California Cooler in 1990 and 1988, respectively.
7. Earnings per common share are based on the weighted average number of common shares outstanding during each year; both earnings and cash dividends per common share have been appropriately adjusted for the 3-for-1 and 3-for-2 stock splits in fiscal 1994 and 1987, respectively.

                       CONSOLIDATED STATEMENT OF INCOME

(Expressed in thousands, except per share amounts)
- - -----------------------------------------------------------------------------------------------------------------------------
Year Ended April 30,                                                                   1994           1993            1992
=============================================================================================================================
Net sales                                                                           $1,665,120     $1,691,683      $1,519,787
- - -----------------------------------------------------------------------------------------------------------------------------
Excise taxes                                                                           263,693        277,152         259,669
- - -----------------------------------------------------------------------------------------------------------------------------
Cost of sales                                                                          574,544        589,784         516,540
- - ------------------------------------------------------------------------------------=========================================


- - -----------------------------------------------------------------------------------------------------------------------------
  Gross profit                                                                         826,883        824,747         743,578
- - -----------------------------------------------------------------------------------------------------------------------------


- - -----------------------------------------------------------------------------------------------------------------------------
Selling, general, and administrative expenses                                          384,276        364,666         337,969
- - -----------------------------------------------------------------------------------------------------------------------------
Advertising expenses                                                                   202,246        204,699         171,791
- - ------------------------------------------------------------------------------------=========================================
  Operating income                                                                     240,361        255,382         233,818
- - -----------------------------------------------------------------------------------------------------------------------------


- - -----------------------------------------------------------------------------------------------------------------------------
Gain on sale of business before income taxes                                            30,077             --              --
- - -----------------------------------------------------------------------------------------------------------------------------
Interest income                                                                          3,984          3,113           3,656
- - -----------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                        17,195         15,918          13,782
- - ------------------------------------------------------------------------------------=========================================


- - -----------------------------------------------------------------------------------------------------------------------------
  Income before income taxes and cumulative effect of accounting changes               257,227        242,577         223,692
- - -----------------------------------------------------------------------------------------------------------------------------


- - -----------------------------------------------------------------------------------------------------------------------------
Taxes on income                                                                         96,158         86,387          77,339
- - ------------------------------------------------------------------------------------=========================================


- - -----------------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting changes                                  161,069        156,190         146,353
- - -----------------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting changes                                                (32,542)            --              --
- - ------------------------------------------------------------------------------------=========================================
  Net income                                                                        $  128,527     $  156,190      $  146,353
- - ------------------------------------------------------------------------------------=========================================


- - -----------------------------------------------------------------------------------------------------------------------------
Earnings per common share:
- - -----------------------------------------------------------------------------------------------------------------------------
  Income before cumulative effect of accounting changes                             $     2.04     $     1.88      $     1.76
- - -----------------------------------------------------------------------------------------------------------------------------
  Cumulative effect of accounting changes                                                 (.41)            --              --
- - ------------------------------------------------------------------------------------=========================================
  Net income                                                                        $     1.63     $     1.88      $     1.76
- - ------------------------------------------------------------------------------------=========================================

The accompanying notes are an integral part of the consolidated financial statements.

                     CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in thousands; amounts in brackets are reductions of cash)
- - ----------------------------------------------------------------------------------------------------------------------------
Year Ended April 30,                                                                           1994       1993        1992
- - -----------------------------------------------------------------------------------------------------------------------------
- - -----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
- - -----------------------------------------------------------------------------------------------------------------------------
  Net income                                                                                $ 128,527   $ 156,190   $ 146,353
- - -----------------------------------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to net cash provided by (used for) operations:
- - -----------------------------------------------------------------------------------------------------------------------------
   Cumulative effect of changes in accounting principles                                       32,542                      --
- - -----------------------------------------------------------------------------------------------------------------------------
   Depreciation                                                                                36,588      35,114      29,559
- - -----------------------------------------------------------------------------------------------------------------------------
   Amortization of intangible assets                                                            9,435       8,641       7,694
- - -----------------------------------------------------------------------------------------------------------------------------
   Deferred income taxes                                                                        6,405         587       5,132
- - -----------------------------------------------------------------------------------------------------------------------------
   Gain on sale of business, net of income taxes                                              (18,350)         --          --
- - -----------------------------------------------------------------------------------------------------------------------------
   Other                                                                                          384      (3,510)     (3,686)
- - -----------------------------------------------------------------------------------------------------------------------------
   Change in assets and liabilities, excluding the effects of businesses acquired and sold:
- - -----------------------------------------------------------------------------------------------------------------------------
     Accounts receivable                                                                       (1,659)    (21,033)    (23,133)
- - -----------------------------------------------------------------------------------------------------------------------------
     Inventories                                                                                7,073      18,234      (6,491)
- - -----------------------------------------------------------------------------------------------------------------------------
     Other current assets                                                                       3,715       1,419       8,755
- - -----------------------------------------------------------------------------------------------------------------------------
     Accounts payable and accrued expenses                                                     31,528       6,491      (3,337)
- - -----------------------------------------------------------------------------------------------------------------------------
     Accrued taxes on income                                                                  (15,335)     (9,278)     (4,640)
- - -----------------------------------------------------------------------------------------------------------------------------
   Cash provided by operating activities                                                      220,853     192,855     156,206
- - -----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
- - -----------------------------------------------------------------------------------------------------------------------------
 Proceeds from sale of business                                                                31,837          --          --
- - -----------------------------------------------------------------------------------------------------------------------------
 Acquisition of businesses, net of cash acquired of $3,999 in 1992                                 --      (4,613)    (71,357)
- - -----------------------------------------------------------------------------------------------------------------------------
 Equity investment                                                                                 --      (9,512)         --
- - -----------------------------------------------------------------------------------------------------------------------------
 Additions to property, plant, and equipment                                                  (27,433)    (33,616)    (52,141)
- - -----------------------------------------------------------------------------------------------------------------------------
 Disposals of property, plant, and equipment                                                    1,788       2,045       2,664
- - -----------------------------------------------------------------------------------------------------------------------------
 Net sales (purchases) of short-term investments                                               18,146      (1,241)     (2,537)
- - -----------------------------------------------------------------------------------------------------------------------------
 Other                                                                                         (5,426)       (396)       (171)
- - -----------------------------------------------------------------------------------------------------------------------------
   Cash provided by (used for) investing activities                                            18,912     (47,333)   (123,542)
- - -----------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
- - -----------------------------------------------------------------------------------------------------------------------------
 Commercial paper                                                                             204,229     (20,772)     20,772
- - -----------------------------------------------------------------------------------------------------------------------------
 Proceeds from long-term debt                                                                      --       2,744      11,640
- - -----------------------------------------------------------------------------------------------------------------------------
 Reduction of long-term debt                                                                   (6,869)     (5,317)    (11,890)
- - -----------------------------------------------------------------------------------------------------------------------------
 Reduction of debt assumed in acquisition of businesses                                            --     (17,708)    (24,903)
- - -----------------------------------------------------------------------------------------------------------------------------
 Retirement of notes payable                                                                       --      (8,025)         --
- - -----------------------------------------------------------------------------------------------------------------------------
 Acquisition of treasury stock                                                               (407,659)         --      (6,999)
- - -----------------------------------------------------------------------------------------------------------------------------
 Dividends paid                                                                               (73,838)    (71,562)    (64,999)
- - -----------------------------------------------------------------------------------------------------------------------------
   Cash (used for) financing activities                                                      (284,137)   (120,640)    (76,379)
- - -----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                          (44,372)     24,882     (43,715)
- - -----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                                   74,912      50,030      93,745
- - -----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                                      $  30,540   $  74,912   $  50,030
- - -----------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

                                                                                                                               27


                          CONSOLIDATED BALANCE SHEEET

(Expressed in thousands, except per share amounts)
- - -------------------------------------------------------------------------------
April 30,                                   1994         1993        1992
===============================================================================
ASSETS
- - -------------------------------------------------------------------------------
Cash and cash equivalents                 $   30,540   $   74,912  $   50,030
- - -------------------------------------------------------------------------------
Short-term investments                            --       18,146      16,905
- - -------------------------------------------------------------------------------
Accounts receivable, less allowance for
  doubtful accounts
  of $12,006 in 1994, $10,432 in 1993,
  and $7,970 in 1992                         240,580      238,921     208,271
- - -------------------------------------------------------------------------------

- - -------------------------------------------------------------------------------
Inventories:
- - -------------------------------------------------------------------------------
  Barreled whiskey                           143,785      137,880     144,538
- - -------------------------------------------------------------------------------
  Finished goods                             122,976      142,640     147,777
- - -------------------------------------------------------------------------------
  Work in progress                            59,984       56,857      29,238
- - -------------------------------------------------------------------------------
  Raw materials and supplies                  31,697       28,139      30,869
- - ------------------------------------------=====================================
    Total inventories                        358,442      365,516     352,422
- - -------------------------------------------------------------------------------


- - -------------------------------------------------------------------------------
Other current assets                          20,344       22,759      23,850
- - ------------------------------------------=====================================
TOTAL CURRENT ASSETS                         649,906      720,254     651,478
- - -------------------------------------------------------------------------------

- - -------------------------------------------------------------------------------
Property, plant, and equipment, at no cost:
- - -------------------------------------------------------------------------------
  Land                                        17,604       17,466      14,924
- - -------------------------------------------------------------------------------
  Buildings                                  167,500      164,134     148,496
- - -------------------------------------------------------------------------------
  Equipment                                  325,271      309,647     284,487
- - ------------------------------------------=====================================
                                             510,375      491,247     447,907
- - -------------------------------------------------------------------------------
Less accumulated depreciation               (264,397)    (233,807)   (204,631)
- - ------------------------------------------=====================================
    Net property, plant, and equipment       245,978      257,440     243,276
- - -------------------------------------------------------------------------------
Intangible assets, less accumulated
  amortization of $89,471 in 1994,
  $80,036 in 1993, and $71,395 in 1992       276,358      279,681     245,235
- - -------------------------------------------------------------------------------


- - -------------------------------------------------------------------------------
Other assets                                  61,607       53,623      53,533
- - ------------------------------------------=====================================
TOTAL ASSETS                              $1,233,849   $1,310,998  $1,193,522
- - ------------------------------------------=====================================

The accompanying notes are an integral part of the consolidated financial statements.


- - ---------------------------------------------------------------------------------------------------
April 30,                                                         1994         1993         1992
===================================================================================================
LIABILITIES
- - ---------------------------------------------------------------------------------------------------
Commercial paper                                               $   54,229            -   $   20,772
- - ---------------------------------------------------------------------------------------------------
Accounts payable and accrued expenses                             216,175   $  180,664      159,258
- - ---------------------------------------------------------------------------------------------------
Current portion of long-term debt                                   4,867        6,389           73
- - ---------------------------------------------------------------------------------------------------
Accrued taxes on income                                             3,815        7,424       16,702
- - ---------------------------------------------------------------------------------------------------
Deferred income taxes                                               1,970       15,883       17,340
===================================================================================================
TOTAL CURRENT LIABILITIES                                         281,056      210,360      214,145
- - ---------------------------------------------------------------------------------------------------
Long-term debt                                                    299,061      154,408      114,191
- - ---------------------------------------------------------------------------------------------------
Deferred income taxes                                             102,267      108,971      106,545
- - ---------------------------------------------------------------------------------------------------
Accrued postretirement benefits                                    47,223            -            -
- - ---------------------------------------------------------------------------------------------------
Other liabilities and deferred income                              40,555       19,136       23,483
===================================================================================================
TOTAL LIABILITIES                                                 770,162      492,875      458,364
- - ---------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
- - ---------------------------------------------------------------------------------------------------
Capital Stock:
- - ---------------------------------------------------------------------------------------------------
 Preferred $.40 cumulative, $10 par value,
   redeemable at company's option at $10.25
   per share plus unpaid accrued dividends;
   1,177,948 shares authorized and outstanding                     11,779       11,779       11,779
===================================================================================================
 Class A common stock, voting, $.15 par value;
   authorized shares, 30,000,000; issued shares, 28,988,091         4,348        1,809        1,809
- - ---------------------------------------------------------------------------------------------------
 Class B common stock, nonvoting, $.15 par value;
   authorized shares, 60,000,000; issued shares, 40,008,147         6,001        4,000        4,000
- - ---------------------------------------------------------------------------------------------------
Capital in excess of par value of common stock                          -       89,735       89,717
- - ---------------------------------------------------------------------------------------------------
Retained earnings                                                 445,643    1,057,461      972,833
- - ---------------------------------------------------------------------------------------------------
Cumulative translation adjustment                                  (4,084)      (2,421)        (740)
- - ---------------------------------------------------------------------------------------------------
Less common treasury stock, at cost:
 (1993 and 1992:  Class A, 4,463,163 shares; Class B,
 29,051,280 shares)                                                     -     (344,240)    (344,240)
===================================================================================================
COMMON STOCKHOLDERS' EQUITY                                       451,908      806,344      723,379
===================================================================================================
TOTAL STOCKHOLDERS' EQUITY                                        463,687      818,123      735,158
===================================================================================================
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $1,233,849   $1,310,998   $1,193,522
===================================================================================================

                                                                                                 29


                                          CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

For the Years Ended April 30, 1994, 1993, and 1992 (Expressed in thousands, except share amounts)
- - ------------------------------------------------------------------------------------------------------------------------------
                                                          Common Stock
                                                         ---------------   Capital in                 Cumulative
                                           Preferred     Class     Class   Excess of       Retained   Translation    Treasury
                                  Total      Stock         A         B     Par Value       Earnings   Adjustment      Stock
- - ------------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 1991         $ 660,567   $11,779      $1,809    $ 4,000   $89,748      $  891,479   $(1,007)      $(337,241)
- - -------------------------------------------------------------------------------------------------------------------------------
  Net income                      146,353                                                    146,353
- - ------------------------------------------------------------------------------------------------------------------------------
  Cash dividends
    Preferred, per share $.40        (471)                                                      (471)
    Common, per share $.78        (64,528)                                                   (64,528)
- - ------------------------------------------------------------------------------------------------------------------------------
  Acquisition of treasury stock
    (Class B, 268,500 shares)      (6,999)                                                                              (6,999)
- - ------------------------------------------------------------------------------------------------------------------------------
  Foreign currency translation
    adjustment                        267                                                                  267
- - ------------------------------------------------------------------------------------------------------------------------------
  Other                               (31)                                       (31)
==============================================================================================================================
Balance, April 30, 1992           735,158    11,779        1,809     4,000    89,717         972,833      (740)       (344,240)
- - ------------------------------------------------------------------------------------------------------------------------------
  Net income                      156,190                                                    156,190
- - ------------------------------------------------------------------------------------------------------------------------------
  Cash dividends
    Preferred, per share $.40        (471)                                                      (471)
    Common, per share $.86        (71,091)                                                   (71,091)
- - ------------------------------------------------------------------------------------------------------------------------------
  Foreign currency translation
    adjustment                     (1,681)                                                              (1,681)
- - ------------------------------------------------------------------------------------------------------------------------------
  Other                                18                                         18
==============================================================================================================================
Balance, April 30, 1993           818,123    11,779        1,809     4,000    89,735       1,057,461    (2,421)       (344,240)
- - ------------------------------------------------------------------------------------------------------------------------------
  Net income                      128,527                                                    128,527
- - ------------------------------------------------------------------------------------------------------------------------------
  Cash dividends
    Preferred, per share $.40        (471)                                                     (471)
    Common, per share $.93        (73,367)                                                  (73,367)
- - ------------------------------------------------------------------------------------------------------------------------------
  Acquisition of treasury stock
    (Class A, 2,734,452 shares and
    Class B, 10,933,518 shares)  (407,659)                                                                            (407,659)
- - ------------------------------------------------------------------------------------------------------------------------------
  Retirement of treasury stock
    (Class A, 7,197,615 shares and
    Class B, 39,984,798 shares)        --                   (360)   (1,999)  (89,822)       (659,718)                  715,899
- - ------------------------------------------------------------------------------------------------------------------------------
  Issuance of shares in connection
    with 3-for-1 stock split           --                  2,899     4,000                    (6,899)
- - ------------------------------------------------------------------------------------------------------------------------------
  Foreign currency translation
    adjustment                     (1,663)                                                              (1,663)
- - ------------------------------------------------------------------------------------------------------------------------------
  Other                               197                                         87             110
==============================================================================================================================
Balance, April 30, 1994          $463,687   $11,779       $4,348    $6,001   $    --      $  445,643   $(4,084)      $      --
==============================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

1. ACCOUNTING POLICIES
A brief description of the principal accounting methods and policies follows:

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of all subsidiaries.

CASH EQUIVALENTS
Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

SHORT-TERM INVESTMENTS

Short-term interest bearing investments are those with maturities of less than one year but greater than three months when purchased. These investments are readily convertible to cash and are stated at cost, which approximates fair value.

INVENTORIES

Inventories are stated at the lower of cost or market. Approximately 84% at April 30, 1994, 83% at April 30, 1993, and 80% at April 30, 1992 of the total amount of consolidated inventories are stated on the basis of the last-in, first-out (LIFO) method. All remaining inventories generally are valued using the first-in, first-out and average cost methods.

  If the LIFO method had not been used, inventories would have been $71,626,000, $62,347,000, and $45,326,000 higher than reported at April 30, 1994, 1993, and
1992, respectively.

  A substantial portion of barreled whisky will not be sold within one year because of the duration of the aging process. All barreled whisky is classified in current assets in accordance with industry practice. Bulk wine inventories are classified as work in process.

  Warehousing, insurance, ad valorem taxes, and other carrying charges applicable to barreled whisky held for aging are included in inventory costs.

DEPRECIATION
Provision for depreciation is made on the basis of estimated useful lives of depreciable assets, principally using the straight-line method.

INTANGIBLE ASSETS

Intangible assets, principally the excess of purchase price over the fair value of identifiable net assets of acquired businesses, are stated at cost less accumulated amortization. These assets are amortized using the straight-line method over their estimated useful lives, not exceeding forty years.

  Intangible assets are carried at an amount not exceeding estimated recoverability. The company assesses the recoverability of the carrying value of intangible assets based primarily on forecasted profitability and cash flows of the related business.

DEFERRED INCOME

Deferred income represents proceeds received from a multi-year agreement for the distribution rights of certain of the company's spirits brands in the export market. These proceeds are being recognized over a ten-year period.

REVENUE RECOGNITION

The company recognizes revenue when goods are shipped or services are performed. Interchange fees, which are amounts collected for credit card issuing organizations, are not included in revenues. These fees were $21,094,000, $33,324,000, and $20,326,000 for 1994, 1993, and 1992, respectively.

EARNINGS PER COMMON SHARE

Earnings per common share are based upon the weighted average common shares outstanding of 78,657,432 in 1994, 82,664,208 in 1993, and 82,720,695 in 1992,
after recognition of dividend requirements on preferred stock. All common share and per share information have been retroactively restated to reflect the three-for-one stock split on May 20, 1994.

RECLASSIFICATIONS
Certain prior year amounts have been reclassified to conform with the current year's presentation.

2.  ACCOUNTING CHANGES

On May 1, 1993, the company adopted Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits." See Postretirement Benefits Other Than Pensions and Postemployment Benefits on page 32. In the third quarter of 1994, the company adopted Statement of Financial Accounting Standards No. 116, "Accounting for Contributions Received and Contributions Made," and restated the first quarter as if adoption had occurred May 1, 1993. Accordingly, the company recorded a liability for charitable contributions unconditionally pledged but not yet paid.





  The cumulative effect of these changes in accounting principles are as follows (in thousands).

                         FAS Statement No.
- - --------------------------------------------------
                      106     112     116    Total
- - --------------------------------------------------
Pretax charge     $43,684  $2,817  $6,721  $53,222
- - --------------------------------------------------
Income taxes       16,955   1,104   2,621   20,680
- - --------------------------------------------------
Net charge        $26,729  $1,713  $4,100  $32,542
- - --------------------------------------------------
Net charge per
 common share     $   .34  $  .02  $  .05  $   .41
- - --------------------------------------------------

  Effective January 31, 1994, the company adopted Statement of Position 93-7, "Reporting on Advertising Costs." This statement was issued by the American Institute of Certified Public Accountants and requires the company to prospectively capitalize and amortize direct-response advertising to better match revenues with expenses. The company continues to expense other advertising costs as incurred.
  On May 1, 1993, the company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."
  The adoption of these standards did not materially affect 1994 earnings before the cumulative effect of accounting changes.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



3. CHANGES IN OPERATIONS

SALE OF CREDIT CARD OPERATIONS
On October 15, 1993, the company sold substantially all the assets of its credit card processing operations. The sale resulted in a pretax gain of approximately $30,077,000 ($18,350,000 or $.23 per share after-tax).

ACQUISITION OF FETZER VINEYARDS
On August 31, 1993, the company purchased the outstanding stock of Fetzer Vineyards of Mendocino County, California. The cost of acquiring the stock was approximately $64,200,000 and included, among other costs, $4,600,000 in cash, $47,500,000 in notes to the previous owners and four annual payments of $2,800,000 per year beginning fiscal 1996. In addition, the company assumed approximately $27,000,000 of Fetzer Vineyards debt. The acquisition has been accounted for as a purchase, and accordingly, the operating results of Fetzer have been consolidated with the company since the acquisition date. The excess of the acquisition cost over the fair value of the net assets acquired is approximately $47,000,000 which is being amortized over forty years.

ACQUISITION OF DANSK
The company acquired Dansk International Designs Ltd. ("Dansk") on July 2, 1991. The total capital invested in Dansk was approximately $87,400,000, made up of the purchase price of acquiring all the outstanding stock for approximately $65,500,000, net of $2,000,000 of excess cash acquired, and the assumption of $21,900,000 of Dansk debt. The acquisition has been accounted for as a purchase, and accordingly, the operating results of Dansk have been consolidated with the company since the acquisition date. The excess of the acquisition cost over the fair value of the identifiable net assets acquired is approximately $45,800,000 which is being amortized over forty years.

OTHER ACQUISITIONS
During 1993, the company acquired a 20% interest in Swift and Moore Pty. Limited, an importer and marketer of spirits and wines in Australia for $9,512,000.
  During 1992, the company acquired certain assets of Jekel Vineyards and Wings Luggage. Jekel Vineyards is a Monterey County, California winery which produces super-premium, estate-bottled wines. These acquisitions were accounted for as purchases.

4. COMMITMENTS
Rentals of real estate, office and data processing equipment, vehicles, and manufacturing equipment under operating leases amounted to approximately $20,700,000, $19,200,000, and $19,000,000 for 1994, 1993, and 1992,
respectively. The company has commitments related primarily to minimum lease payments totaling $22,700,000 in 1995; $16,300,000 in 1996; $13,100,000 in 1997;
$10,300,000 in 1998; $8,100,000 in 1999; and $10,100,000 after 1999.

5. POSTEMPLOYMENT BENEFITS
The company provides postemployment benefits to certain former or inactive employees. Effective May 1, 1993, the company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual accounting for those benefits. The cumulative effect of adopting this accounting standard resulted in a one-time pretax charge of $2,817,000 ($1,713,000 or $.02 per share after tax).

6. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The company provides certain health care and life insurance benefits for eligible retirees. Effective May 1, 1993, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under SFAS No. 106, the company accrues the cost of these benefits over employers' active service periods.
  The company elected to recognize this change in accounting on the immediately recognition basis. The adoption of this standard resulted in a one-time pretax charge totaling $43,684,000 ($26,729,000 or $.34 per share after tax).

  The postretirement benefit expense for 1994 includes the following components (in thousands):


Service cost of benefits earned                   $1,898
- - --------------------------------------------------------
Interest cost on accumulated postretirement
  benefit obligation                               3,495
- - --------------------------------------------------------
Postretirement benefit expense                    $5,393
- - --------------------------------------------------------

  Prior to May 1, 1993, retiree health care and life insurance benefits were expensed as paid and totaled $1,950,000 in 1993 and $2,073,000 in 1992.

  The 1994 postretirement benefit liability includes the following components (in thousands):


Actuarial present value of accumulated postretirement obligation:

- - ------------------------------------------------------------
  Retirees                                           $25,525
- - ------------------------------------------------------------
  Fully eligible active plan participants              3,878
- - ------------------------------------------------------------
  Other active plan participants                      20,040
- - ------------------------------------------------------------
                                                      49,443
- - ------------------------------------------------------------
Unrecognized net loss                                  2,220
- - ------------------------------------------------------------
Accrued postretirement benefit liability             $47,223
- - ------------------------------------------------------------

  The assumed discount rate used to determine the accumulated postretirement benefit obligation for April 30, 1994 was 7%. As of April 30, 1994, the assumed health care cost trend rate for participants under age 65 was 13.5%, for participants age 65 and over, the rate was 12.5%. The health care cost trend rate was assumed to decline gradually to 5% over 10 years. A one-percentage point increase in the assumed health care cost trend rate would have increased the accumulated postretirement benefit obligation as of April 30, 1994 by $6,123,000 and the postretirement benefit expense by $834,000.

7. PENSION PLANS
The company has defined benefit pension plans covering certain employees. The benefits for these plans are based primarily on years of service and employees pay near retirement for the salaried employees and stated amounts for each year of service for the union and hourly employees. The company also has unfunded plans that provide retirement benefits in excess of qualified plan formulas or regulatory limitations for certain employees.
   Pension income (expense) was $(1,096,000) for 1994, $347,000 for 1993, and $1,096,000 for 1992. Net pension income (expense) for 1994, 1993, and 1992 includes the following components (in thousands):

- - ----------------------------------------------------------------
                                    1994       1993       1992
- - ----------------------------------------------------------------
- - ----------------------------------------------------------------
Benefit cost for
 service during the year         $ (7,775)  $ (6,187)   $ (6,011)
- - ----------------------------------------------------------------
Interest cost on projected
 benefit obligation               (14,555)   (13,668)    (12,735)
- - ----------------------------------------------------------------
Actual return on plan assets       33,580     23,293      40,983
- - ----------------------------------------------------------------
Net amortization and deferral     (12,346)    (3,091)    (21,141)
- - ----------------------------------------------------------------
Net pension income (expense)     $ (1,096)  $   347     $  1,096
- - ----------------------------------------------------------------

The amounts included in the accompanying consolidated balance sheet were based on the funded status of the plans at January 31, 1994, and 1993 and are as follows (in thousands):

                                                                                 1994                               1993
- - -----------------------------------------------------------------------------------------------------------------------------------
                                                                     Plan Assets      Obligations       Plan Assets     Obligations
                                                                       Exceed            Exceed           Exceed          Exceed
                                                                     Obligations      Plan Assets       Obligations     Plan Assets
- - -----------------------------------------------------------------------------------------------------------------------------------
- - -----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
- - -----------------------------------------------------------------------------------------------------------------------------------
 Vested benefit obligations                                            $152,849         $ 16,280          $131,047       $ 10,341
- - -----------------------------------------------------------------------------------------------------------------------------------
 Nonvested benefit obligations                                           10,243            1,475             9,495          1,023
- - -----------------------------------------------------------------------------------------------------------------------------------
 Accumulated benefit obligations                                        163,092           17,755           140,542         11,364
- - -----------------------------------------------------------------------------------------------------------------------------------
 Additional amounts related to assumed pay increases                     29,123            2,944            30,919          3,873
- - -----------------------------------------------------------------------------------------------------------------------------------
 Projected benefit obligations                                          192,215           20,699           171,461         15,237
- - -----------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value                                               246,793            2,873           222,957          2,105
- - -----------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) benefit obligations                 54,578          (17,826)           51,496        (13,132)
- - -----------------------------------------------------------------------------------------------------------------------------------
Unamortized net (assets) obligations at date of adoption                (31,900)           3,462           (35,490)         3,879
- - -----------------------------------------------------------------------------------------------------------------------------------
Unrecognized net (gain) loss resulting from experience

 different from that assumed and changes in actuarial assumptions        13,888           (1,484)           14,395           (925)
- - -----------------------------------------------------------------------------------------------------------------------------------
Unrecognized prior service cost                                           2,879            5,684             7,867          1,248
- - -----------------------------------------------------------------------------------------------------------------------------------
Adjustment required to recognize minimum liability                           --            (5,458)              --         (2,910)
- - -----------------------------------------------------------------------------------------------------------------------------------
Contributions subsequent to measurement date                                 --               270               --            220
- - -----------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                                         $ 39,445         $(15,352)         $ 38,268       $(11,620)
- - -----------------------------------------------------------------------------------------------------------------------------------

  The projected benefit obligation was determined using a weighted average discount rate of 7% for 1994, 8% for 1993, and 8.5% for 1992. The weighted average rate of future compensation increases was 4% for 1994, 5% for 1993, and 5.5% for 1992. The expected rate of return on plan assets was 9.5% for these years. The plans' assets consist primarily of stocks and bonds.

  The company's policy for funded plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act (ERISA).

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. BUSINESS SEGMENT INFORMATION
The company's operations have been classified into three business segments: wines and spirits, consumer durables, and other. The wines and spirits segment includes the production, importing, and marketing of wines and distilled spirits. The consumer durables segment includes the manufacture and sale of china, crystal, ceramic and crystal collectibles, silver, pewter, and luggage. Through October 1993, the other segment included a credit card transaction processing business and an aquaculture business. The credit card transaction processing business was sold in October 1993 and the use of this segment was discontinued.
     Summarized financial information by business segment for 1994, 1993, and 1992 is as follows (in thousands):


- - ----------------------------------------------------------------------
                                     1994         1993         1992
======================================================================
Net sales:
- - ----------------------------------------------------------------------
   Wines and Spirits              $1,141,455   $1,154,549   $1,015,043
- - ----------------------------------------------------------------------
   Consumer Durables                 513,612      519,038      492,189
- - ----------------------------------------------------------------------
   Other                              10,053       18,096       12,555
======================================================================
                                  $1,665,120   $1,691,683   $1,519,787
======================================================================
Operating income:
- - ----------------------------------------------------------------------
   Wines and Spirits              $  235,004   $  245,693   $  220,967
- - ----------------------------------------------------------------------
   Consumer Durables                  18,953       24,454       40,365
- - ----------------------------------------------------------------------
   Other                                 453       (1,917)     (14,779)
- - ----------------------------------------------------------------------
   Corporate                         (14,049)     (12,848)     (12,735)
======================================================================
                                  $  240,361   $  255,382   $  233,818
======================================================================
Total assets:
- - ----------------------------------------------------------------------
   Wines and Spirits              $  676,086   $  659,911   $  555,316
- - ----------------------------------------------------------------------
   Consumer Durables                 500,707      539,682      559,688
- - ----------------------------------------------------------------------
   Other                                  --        8,536        6,635
- - ----------------------------------------------------------------------
   Corporate                          57,056      102,869       71,883
======================================================================
                                  $1,233,849   $1,310,998   $1,193,522
======================================================================
Depreciation and amortization:
- - ----------------------------------------------------------------------
   Wines and Spirits              $   22,108   $   19,981   $   17,131
- - ----------------------------------------------------------------------
   Consumer Durables                  23,436       22,982       19,492
- - ----------------------------------------------------------------------
   Other                                 271          597          459
- - ----------------------------------------------------------------------
   Corporate                             208          195          171
======================================================================
                                  $   46,023   $   43,755   $   37,253
======================================================================
Capital expenditures:
- - ----------------------------------------------------------------------
   Wines and Spirits              $   19,699   $   15,968   $   13,194
- - ----------------------------------------------------------------------
   Consumer Durables                   7,464       17,148       32,931
- - ----------------------------------------------------------------------
   Other                                 168          355        5,611
- - ----------------------------------------------------------------------
   Corporate                             102          145          405
======================================================================
                                  $   27,433   $   33,616   $   52,141
======================================================================


     Consumer durables' operating income was reduced by $8,180,000 ($5,350,000 after-tax) for the closing or reformatting of seven retail stores in 1994 and reduced by $3,830,000 ($2,500,000 after-tax) for the write-down of slow-moving and obsolete assets in 1993.
     There were no significant intersegment sales or transfers during 1994, 1993, and 1992. Operating income by business segment excludes interest income, interest expense, and net unallocated corporate expenses. Corporate assets consist principally of cash and cash equivalents, short-term investments, certain corporate receivables, and other assets.

9. FINANCIAL INSTRUMENTS
The company has sold an option to swap interest rates that effectively eliminates the call feature and establishes a fixed interest rate on the $100,000,000 of notes through their maturity date, April 1, 1998. The carrying amount of the option represents deferred income, which will reduce interest expense over the term of the option.
     The carrying amount of cash and cash equivalents, short-term investments, and commercial paper approximates fair value due to the short maturities of these instruments. The value of long-term debt and the option to swap are based on quoted market prices, discounted cash flows, and estimates of the cost to terminate or otherwise settle. A comparison of the carrying value and fair value of these instruments is as follows (in thousands):


- - -------------------------------------------------------------------------
                                   1994                    1993
=========================================================================
                             Carrying    Fair        Carrying    Fair
                              Amount     Value        Amount     Value
=========================================================================
Assets:
- - -------------------------------------------------------------------------
   Cash and
      cash equivalents       $ 30,540    $ 30,540    $ 74,912    $ 74,912
- - -------------------------------------------------------------------------
   Short-term investments          --          --      18,146      18,146
- - -------------------------------------------------------------------------
Liabilities:
- - -------------------------------------------------------------------------
   Commercial paper            54,229      54,229          --          --
- - -------------------------------------------------------------------------
   Long-term debt             303,928     308,248     160,797     167,016
- - -------------------------------------------------------------------------
   Option to swap
      interest rates              913       5,650       1,146       8,000
- - -------------------------------------------------------------------------


     The company has entered into foreign exchange forward contracts to reduce its exposure to fluctuations in foreign exchange rates. While these instruments are subject to the risk of loss from changes in exchange rates, these losses would generally be offset by related gains. The company's foreign exchange forward contracts on hand at April 30, 1994 and 1993 totaled $26,500,000 and $16,400,000, respectively. The carrying value of these financial instruments approximates fair value.

10. TAXES ON INCOME
Taxes on income for fiscal 1994 includes a $5,300,000 charge resulting from an increase in the corporate income tax rate. Included in this amount is a charge of $3,580,000 for the retroactive effect of a higher tax rate on earnings from January 1, 1993 to April 30, 1993, and a noncash charge to restate the deferred tax liability at the new corporate tax rate.
  The provision for taxes on income is composed of the following (in thousands):

- - -------------------------------------------------------
                            1994      1993       1992
=======================================================
Currently payable:
- - -------------------------------------------------------
  Federal                 $69,539    $64,667    $54,095
- - -------------------------------------------------------
  Foreign                   3,877      4,222      4,451
- - -------------------------------------------------------
  State and Local          16,594     14,688     13,661
- - -------------------------------------------------------
                           90,010     83,577     72,207
- - -------------------------------------------------------

- - -------------------------------------------------------
Deferred:
- - -------------------------------------------------------
  Federal                   6,401      3,659      5,280
- - -------------------------------------------------------
  Foreign                     (27)      (699)      (576)
- - -------------------------------------------------------
  State and Local            (226)      (150)       428
- - -------------------------------------------------------
                            6,148      2,810      5,132
- - -------------------------------------------------------
                          $96,158    $86,387    $77,339
- - -------------------------------------------------------

  United States and foreign components of income before income taxes and the cumulative effect of accounting changes are as follows (in thousands):

- - ---------------------------------------------------------
                           1994        1993        1992
=========================================================
United States            $220,880    $211,777    $189,108
- - ---------------------------------------------------------
Foreign                    36,347      30,800      34,584
- - ---------------------------------------------------------
                         $257,227    $242,577    $223,692
- - ---------------------------------------------------------

  The following is a reconciliation of the effective tax rates with the United States statutory rates:


                                    Percent of Income Before Taxes
- - ------------------------------------------------------------------
                                         1994      1993      1992
==================================================================
Statutory rate                           35.0%     34.0%     34.0%
- - ------------------------------------------------------------------
State taxes, net of U.S.
  Federal tax benefit                     4.1       4.0       4.2
- - ------------------------------------------------------------------
Income taxed at other than U.S.
  Federal statutory rate                 (1.5)     (1.2)     (1.9)
- - ------------------------------------------------------------------
Tax benefit of Foreign Sales
  Corporation                            (1.3)      (.9)      (.8)
- - ------------------------------------------------------------------
Nondeductible amortization                1.1       1.2       1.1
- - ------------------------------------------------------------------
Adjustment of prior years' accruals      (2.1)     (1.7)     (2.2)
- - ------------------------------------------------------------------
Adjustment of prior years' rate           1.2        --        --
- - ------------------------------------------------------------------
Other, net                                 .9        .2        .2
- - ------------------------------------------------------------------
                                         37.4%     35.6%     34.6%
- - ------------------------------------------------------------------

  Deferred tax assets and liabilities for 1994 are composed of the following (in thousands):


                                             Deferred Tax
- - --------------------------------------------------------------
                                         Assets    Liabilities
- - --------------------------------------------------------------
Postretirement and other benefits       $30,527           --
- - --------------------------------------------------------------
Various accrued liabilities
 and other                               31,400           --
- - --------------------------------------------------------------
Intercompany transactions                    --     $112,116
- - --------------------------------------------------------------
Depreciation                                 --       22,068
- - --------------------------------------------------------------
Undistributed foreign earnings               --       17,318
- - --------------------------------------------------------------
Pension plans                                --       13,857
- - --------------------------------------------------------------
Other                                        --          805
- - --------------------------------------------------------------
                                        $61,927     $166,164
- - --------------------------------------------------------------

  The 1993 deferred provision arose principally from $3,473,000 related to undistributed foreign earnings, $677,000 related to deferred income, partially offset by $2,396,000 related to intercompany transactions. The 1992 deferred provision arose principally from $3,284,000 related to undistributed foreign earnings, $2,196,000 related to deferred income, and $3,671,000 related to intercompany transactions. Deferred income taxes were not provided on certain undistributed earnings ($58,854,000 at April 30, 1994) of certain foreign subsidiaries because such undistributed earnings are expected to be reinvested indefinitely overseas. If these amounts were not considered permanently reinvested, additional deferred taxes of approximately $20,128,000 would have been provided.
  Cash paid for income taxes was $93,618,000 in 1994, $73,055,000 in 1993, and $67,255,000 in 1992.

11. ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable and accrued expenses are composed of the following (in thousands):


April 30,                      1994        1993        1992
=============================================================
Accounts payable, trade      $ 55,084    $ 38,725    $ 35,838
- - -------------------------------------------------------------
Accrued expenses:
- - -------------------------------------------------------------
Compensation and
 commissions                   37,840      35,453      36,904
- - -------------------------------------------------------------
Excise and other non-
 income taxes                  16,183      17,576      14,604
- - -------------------------------------------------------------
Interest                        9,042       8,476      10,330
- - -------------------------------------------------------------
Advertising                    39,356      35,401      20,988
- - -------------------------------------------------------------
Other                          58,670      45,033      40,594
- - -------------------------------------------------------------
                              161,091     141,939     123,420
- - -------------------------------------------------------------
                             $216,175    $180,664    $159,258
- - -------------------------------------------------------------

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LONG-TERM DEBT
At April 30, the company's long-term debt consisted of the following (in thousands, except percentage amounts):


April 30,                            1994         1993         1992
=====================================================================
Commercial paper, 3.6% to 4.0%     $150,000           --           --
- - ---------------------------------------------------------------------
9.375% notes,
  9.421% effective rate due 1998     99,880     $ 99,850     $ 99,820
- - ---------------------------------------------------------------------
11.25% notes, due through 1999       38,753       44,632           --
- - ---------------------------------------------------------------------
Variable rate industrial
  revenue bonds                      13,840       13,840       13,840
- - ---------------------------------------------------------------------
Other                                 1,455        2,475          604
- - -----------------------------------==================================
                                    303,928      160,797      114,264
- - ---------------------------------------------------------------------
Less current portion                  4,867        6,389           73
- - -----------------------------------==================================
                                   $299,061     $154,408     $114,191
- - -----------------------------------==================================

  The $100,000.00 of 9.375% notes are due in 1998 and callable at par in 1995. See Note 9 on page 34 for a related financial instrument. The variable rate industrial revenue bonds are due through 2026 at rates varying from 3.3% to 3.5%.
  At April 30, 1994, $150,000,000 of commercial paper is classified as long-term debt in accordance with the company's intent and ability to refinance obligations on a long-term basis. Long-term debt payment requirements for the five fiscal years after April 30, 1994 are as follows: 1995 - $4,867,000; 1996 - $5,414,000; 1997 - $6,023,000; 1998 - $256,581,000; 1999 - $7,455,000. Cash paid for interest was $16,629,000 in 1994, $17,771,000 in 1993, and $12,283,000 in
1992.

13. ENVIRONMENTAL
The company, along with other responsible parties, faces environmental claims resulting from the cleanup of several waste deposit sites. The company has accrued $2,800,000 to cover its portion of these cleanup costs. The company currently anticipates that all other costs of remediating these sites, estimated at $8,200,000, are expected to be paid by other responsible parties or insurance coverage. The company believes that any additional costs incurred by the company will not have a material adverse effect on the company's financial condition or results of operations.

14. CREDIT FACILITIES
The company has a $150,000,000 revolving credit agreement that expires in fiscal 1998 and $130,000,000 in revolving credit agreements that expire in fiscal 1995. At April 30, 1994, the company had no outstanding borrowings under these agreements. The most restrictive of the agreement's covenants requires the company to maintain a minimum level of net worth. At April 30, 1994, net worth, as defined in the agreement, exceeded the required level by $271,347,000. At April 30, 1994, the company also had available for issuance $250,000,000 of debt securities under a shelf registration filing with the Securities and Exchange Commission.

15. CONTINGENCIES
Various suits and claims (asserted and unasserted) arising in the ordinary course of business are pending or threatened against the company. These include product liability suits against the company that allege injury from the consumption of alcoholic beverages and suits that allege employment discrimination based on the plaintiffs' age. While some of these suits and claims seek significant financial recoveries from the company, based on a considered evaluation of all known and threatened litigation, and on the advice of counsel, management believes that the ultimate resolution of these matters will not have a material adverse effect on the company's financial position or results of operations.

16. QUARTERLY RESULTS (UNAUDITED)
The 1994 and 1993 unaudited quarterly results are presented on the highlights page.

- - -------------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS

BROWN-FORMAN CORPORATION

  We have audited the accompanying consolidated balance sheets of Brown-Forman Corporation and Subsidiaries as of April 30, 1994, 1993, and 1992, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown-Forman Corporation and Subsidiaries at April 30, 1994, 1993, and 1992, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.
  As discussed in Notes 2, 5, and 6 to the consolidated financial statements, in 1994 the company adopted changes in its methods of accounting for postretirement benefits other than pensions, postemployment benefits, and contributions.


/s/ Coopers & Lybrand
- - ----------------------------
Louisville, Kentucky
June 10, 1994



36