Form 10-K, Exhibit 13
period 1995-04-30
BROWN FORMAN CORP
filed 1995-07-18
CIK 14693

                                                                    EXHIBIT 13
                                  HIGHLIGHTS

(Expressed in thousands, except per share amounts and ratios)
- ---------------------------------------------------------------------------------------------------------
                                                              1995                1994          % Change
- ---------------------------------------------------------------------------------------------------------
Excluding unusual items
- ---------------------------------------------------------------------------------------------------------
Net Sales                                                  $1,679,630          $1,628,482           3%
- ---------------------------------------------------------------------------------------------------------
Operating Income                                           $  267,785          $  248,541           8%
- ---------------------------------------------------------------------------------------------------------
Net Income                                                 $  148,629          $  151,649          (2%)
- ---------------------------------------------------------------------------------------------------------
Earnings Per Share                                         $     2.15          $     1.92          12%
- ---------------------------------------------------------------------------------------------------------
Return on Average Invested Capital                               19.5%               17.8%
- ---------------------------------------------------------------------------------------------------------
Return on Average Common Stockholders' Equity                    30.1%               23.6%
- ---------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------
Including unusual items
- ---------------------------------------------------------------------------------------------------------
Net Sales                                                  $1,679,630          $1,628,482           3%
- ---------------------------------------------------------------------------------------------------------
Operating Income                                           $  267,785          $  240,361          11%
- ---------------------------------------------------------------------------------------------------------
Net Income                                                 $  148,629          $  128,527          16%
- ---------------------------------------------------------------------------------------------------------
Earnings Per Share                                         $     2.15          $     1.63          32%
- ---------------------------------------------------------------------------------------------------------
Cash Dividends Per Share                                   $      .97          $      .93           4%
- ---------------------------------------------------------------------------------------------------------
Return on Average Invested Capital                               19.5%               15.4%
- ---------------------------------------------------------------------------------------------------------
Return on Average Common Stockholders' Equity                    30.1%               20.4%
- ---------------------------------------------------------------------------------------------------------

Regular cash dividends have been paid for the fiftieth consecutive year. Fiscal 1994 was affected by unusual items discussed on page 22.

                        QUARTERLY FINANCIAL INFORMATION

(Expressed in thousands, except per share amounts)
- --------------------------------------------------------------------------------------------------------------
                                                                    Per Share of Common Stock
                                                    ----------------------------------------------------------
                                                                 Cash            Market Price (High-Low)
                    Net        Gross        Net        Net     Dividends    ----------------------------------
                   Sales       Profit     Income     Income      Paid           Class A            Class B
- --------------------------------------------------------------------------------------------------------------
Fiscal 1995      $1,679,630   $823,904   $148,629     $2.15     $.9694      $34.13 - $26.75    $33.88 - $26.13
- --------------------------------------------------------------------------------------------------------------
Quarters
- --------------------------------------------------------------------------------------------------------------
  Fourth            403,683    205,674     33,761       .49      .2480       34.13 -  30.75     33.88 -  30.38
- --------------------------------------------------------------------------------------------------------------
  Third             431,112    211,141     37,692       .54      .2480       32.25 -  28.50     32.50 -  27.88
- --------------------------------------------------------------------------------------------------------------
  Second            474,554    224,097     49,050       .71      .2367       30.88 -  26.75     31.38 -  26.13
- --------------------------------------------------------------------------------------------------------------
  First             370,281    182,992     28,126       .41      .2367       30.08 -  26.75     30.29 -  26.38
- --------------------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------------------
Fiscal 1994      $1,628,482   $790,245   $128,527     $1.63     $.9267      $29.92 - $23.21    $30.50 - $24.33
- --------------------------------------------------------------------------------------------------------------
Quarters
- --------------------------------------------------------------------------------------------------------------
  Fourth            386,014    187,686     30,327       .44      .2367       29.88 -  28.00     30.50 -  27.83
- --------------------------------------------------------------------------------------------------------------
  Third             403,610    193,820     38,773       .48      .2367       29.92 -  23.21     29.79 -  24.33
- --------------------------------------------------------------------------------------------------------------
  Second            458,120    222,983     62,515       .76      .2267       25.58 -  24.58     27.21 -  25.67
- --------------------------------------------------------------------------------------------------------------
  First             380,738    185,756     (3,088)     (.04)     .2267       28.25 -  24.83     29.58 -  26.63
- ---------------------------------------------------------------------------------------------------------------

1. All per common share data reflect the three-for-one stock split on May 20, 1994.
2. Net sales and gross profit reflect the reclassification described in Note 1 to Consolidated Financial Statements.
3. Effective May 1, 1993, the company adopted Statements of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," No. 112, "Employers' Accounting for Postemployment Benefits," and No. 116, "Accounting for Contributions Received and Contributions Made." The cumulative effect of these accounting changes reduced net income in the first quarter of 1994 by $32,542,000 or $.39 per share.
4. Quarterly earnings per share amounts do not add to year-to-date earnings per share for fiscal 1994 because of changes in the number of outstanding shares during the year.

                          FINANCIAL TABLE OF CONTENTS




                                      17
                             Report of Management


                                      18
                     Consolidated Selected Financial Data


                                      20
                            Financial Review Charts


                                      22
                               Financial Review


                                      27
                       Consolidated Statement of Income


                                      28
                          Consolidated Balance Sheet


                                      30
                     Consolidated Statement of Cash Flows


                                      31
                Consolidated Statement of Stockholders' Equity


                                      32
                  Notes to Consolidated Financial Statements


                                      38
                       Report of Independent Accountants

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

  The consolidated financial statements have been audited by Coopers & Lybrand, L.L.P., independent certified public accountants. We have made available to Coopers & Lybrand all the company's financial records and related data, as well as the minutes of stockholders', directors', and other appropriate meetings. Furthermore, we believe that all representations made to Coopers & Lybrand during the audit were valid and appropriate.

  We are responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance at reasonable costs that financial records are reliable for preparing financial statements and that assets are properly accounted for and safeguarded. The company has an internal audit function that is intended to provide a review and monitoring process that allows the company to be reasonably sure that the system of internal control operates effectively. In addition, as part of the audit of the financial statements, Coopers & Lybrand completed a study and evaluation of selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing, and extent of audit tests to be applied. We have considered the internal auditors' and Coopers and Lybrand's recommendations concerning the system of internal control and have taken actions that we believe are cost-effective in the circumstances to respond appropriately to these recommendations. We believe that as of April 30, 1995, the system of internal control is adequate to accomplish the objectives discussed herein.

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



/s/ Owsley Brown II
Owsley Brown II
President and Chief
Executive Officer



/s/ Steven B. Ratoff
Steven B. Ratoff
Executive Vice President
and Chief Financial Officer

                     CONSOLIDATED SELECTED FINANCIAL DATA

For Fiscal Year Ended April 30,
(Expressed in thousands, except per share amounts and ratios)
- ------------------------------------------------------------------------------------------------------------
OPERATIONS                                                         1995             1994             1993
============================================================================================================
Net Sales                                                       $1,679,630        1,628,482        1,658,426
- ------------------------------------------------------------------------------------------------------------
Excise Taxes                                                    $  259,418          263,693          277,152
- ------------------------------------------------------------------------------------------------------------
Net Sales Less Excise Taxes                                     $1,420,212        1,364,789        1,381,274
- ------------------------------------------------------------------------------------------------------------
Gross Profit                                                    $  823,904          790,245          791,490
- ------------------------------------------------------------------------------------------------------------
Operating Income                                                $  267,785          240,361          255,382
- ------------------------------------------------------------------------------------------------------------
Interest Income                                                 $    1,903            3,984            3,113
- ------------------------------------------------------------------------------------------------------------
Interest Expense                                                $   22,630           17,195           15,918
- ------------------------------------------------------------------------------------------------------------
Income Before Cumulative Effect of Accounting Changes           $  148,629          161,069          156,190
- ------------------------------------------------------------------------------------------------------------
Cumulative Effect of Accounting Changes                         $       --          (32,542)              --
- ------------------------------------------------------------------------------------------------------------
Net Income                                                      $  148,629          128,527          156,190
- ------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding                          68,996           78,657           82,664
- ------------------------------------------------------------------------------------------------------------
Earnings Per Common Share:
- ------------------------------------------------------------------------------------------------------------
   Income Before Cumulative Effect of Accounting Changes        $     2.15             2.04             1.88
- ------------------------------------------------------------------------------------------------------------
   Cumulative Effect of Accounting Changes                      $       --             (.41)              --
- ------------------------------------------------------------------------------------------------------------
   Net Income                                                   $     2.15             1.63             1.88
- ------------------------------------------------------------------------------------------------------------
Cash Dividends Per Common Share                                 $      .97              .93              .86
- ------------------------------------------------------------------------------------------------------------
Common Stock Splits                                                                 3-for-1
- ------------------------------------------------------------------------------------------------------------

INVESTED CAPITAL IN THE BUSINESS
- ------------------------------------------------------------------------------------------------------------
Current Debt                                                    $   55,514           59,096            6,389
- ------------------------------------------------------------------------------------------------------------
Long-Term Debt                                                  $  246,842          299,061          154,408
- ------------------------------------------------------------------------------------------------------------
Preferred Stock                                                 $   11,779           11,779           11,779
- ------------------------------------------------------------------------------------------------------------
Common Stockholders' Equity                                     $  534,068          451,908          806,344
- ------------------------------------------------------------------------------------------------------------
Invested Capital                                                $  848,203          821,844          978,920
- ------------------------------------------------------------------------------------------------------------
Average Invested Capital                                        $  835,024          900,382          924,557
- ------------------------------------------------------------------------------------------------------------
Average Common Stockholders' Equity                             $  492,988          629,126          764,862
- ------------------------------------------------------------------------------------------------------------
Net Working Capital                                             $  412,302          368,850          509,894
- ------------------------------------------------------------------------------------------------------------
Total Assets                                                    $1,285,559        1,233,849        1,310,998
- ------------------------------------------------------------------------------------------------------------

RATIOS
- ------------------------------------------------------------------------------------------------------------
Return on Average Invested Capital                                   19.5%            15.4%            18.0%
- ------------------------------------------------------------------------------------------------------------
Return on Average Common Stockholders' Equity                        30.1%            20.4%            20.4%
- ------------------------------------------------------------------------------------------------------------
Total Long-Term Debt to Total Long-Term Capital                      31.1%            39.2%            15.9%
- ------------------------------------------------------------------------------------------------------------
Total Cash Dividends Paid to Net Income                              45.3%            57.5%            45.8%
- ------------------------------------------------------------------------------------------------------------
Current Assets to Current Liabilities                                2.4:1            2.3:1            3.4:1
- ------------------------------------------------------------------------------------------------------------

Notes:
1. Net sales and gross profit reflect the reclassification described in Note 1 to Consolidated Financial Statements.
2. Average invested capital, return on average invested capital, return on average common stockholders' equity, and total long-term debt to total long-term capital are defined on page 21.
3. Includes the operations of Fetzer Vineyards, Dansk International Designs Ltd., and California Cooler Co., since their acquisitions on August 31, 1992, July 2, 1991, and September 5, 1985, respectively.
4. On October 15, 1993, the company sold Brown-Forman Enterprises, its credit card processing operations, resulting in an after-tax gain of $18,350,000.

                           Brown-Forman Corporation

- --------------------------------------------------------------------------------------
   1992       1991       1990       1989       1988       1987       1986       1985
======================================================================================
1,495,601  1,366,028  1,279,097  1,261,741  1,329,667  1,374,644  1,264,372  1,184,534
- --------------------------------------------------------------------------------------
  259,669    268,930    276,006    281,298    288,010    306,355    293,944    279,721
- --------------------------------------------------------------------------------------
1,235,932  1,097,098  1,003,091    980,443  1,041,657  1,068,289    970,428    904,813
- --------------------------------------------------------------------------------------
  719,392    644,692    584,308    546,489    530,894    533,600    495,035    447,126
- --------------------------------------------------------------------------------------
  233,818    223,467    224,944    208,480    191,684    182,126    190,080    188,088
- --------------------------------------------------------------------------------------
    3,656      7,154      7,250      6,172      1,513      1,814      1,309      1,945
- --------------------------------------------------------------------------------------
   13,782     11,075     16,654     24,821     18,399     22,125     28,145     35,749
- --------------------------------------------------------------------------------------
  146,353    145,233     80,979    144,497    103,399     89,584     86,376     81,684
- --------------------------------------------------------------------------------------
       --         --     11,526         --         --         --         --         --
- --------------------------------------------------------------------------------------
  146,353    145,233     92,505    144,497    103,399     89,584     86,376     81,684
- --------------------------------------------------------------------------------------
   82,721     83,303     83,933     83,933     95,060     96,249     96,211    106,524
- --------------------------------------------------------------------------------------

- --------------------------------------------------------------------------------------
     1.76       1.74        .96       1.72       1.08        .93        .89        .76
- --------------------------------------------------------------------------------------
       --         --        .14         --         --         --         --         --
- --------------------------------------------------------------------------------------
     1.76       1.74       1.10       1.72       1.08        .93        .89        .76
- --------------------------------------------------------------------------------------
      .78        .72        .63        .51        .41        .30        .22        .20
- --------------------------------------------------------------------------------------
                                                         3-for-2
- --------------------------------------------------------------------------------------


- --------------------------------------------------------------------------------------
   20,845      2,236        827     25,830        790     19,544     30,490     28,214
- --------------------------------------------------------------------------------------
  114,191    112,278    114,484    115,281    190,973    199,454    235,919    266,162
- --------------------------------------------------------------------------------------
   11,779     11,779     11,779     11,779     11,779     11,779     11,779     11,779
- --------------------------------------------------------------------------------------
  723,379    648,788    583,521    543,900    442,601    577,938    516,365    454,053
======================================================================================
  870,194    775,081    710,611    696,790    646,143    808,715    794,553    760,208
- --------------------------------------------------------------------------------------
  822,638    742,846    703,701    671,467    727,429    801,634    777,381    793,258
- --------------------------------------------------------------------------------------
  686,084    616,155    563,711    493,251    510,270    547,152    485,209    480,287
- --------------------------------------------------------------------------------------
  437,333    431,347    388,197    313,153    287,371    336,657    309,894    325,845
- --------------------------------------------------------------------------------------
1,193,522  1,082,597  1,020,984  1,003,272    932,284  1,056,699  1,037,799    935,383
- --------------------------------------------------------------------------------------


- --------------------------------------------------------------------------------------
    18.8%      20.5%      14.6%      23.8%      15.7%      12.6%      12.9%      12.6%
- --------------------------------------------------------------------------------------
    21.3%      23.5%      16.3%      29.2%      20.2%      16.3%      17.7%      16.9%
- --------------------------------------------------------------------------------------
    13.4%      14.5%      16.1%      17.2%      29.5%      25.3%      30.9%      36.4%
- --------------------------------------------------------------------------------------
    44.4%      41.7%      57.4%      29.8%      38.9%      32.8%      25.3%      26.2%
- --------------------------------------------------------------------------------------
    3.0:1      3.3:1      3.0:1      2.5:1      2.7:1      2.8:1      2.5:1      3.0:1
- --------------------------------------------------------------------------------------

5. On January 31, 1989, the company sold the U.S. marketing rights for Martell Cognacs resulting in an after-tax gain of $22,300,000.
6. On April 27, 1988, the company sold the ArtCarved jewelry division resulting in an after-tax gain of $16,700,000.
7. Net income was reduced $59,900,000 and $33,000,000 to reflect the write-off of the intangible assets of California Cooler in 1990 and 1988, respectively.
8. Earnings per common share are based on the weighted average number of common shares outstanding during each year; both earnings and cash dividends per common share have been appropriately adjusted for the 3-for-1 and 3-for-2 stock splits in fiscal 1994 and 1987, respectively.

                               FINANCIAL REVIEW


        This section supplements the consolidated financial statements beginning on page 27 and will assist the reader in evaluating Brown-Forman's fiscal 1995 results of operations and financial condition.
        UNUSUAL ITEMS: There were no significant unusual items affecting net income for fiscal 1995.
        Net income for fiscal 1994 contains unusual income and expense items.
Note 2, on page 33, discusses a $33 million charge resulting from the adoption of Statements of Financial Accounting Standards No. 106, No. 112, and No. 116. The charge to net income from adopting these accounting standards was recorded as the cumulative effect of changes in accounting principles. Note 11, on page 37, discusses a $5 million charge associated with the consumer durables segment for the closing or reformatting of certain retail stores. Note 9, on page 35, discusses an unusual charge of $3 million for the retroactive effect of a higher tax rate on earnings from January 1, 1993 to April 30, 1993, and a noncash charge to restate the deferred tax liability at the new corporate tax rate. Note 3, on page 33, discusses an $18 million gain from the sale of the company's credit card processing business. The fiscal 1994 unusual items reflect a net $23 million reduction to net income.
        Net income for fiscal 1993 was reduced $3 million from a write-down of assets in the consumer durables segment.
        The following earnings per share table is included to assist the reader in understanding unusual items:

- --------------------------------------------------------------------------------
                                                         1995     1994     1993
- --------------------------------------------------------------------------------
BEFORE UNUSUAL ITEMS                                    $2.15    $1.92    $1.91
- --------------------------------------------------------------------------------
UNUSUAL ITEMS:
  Gain on sale of business                                 --      .23       --
- --------------------------------------------------------------------------------
  Adoption of new
    accounting standards                                   --     (.41)      --
- --------------------------------------------------------------------------------
  Higher tax legislation                                   --     (.04)      --
- --------------------------------------------------------------------------------
  Consumer durables charges                                --     (.07)    (.03)
- --------------------------------------------------------------------------------
AS REPORTED                                             $2.15    $1.63    $1.88
- --------------------------------------------------------------------------------

        STOCKHOLDERS' EQUITY: On January 14, 1994, the company concluded a Dutch auction tender offer, acquiring 2,734,452 shares of Class A and 10,933,518 shares of Class B common stock at a total cost of $408 million. While interest costs associated with the share purchase lowered net income, the purchase had a positive effect on earnings per share, adding an incremental $.15 to fiscal 1995 results and $.07 to fiscal 1994.
        On May 20, 1994, the company recorded a three-for-one stock split for all shares of Class A and Class B common stock, distributed in the form of a stock dividend. Also during 1994, the company retired its treasury stock. The Consolidated Statement of Stockholders' Equity details the effect of this retirement.


RESULTS OF CONSOLIDATED OPERATIONS
        SALES:
        1995 VERSUS 1994: Net sales increased moderately in fiscal 1995 with sales gains registered by both the wines and spirits segment and the consumer durables segment. Wines and spirits segment sales increased due to higher worldwide sales of Jack Daniel's, Fetzer California wines, and Korbel Champagnes. The national introduction of Tropical Freezes, a frozen cocktail in a pouch, also contributed to the increase in sales. Net sales for the consumer durables segment increased due to strong sales performance by Lenox China, Lenox retail operations, Lenox Collections, and Dansk. The increase in net sales was partially offset by the absence of revenues from the company's credit card processing business which was sold in fiscal 1994. Excluding the credit card processing business and brands acquired, developed internally, sold, or eliminated, consolidated net sales increased 3% in fiscal 1995, were unchanged in fiscal 1994, and increased 3% in fiscal 1993.
        Sales outside the U.S. represent 13% of consolidated net sales for fiscal 1995, 13% for fiscal 1994, and 11% for fiscal 1993. The effect of foreign currency exchange rate fluctuations is immaterial on consolidated net sales.
        1994 VERSUS 1993: Net sales decreased slightly in fiscal 1994 due to lower first-half sales of Jack Daniel's Country Cocktails and lower sales of consumer durables. The reduction in sales was partially offset by the full year effect of Fetzer Vineyards and increased international wines and spirits sales. Overseas sales in fiscal 1994 increased from the prior year due to double-digit growth of both Jack Daniel's and Early Times. Consumer durables net sales in fiscal 1994 declined due to significant reductions in sales at Lenox Collections partially offset by increased sales at Lenox China and Hartmann Luggage.
        OPERATING INCOME:
        1995 VERSUS 1994: Operating income, excluding unusual items, increased 8% during fiscal 1995. Approximately $11 million of this growth was due to strong sales performance and increased operational efficiencies in the consumer durables segment. Additionally, the wines and spirits segment contributed $9 million of increased operating income as a result of increased sales coupled with lower advertising expenses in the cocktail category.
        1994 VERSUS 1993: Operating income during fiscal 1994 decreased largely due to lower shipments of Jack Daniel's Country Cocktails in the first half of the year. The consumer durables segment also contributed to the decrease. Partially offsetting these decreases was a $2 million improvement in operating income from venture businesses.
        EARNINGS:
        1995 VERSUS 1994: Earnings per share again reached record levels in fiscal 1995. Fiscal 1995 earnings were reduced approximately $9 million by higher net interest expense resulting from the full-year effect of the aforementioned stock repurchase in fiscal 1994. The fiscal 1995 effective tax rate increased due to a reduction of overseas tax benefits incorporated within the 1993 tax act, benefits realized last year due to an adjustment of prior years' tax accruals, and higher profits from the consumer

                           Brown-Forman Corporation

durables business which bears relatively higher taxes. In addition, the fiscal 1995 and 1994 effective tax rate contains the higher statutory tax rate incorporated within the 1993 tax act. Earnings per share computations were positively affected by a reduction in the average number of common shares outstanding due to the aforementioned stock purchase in fiscal 1994.

     1994 VERSUS 1993: Fiscal 1994 earnings were reduced by higher net interest expense resulting from the previously mentioned stock purchase. The fiscal 1994 and 1993 effective tax rates contain benefits from adjustment of prior years' tax accruals.

SUMMARY OF CONSOLIDATED OPERATING PERFORMANCE

(Expressed in thousands, except percentage amounts and earnings per common share)
- ----------------------------------------------------------------------------------------------------------
                                                              1995               1994              1993
==========================================================================================================
NET SALES                                                  $1,679,630         $1,628,482        $1,658,426
- ----------------------------------------------------------------------------------------------------------
      % Change                                                   3.1%              (1.8%)            10.9%
- ----------------------------------------------------------------------------------------------------------
OPERATING INCOME
- ----------------------------------------------------------------------------------------------------------
   As Reported                                             $  267,785         $  240,361        $  255,382
- ----------------------------------------------------------------------------------------------------------
      % Change                                                  11.4%              (5.9%)             9.2%
- ----------------------------------------------------------------------------------------------------------
   Excluding Unusual Items                                 $  267,785         $  248,541        $  259,212
- ----------------------------------------------------------------------------------------------------------
      % Change                                                   7.7%              (4.1%)            10.9%
- ----------------------------------------------------------------------------------------------------------
NET INCOME
- ----------------------------------------------------------------------------------------------------------
   As Reported                                             $  148,629         $  128,527        $  156,190
- ----------------------------------------------------------------------------------------------------------
      % Change                                                  15.6%             (17.7%)             6.7%
- ----------------------------------------------------------------------------------------------------------
   Excluding Unusual Items                                 $  148,629         $  151,649        $  158,690
- ----------------------------------------------------------------------------------------------------------
      % Change                                                  (2.0%)             (4.4%)             8.4%
- ----------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE
- ----------------------------------------------------------------------------------------------------------
   As Reported                                             $     2.15         $     1.63        $     1.88
- ----------------------------------------------------------------------------------------------------------
      % Change                                                  31.9%             (13.3%)             6.8%
- ----------------------------------------------------------------------------------------------------------
   Excluding Unusual Items                                 $     2.15         $     1.92        $     1.91
- ----------------------------------------------------------------------------------------------------------
      % Change                                                  12.0%                .5%              8.5%
- ----------------------------------------------------------------------------------------------------------
EFFECTIVE TAX RATE
- ----------------------------------------------------------------------------------------------------------
   As Reported                                                  39.8%              37.4%             35.6%
- ----------------------------------------------------------------------------------------------------------
   Excluding Unusual Items                                      39.8%              35.6%             35.6%
- ----------------------------------------------------------------------------------------------------------

RETURNS ON INVESTED CAPITAL AND EQUITY
- ----------------------------------------------------------------------------------------------------------
                                                              1995               1994              1993
==========================================================================================================
RETURN ON AVERAGE INVESTED CAPITAL
- ----------------------------------------------------------------------------------------------------------
   As Reported                                                  19.5%              15.4%             18.0%
- ----------------------------------------------------------------------------------------------------------
      Five-Year Average                                         18.4%              17.5%             19.1%
- ----------------------------------------------------------------------------------------------------------
   Excluding Unusual Items                                      19.5%              17.8%             18.2%
- ----------------------------------------------------------------------------------------------------------
      Five-Year Average                                         19.0%              19.2%             19.9%
- ----------------------------------------------------------------------------------------------------------
RETURN ON AVERAGE COMMON STOCKHOLDERS' EQUITY
- ----------------------------------------------------------------------------------------------------------
   As Reported                                                  30.1%              20.4%             20.4%
- ----------------------------------------------------------------------------------------------------------
      Five-Year Average                                         23.1%              20.4%             22.1%
- ----------------------------------------------------------------------------------------------------------
   Excluding Unusual Items                                      30.1%              23.6%             20.7%
- ----------------------------------------------------------------------------------------------------------
      Five-Year Average                                         23.8%              22.5%             23.1%
- ----------------------------------------------------------------------------------------------------------

                               FINANCIAL REVIEW


     Brown-Forman's most important financial objective is to increase the value of its stockholders' investment. Financial strategies have been developed for managing assets and include return on investment targets which have enabled the company to invest in brands and projects that promise the most favorable return. The long-term growth in the market value of the company's stock is a good indication of the total return to shareholders. A $100 investment in Brown-Forman's Class B stock ten years ago would have grown to more than $580 by the end of fiscal 1995, assuming reinvestment of all dividends and ignoring personal taxes and transaction costs. This is a market value increase in excess of 19% annually over the ten year period. In fiscal 1995 and 1994, the company experienced an increase in its return on average common stockholders' equity, excluding unusual items, in part due to the purchase of its common stock.

WINES AND SPIRITS SEGMENT

Summary of Operating Performance
(Expressed in thousands, except percentage amounts)


- -----------------------------------------------------------------
                           1995           1994            1993
=================================================================
NET SALES               $1,137,834     $1,104,817      $1,121,292
- -----------------------------------------------------------------
   % Change                   3.0%          (1.4%)          13.2%
- -----------------------------------------------------------------
NET SALES LESS
   EXCISE TAXES         $  878,416     $  841,124      $  844,140
- -----------------------------------------------------------------
   % Change                   4.4%           (.4%)          15.4%
- -----------------------------------------------------------------
OPERATING INCOME        $  243,713     $  235,004      $  245,693
- -----------------------------------------------------------------
   % Change                   3.7%          (4.4%)          11.2%
- -----------------------------------------------------------------


     The wines and spirits business is Brown-Forman's largest segment representing 68% of net sales in 1995, 69% in 1994, and 68% in 1993. Net sales, excluding brands which have been sold, discontinued, acquired, or developed internally during the periods reported, increased 2% in fiscal 1995, 1% in fiscal 1994, and 3% in fiscal 1993.

     SALES:

     1995 VERSUS 1994: Sales in fiscal 1995 were higher due to increased sales of Jack Daniel's, Korbel Champagne, Fetzer California wines, and the national introduction of Tropical Freezes. Country Cocktails sales continued a decline from fiscal 1994; however, it continues to provide high margins, while broadening the consumer franchise for Jack Daniel's Tennessee Whiskey. Canadian Mist, Southern Comfort, and Early Times continued to experience sales declines in the U.S. market in fiscal 1995. However, these declines moderated from declines registered in fiscal 1994. The sales declines primarily reflect consumption trends as well as a reduction in trade inventory levels. Domestic volume declines were more than offset by price increases on most major brands.

     Sales outside the U.S. continue to grow to record levels. The major overseas brands, Jack Daniel's, Southern Comfort, and Fetzer, experienced sales growth with increases registered in most major overseas markets. Jack Daniel's continues to grow at double-digit rates in most overseas markets, although volume declines in Japan and Germany slowed the brand's worldwide growth rate.

     1994 VERSUS 1993: In fiscal 1994, Jack Daniel's and Early Times experienced double-digit sales volume growth internationally with increases registered in most major overseas markets. Southern Comfort sales volume overseas was unchanged from 1993. Sales in fiscal 1994 were lower due to the very successful introduction of Jack Daniel's Country Cocktails in fiscal 1993. Typical of most successful new products, introductory sales of Country Cocktails in 1993 were enhanced by high rates of initial consumer trial and the establishment of trade inventory levels. Volumes for Country Cocktails moderated in fiscal 1994. Sales for the wines and spirits segment were increased by the full-year effect of Fetzer Vineyards acquired in August 1992. Canadian Mist, Southern Comfort, and Early Times all experienced sales volume declines in the U.S. market in fiscal 1994, following growth in fiscal 1993. The declines in volume primarily reflected consumption trends as well as a reduction of trade inventory levels.

     OPERATING INCOME:

     1995 VERSUS 1994: Wines and spirits segment operating income improved in fiscal 1995 due to increased worldwide sales of Jack Daniel's, lower advertising expense in the cocktails category, and higher gross margins. The increase was partially offset by higher selling, general, and administrative expenses, which are primarily the result of investments required to achieve the full benefit of international sales opportunities.

     1994 VERSUS 1993: In 1994 the decline in operating income was due to lower shipments of Jack Daniel's Country Cocktails in the first half of the year, partially offset by the full-year effect of Fetzer Vineyards and increased worldwide sales of Jack Daniel's.

     ORGANIZATION: In May 1994, the company created Brown-Forman Beverages Worldwide, a new global beverage organization designed to accelerate overseas growth for the company's beverage brands. This organization began achieving its objectives in fiscal 1995 by strengthening its existing domestic and non-U.S. distribution channels, establishing business opportunities in advancing overseas markets, and building brand awareness and loyalty throughout the domestic and international markets. The investments required to realize the full potential of this new company will moderate near-term earnings growth. However, these investments are expected to help the company achieve even greater long-term results than would be possible without them.

     BUSINESS ENVIRONMENT: The sale of beverage alcohol both in the U.S. and abroad takes place in the context of long-standing public debate over the role of drinking in society. The public, especially in the U.S., is concerned over alcohol abuse, especially drunk driving and teenage drinking. Brown-Forman, with other beverage alcohol companies, strongly opposes abusive drinking and contributes significant amounts of money to programs aimed at curbing alcohol abuse.

     Critics of beverage alcohol, however, seek to restrict overall alcohol consumption, not just alcohol abuse. Brown-Forman strongly defends the traditional freedom of adults to choose whether or not to drink and opposes efforts to restrict sales, through punitive taxation, advertising restrictions, or otherwise.

                           Brown-Forman Corporation


Beverage alcohol sales are sensitive to higher rates of tax, which increase the shelf price to the consumer. If such taxes were imposed, they would adversely affect the U.S. wines and spirits business. However, higher taxes on distilled spirits are a proven failure as a device to increase federal collections. In 1991, the federal government increased the excise tax rate on distilled spirits by 8%, only to see tax collections from distilled spirits decline by almost $90 million from the prior year. While there are periodic efforts to raise the federal excise tax on beverage alcohol, the company is not aware of any such legislative proposal currently pending in Congress.

CONSUMER DURABLES SEGMENT


Summary of Operating Performance
(Expressed in thousands, except percentage amounts)
- -----------------------------------------------------------
                          1995         1994          1993
===========================================================
Net Sales               $541,796     $513,612      $519,038
- -----------------------------------------------------------
      % Change              5.5%        (1.0%)         5.5%
- -----------------------------------------------------------
Operating Income
- -----------------------------------------------------------
   As Reported          $ 38,206     $ 18,953      $ 24,454
- -----------------------------------------------------------
      % Change            101.6%       (22.5%)       (39.4%)
- -----------------------------------------------------------
   Excluding
      Unusual Items     $ 38,206     $ 27,133      $ 28,284
- -----------------------------------------------------------
      % Change             40.8%        (4.1%)       (29.9%)
- -----------------------------------------------------------


     The consumer durables segment represented 32% of net sales in fiscal 1995, and 31% in both fiscal 1994 and fiscal 1993. Excluding divisions acquired or divested, net sales increased 5% in fiscal 1995, decreased 1% in fiscal 1994 and increased 2% in fiscal 1993.

     Sales:

     1995 versus 1994: Net sales for fiscal 1995 increased due to strong sales performance from Lenox China, Lenox retail operations, Lenox Collectibles, and Dansk. These increases were the result of successful new product introductions, primarily in the Home Decor section of Lenox Collections and Lenox China, and a significant increase in retail same-store sales. Net sales for the segment benefited from significant increases in volume, as major divisions shifted sales mix to a lower priced product line. This trend positively affected sales as it broadened many consumer markets.

     1994 versus 1993: Net sales for fiscal 1994 decreased due primarily to significantly lower sales at Lenox Collections, partially offset by increased sales at Lenox China and Hartmann Luggage.

     Operating Income:

     1995 versus 1994: Operating income increased in fiscal 1995 due to lower per-unit manufacturing costs for Lenox wholesale and retail operations and lower selling, general, and administrative cost throughout the consumer durables segment in addition to the strong sales performance. These gains are the result of productivity programs placed in service during fiscal 1994 which should continue to provide competitive benefits for this segment in the future.

     1994 versus 1993: Operating income for fiscal 1994, excluding the $8.2 million charge associated with closing or reformatting certain retail stores, decreased slightly due largely to lower sales at Lenox Collections and investments to improve communications and logistics at Lenox.

OTHER SEGMENT


Summary of Operating Performance
(Expressed in thousands, except percentage amounts)

                            1995        1994         1993
==========================================================
Net Sales                   (N/A)     $10,053      $18,096
- ----------------------------------------------------------
   % Change                            (44.4%)       44.1%
- ----------------------------------------------------------
Operating Income/(Loss)     (N/A)     $   453      $(1,917)
- ----------------------------------------------------------
   % Change                              (N/A)       87.0%
- ----------------------------------------------------------


     Effective November 1, 1993, the company discontinued the use of this segment. See Note 3, on page 33, for information related to the sale of the company's credit card processing business during fiscal 1994.

     The increase in operating income in fiscal 1994 and the significant decline in the operating loss for fiscal 1993 was primarily due to a reduction in the scope of the company's aquaculture business and increased operating revenues from the company's credit card processing business.

CONSOLIDATED FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

     Brown-Forman's cash flow continues to provide more than adequate capital to meet operating and capital expenditure requirements, to pay record dividends, and to fund acquisition opportunities. The following table is included to assist the reader in understanding the cash flows.


(Expressed in thousands; amounts in brackets are reductions of cash)
- -------------------------------------------------------------------------
                                       1995          1994          1993
=========================================================================
Cash Provided by
   (Used for)
- -------------------------------------------------------------------------
   Operating Activities              $197,295      $220,853      $192,855
- -------------------------------------------------------------------------
   Cash Outlays for
      Acquisitions & Investments
      in Businesses                        --            --       (14,125)
- -------------------------------------------------------------------------
   Gross Proceeds from
      Sale of Business                     --        31,837            --
- -------------------------------------------------------------------------
   Gross Additions to Property,
      Plant, and Equipment            (51,056)      (27,433)      (33,616)
- -------------------------------------------------------------------------
   Other Investing Activities           8,852        14,508           408
- -------------------------------------------------------------------------
   Dividends paid                     (67,356)      (73,838)      (71,562)
- -------------------------------------------------------------------------
   Acquisition of Treasury Stock           --      (407,659)           --
- -------------------------------------------------------------------------
   Debt & Other
      Financing Activities            (55,801)      197,360       (49,078)
- -------------------------------------====================================
Increase (Decrease) in Cash
   and Cash Equivalents              $ 31,934      $(44,372)     $ 24,882
- -------------------------------------====================================
Short-term Investments               $     --            --      $ 18,146
- -------------------------------------====================================
Net Working Capital                  $412,302      $368,850      $509,894
- -------------------------------------====================================


                               FINANCIAL REVIEW


     Cash generated from operating activities for the combined three-year period of 1995, 1994, and 1993 has been higher than amounts needed for ongoing capital expenditure requirements, dividends, and debt repayments. Cash requirements have increased over the past three years reflecting the company's common stock repurchase in fiscal 1994, acquisition activity, investments in production facilities, and increases in dividend payments. Cash generated by operations decreased 11% in fiscal 1995 and increased 15% and 23% in fiscal 1994 and fiscal 1993, respectively.

     Net working capital increased $43 million in fiscal 1995 due to increased inventory and cash and cash equivalents in addition to lower commercial paper and accrued taxes on income. Inventories increased in anticipation of expected demand as the company continues its expansion into overseas markets. Working capital increases were partially offset by lower accounts receivable resulting from fewer days sales outstanding. Fiscal 1994 net working capital, excluding the sale of the company's credit card processing business, decreased $160 million primarily from a reduction in cash and cash equivalents resulting from the stock repurchase, lower finished goods inventory, and increased accounts payable and commercial paper. These reductions were partially offset by an increase in barreled whisky. Fiscal 1993 net working capital, excluding acquisitions of businesses, increased $92 million, reflecting an increase in cash and cash equivalents, higher accounts receivable, a reduction in short-term debt and accrued taxes on income, partially offset by a reduction in inventories.

     During fiscal 1995, the company entered into a $300 million revolving credit agreement that expires in fiscal 2000. This agreement replaces a $150 million revolving credit agreement that was scheduled to expire in fiscal 1998. At April 30, 1995, the company had no outstanding borrowings under this agreement. Also, at April 30, 1995, the company had available for issuance $250 million of debt securities under a shelf registration filing with the Securities and Exchange Commission.

     The company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. The company is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes. The company sold an option to swap interest rates that effectively eliminated the call feature on the $100,000,000 9 3/8% notes for the period April 1, 1995 to April 1, 1998. This option was exercised April 1, 1995 effectively converting $100,000,000 commercial paper from floating interest rate obligations to 9 3/8% fixed rate obligations from April 1, 1995 to April 1, 1998. The option on this swap was sold in order to manage the level of fixed and floating rate debt. The premium received on the sale of this option is being amortized as a reduction of interest expense through April 1, 1998.

     The U.S. dollar is the functional currency for substantially all of the company's consolidated operations. For these operations, all gains and losses from currency transactions are included in income currently. For certain foreign equity investments, the functional currency is the local currency. The cumulative translation effects for the few equity investments using functional currencies other than the U.S. dollar are included in the cumulative translation adjustment in stockholders' equity.

     Foreign currency forwards and options, which typically expire within one year, are used to hedge payments and receipts of foreign currencies related to the purchase and sale of goods overseas. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions. While these hedges are subject to the risk of loss from fluctuations in exchange rates, these losses would be offset by gains on the transactions being hedged. The effect of foreign currency transactions on fiscal 1995, 1994, and 1993 results of operations and financial condition were immaterial. The company had foreign exchange contracts on hand at April 30, 1995 and 1994, primarily hedging German Mark, British Pound and Japanese Yen revenues, totaling $11 million and $27 million, respectively.

CAPITAL EXPENDITURES

     Brown-Forman invested $51 million in property, plant, and equipment in fiscal 1995, $27 million in fiscal 1994, and $34 million in fiscal 1993. These expenditures primarily reflect the modernization of company-wide production facilities.

     Capital expenditures for fiscal 1996 are expected to be approximately $60 million, primarily for upgrading and expansion of production facilities in the wines and spirits segment and relocating the Fetzer winery. In fiscal 1996, capital expenditure requirements are expected to be met with internally generated funds.

DIVIDENDS

     Fiscal 1995 dividends per common share were at record levels and increased 4% to $.97 from $.93 in fiscal 1994. The increase is based on the expectations of continued strong and stable cash flow. Quarterly dividends were increased in fiscal 1995 from $.237 to $.248, which results in an indicated annual dividend of $.992 per common share. Cash dividends per common share increased from $.86 in fiscal 1993 to $.927 in fiscal 1994, an increase of 8%. The percentage of cash dividends paid to net income was 45% in fiscal 1995, compared to 58% and 46% for fiscal 1994 and fiscal 1993, respectively. Brown-Forman has paid regular cash dividends for 50 consecutive years.

ENVIRONMENTAL

     The company, along with other responsible parties, faces environmental claims resulting from the cleanup of several waste deposit sites. The company has accrued its estimated portion of cleanup costs and expects other responsible parties and insurance coverage to cover the remaining costs. The company believes that any additional costs incurred by the company will not have a material adverse effect on the company's financial condition or results of operations.

                                                     Brown-Forman Corporation

                                                 CONSOLIDATED STATEMENT OF INCOME



(Expressed in thousands, except per share amounts)
- -------------------------------------------------------------------------------------------------------------------
Year Ended April 30,                                                            1995          1994          1993
===================================================================================================================
Net sales                                                                    $1,679,630    $1,628,482    $1,658,426
- -------------------------------------------------------------------------------------------------------------------
Excise taxes                                                                    259,418       263,693       277,152
- -------------------------------------------------------------------------------------------------------------------
Cost of sales                                                                   596,308       574,544       589,784
- -----------------------------------------------------------------------------======================================

- -------------------------------------------------------------------------------------------------------------------
  Gross profit                                                                  823,904       790,245       791,490
- -------------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------------
Selling, general, and administrative expenses                                   355,185       347,638       331,409
- -------------------------------------------------------------------------------------------------------------------
Advertising expenses                                                            200,934       202,246       204,699
- -----------------------------------------------------------------------------======================================
  Operating income                                                              267,785       240,361       255,382
- -------------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------------
Gain on sale of business before income taxes                                         --        30,077            --
- -------------------------------------------------------------------------------------------------------------------
Interest income                                                                   1,903         3,984         3,113
- -------------------------------------------------------------------------------------------------------------------
Interest expense                                                                 22,630        17,195        15,918
- -----------------------------------------------------------------------------======================================

- -------------------------------------------------------------------------------------------------------------------
  Income before income taxes and cumulative effect of accounting changes        247,058       257,227       242,577
- -------------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------------
Taxes on income                                                                  98,429        96,158        86,387
- -----------------------------------------------------------------------------======================================

- -------------------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting changes                           148,629       161,069       156,190
- -------------------------------------------------------------------------------------------------------------------
Cumulative effect of accounting changes                                              --       (32,542)           --
- -------------------------------------------------------------------------------------------------------------------
  Net income                                                                 $  148,629    $  128,527    $  156,190
- -----------------------------------------------------------------------------======================================

- -------------------------------------------------------------------------------------------------------------------
Earnings per common share:
- -------------------------------------------------------------------------------------------------------------------
  Income before cumulative effect of accounting changes                      $     2.15    $     2.04    $     1.88
- -------------------------------------------------------------------------------------------------------------------
  Cumulative effect of accounting changes                                            --          (.41)           --
- -------------------------------------------------------------------------------------------------------------------
  Net income                                                                 $     2.15    $     1.63    $     1.88
- -----------------------------------------------------------------------------======================================
The accompanying notes are an integral part of the consolidated financial statements.

                                          CONSOLIDATED BALANCE SHEET




(Expressed in thousands, except per share amounts)
- -------------------------------------------------------------------------------------------------------------
April 30,                                                               1995           1994           1993
=============================================================================================================
Assets
- -------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                            $   62,474     $   30,540     $   74,912
- -------------------------------------------------------------------------------------------------------------
Short-term investments                                                       --             --         18,146
- -------------------------------------------------------------------------------------------------------------
Accounts receivable, less allowance for doubtful accounts
  of $14,061 in 1995, $12,006 in 1994, and $10,432 in 1993              234,165        240,580        238,921
- -------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------
Inventories:
- -------------------------------------------------------------------------------------------------------------
  Barreled whisky                                                       163,200        143,785        137,880
- -------------------------------------------------------------------------------------------------------------
  Finished goods                                                        122,690        122,976        142,640
- -------------------------------------------------------------------------------------------------------------
  Work in process                                                        58,991         59,984         56,857
- -------------------------------------------------------------------------------------------------------------
  Raw materials and supplies                                             37,042         31,697         28,139
- ---------------------------------------------------------------------========================================
    Total inventories                                                   381,923        358,442        365,516
- -------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------
Other current assets                                                     19,348         20,344         22,759
- ---------------------------------------------------------------------========================================
Total Current Assets                                                    697,910        649,906        720,254
- -------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------
Property, plant, and equipment, at cost:
- -------------------------------------------------------------------------------------------------------------
  Land                                                                   16,552         17,604         17,466
- -------------------------------------------------------------------------------------------------------------
  Buildings                                                             163,719        167,500        164,134
- -------------------------------------------------------------------------------------------------------------
  Equipment                                                             350,336        325,271        309,647
- ---------------------------------------------------------------------========================================
                                                                        530,607        510,375        491,247
- -------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------
Less accumulated depreciation                                          (278,390)      (264,397)      (233,807)
- ---------------------------------------------------------------------========================================
    Net property, plant, and equipment                                  252,217        245,978        257,440
- -------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------
Intangible assets, less accumulated amortization
  of $97,894 in 1995, $89,471 in 1994, and $80,036 in 1993              262,475        276,358        279,681
- -------------------------------------------------------------------------------------------------------------

- -------------------------------------------------------------------------------------------------------------
Other assets                                                             72,957         61,607         53,623
- ---------------------------------------------------------------------========================================
Total Assets                                                         $1,285,559     $1,233,849     $1,310,998
- ---------------------------------------------------------------------========================================
The accompanying notes are an integral part of the consolidated financial statements.

                           Brown-Forman Corporation

- -----------------------------------------------------------------------------------------------------
April 30,                                                         1995          1994          1993
=====================================================================================================
Liabilities
- -----------------------------------------------------------------------------------------------------
Commercial paper                                               $   50,000   $   54,229             --
- -----------------------------------------------------------------------------------------------------
Accounts payable and accrued expenses                             221,347      216,175     $  180,664
- -----------------------------------------------------------------------------------------------------
Current portion of long-term debt                                   5,514        4,867          6,389
- -----------------------------------------------------------------------------------------------------
Accrued taxes on income                                                --        3,815          7,424
- -----------------------------------------------------------------------------------------------------
Deferred income taxes                                               8,747        1,970         15,883
- -----------------------------------------------------------------====================================
Total Current Liabilities                                         285,608      281,056        210,360
- -----------------------------------------------------------------------------------------------------
Long-term debt                                                    246,842      299,061        154,408
- -----------------------------------------------------------------------------------------------------
Deferred income taxes                                             114,420      102,267        108,971
- -----------------------------------------------------------------------------------------------------
Accrued postretirement benefits                                    50,776       47,223             --
- -----------------------------------------------------------------------------------------------------
Other liabilities and deferred income                              42,066       40,555         19,136
- -----------------------------------------------------------------====================================
Total Liabilities                                                 739,712      770,162        492,875
- -----------------------------------------------------------------------------------------------------

- -----------------------------------------------------------------------------------------------------
Stockholders' Equity
- -----------------------------------------------------------------------------------------------------
Capital Stock:
- -----------------------------------------------------------------------------------------------------
  Preferred $.40 cumulative, $10 par value,
    redeemable at company's option at $10.25
    per share plus unpaid accrued dividends;
    1,177,948 shares authorized and outstanding                    11,779       11,779         11,779
- -----------------------------------------------------------------====================================
  Class A common stock, voting, $.15 par value;
    authorized shares, 30,000,000; issued shares, 28,988,091        4,348        4,348          1,809
- -----------------------------------------------------------------------------------------------------
  Class B common stock, nonvoting, $.15 par value;
    authorized shares, 60,000,000; issued shares, 40,008,147        6,001        6,001          4,000
- -----------------------------------------------------------------------------------------------------
Capital in excess of par value of common stock                         --           --         89,735
- -----------------------------------------------------------------------------------------------------
Retained earnings                                                  526,877      445,643     1,057,461
- -----------------------------------------------------------------------------------------------------
Cumulative translation adjustment                                   (3,158)      (4,084)       (2,421)
- -----------------------------------------------------------------------------------------------------
Less common treasury stock, at cost:
  (1993:  Class A, 4,463,163 shares; Class B,
  29,051,280 shares)                                                    --           --      (344,240)
- -----------------------------------------------------------------====================================
Common Stockholders' Equity                                         534,068      451,908      806,344
- -----------------------------------------------------------------====================================
Total Stockholders' Equity                                          545,847      463,687      818,123
- -----------------------------------------------------------------====================================
Total Liabilities and Stockholders' Equity                       $1,285,559   $1,233,849   $1,310,998
- -----------------------------------------------------------------====================================

                                                     Brown-Forman Corporation

                                               CONSOLIDATED STATEMENT OF CASH FLOWS



(Expressed in thousands; amounts in brackets are reductions of cash)
- -------------------------------------------------------------------------------------------------------------------------------
Year Ended April 30,                                                                          1995        1994        1993
===============================================================================================================================
Cash flows from operating activities:
- -------------------------------------------------------------------------------------------------------------------------------
  Net income                                                                                  $ 148,629   $ 128,527   $ 156,190
- -------------------------------------------------------------------------------------------------------------------------------
  Adjustments to reconcile net income to net cash provided by (used for) operations:
- -------------------------------------------------------------------------------------------------------------------------------
    Cumulative effect of changes in accounting principles                                            --      32,542          --
- -------------------------------------------------------------------------------------------------------------------------------
    Depreciation                                                                                 34,589      36,588      35,114
- -------------------------------------------------------------------------------------------------------------------------------
    Amortization of intangible assets                                                             8,903       9,435       8,641
- -------------------------------------------------------------------------------------------------------------------------------
    Deferred income taxes                                                                        18,930       6,405         587
- -------------------------------------------------------------------------------------------------------------------------------
    Gain on sale of business, net of income taxes                                                    --     (18,350)         --
- -------------------------------------------------------------------------------------------------------------------------------
    Other                                                                                           957         384      (3,510)
- -------------------------------------------------------------------------------------------------------------------------------
    Change in assets and liabilities, excluding the effects of businesses acquired and sold:
- -------------------------------------------------------------------------------------------------------------------------------
      Accounts receivable                                                                         6,415      (1,659)    (21,033)
- -------------------------------------------------------------------------------------------------------------------------------
      Inventories                                                                               (23,481)      7,073      18,234
- -------------------------------------------------------------------------------------------------------------------------------
      Other current assets                                                                          996       3,715       1,419
- -------------------------------------------------------------------------------------------------------------------------------
      Accounts payable and accrued expenses                                                       5,172      31,528       6,491
- -------------------------------------------------------------------------------------------------------------------------------
      Accrued taxes on income                                                                    (3,815)    (15,335)     (9,278)
- ----------------------------------------------------------------------------------------------=================================
    Cash provided by operating activities                                                       197,295     220,853     192,855
- ----------------------------------------------------------------------------------------------=================================


Cash flows from investing activities:
- -------------------------------------------------------------------------------------------------------------------------------
  Proceeds from sale of business                                                                     --      31,837          --
- -------------------------------------------------------------------------------------------------------------------------------
  Investments in businesses                                                                          --          --     (14,125)
- -------------------------------------------------------------------------------------------------------------------------------
  Additions to property, plant, and equipment                                                   (51,056)    (27,433)    (33,616)
- -------------------------------------------------------------------------------------------------------------------------------
  Disposals of property, plant, and equipment                                                    10,228       1,788       2,045
- -------------------------------------------------------------------------------------------------------------------------------
  Net sales (purchases) of short-term investments                                                    --      18,146      (1,241)
- -------------------------------------------------------------------------------------------------------------------------------
  Other                                                                                          (1,376)     (5,426)       (396)
- ----------------------------------------------------------------------------------------------=================================
    Cash provided by (used for) investing activities                                            (42,204)     18,912     (47,333)
- ----------------------------------------------------------------------------------------------=================================


Cash flows from financing activities:
- -------------------------------------------------------------------------------------------------------------------------------
  Commercial paper                                                                               50,045     204,229     (20,772)
- -------------------------------------------------------------------------------------------------------------------------------
  Proceeds from long-term debt                                                                      200          --       2,744
- -------------------------------------------------------------------------------------------------------------------------------
  Reduction of long-term debt                                                                  (106,046)     (6,869)     (5,317)
- -------------------------------------------------------------------------------------------------------------------------------
  Reduction of debt assumed in acquisition of business                                               --          --     (17,708)
- -------------------------------------------------------------------------------------------------------------------------------
  Retirement of notes payable                                                                        --          --      (8,025)
- -------------------------------------------------------------------------------------------------------------------------------
  Acquisition of treasury stock                                                                      --    (407,659)         --
- -------------------------------------------------------------------------------------------------------------------------------
  Dividends paid                                                                                (67,356)    (73,838)    (71,562)
- ----------------------------------------------------------------------------------------------=================================
    Cash (used for) financing activities                                                       (123,157)   (284,137)   (120,640)
- ----------------------------------------------------------------------------------------------=================================
Net increase (decrease) in cash and cash equivalents                                             31,934     (44,372)     24,882
- -------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year                                                     30,540      74,912      50,030
- ----------------------------------------------------------------------------------------------=================================
Cash and cash equivalents, end of year                                                        $  62,474   $  30,540   $  74,912
- ----------------------------------------------------------------------------------------------=================================
The accompanying notes are an integral part of the consolidated financial statements.

                           Brown-Forman Corporation

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


For the years Ended April 30, 1995, 1994, and 1993 (Expressed in thousands, except per share amounts)
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                 Common Stock
                                                              ----------------    Capital in                Cumulative
                                                Preferred     Class      Class    Excess of     Retained    Translation    Treasury
                                      Total       Stock         A          B      Par Value     Earnings    Adjustment       Stock
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 1992             $ 735,158    $11,779     $1,809     $ 4,000    $89,717    $  972,833     $  (740)     $(344,240)
- -----------------------------------------------------------------------------------------------------------------------------------
  Net income                          156,190                                                    156,190
- -----------------------------------------------------------------------------------------------------------------------------------
  Cash dividends
    Preferred, per share $.40            (471)                                                      (471)
    Common, per share $.86            (71,091)                                                   (71,091)
- -----------------------------------------------------------------------------------------------------------------------------------
  Foreign currency translation
    adjustment                         (1,681)                                                                (1,681)
- -----------------------------------------------------------------------------------------------------------------------------------
  Other                                    18                                           18
- ------------------------------------===============================================================================================
Balance, April 30, 1993               818,123      11,779     1,809       4,000     89,735     1,057,461      (2,421)      (344,240)
- -----------------------------------------------------------------------------------------------------------------------------------
  Net income                          128,527                                                    128,527
- -----------------------------------------------------------------------------------------------------------------------------------
  Cash dividends
    Preferred, per share $.40            (471)                                                      (471)
    Common, per share $.93            (73,367)                                                   (73,367)
- -----------------------------------------------------------------------------------------------------------------------------------
  Acquisition of treasury stock
    (Class A, 2,734,452 shares
    and Class B, 10,933,518 shares   (407,659)                                                                             (407,659)
- -----------------------------------------------------------------------------------------------------------------------------------
  Retirement of treasury stock
    (Class A, 7,197,615 shares
    and Class B, 39,984,798 shares)        --                  (360)     (1,999)   (89,822)     (659,718)                   751,899
- -----------------------------------------------------------------------------------------------------------------------------------
  Issuance of shares in connection
    with 3-for-1 stock split               --                 2,899       4,000                   (6,899)
- -----------------------------------------------------------------------------------------------------------------------------------
  Foreign currency translation
    adjustment                         (1,663)                                                                (1,663)
- -----------------------------------------------------------------------------------------------------------------------------------
  Other                                   197                                           87           110
- ------------------------------------===============================================================================================
Balance, April 30, 1994               463,687      11,779     4,348       6,001         --       445,643      (4,084)            --
- -----------------------------------------------------------------------------------------------------------------------------------
  Net income                          148,629                                                    148,629
- -----------------------------------------------------------------------------------------------------------------------------------
  Cash dividends
    Preferred, per share $.40            (471)                                                      (471)
    Common, per share $.97            (66,885)                                                   (66,885)
- -----------------------------------------------------------------------------------------------------------------------------------
  Foreign currency translation
    adjustment                            926                                                                    926
- -----------------------------------------------------------------------------------------------------------------------------------
  Other                                   (39)                                                       (39)
- ------------------------------------===============================================================================================
Balance, April 30, 1995             $ 545,847     $11,779    $4,348     $ 6,001   $     --    $  526,877     $(3,158)     $      --
- ------------------------------------===============================================================================================
The accompanying notes are an integral part of the consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of all subsidiaries.

Cash Equivalents
Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

Short-Term Investments
Short-term interest bearing investments are those with maturities of less than one year, but greater than three months, when purchased. These investments are readily convertible to cash and are stated at cost, which approximates fair value.

Inventories
Inventories are stated at the lower of cost or market. Approximately 84% at April 30, 1995 and 1994, and 83% at April 30, 1993 of the total amount of consolidated inventories are stated on the basis of the last-in, first-out
(LIFO) method. All remaining inventories are valued using the first-in, first-out and average cost methods.

     If the LIFO method had not been used, inventories would have been $70,497,000, $71,626,000, and $62,347,000 higher than reported at April 30,
1995, 1994, and 1993, respectively.

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

     Subsequent to its acquisition, the company continually evaluates whether events and changes in circumstances have occurred that indicate the remaining estimated useful life of an intangible asset may warrant revision or that the remaining balance of an intangible asset may not be fully recoverable. When factors indicate that an intangible asset should be evaluated for possible impairment, the company uses an estimate of the related business' undiscounted future cash flows over the remaining life of the asset in measuring whether the intangible asset has been impaired.

Foreign Currency and Hedging Activities
The U.S. dollar is the functional currency for substantially all of the company's consolidated operations. For these operations, all gains and losses from currency transactions are included in income currently. For certain foreign equity investments, the functional currency is the local currency. The cumulative translation effects for the few equity investments using functional currencies other than the U.S. dollar are included in the cumulative translation adjustment in stockholders' equity.

     The company uses foreign currency forwards and options to hedge payments and receipts of foreign currencies related to the purchase and sale of goods overseas. The purpose of these hedges is to protect against the risk that currency movements would adversely affect the company's revenues and product costs. While these hedges are subject to the risk of loss from fluctuations in exchange rates, these losses would be offset by gains on the transactions being hedged. Realized gains and losses on these hedging instruments are recognized in income in the same period as the underlying transaction. The company does not engage in currency speculation.

Earnings Per Common Share
Earnings per common share are based upon the weighted average common shares outstanding of 68,996,238 in 1995, 78,657,432 in 1994, and 82,664,208 in 1993,
after recognition of dividend requirements on preferred stock.

Reclassifications
Discounts related to promotional programs in the wines and spirits segment, which were previously included in the consolidated income statement under the caption "Selling, general, and administrative expenses," have been reclassified as a reduction of "Net sales" for all periods presented. This reclassification conforms the company's presentation to industry practice.

2. ACCOUNTING CHANGES

Effective May 1, 1993, the company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," and Statement of Financial Accounting Standards No. 116, "Accounting for Contributions Received and Contributions Made."

     The cumulative effect of these changes in accounting principles was recognized in 1994 as follows (in thousands):


                               FAS Statement No.
============================================================
                     106        112        116        Total
- ------------------------------------------------------------
Pretax charge      $43,684     $2,817     $6,721     $53,222
- ------------------------------------------------------------
Income taxes        16,955      1,104      2,621      20,680
- -------------------=========================================
Net charge         $26,729     $1,713     $4,100     $32,542
- -------------------=========================================
Net charge per
  common share     $   .34     $  .02     $  .05     $   .41
- -------------------=========================================


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

3. CHANGES IN OPERATIONS

Acquisition of Fetzer Vineyards

On August 31, 1992, the company purchased all of the outstanding stock of Fetzer Vineyards of Mendocino County, California. The cost of acquiring the stock was approximately $64,200,000 and included, among other costs, $4,600,000 in cash, $47,500,000 in notes to the previous owners and four annual payments of $2,800,000 per year beginning fiscal 1996. In addition, the company assumed approximately $27,000,000 of Fetzer Vineyards debt. The acquisition has been accounted for as a purchase, and accordingly, the operating results of Fetzer have been consolidated with the company since the acquisition date. The excess of the acquisition cost over the fair value of the net assets acquired is approximately $47,000,000 which is being amortized over forty years.

Swift and Moore

During 1993, the company acquired a 20% interest in Swift and Moore Pty. Limited, an importer and marketer of spirits and wines in Australia for $9,512,000.

Sale of Credit Card Operations

On October 15, 1993, the company sold substantially all the assets of its credit card processing operations. The sale resulted in a pretax gain of approximately $30,077,000 ($18,350,000 after-tax or $.23 per share).

4. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses are composed of the following (in thousands):


April 30,                      1995          1994          1993
=================================================================
Accounts payable, trade      $ 67,775      $ 55,084      $ 38,725
- -----------------------------====================================
Accrued expenses:
- -----------------------------------------------------------------
   Compensation and
     commissions               45,561        37,840        35,453
- -----------------------------------------------------------------
   Excise and other non-
     income taxes              20,702        16,183        17,576
- -----------------------------------------------------------------
   Interest                     6,777         9,042         8,476
- -----------------------------------------------------------------
   Advertising                 31,384        39,356        35,401
- -----------------------------------------------------------------
   Other                       49,148        58,670        45,033
- -----------------------------====================================
                              153,572       161,091       141,939
- -----------------------------====================================
                             $221,347      $216,175      $180,664
- -----------------------------====================================


5. CREDIT FACILITIES

The company has a $300,000,000 revolving credit agreement with various domestic and international banks that expires in fiscal 2000. The most restrictive of the agreement's covenants requires the company to maintain a minimum level of net worth. At April 30, 1995, net worth exceeded the required level, as defined in the agreement, by $195,847,000. At April 30, 1995, the company had no outstanding borrowings under this agreement. At April 30, 1995, the company also had available for issuance $250,000,000 of debt securities under a shelf registration filing with the Securities and Exchange Commission.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.  DEBT
At April 30, the company's long-term debt consisted of the following (in thousands, except percentage amounts):

April 30,                              1995        1994        1993
=====================================================================
Commercial paper                     $204,274    $150,000          --
- ---------------------------------------------------------------------
9.375% notes                               --      99,880    $ 99,850
- ---------------------------------------------------------------------
11.25% notes, due through 1999         33,886      38,753      44,632
- ---------------------------------------------------------------------
Variable rate industrial
  revenue bonds, due through 2026      13,840      13,840      13,840
- ---------------------------------------------------------------------
Other                                     356       1,455       2,475
- -------------------------------------================================
                                      252,356     303,928     160,797
Less current portion                    5,514       4,867       6,389
- -------------------------------------================================
                                     $246,842    $299,061    $154,408
- -------------------------------------================================

  At April 30, 1995, the company had an interest rate agreement to convert $100,000,000 of its commercial paper from variable rates to a fixed rate of 9 3/8%. This contract matures in 1998. See Note 7 for a description of the financial instrument.

  At April 30, 1995 and 1994, $204,274,000 and $150,000,000, respectively, of commercial paper is classified as long-term debt due to the credit available under the long-term credit facilities discussed in Note 5 on page 33 and the company's intent to refinance these borrowings on a long-term basis. Long-term debt payment requirements for the five fiscal years after April 30, 1995 are as follows: 1996 - $5,514,000; 1997 - $6,023,000; 1998 - $6,701,000; 1999 -
$7,455,000; 2000 - $212,567,000.  Cash paid for interest was $24,895,000 in
1995, $16,629,000 in 1994, and $17,771,000 in 1993.  Excluding the effect of the interest rate agreement discussed above, the weighted average interest rates on commercial paper were 4.9% and 3.8% at April 30, 1995 and 1994, respectively. The weighted average interest rates on the variable rate industrial revenue bonds were 4.9% and 3.4% at April 30, 1995 and 1994, respectively.

7.  FINANCIAL INSTRUMENTS

The company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. The company is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes.

Interest Rate Management

The company sold an option to swap interest rates that effectively eliminated the call feature on the $100,000,000 9 3/8% notes for the period April 1, 1995 to April 1, 1998. This option was exercised April 1, 1995 effectively converting $100,000,000 commercial paper from floating interest rate obligations to 9 3/8% fixed rate obligations from April 1, 1995 to April 1, 1998. The option on this swap was sold in order to manage the level of fixed and floating rate debt. The premium received on the sale of this option is being amortized as a reduction of interest expense through April 1, 1998.

Foreign Currency Management

The U.S. dollar is the functional currency for substantially all of the company's consolidated operations. For these operations, all gains and losses from currency transactions are included in income currently. For certain foreign equity investments, the functional currency is the local currency. The cumulative translation effects for equity investments using functional currencies other than the U.S. dollar are included in the cumulative translation adjustment in stockholders' equity.

  The company uses foreign currency forwards and options, which typically expire within one year, to hedge payments and receipts of foreign currencies related to the purchase and sale of goods overseas. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions. The company had foreign exchange forward contracts on hand at April 30, 1995 and 1994, primarily hedging German Mark, British Pound, and Japanese Yen revenues, totaling $10,600,000 and $26,500,000, respectively.

Carrying Amount and Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, short-term investments, and commercial paper approximates fair value due to the short maturities of these instruments. The value of long-term debt is estimated using discounted cash flows based on the company's incremental borrowing rates for similar types of borrowings. The value of interest rate and foreign currency contracts are based on quoted market prices. A comparison of the carrying value and fair value of these instruments is as follows (in thousands):

                                    1995                    1994
- ---------------------------------------------------------------------------
                             Carrying       Fair     Carrying       Fair
                              Amount       Value      Amount       Value
- ---------------------------------------------------------------------------
Assets:
- ---------------------------------------------------------------------------
  Cash and
    cash equivalents         $ 62,474     $ 62,474   $ 30,540     $ 30,540
- ---------------------------------------------------------------------------
Liabilities:
- ---------------------------------------------------------------------------
  Commercial paper             50,000       50,000     54,229       54,229
- ---------------------------------------------------------------------------
  Long-term debt              252,356      252,356    303,928      308,248
- ---------------------------------------------------------------------------
  Interest rate instrument        680        6,500        913        5,650
- ---------------------------------------------------------------------------
  Foreign currency
    instruments                    --        1,048         --          813
- ---------------------------------------------------------------------------

                          Brown-Forman Corporation


8.  COMMITMENTS

Rentals of real estate, office and data processing equipment, vehicles, and manufacturing equipment under operating leases amounted to approximately $20,800,000, $20,700,000, and $19,200,000, for 1995, 1994, and 1993,
respectively. The company has commitments related primarily to minimum lease payments totaling $23,400,000 in 1996; $18,400,000 in 1997; $14,100,000 in
1998; $11,200,000 in 1999; $8,900,000 in 2000; and $7,600,000 after 2000.


9.  TAXES ON INCOME
The provision for taxes on income is composed of the following (in thousands):

- ------------------------------------------------------------
                               1995        1994       1993
============================================================
Currently payable:
- ------------------------------------------------------------
   Federal                    $62,707     $69,539    $64,667
- ------------------------------------------------------------
   Foreign                      1,705       3,877      4,222
- ------------------------------------------------------------
   State and Local             15,087      16,594     14,688
- ------------------------------==============================
                               79,499      90,010     83,577
- ------------------------------==============================

- ------------------------------------------------------------
Deferred:
- ------------------------------------------------------------
   Federal                     14,757       6,401      3,659
- ------------------------------------------------------------
   Foreign                      1,373         (27)      (699)
- ------------------------------------------------------------
   State and Local              2,800        (226)      (150)
- ------------------------------==============================
                               18,930       6,148      2,810
- ------------------------------==============================
                              $98,429     $96,158    $86,387
- ------------------------------==============================

  United States and foreign components of income before income taxes and the cumulative effect of accounting changes are as follows (in thousands):


- ------------------------------------------------------------
                               1995        1994       1993
============================================================
United States                $227,107    $236,226   $222,124
- ------------------------------------------------------------
Foreign                        19,951      21,001     20,453
- ------------------------------------------------------------
                             $247,058    $257,227   $242,577
- ------------------------------==============================

  Taxes on income for fiscal 1994 includes a $5,300,000 charge resulting from an increase in the corporate income tax rate. Included in this amount is a charge of $3,580,000 for the retroactive effect of a higher tax rate on earnings from January 1, 1993 to April 30, 1993, and a noncash charge to restate the deferred tax liability at the new corporate tax rate.

  The following is a reconciliation of the effective tax rates with the United States statutory rates

                              Percent of Income Before Taxes
- ------------------------------------------------------------
                                   1995       1994     1993
============================================================
Statutory rate                     35.0%      35.0%    34.0%
- ------------------------------------------------------------
State taxes, net of U.S.
  Federal tax benefit               4.6        4.1      4.0
- ------------------------------------------------------------
Income taxed at other than U.S.
  Federal statutory rate            (.7)      (1.5)    (1.2)
- ------------------------------------------------------------
Tax benefit of Foreign Sales
  Corporation                      (1.1)      (1.3)     (.9)
- ------------------------------------------------------------
Nondeductible amortization          1.2        1.1      1.2
- ------------------------------------------------------------
Adjustment of prior years' accruals (.3)      (2.1)    (1.7)
- ------------------------------------------------------------
Adjustment of prior years' rate       --       1.2       --
- ------------------------------------------------------------
Other, net                          1.1         .9       .2
- ------------------------------------------------------------
                                   39.8%      37.4%    35.6%
- ------------------------------------------------------------

  Deferred tax assets and liabilities for 1995 and 1994 are composed of the following (in thousands):

- ------------------------------------------------------------
April 30,                                1995         1994
============================================================
Deferred tax assets:
- ------------------------------------------------------------
   Postretirement and other benefits   $  31,988    $ 30,527
- ------------------------------------------------------------
   Accrued liabilities and other          19,591      31,400
- ---------------------------------------=====================
   Total deferred tax assets              51,579      61,927
- ------------------------------------------------------------
Deferred tax liabilities:
- ------------------------------------------------------------
   Intercompany transactions             120,449     112,116
- ------------------------------------------------------------
   Depreciation                           19,802      22,068
- ------------------------------------------------------------
   Undistributed foreign earnings         17,318      17,318
- ------------------------------------------------------------
   Pension plans                          16,278      13,857
- ------------------------------------------------------------
   Other                                     899         805
- ---------------------------------------=====================
   Total deferred tax liabilities        174,746     166,164
- ---------------------------------------=====================
Net deferred tax liability              $123,167    $104,237
- ---------------------------------------=====================

   The 1993 deferred provision arose principally from $3,473,000 related to undistributed foreign earnings, $677,000 related to deferred income, partially offset by $2,396,000 related to intercompany transactions. Deferred income taxes were not provided on certain undistributed earnings ($58,980,000 at April 30, 1995) of certain foreign subsidiaries because such undistributed earnings are expected to be reinvested indefinitely overseas. If these amounts were not considered permanently reinvested, additional deferred taxes of approximately $20,173,000 would have been provided.

   Cash paid for income taxes was $85,852,000 in 1995, $93,618,000 in 1994, and $73,055,000 in 1993.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. PENSION PLANS

The company has defined benefit pension plans covering certain employees. The benefits for these plans are based primarily on years of service and employees' pay near retirement for the salaried employees and stated amounts for each year of service for the union and hourly employees. The company also has unfunded plans that provide retirement benefits in excess of qualified plan formulas or regulatory limitations for certain employees.

     Net pension income (expense) for 1995, 1994, and 1993 includes the following components (in thousands):


- --------------------------------------------------------------------------------------
                                               1995             1994             1993
======================================================================================
Benefit cost for service
   during the year                          $ (8,176)        $ (7,775)        $ (6,187)
- --------------------------------------------------------------------------------------
Interest cost on projected
   benefit obligation                        (14,546)         (14,555)         (13,668)
- --------------------------------------------------------------------------------------
Actual return (loss) on plan assets           (4,597)          33,580           23,293
- --------------------------------------------------------------------------------------
Net amortization and deferral                 27,253          (12,346)          (3,091)
- --------------------------------------------==========================================
Net pension income (expense)                $    (66)        $ (1,096)        $    347
- --------------------------------------------==========================================


     The amounts included in the accompanying consolidated balance sheet were based on the funded status of the plans at January 31, 1995 and 1994 and are as follows (in thousands):


- --------------------------------------------------------------------------------------------------------------------------------
                                                                                   1995                          1994
================================================================================================================================
                                                                        Plan Assets    Obligations    Plan Assets    Obligations
                                                                          Exceed         Exceed         Exceed         Exceed
                                                                        Obligations    Plan Assets    Obligations    Plan Assets
- --------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
- --------------------------------------------------------------------------------------------------------------------------------
   Vested benefit obligations                                              $140,764       $ 13,767       $152,849       $ 16,280
- --------------------------------------------------------------------------------------------------------------------------------
   Nonvested benefit obligations                                              8,593          1,105         10,243          1,475
- ---------------------------------------------------------------------------=====================================================
   Accumulated benefit obligations                                          149,357         14,872        163,092         17,755
- --------------------------------------------------------------------------------------------------------------------------------
   Additional amounts related to assumed pay increases                       31,069          5,965         29,123          2,944
- ---------------------------------------------------------------------------=====================================================
   Projected benefit obligations                                            180,426         20,837        192,215         20,699
- --------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value                                                   232,337          3,327        246,793          2,873
- ---------------------------------------------------------------------------=====================================================
Plan assets in excess of (less than) benefit obligations                     51,911        (17,510)        54,578        (17,826)
- --------------------------------------------------------------------------------------------------------------------------------
Unamortized net (assets) obligations at date of adoption                    (28,310)         3,045        (31,900)         3,462
- --------------------------------------------------------------------------------------------------------------------------------
Unrecognized net (gain) loss resulting from experience
   different from that assumed and changes in actuarial assumptions          16,400         (2,476)        13,888         (1,484)
- --------------------------------------------------------------------------------------------------------------------------------
Unrecognized prior service cost                                               2,374          5,468          2,879          5,684
- --------------------------------------------------------------------------------------------------------------------------------
Adjustment required to recognize minimum liability                               --         (2,006)            --         (5,458)
- --------------------------------------------------------------------------------------------------------------------------------
Contributions subsequent to measurement date                                     --            331             --            270
- ---------------------------------------------------------------------------=====================================================
Prepaid (accrued) pension cost                                             $ 42,375       $(13,148)      $ 39,445       $(15,352)
- ---------------------------------------------------------------------------=====================================================


     The projected benefit obligation was determined using a weighted average discount rate of 8.5% for 1995, 7% for 1994, and 8% for 1993. The weighted average rate of future compensation increases was 5.5% for 1995, 4% for 1994, and 5% for 1993. The expected rate of return on plan assets was 9.5% for these years. The plans' assets consist primarily of stocks and bonds.

     The company's policy for funded plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act (ERISA).

11.  BUSINESS SEGMENT INFORMATION
The company's operations have been classified into three business segments:
wines and spirits, consumer durables, and other. The wines and spirits segment includes the production, importing, and marketing of wines and distilled spirits. The consumer durables segment includes the manufacture and sale of china, crystal, ceramic and crystal collectibles, silver, pewter, and luggage. Through October 1993, the other segment included a credit card transaction processing business and an aquaculture business. The credit card transaction processing business was sold in October 1993 and the use of this segment was discontinued.
        Summarized financial information by business segment for 1995, 1994, and 1993 is as follows (in thousands):
                                   1995             1994             1993
- --------------------------------------------------------------------------------
Net sales:
- --------------------------------------------------------------------------------
        Wines and Spirits       $1,137,834       $1,104,817       $1,121,292
- --------------------------------------------------------------------------------
        Consumer Durables          541,796          513,612          519,038
- --------------------------------------------------------------------------------
        Other                           --           10,053           18,096
- --------------------------------------------------------------------------------
                                $1,679,630       $1,628,482       $1,658,426
- --------------------------------------------------------------------------------
Operating income:
- --------------------------------------------------------------------------------
        Wines and Spirits       $  243,713       $  235,004       $  245,693
- --------------------------------------------------------------------------------
        Consumer Durables           38,206           18,953           24,454
- --------------------------------------------------------------------------------
        Other                           --              453           (1,917)
- --------------------------------------------------------------------------------
        Corporate                  (14,134)         (14,049)         (12,848)
- --------------------------------------------------------------------------------
                                $  267,785       $  240,361       $  255,382
- --------------------------------------------------------------------------------
Total assets:
- --------------------------------------------------------------------------------
        Wines and Spirits       $  715,394       $  676,086       $  659,911
- --------------------------------------------------------------------------------
        Consumer Durables          480,322          500,707          539,682
- --------------------------------------------------------------------------------
        Other                           --               --            8,536
- --------------------------------------------------------------------------------
        Corporate                   89,843           57,056          102,869
- --------------------------------------------------------------------------------
                                $1,285,559       $1,233,849       $1,310,998
- --------------------------------------------------------------------------------
Depreciation and amortization:
- --------------------------------------------------------------------------------
        Wines and Spirits       $   22,865       $   22,108       $   19,981
- --------------------------------------------------------------------------------
        Consumer Durables           20,398           23,436           22,982
- --------------------------------------------------------------------------------
        Other                           --              271              597
- --------------------------------------------------------------------------------
        Corporate                      229              208              195
- --------------------------------------------------------------------------------
                                $   43,492       $   46,023       $   43,755
- --------------------------------------------------------------------------------
Capital expenditures:
- --------------------------------------------------------------------------------
        Wines and Spirits       $   38,330       $   19,699       $   15,968
- --------------------------------------------------------------------------------
        Consumer Durables           12,627            7,464           17,148
- --------------------------------------------------------------------------------
        Other                           --              168              355
- --------------------------------------------------------------------------------
        Corporate                       99              102              145
- --------------------------------------------------------------------------------
                                $   51,056       $   27,433       $   33,616
- --------------------------------------------------------------------------------

        Consumer durables' operating income was reduced by $8,180,000 ($5,350,000 after-tax) for the closing or reformatting of seven retail stores in 1994 and reduced by $3,830,000 ($2,500,000 after-tax) for the write-down of slow-moving and obsolete assets in 1993.
        There were no significant intersegment sales or transfers during 1995, 1994, and 1993. Operating income by business segment excludes interest income, interest expense, and net unallocated corporate expenses. Corporate assets consist principally of cash and cash equivalents, short-term investments, certain corporate receivables, and other assets.
        Sales outside the United States, consisting principally of exports of wines and spirits, amounted to approximately $221,389,000, $212,897,000, and $190,026,000 in 1995, 1994, and 1993, respectively.

12.  CONTINGENCIES
In the normal course of business, various suits and claims are brought against the company, some of which seek significant damages. Many of these suits and claims take years to adjudicate and it is difficult to predict their outcome. In the opinion of management, based on advice from legal counsel, none of these suits or claims will have a material adverse effect on the company's financial position or results of operations.

13.  ENVIRONMENTAL
The company, along with other responsible parties, faces environmental claims resulting from the cleanup of several waste deposit sites. The company has accrued its estimated portion of cleanup costs and expects other responsible parties and insurance coverage to cover the remaining costs. The company believes that any additional costs incurred by the company will not have a material adverse effect on the company's financial condition or results of operations.

14.  QUARTERLY RESULTS (UNAUDITED)
The 1995 and 1994 unaudited quarterly results are presented on the highlights page.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




15.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

The company provides certain health care and life insurance benefits for eligible retirees. Effective May 1, 1993, the company adopted
Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under SFAS No. 106, the company accrues the cost of these benefits over employees' active service periods.

  The company elected to recognize this change in accounting on the immediate recognition basis. The adoption of this standard resulted in a one-time pretax charge totaling $43,684,000 ($26,729,000 after-tax or $.34 per share).

  The postretirement benefit expense for 1995 and 1994 includes the following components (in thousands):

                                                1995      1994
- ---------------------------------------------------------------
Service cost of benefits earned                $1,902    $1,898
- ---------------------------------------------------------------
Interest cost on accumulated postretirement
  benefit obligation                            3,370     3,495
- -----------------------------------------------================
Postretirement benefit expense                 $5,272    $5,393
- -----------------------------------------------================

  The 1995 and 1994 postretirement benefit liability includes the following components (in thousands):

                                                 1995      1994
- ------------------------------------------------------------------
Actuarial present value of accumulated postretirement obligation:
- ------------------------------------------------------------------
Retirees                                       $20,612   $25,525
- ------------------------------------------------------------------
Fully eligible active plan participants            693     3,878
- ------------------------------------------------------------------
Other active plan participants                  15,543    20,040
- -----------------------------------------------===================
                                                36,848    49,443
- ------------------------------------------------------------------
Unrecognized net gain (loss)                    13,929    (2,220)
- -----------------------------------------------===================
Accrued postretirement benefit liability       $50,777   $47,223
- -----------------------------------------------===================
Assumptions:
- ------------------------------------------------------------------
Discount Rate                                      8.5%      7.0%
- ------------------------------------------------------------------
Healthcare cost trend rates:
- ------------------------------------------------------------------
  Present rate before age 65                       8.0%     13.5%
- ------------------------------------------------------------------
  Present rate age 65 and after                    7.0%     12.5%
- ------------------------------------------------------------------
  Ultimate rate in ten years                       5.0%      5.0%
- ------------------------------------------------------------------

  A one-percentage point increase in the assumed health care cost trend rate would have increased the accumulated postretirement benefit obligation as of April 30, 1995 by $5,026,000 and the postretirement benefit expense by $758,000. For 1993, retiree health care and life insurance benefits were expensed as paid and totaled $1,950,000.

==============================================================================

                       REPORT OF INDEPENDENT ACCOUNTANTS


BROWN-FORMAN CORPORATION

  We have audited the accompanying consolidated balance sheets of Brown-Forman Corporation and Subsidiaries as of April 30, 1995, 1994, and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown-Forman Corporation and Subsidiaries at April 30, 1995, 1994, and 1993, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

  As discussed in Notes 2 and 15 to the consolidated financial statements, in 1994 the company adopted changes in its methods of accounting for postretirement benefits other than pensions, postemployment benefits, and contributions.


/s/ Coopers & Lybrand LLP
Louisville, Kentucky
June 8, 1995



38