Form 10-K, Exhibit 13
period 1997-04-30
BROWN FORMAN CORP
filed 1997-07-22
CIK 14693

                                                                      Exhibit 13
HIGHLIGHTS



(Expressed in millions, except per share amounts and ratios)
                                                   1997      1996       % Change

Net Sales                                          $1,841    $1,807     2%
Gross Profit                                       $  904    $  880     3%
Operating Income                                   $  287    $  274     5%
Net Income                                         $  169    $  160     6%
Earnings Per Share                                 $ 2.45    $ 2.31     6%
Cash Dividends Per Commmon Share                   $ 1.06    $ 1.02     4%
Return on Average Invested Capital                   19.4%     19.7%
Return on Average Common Stockholders' Equity        25.2%     27.5%

Regular cash dividends have been paid for the fifty-second consecutive year.




QUARTERLY FINANCIAL INFORMATION
(expressed in millions, except per share amounts)


                                                                  Cash Dividends       Market Price (High-Low)
                  Net          Gross       Net       Earnings        Paid Per              Per Common Share
                 Sales        Profit      Income     Per Share     Common Share       Class A           Class B
Fiscal 1997      $1,841        $904        $169        $2.45          $1.06        $50.88-$34.75      $51.88-$35.25
Quarters
 Fourth             433         218          40          .58            .27         50.88-42.38        51.88-42.00
 Third              458         219          42          .60            .27         47.25-42.25        47.88-42.13
 Second             526         255          55          .80            .26         43.50-36.13        43.88-35.75
 First              424         212          32          .47            .26         42.63-34.75        42.25-35.25

Fiscal 1996      $1,807        $808        $160        $2.31          $1.02        $42.00-$32.25      $42.50-$31.50
Quarters
 Fourth             427         212          36          .52            .26         42.00-36.63        42.50-36.50
 Third              451         216          39          .55            .26         39.38-36.50        39.75-36.25
 Second             518         249          53          .77            .25         40.25-33.88        40.75-33.63
 First              411         203          32          .46            .25         35.00-32.25        34.88-31.50

                          FINANCIAL TABLE OF CONTENTS

17 Selected Financial Data

18 Management's Discussion and Analysis

24 Report of Management

24 Report of Independent Accountants

25 Consolidated Statement of Income

26 Consolidated Balance Sheet

28 Consolidated Statement of Cash Flows

29 Consolidated Statement of Stockholders' Equity

30 Notes to Consolidated Financial Statements

                            SELECTED FINANCIAL DATA


For Fiscal Year Ended April 30,
(Expressed in millions, except per share amounts and ratios)
------------------------------------------------------------------------------------------------------------------------------------
Operations                           1997     1996     1995     1994     1993     1992     1991     1990     1989     1988     1987
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                           $1,841    1,807    1,680    1,628    1,658    1,496    1,366    1,279    1,262    1,330    1,374
------------------------------------------------------------------------------------------------------------------------------------
Gross Profit                        $  904      880      824      790      791      719      645      584      546      531      534
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                    $  287      274      268      240      255      234      223      225      208      192      182
------------------------------------------------------------------------------------------------------------------------------------
Net Income                          $  169      160      149      129      156      146      145       93      144      103       90
------------------------------------------------------------------------------------------------------------------------------------
Earnings Per Share                  $ 2.45     2.31     2.15     1.63     1.88     1.76     1.74     1.10     1.72     1.08      .93
------------------------------------------------------------------------------------------------------------------------------------
Cash Dividends Paid
Per Common Share                    $ 1.06     1.02      .97      .93      .86      .78      .72      .63      .51      .41      .30
------------------------------------------------------------------------------------------------------------------------------------

Invested Capital
------------------------------------------------------------------------------------------------------------------------------------
Average Invested Capital            $  929      875      835      900      925      823      743      704      671      727      802
------------------------------------------------------------------------------------------------------------------------------------
Average Common
Stockholders' Equity                $  671      578      493      629      765      686      616      564      493      510      547
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                        $1,428    1,381    1,286    1,234    1,311    1,194    1,083    1,021    1,003      932    1,057
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt                      $   63      211      247      299      154      114      112      114      115      191      199
------------------------------------------------------------------------------------------------------------------------------------

Ratios
------------------------------------------------------------------------------------------------------------------------------------
Return on Average
Invested Capital                     19.4%    19.7%    19.5%    15.4%    18.0%    18.8%    20.5%    14.6%    23.8%    15.7%    12.6%
------------------------------------------------------------------------------------------------------------------------------------
Return on Average Common
Stockholders' Equity                 25.2%    27.5%    30.1%    20.4%    20.4%    21.3%    23.5%    16.3%    29.2%    20.2%    16.3%
------------------------------------------------------------------------------------------------------------------------------------
Total Long-Term Debt to
Total Long-Term Capital               8.0%    25.0%    31.1%    39.2%    15.9%    13.4%    14.5%    16.1%    17.2%    29.5%    25.3%
------------------------------------------------------------------------------------------------------------------------------------
Total Cash Dividends
Paid to Net Income                   43.3%    44.2%    45.3%    57.5%    45.8%    44.4%    41.7%    57.4%    29.8%    38.9%    32.8%
------------------------------------------------------------------------------------------------------------------------------------
Gross Margin                         49.1%    48.7%    49.1%    48.5%    47.7%    48.1%    47.2%    45.7%    43.3%    39.9%    38.8%
------------------------------------------------------------------------------------------------------------------------------------
Operating Margin                     15.6%    15.2%    15.9%    14.8%    15.4%    15.6%    16.4%    17.6%    16.5%    14.4%    13.2%
------------------------------------------------------------------------------------------------------------------------------------


Notes:
 1. Includes the operations of Fetzer Vineyards and Dansk International Designs Ltd., since their acquisitions on August 31, 1992, and July 2, 1991, respectively.
 2. Fiscal 1994 net income and earnings per share were reduced by $32 million and $.14, respectively, from the cumulative effect of accounting changes. Fiscal 1990 net income and earnings per share were increased by $12 million and $.14, respectively, from the cumulative effect of accounting changes.
 3. On October 15, 1993, the company sold Brown-Forman Enterprises, its credit card processing operations, resulting in an after-tax gain of $18 million.
 4. On January 31, 1989, the company sold the U.S. marketing rights for Martell Cognacs, resulting in an after-tax gain of $22 million.
 5. On April 27, 1988, the company sold the ArtCarved jewelry division, resulting in an after-tax gain of $17 million.
 6. Net income was reduced $60 million and $33 million to reflect the write-down of intangible assets of California Cooler in fiscal 1990 and 1988, respectively.
 7. Earnings per share are calculated using net income reduced by dividend requirements on preferred stock, divided by the weighted average number of common and common equivalent shares outstanding during the year; both earnings per share and cash dividends per common share have been adjusted for 3-for-1 and 3-for-2 common stock splits in fiscal 1994 and 1987, respectively.
 8. Return on Average Invested Capital is defined as the sum of net income (excluding extraordinary items) and after-tax interest expense, divided by average invested capital. Average invested capital is the sum of all interest-bearing debt and preferred and common equity, averaged at year end.
 9. Return on Average Common Stockholders' Equity is defined as the sum of income applicable to common stock divided by average common stockholders' equity.
10. Total Long-Term Debt to Total Long-Term Capital is defined as long-term debt divided by the sum of long-term debt and preferred and common equity.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

In the discussion below and in the Chairman's letter, we discuss Brown-Forman's consolidated financial condition and results of operations for the fiscal years ended April 30, 1997, 1996 and 1995. We also discuss factors that may affect the company's future financial condition. Please read this section along with Brown-Forman's consolidated financial statements for the year ended April 30, 1997, and the related notes.

When we make forward-looking statements about Brown-Forman's anticipated financial performance, business prospects, new products, or similar matters, we do not guarantee that the results indicated will actually be achieved. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we have prepared a non-exclusive list of important risk factors that could cause our actual results to differ materially from anticipated results. You can find this list in Part II, Item 7 of the company's Annual Report on Form 10-K, into which this discussion is incorporated by reference.

                        CONSOLIDATED SALES AND EARNINGS

                         Fiscal 1997 Compared to 1996

Net sales reached record levels in fiscal 1997, growing $34 million, or 2%. Sales of wines and spirits increased 4% resulting from worldwide growth of Jack Daniel's and premium wine brands, partially offset by sharply lower sales of frozen cocktail products. Sales from the consumer durables segment declined 4%, primarily reflecting a planned contraction of the Lenox Collections division.

                                   Net Sales

Dollars in Millions
Fiscal year             1993    1994    1995    1996    1997
Consumer Durables      $ 519   $ 513   $ 542   $ 513   $ 494
Wines and Spirits      $1122   $1105   $1138   $1294   $1347
Total change             +11%     -2%     +3%     +8%     +2%


International sales of $330 million were up 17% in fiscal 1997. This growth reflects our strategic effort to expand the international distribution of Brown-Forman's leading brands. Sales outside the United States represented 21%, 18% and 16% of our revenues (excluding excise taxes) during fiscal 1997, 1996 and 1995, respectively.

Gross profit performance is a key measure by which we gauge the quality of volume growth. Gross profit expanded faster than the company's rate of sales growth in fiscal 1997, reflecting the very healthy margins provided by incremental sales of wines and spirits. A gross profit decline for consumer durables was largely the result of scaling back Lenox Collections, a business with relatively high margins. Over the past ten years, we have focused our efforts on marketing high-margin products and realizing manufacturing efficiencies, and have successfully improved the company's gross margin from 38.8% in fiscal 1987 to 49.1% in fiscal 1997.

                                 Gross Profit

Dollars in Millions
Fiscal year             1993    1994    1995    1996    1997
Consumer Durables       $265    $267    $277    $258    $242
Wines and Spirits       $520    $517    $547    $622    $662
Total change             +10%      0%     +4%     +7%     +3%


Operating income improved $13 million, or 5%, during fiscal 1997. A 4% increase in operating income for the wines and spirits segment resulted from strong worldwide growth of Jack Daniel's and our premium wine brands, partially offset by sharply lower sales of frozen cocktail products and by investments associated with our international expansion initiative. Operating income for the consumer durables segment increased 11% in fiscal 1997, largely reflecting a rebound in profits at Lenox Collections.

                               Operating Income

Dollars in Millions
Fiscal year             1993    1994    1995    1996    1997
Consumer Durables       $ 24    $ 19    $ 38    $ 27    $ 30
Wines and Spirits       $246    $235    $244    $262    $273
Corporate and Other     $-15    $-14    $-14    $-15    $-16
Total change              +9%     -6%    +12%     +2%     +5%

Earnings per share reached a record $2.45, up to 6% over fiscal 1996. Earnings growth resulted from improved operating income, as well as lower interest expense.

                              Earnings Per Share

Fiscal year                1993     1994     1995     1996     1997
As reported               $1.88    $1.63    $2.15    $2.31    $2.45
Excluding unusual items   $1.91    $1.92    $2.15    $2.31    $2.45

                         Fiscal 1996 Compared to 1995

Net sales increased $127 million, or 8%, in fiscal 1996. Sales of wines and spirits improved 14%, aided by new product introductions, further expansion into international markets, and growth of our wine brands. A 5% sales decline for the consumer durables segment reflected significantly lower response rates for Lenox Collections and a generally soft retail environment for consumer durables.

Operating income improved $6 million, or 2%, during fiscal 1996, driven by an $18 million increase in profits from the wines and spirits segment. Operating income growth in the wines and spirits segment was generated from the same sources responsible for increased sales: new products, international expansion, and higher wine volume. The consumer durables segment experienced an $11 million drop in operating income, principally related to the sharp decline in consumer demand for collectible products marketed by Lenox Collections.

Earnings grew 7% over fiscal 1995 to $2.31 per share, reflecting higher operating income, lower net interest expense, and a lower effective tax rate. The drop in our fiscal 1996 effective tax rate reflected benefits from foreign operations and a shift in the earnings mix towards businesses that carry a lower relative tax rate.

                                 Unusual Items

Reported earnings for fiscal 1994 reflect a net reduction of $.29 per share, consisting of a $.41 charge for the adoption of new accounting standards, a $.07 charge related to the closing or reformatting of certain retail stores in the consumer durables segment and a $.04 decline resulting from an increase in the statutory corporate tax rate, partially offset by a $.23 gain on the sale of business. Reported earnings for fiscal 1993 reflect a reduction of $.03 per share related to the write-down of slow-moving and obsolete assets in the consumer durables segment.

                              SHAREHOLDER RETURNS

Brown-Forman's most important financial objective is to increase the value of our stockholders' investment. Long-term growth in the market value of our stock is a good indication of our success in delivering an attractive return to shareholders. A $100 investment in Brown-Forman's Class B stock ten years ago would have grown to $430 by the end of fiscal 1997, assuming reinvestment of all dividends and ignoring personal taxes and transaction costs. This represents an annualized return of 16% over the ten-year period. During fiscal 1997, the market value of an investment in Brown-Forman rose 31% compared to a 25% gain by the S&P 500 for the same period.

                           Total Shareholder Return
                       (Including dividend reinvestment)

Fiscal year               B-F (Class B)      S&P 500      S&P Beverage
                                              Index       Alcohol Index
   1987                       $100            $100            $100
   1988                       $104            $ 94            $ 97
   1989                       $149            $115            $127
   1990                       $140            $127            $129
   1991                       $185            $149            $175
   1992                       $185            $170            $194
   1993                       $203            $188            $190
   1994                       $234            $196            $208
   1995                       $266            $230            $216
   1996                       $328            $300            $266
   1997                       $430            $376            $331
10 year annual growth           16%             14%             13%

Return on average invested capital remained strong at 19.4%, reflecting continued profitable growth and careful management of capital.

                      Return on Average Invested Capital

Fiscal year                  1993     1994     1995     1996     1997
As reported                  18.0%    15.4%    19.5%    19.7%    19.4%
Excluding unusual items      18.2%    17.8%    19.5%    19.7%    19.4%

                     MANAGEMENT'S DISCUSSION AND ANALYSIS

Return on average common stockholders' equity also remained at a superior level in fiscal 1997. A decline over the past two years reflects the impact of reducing debt as a percentage of the company's total capital structure.

                 Return on Average Common Stockholders' Equity
Fiscal year              1993    1994    1995    1996    1997

As reported              20.4%   20.4%   30.1%   27.5%   25.2%
Excluding unusual items  20.7%   23.6%   30.1%   27.5%   25.2%

                                COMPANY OUTLOOK

We believe the outlook for Brown-Forman's growth is very positive. Market conditions for premium wines and spirits brands are improving worldwide and, in order to capitalize on these opportunities, we plan to significantly increase the marketing investments behind our beverage brands in fiscal 1998. For the longer term, we will continue to penetrate new markets by expanding our global sales, marketing and distribution resources, as well as develop new products within promising market segments such as premium spirits, wines and low-alcohol beverages.

The outlook is also positive for our consumer durables business. Lenox continues to dominate the U.S. market for fine china dinnerware, supplying seven of the top ten patterns sold in U.S. department stores last year. Additional focus will be placed on new products designed for causal dining and gift giving--categories which offer significant growth opportunities.

                           WINES AND SPIRITS SEGMENT

                       Summary of Operating Performance

                  (Expressed in millions, except percentages)

                         1997           1996            1995
-------------------------------------------------------------
Net Sales              $1,347          $1,294          $1,138

  % Change                  4%             14%              3%

Gross Profit           $  662          $  662          $  547

  % Change                  6%             14%              6%

Operating Income       $  273          $  262          $  244

  % Change                  4%              8%              4%

                         Fiscal 1997 Compared to 1996

Net sales in fiscal 1997 grew $53 million, or 4%, largely reflecting record sales volume for Jack Daniel's. Worldwide consumption of Brown-Forman's flagship brand rose 5% in fiscal 1997 with annual volume surpassing 5 million cases for the first time. In addition to continued strong international growth, sales of Jack Daniel's also benefited from improving U.S. consumption trends. Also contributing to segment sales growth was a significant increase in revenues from the Fetzer, Bolla and Korbel wine brands, largely as a result of price increases during the year. These positive results were partially offset by significantly lower sales of Tropical Freezes, a line of frozen cocktails introduced in fiscal 1996. Typical of most successful new products, introductory sales of Tropical Freezes were enhanced in 1996 by high rates of initial consumer trial and the establishment of trade inventory levels. First year sales also benefited from favorable weather conditions in most parts of the U.S.

Brown-Forman's principal growth initiative is to accelerate expansion into international markets. Beverage sales outside the U.S. grew strongly in fiscal 1997, up 20%, largely attributable to continued double-digit growth for Jack Daniel's. International sales in fiscal 1997 represented 28% of total wines and spirits sales, excluding excise taxes, compared to 25% in fiscal 1996 and 22% in fiscal 1995.

                    Wines and Spirits Geographic Sales Mix
                            (excluding excise taxes)
Dollars in Millions
Fiscal year             1993    1994    1995    1996    1997
International           $168    $190    $197  $  282  $  330
U.S.                    $676    $651    $681  $  749  $  760
Total                   $844    $841    $878  $1,031  $1,090

Another major growth initiative for Brown-Forman is to add new beverage products through internal development, acquisition, or agency agreement. Approximately 21% of fiscal 1997 beverage sales, excluding excise taxes, were generated from products introduced or brands added since fiscal 1992, down from 22% in fiscal 1996 due to lower sales of Tropical Freezes. During fiscal 1997 the company obtained the U.S. marketing rights to Finlandia Vodka, the third best-selling imported vodka in the U.S., and Michel Picard, a promising line of French varietal wines. We also introduced two new super-premium whiskeys--Jack Daniel's Single Barrel and Woodford Reserve Distiller's Select. These additions represent positive steps that should add to growth in the future.

Gross profit grew 6% compared to net sales growth of 4%, as price increases, a favorable product mix, and lower costs improved the gross margin for our wines and spirits segment from 48.1% to 49.2%.

Operating income increased $11 million, or 4%, to a record level in fiscal 1997. The increase primarily reflects higher profits from Jack Daniel's and our premium wine brands. These gains were partially offset by decreased sales of frozen cocktail products and by continued investments in international markets. The segment's operating margin improved slightly from 20.2% to 20.3% in fiscal 1997.

                         Fiscal 1996 Compared to 1995

Net sales in fiscal 1996 increased $156 million, or 14%, due to strong consumer trial of our frozen cocktail products, increases in worldwide volume of Jack Daniel's and Southern Comfort, and growth of the company's premium wine brands. Brown-Forman's wine business benefited from media reports on scientific research indicating that moderate consumption of beverage alcohol helps reduce the risk of heart disease. Volume levels for our other major spirits brands were lower, largely reflecting consumption trends in the U.S. over that period.

Gross profit grew at the same rate as sales in fiscal 1996, 14%, indicating that incremental sales carried healthy margins.

Operating income increased $18 million, or 8%, as a result of higher overseas sales of Jack Daniel's, increased consumer demand for our premium wine brands, new product introductions, and modest price increases on selected major spirits brands in the domestic market. The segment's operating margin declined from 21.4% to 20.2% in fiscal 1996, reflecting investments associated with expansion into new international markets and increased advertising expenses related to both established brands and new product introductions.

                  Business Environment for Wines and Spirits

The sale of beverage alcohol around the world takes place against a backdrop of long-standing public debate over the role of drinking in society. Brown-Forman and the public are rightfully concerned about alcohol abuse. We strongly oppose abusive drinking and contribute significant amounts of money to programs aimed at curbing and understanding alcohol abuse. We also support and abide by industry marketing and advertising codes.

We believe that adults have the right to make informed choices about whether to drink and the right to consume beverage alcohol responsibly. Some critics of beverage alcohol, however, seek to restrict not only alcohol abuse but also overall alcohol consumption. These industry opponents promote policies such as sales and advertising restrictions, punitive taxes, additional warning requirements and the dissemination of biased information about alcohol and health. We will continue to oppose these efforts.

Beverage alcohol sales are particularly sensitive to higher tax rates, which increase the shelf price to the consumer. The company is not aware of any proposed legislation to increase federal excise taxes, but such an increase cannot be ruled out as part of future tax legislation likely to come before Congress. Several states have also recently considered increasing their excise taxes on spirits. If Congress expands its efforts to return responsibility for expensive social programs to the states, many more states may consider similar regressive taxes--despite the fact that the last federal excise tax increase on spirits resulted in a loss of tax revenues collected. An excise tax increase at the federal level or in major market states would adversely affect the market for beverage alcohol.

In 1996, the Distilled Spirits Council of the United States (the trade association representing the distilled spirits industry) lifted a long-standing voluntary ban on radio and television advertising of distilled spirits in its Code of Good Practice. Some producers are advertising distilled spirits on radio and television in selected U.S. markets. The industry believes that since the wine and beer sectors of the beverage alcohol market have advertised in these media for years, producers of distilled spirits--whose beverages contain an equivalent amount of alcohol per serving--should be able to market their products in the same fashion. This development has generated considerable controversy and threats of regulation by federal, state and local governments. The company has not aired national ads for its distilled spirits products on radio or television, but believes that it has the right to do so, as long as such advertising is properly aimed at adult audiences and otherwise meets the standards of the Code of Good Practice. It is not clear how distilled spirits producers, including the company, will be affected either by the controversy over broadcast advertising or by the potential ability to advertise on the air.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS


                           CONSUMER DURABLES SEGMENT

                       Summary of Operating Performance

                  (Expressed in millions, except percentages)

                           1997      1996       1995
-----------------------------------------------------
Net Sales                  $ 494     $ 513      $542

 % Change                     (4%)      (5%)       5%

Gross Profit               $ 242     $ 258      $277

 % Change                     (6%)      (7%)       4%

Operating Income           $  30     $  27      $ 38

 % Change                     11%      (29%)      41%

Our consumer durables segment includes fine china, crystal, silver, pewter and luggage products marketed under the Lenox, Dansk, Gorham, Kirk Stieff and Hartmann brand names.

                         Fiscal 1997 Compared to 1996

Net sales of consumer durables declined $19 million, or 4%, in fiscal 1997, primarily reflecting a planned contraction at Lenox Collections, as well as a decline in sales of fine china to department stores. Revenues from our Lenox and Dansk retail stores improved solidly, with same store sales up 10% over fiscal 1996.

Gross profit decreased $16 million in fiscal 1997, largely attributable to the contraction of Lenox Collections and lower sales of fine china to department stores.

Operating income increased $3 million, or 11%, primarily as a result of improved profitability of the scaled-down Lenox Collections business. By focusing marketing efforts on the strongest product offerings, we have been able to return the Collections business to a profitable position on a smaller sales base. Segment profits were also enhanced by stronger consumer demand at our retail stores.

                         Fiscal 1996 Compared to 1995

Net sales declined $29 million, or 5%, largely reflecting a sharp decline in consumer response rates at Lenox Collections. Results were also affected to a lesser extent by a difficult retail environment for outlet stores and consolidation within the department store distribution channel.

Operating income decreased $11 million, or 29%, principally from the decline in consumer response rates within the direct mail collectible business.


                        LIQUIDITY AND CAPITAL RESOURCES

Our cash flows from operations continue to provide more than adequate capital to meet operating and capital expenditure requirements, pay dividends, and fund acquisition opportunities. We consider our ability to internally generate cash to be a significant financial strength.

Free cash flow is the cash remaining from operations after satisfying internal and external business reinvestment opportunities. A consolidated statement of cash flows is summarized as follows:


(Expressed in millions)

                           1997      1996       1995
-----------------------------------------------------
Cash flows provided by

(used for):

   Operations              $ 183     $ 171      $197

   Investment activities     (63)      (71)      (43)
                           --------------------------
Free Cash Flow               120       100       154

Cash flows (used for):

   Financing activities:

   Dividends                 (73)      (71)      (67)

   Reduction in debt         (43)      (37)      (56)
                           --------------------------
Increase (decrease in cash)$   4     $  (8)     $ 31
                           ==========================

Cash provided by operations increased $12 million in fiscal 1997, mainly attributable to higher net income for the year. Cash used for investment activities in fiscal 1997 primarily reflect capital expenditures to expand manufacturing and office facilities and enhance the company's information systems.

Cash provided by operations decreased $26 million in fiscal 1996, primarily as a result of lower earnings at Lenox and an increased investment in working capital. Cash used for investment activities rose $28 million in fiscal 1996, primarily due to increasing Brown-Forman's investment in the company that supplies Bolla Italian wines.

We have a $300 million revolving credit agreement that expires in fiscal 2001. At April 30, 1997, we had no outstanding borrowings under this agreement. At April 30, 1997, we had $220 million remaining on our $250 million shelf registration, which was filed with the Securities and Exchange Commission in fiscal 1994.

                            Total Long-Term Debt to
                     Total Long-Term Capital (at April 30)

Fiscal year             1993    1994    1995    1996    1997
Long-Term Capital       $973    $763    $793    $845    $793
Long-Term Debt          $154    $299    $247    $211    $ 63


                             CAPITAL EXPENDITURES

We invested $55 million in property, plant and equipment in fiscal 1997, $59 million in fiscal 1996, and $51 million in fiscal 1995. These expenditures were primarily for the expansion and modernization of company-wide production facilities.

Capital expenditures for fiscal 1998 are expected to approximate the 1997 level. Fiscal 1998 capital expenditure requirements primarily represent the continued expansion and modernization of our production facilities and the enhancement of our information systems, and are expected to be met with internally generated funds.

                                   DIVIDENDS

Quarterly dividends were increased 4% in fiscal 1997 to $.27, based on the expectation of continued strong cash flow. Cash dividends paid as a percentage of net income were 43% in fiscal 1997, compared to 44% and 45% for fiscal 1996 and fiscal 1995, respectively. We have paid regular cash dividends for 52 consecutive years.

                              Cash Dividends Paid
                               Per Common Share


           1993      1994         1995          1996            1997
           $.86      $.93         $.97         $1.02           $1.06

                       DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative financial instruments to reduce our exposure to adverse fluctuations in interest and foreign exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the change in value of the underlying exposures being hedged. We are not a party to leveraged derivatives and do not hold or issue financial instruments for speculative purposes. We previously sold an option to swap interest rates that effectively eliminated the call feature on $100 million of 9.375% notes for the period April 1, 1995 to April 1, 1998. This option was exercised April 1, 1995, effectively converting $100 million of commercial paper from floating interest rate obligations to 9.375% fixed rate obligations for the period April 1, 1995 to April 1, 1998. The option on this swap was sold in order to manage the level of fixed and floating rate debt. The premium received on the sale of this option is being amortized as a reduction of interest expense through April 1, 1998.

                              FOREIGN CURRENCIES

The U.S. dollar is the functional currency for substantially all of our consolidated operations. For these operations, all gains and losses from currency transactions are included in current income. For certain foreign equity investments, the functional currency is the local currency. The cumulative translation effects for the equity investments using functional currencies other than the U.S. dollar are included in the cumulative translation adjustment in stockholders' equity.

Foreign currency forwards and options, which typically expire within one year, are used to hedge payments and receipts of foreign currencies related to the purchase and sale of good overseas. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions. While these hedges are subject to the risk of loss from fluctuations in exchange rates, these losses would be offset by gains on the transactions being hedged. We had foreign exchange contracts on hand at April 30, 1997, 1996 and 1995, primarily hedging German mark, Spanish peseta, British pound and Japanese yen revenues, totaling $40 million, $28 million and $11 million, respectively.

As a result of the growth of our international business in recent years, Brown-Forman's foreign currency receipts exceed the company's foreign currency payments. Accordingly, to the extent this foreign currency exposure is not hedged, the company's results of operations and financial position are negatively impacted by a weakening of foreign currencies against the U.S. dollar and positively impacted by a strengthening of the foreign currencies.

                                 ENVIRONMENTAL

Along with other responsible parties, we face environmental claims resulting from the cleanup of several waste deposit sites. We have accrued our estimated portion of cleanup costs and expect either the other responsible parties or insurance to cover the remaining costs. We believe that any additional costs incurred to satisfy environmental claims will not have a material adverse effect on the company's quarterly or annual results of operations or financial condition.

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

      The consolidated financial statements have been audited by Coopers & Lybrand L.L.P., independent accountants. We have made available to Coopers & Lybrand L.L.P. all the company's financial records and related data, as well as the minutes of stockholders', directors', and other appropriate meetings. Furthermore, we believe that all representations made to Coopers & Lybrand L.L.P. during the audit were valid and appropriate.

      We are responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance at reasonable cost that financial records are reliable for preparing financial statements and that assets are properly accounted for and safeguarded. The company has an internal audit function that is intended to provide a review and monitoring process that allows the company to be reasonably sure that the system of internal control operates effectively. In addition, as part of the audit of the financial statements, Coopers & Lybrand L.L.P. completed a study and evaluation of selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing, and extent of audit tests to be applied. We have considered the internal auditors' and Coopers & Lybrand L.L.P.'s recommendations concerning the system of internal control and have taken actions that we believe are cost-effective in the circumstances to respond appropriately to these recommendations. We believe that as of April 30, 1997, the system of internal control is adequate to accomplish the objectives discussed herein.

      We also recognize our responsibility for fostering a strong ethical climate so that the company's affairs are conducted according to the highest standards of personal and corporate conduct. This responsibility is characterized and reflected in the company's Code of Conduct, which is publicized throughout the company. The Code of Conduct addresses, among other things, the necessity of ensuring open communication within the company; the disclosure of potential conflicts of interests; the compliance with all applicable domestic and foreign laws, including those relating to financial disclosure; and the maintenance of the confidentiality of proprietary information. The company has a systematic program to assess compliance with the Code of Conduct.

      The Board of Directors, through its Audit Committee, composed solely of directors who are not employees of the company, meets with management, the internal auditors and the independent accountants to ensure that each is properly discharging its respective responsibilities. Both the independent accountants and the internal auditors have free access to the Audit Committee, without management present, to discuss the results of their work, including internal accounting controls and the quality of financial reporting.

/s/ Owsley Brown II

Owsley Brown II
Chairman of the Board
and Chief Executive Officer

/s/ Steven B. Ratoff

Steven B. Ratoff
Executive Vice President
and Chief Financial Officer

--------------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS

BROWN-FORMAN CORPORATION
      We have audited the accompanying consolidated balance sheet of Brown-Forman Corporation and Subsidiaries as of April 30, 1997, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown-Forman Corporation and Subsidiaries at April 30, 1997, 1996 and 1995, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

/s/ Coopers & Lybrand L.L.P.

Louisville, Kentucky
May 27, 1997

                           Brown-Forman Corporation

                       CONSOLIDATED STATEMENT OF INCOME

(Expressed in millions, except per share amounts)
-------------------------------------------------------------------------------
Year Ended April 30,                              1997        1996         1995
===============================================================================
Net sales                                        $1,841      $1,807      $1,680
-------------------------------------------------------------------------------
Excise taxes                                        257         263         260
-------------------------------------------------------------------------------
Cost of sales                                       680         664         596
-------------------------------------------------==============================

-------------------------------------------------------------------------------
  Gross profit                                      904         880         824
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Selling, general, and administrative expenses       388         375         355
-------------------------------------------------------------------------------
Advertising expenses                                229         231         201
-------------------------------------------------==============================
  Operating income                                  287         274         268
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Interest income                                       3           3           2
-------------------------------------------------==============================
Interest expense                                     17          20          23
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
  Income before income taxes                        273         257         247
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Taxes on income                                     104          97          98
-------------------------------------------------==============================

-------------------------------------------------------------------------------
  Net income                                     $  169      $  160      $  149
-------------------------------------------------==============================

-------------------------------------------------------------------------------
Earnings per share                               $ 2.45      $ 2.31      $ 2.15
-------------------------------------------------==============================
The accompanying notes are an integral part of the consolidated financial statements.

                           Brown-Forman Corporation

                          CONSOLIDATED BALANCE SHEET


(Expressed in millions, except share and per share amounts)
-------------------------------------------------------------------------------
April 30,                                                1997    1996      1995
===============================================================================
Assets
-------------------------------------------------------------------------------
Cash and cash equivalents                               $   58  $   54   $   62
-------------------------------------------------------------------------------


Accounts receivable, less allowance for doubtful accounts

  of $10 in 1997, $13 in 1996, and $14 in 1995             263     257      234
-------------------------------------------------------------------------------

Inventories:
-------------------------------------------------------------------------------
  Barreled whiskey                                         176     167      163
-------------------------------------------------------------------------------
  Finished goods                                           172     169      123
-------------------------------------------------------------------------------
  Work in process                                           66      59       59
-------------------------------------------------------------------------------
  Raw materials and supplies                                37      38       37
--------------------------------------------------------=======================
    Total inventories                                      451     433      382
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Other current assets                                        30      24       20
--------------------------------------------------------=======================
Total Current Assets                                       802     768      698
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Property, plant, and equipment, net                        292     281      252
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Intangible assets, less accumulated amortization

  of $120 in 1997, $108 in 1996, and $98 in 1995           254     259      263
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Other assets                                                80      73       73
--------------------------------------------------------=======================
Total Assets                                            $1,428  $1,381   $1,286
--------------------------------------------------------=======================

The accompanying notes are an integral part of the consolidated financial statements.


--------------------------------------------------------------------------------------------------------
April 30,                                                                     1997      1996       1995
--------------------------------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------------------------------
Commercial paper                                                             $  155     $  50     $   50
--------------------------------------------------------------------------------------------------------
Accounts payable and accrued expenses                                           209       223        221
--------------------------------------------------------------------------------------------------------
Current portion of long-term debt                                                 7         6          6
--------------------------------------------------------------------------------------------------------
Accrued taxes on income                                                           6         3         --
--------------------------------------------------------------------------------------------------------
Deferred income taxes                                                            22        21          9
--------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                       399       303        286
--------------------------------------------------------------------------------------------------------
Long-term debt                                                                   63       211        247
--------------------------------------------------------------------------------------------------------
Deferred income taxes                                                           136       127        114
--------------------------------------------------------------------------------------------------------
Accrued postretirement benefits                                                  54        52         51
--------------------------------------------------------------------------------------------------------
Other liabilities and deferred income                                            46        54         42
--------------------------------------------------------------------------------------------------------
Total Liabilities                                                               698       747        740
--------------------------------------------------------------------------------------------------------


Stockholders' Equity
--------------------------------------------------------------------------------------------------------
Capital Stock:
--------------------------------------------------------------------------------------------------------
  Preferred $.40 cumulative, $10 par value, redeemable at company's option at $10.25 per share plus unpaid accrued dividends;
      1,177,948 shares authorized and outstanding                                12        12         12
--------------------------------------------------------------------------------------------------------
  Class A common stock, voting, $.15 par value;
      authorized shares, 30,000,000; issued shares, 28,988,091                    4         4          4
--------------------------------------------------------------------------------------------------------
   Class B common stock, nonvoting, $.15 par value;
       authorized shares, 60,000,000; issued shares, 40,008,147                   6         6          6
--------------------------------------------------------------------------------------------------------
Retained earnings                                                               712       616        527
--------------------------------------------------------------------------------------------------------
Cumulative translation adjustment                                                (4)       (4)        (3)
--------------------------------------------------------------------------------------------------------
Common Stockholders' Equity                                                     718       622        534
--------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                                      730       634        546
--------------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                   $1,428    $1,381     $1,286
--------------------------------------------------------------------------------------------------------


                          Brown-Forman Corporation

                    CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in millions; amounts in brackets are reductions of cash)
-------------------------------------------------------------------------------
Year Ended April 30,                                  1997      1996      1995
===============================================================================
Cash flows from operating activities:
-------------------------------------------------------------------------------
  Net income                                          $ 169     $ 160     $ 149
-------------------------------------------------------------------------------
  Adjustments to reconcile net income to net cash
   provided by (used for) operations:
-------------------------------------------------------------------------------
    Depreciation                                         41        37        35
-------------------------------------------------------------------------------
    Amortization                                          9         9         9
-------------------------------------------------------------------------------
    Deferred income taxes                                10        26        19
-------------------------------------------------------------------------------
    Other                                               ---        (1)       (4)
-------------------------------------------------------------------------------
    Change in assets and liabilities, excluding
     the effects of businesses acquired:
-------------------------------------------------------------------------------
      Accounts receivable                                (6)      (18)        6
-------------------------------------------------------------------------------
      Inventories                                       (24)      (40)      (24)
-------------------------------------------------------------------------------
      Other current assets                              ( 1)       (2)        1
-------------------------------------------------------------------------------
      Accounts payable and accrued expenses             (14)       (8)        5
-------------------------------------------------------------------------------
      Accrued taxes on income                             4         3        (4)
-------------------------------------------------------------------------------
      Accrued postretirement benefits                     2         1         4
-------------------------------------------------------------------------------
      Other liabilities and deferred income              (7)        4         1
------------------------------------------------------=========================
    Cash provided by operating activities               183       171       197
------------------------------------------------------=========================

Cash flows from investing activities:
-------------------------------------------------------------------------------
  Additions to property, plant, and equipment           (55)      (59)      (51)
-------------------------------------------------------------------------------
  Disposals of property, plant, and equipment             3         3        10
-------------------------------------------------------------------------------
  Investment in affiliate, net of cash acquired         ---        (8)      ---
-------------------------------------------------------------------------------
  Other                                                 (11)       (7)       (2)
------------------------------------------------------=========================
    Cash (used for) investing activities                (63)      (71)      (43)
------------------------------------------------------=========================

Cash flows from financing activities:
-------------------------------------------------------------------------------
  Net change in commercial paper                        (39)      (60)       50
-------------------------------------------------------------------------------
  Proceeds from long-term debt                            3        30       ---
-------------------------------------------------------------------------------
  Reduction of long-term debt                            (7)       (7)     (106)
-------------------------------------------------------------------------------
  Dividends paid                                        (73)      (71)      (67)
------------------------------------------------------=========================
    Cash (used for) financing activities               (116)     (108)     (123)
------------------------------------------------------=========================
Net increase (decrease) in cash and cash equivalents      4        (8)       31
-------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year             54        62        31
------------------------------------------------------=========================
Cash and cash equivalents, end of year                $  58     $  54     $  62
------------------------------------------------------=========================

The accompanying notes are an integral part of the consolidated financial statements.

                           Brown-Forman Corporation

                CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


For the Years Ended April 30, 1997, 1996 and 1995 (Expressed in millions, except per share amounts)
------------------------------------------------------------------------------------------------------------------------
                                                                           Common Stock
                                                                         -----------------                   Cumulative
                                                          Preferred      Class       Class        Retained   Translation
                                                 Total        Stock          A           B        Earnings   Adjustment
------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 1994                           $464          $12          $4         $6            $446           $(4)
------------------------------------------------------------------------------------------------------------------------
  Net income                                       149                                                 149
------------------------------------------------------------------------------------------------------------------------
  Cash dividends
     Preferred, per share $.40                      (1)                                                 (1)
     Common, per share $.97                        (67)                                                (67)
------------------------------------------------------------------------------------------------------------------------
  Foreign currency translation
     adjustment                                      1                                                                 1
--------------------------------------------------======================================================================
Balance, April 30, 1995                            546           12           4          6             527            (3)
------------------------------------------------------------------------------------------------------------------------
  Net income                                       160                                                 160
------------------------------------------------------------------------------------------------------------------------
  Cash dividends
     Preferred, per share $.40                      (1)                                                 (1)
     Common, per share $1.02                       (70)                                                (70)
------------------------------------------------------------------------------------------------------------------------
  Foreign currency translation
     adjustment                                     (1)                                                               (1)
--------------------------------------------------======================================================================
Balance, April 30, 1996                            634           12           4          6             616            (4)
------------------------------------------------------------------------------------------------------------------------
  Net income                                       169                                                 169
------------------------------------------------------------------------------------------------------------------------
  Cash dividends
    Preferred, per share $.40                       (1)                                                 (1)
    Common, per share $1.06                        (72)                                                (72)
--------------------------------------------------======================================================================
Balance, April 30, 1997                           $730          $12          $4         $6            $712           $(4)
--------------------------------------------------======================================================================
The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share amounts)

1. ACCOUNTING POLICIES
Principles of Consolidation
The consolidated financial statements include the accounts of all majority-owned subsidiaries. Investments in affiliates in which the company has the ability to exercise significant influence, but not control, are accounted for by the equity method. All other investments in affiliates are carried at cost. Intercompany transactions are eliminated.

Cash Equivalents
Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

Inventories
Inventories are stated at the lower of cost or market. Approximately 85% of consolidated inventories are valued using the last-in, first-out (LIFO) method. All remaining inventories are valued using the first-in, first-out or average cost methods.

If the LIFO method had not been used, inventories would have been $98, $85 and $70 higher than reported at April 30, 1997, 1996 and 1995, respectively.

A substantial portion of barreled whiskey will not be sold within one year because of the duration of the aging process. All barreled whiskey is classified as a current asset in accordance with industry practice. Bulk wine inventories are classified as work in process.

Warehousing, insurance, ad valorem taxes, and other carrying charges applicable to barreled whiskey are included in inventory costs.

Revenue Recognition
The company recognizes revenue when goods are shipped.

Long-Lived Assets
Property, plant, and equipment are stated at cost. Provision for depreciation is made on the basis of estimated useful lives of depreciable assets, principally using the straight-line method.

Intangible assets, principally the excess of purchase price over the fair value of identifiable net assets of acquired businesses, are stated at cost less accumulated amortization. These assets are amortized using the straight-line method over their estimated useful lives, not exceeding forty years.

Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was adopted during 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment value, based upon undiscounted future cash flows, and appropriate losses be recognized whenever the carrying amount of an asset may not be recovered. The adoption of SFAS No. 121 did not have a material effect on the consolidated financial statements.

Advertising Costs
Advertising costs are charged to expense as incurred, except for direct-response advertising costs, which are capitalized and amortized over periods not exceeding one year.

Foreign Currency and Hedging Activities
The U.S. dollar is the functional currency for substantially all of the company's consolidated operations. For these operations, all gains and losses from currency transactions are included in income currently. For certain foreign equity investments, the functional currency is the local currency. The cumulative translation effects for the equity investments using functional currencies other than the U.S. dollar are included in the cumulative translation adjustment in stockholders' equity.

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

Stock-Based Compensation
The company applies the intrinsic value based method permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," in accounting for its stock option grants, which generally does not result in the recognition of compensation expense. The company's stock option grants are discussed in Note 12.

Earnings Per Share
Earnings per share are calculated using net income reduced by dividend requirements on preferred stock, divided by the weighted average number of common and common equivalent shares outstanding during the year. The weighted average number of common and common equivalent shares was 69,013,904 during 1997 and 68,996,238 during 1996 and 1995.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Reclassifications
Certain prior year amounts have been reclassified to conform with the current year presentation.

Other

SFAS No. 128, "Earnings per Share," was issued in February 1997, and establishes standards for computing and presenting earnings per share. SFAS No. 128 will be effective for financial statements for periods ending after December 15, 1997 and will require the restatement of prior-period earnings per share data presented in those financial statements. The adoption of SFAS No. 128 is not expected to change the company's previously-reported earnings per share.

Statement of Position (SOP) 97-1, "Environmental Remediation Liabilities," which was issued in October 1996 and will be adopted by the company effective May 1, 1997, provides authoritative guidance for the recognition, measurement and disclosure of environmental remediation liabilities in financial statements.
The adoption of SOP 96-1 is not expected to have a material effect on the consolidated financial statements. See Note 14 for discussion of the company's environmental commitments and contingencies.

2  BALANCE SHEET INFORMATION


April 30,                                             1997      1996     1995
--------------------------------------------------------------------------------
Property, Plant, and equipment
--------------------------------------------------------------------------------
Land                                                  $ 17      $ 17     $ 17
--------------------------------------------------------------------------------
Buildings                                              200       173      164
--------------------------------------------------------------------------------
Equipment                                              421       404      350
--------------------------------------------------------------------------------
                                                       638       594      531
--------------------------------------------------------------------------------
Less accumulated depreciation                          346       313      279
--------------------------------------------------------------------------------
                                                      $292      $281     $252
--------------------------------------------------------------------------------


Accounts payable
and accrued expenses
--------------------------------------------------------------------------------
Accounts payable, trade                               $ 83      $ 74     $ 68
--------------------------------------------------------------------------------
Accrued expenses:
--------------------------------------------------------------------------------
   Compensation and commissions                         42        40       45
--------------------------------------------------------------------------------
   Excise and other non-income taxes                    19        17       21
--------------------------------------------------------------------------------
   Interest                                              5         6        7
--------------------------------------------------------------------------------
   Advertising                                          14        29       31
--------------------------------------------------------------------------------
   Other                                                46        57       49
--------------------------------------------------------------------------------
                                                       126       149      153
--------------------------------------------------------------------------------
                                                      $209      $223     $221
--------------------------------------------------------------------------------

3. CHANGES IN OPERATIONS

In December 1995, Brown-Forman increased its equity investment in the company that supplies Bolla Italian wines. Subsequent to this transaction, Brown-Forman accounts for its investment in the supplier using the consolidated basis of accounting.

4.  CREDIT FACILITIES

The company has a $300 revolving credit agreement with various domestic and international banks that expires in fiscal 2001. The most restrictive of the agreement's covenants requires the company to maintain a minimum level of net worth. At April 30, 1997, the company also had available for issuance $220 of debt securities under a shelf registration filing with the Securities and Exchange Commission.

5.  DEBT

At April 30, the company's long-term debt consisted of the following:


April 30,                                             1997     1996     1995
--------------------------------------------------------------------------------
Commercial paper                                      $ --      $144    $204
--------------------------------------------------------------------------------
6.82% to 7.38% medium-term

   notes, due 2005                                      30        30       --
--------------------------------------------------------------------------------
11.25% notes, due through 1999                          22        28       34
--------------------------------------------------------------------------------
Variable rate industrial revenue

   bonds, due through 2026                              17        14       14
--------------------------------------------------------------------------------
Other                                                    1         1        1
--------------------------------------------------------------------------------
                                                        70       217      253
--------------------------------------------------------------------------------
Less current portion                                     7         6        6
--------------------------------------------------------------------------------
                                                      $ 63      $211     $247
--------------------------------------------------------------------------------

The company has an interest rate agreement to convert $100 of its commercial paper from variable rates to a fixed rate of 9.375%. This contract matures in 1998. See Note 6 for a description of the financial instrument.

At April 30, 1996 and 1995, commercial paper of $144 and $204, respectively, was classified as long-term debt due to the credit available under the long-term credit facilities discussed in Note 4 and the company's intent to refinance those borrowings on a long-term basis. Long-term debt payment requirements for the five fiscal years after April 30, 1997 are as follows: 1998 -- $7; 1999 -- $7; 2000 -- $8; 2001 -- $2; 2002 -- $0. Cash paid for interest was $18 in 1997,
$21 in 1996, and $25 in 1995. Excluding the effect of the interest rate agreement discussed above, the weighted average interest rates on commercial paper were 5.6%, 5.4% and 4.9% at April 30, 1997, 1996 and 1995, respectively. The weighted average interest rates on the variable rate industrial revenue bonds were 4.6%, 4.2% and 4.9% at April 30, 1997, 1996 and 1995, respectively.

6.  FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments for the purpose of reducing its exposure to adverse fluctuations in interest and foreign exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the change in value of the underlying exposures being hedged. The company is not a party to leveraged derivatives and does not hold or issue financial instruments for speculative purposes.

Interest Rate Management

The company sold an option in 1990 to swap interest rates that effectively eliminated the call feature on certain 9.375% notes for the period April 1, 1995 to April 1, 1998. This option was exercised April 1, 1995, effectively converting $100 of commercial paper from floating interest rate obligations to 9.375% fixed rate obligations for the period April 1, 1995 to April 1, 1998. The option on this swap was sold in order to manage the level of fixed and floating rate debt. The premium received on the sale of this option is being amortized as a reduction of interest expense through April 1, 1998.

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

The company uses foreign currency forwards and options, which typically expire within one year, to hedge payments and receipts of foreign currencies related to the purchase and sale of goods overseas. Realized gains and losses on these contracts are recognized in the same period as the hedged transactions. The company had foreign exchange forward contracts on hand at April 30, 1997, 1996 and 1995, primarily hedging German mark, Spanish peseta, British pound and Japanese yen revenues, totaling $40, $28 and $11, respectively.

Carrying Amount and Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, short-term investments, and commercial paper approximates fair value due to the short maturities of these instruments. The value of long-term debt is estimated using discounted cash flows based on the company's incremental borrowing rates for similar types of borrowings. The values of interest rate and foreign currency are based on quoted market prices. A comparison of the carrying amount and fair value of these instruments is as follows:


                                                    1997              1996
--------------------------------------------------------------------------------
                                            Carrying    Fair   Carrying   Fair
                                              Amount   Value     Amount  Value
--------------------------------------------------------------------------------
Assets:
--------------------------------------------------------------------------------
  Cash and
     cash equivalents                           $ 58    $ 58       $ 54   $ 54
--------------------------------------------------------------------------------
  Foreign currency
     instruments                                  --      --         --     --
--------------------------------------------------------------------------------
Liabilities:
--------------------------------------------------------------------------------
  Commercial paper                               155     155         50     50
--------------------------------------------------------------------------------
  Long-term debt                                  70      72        217    217
--------------------------------------------------------------------------------
  Interest rate instrument                        --       3          1      6
--------------------------------------------------------------------------------

7.  COMMITMENTS
Rental payments for real estate, office and data processing equipment, vehicles, and manufacturing equipment under operating leases amounted to approximately $28, $25, and $16 for 1997, 1996 and 1995, respectively. The company has commitments related primarily to minimum lease payments as follows: 1998 --
$23; 1999 -- $19; 2000-- $15; 2001 -- $5; 2002 -- $3; after 2002 -- $4.

8. TAXES ON INCOME

Taxes on income are composed of the following:

--------------------------------------------------------------------------------
                                                     1997       1996       1995
================================================================================
Currently payable:
--------------------------------------------------------------------------------
  Federal                                            $ 76       $ 54      $  62
--------------------------------------------------------------------------------
  Foreign                                               6          5          2
--------------------------------------------------------------------------------
  State and Local                                      12         12         15
-----------------------------------------------------===========================
                                                       94         71         79
-----------------------------------------------------===========================

--------------------------------------------------------------------------------
Deferred:
--------------------------------------------------------------------------------
  Federal                                               7         21         15
--------------------------------------------------------------------------------
  Foreign                                              --         --          1
--------------------------------------------------------------------------------
  State and Local                                       3          5          3
-----------------------------------------------------===========================
                                                       10         26         19
-----------------------------------------------------===========================
                                                     $104       $ 97       $ 98
-----------------------------------------------------===========================

United States and foreign components of income before income taxes are as follows;


-------------------------------------------
                     1997     1996     1995
-------------------------------------------
United States        $237     $229     $227
-------------------------------------------
Foreign                36       28       20
-------------------------------------------
                     $273     $257     $247
----------------------=====================




The following is a reconciliation of the effective tax rates with the United
States' statutory rate:

                       Percent of Income Before Taxes
-------------------------------------------------------
                                1997     1996     1995
-------------------------------------------------------
Statutory rate                  35.0%    35.0%    35.0%
-------------------------------------------------------
State taxes, net of U.S.
  Federal tax benefit            4.0      4.1      4.6
-------------------------------------------------------
Income taxed at other than
  U.S. Federal statutory rate   (1.5)    (2.2)     (.7)
-------------------------------------------------------
Tax benefit of Foreign
  Sales Corporation              (.9)    (1.3)    (1.1)
-------------------------------------------------------
Nondeductible amortization       1.1      1.2      1.2
-------------------------------------------------------
Adjustment of prior years'
  accruals                       (.3)      .3      (.3)
-------------------------------------------------------
Other, net                        .6       .7      1.1
-------------------------------------------------------
                                38.0%    37.8%    39.8%
--------------------------------=======================




Deferred tax assets and liabilities are composed of the following:



April 30,                             1997     1996     1995
------------------------------------------------------------
Deferred tax assets:
------------------------------------------------------------
  Postretirement and other benefits   $ 38     $ 36     $ 32
------------------------------------------------------------
  Accrued liabilities and other         20       15       31
------------------------------------------------------------
  Total deferred tax assets             58       51       63
------------------------------------------------------------
Deferred tax liabilities:
------------------------------------------------------------
  Intercompany transactions            152      141      132
------------------------------------------------------------
  Depreciation                          24       21       20
------------------------------------------------------------
  Undistributed foreign earnings        17       17       17
------------------------------------------------------------
  Pension plans                         20       18       16
------------------------------------------------------------
  Other                                  3        2        1
--------------------------------------======================
  Total deferred tax liabilities       216      199      186
--------------------------------------======================
Net deferred tax liability            $158     $148     $123
--------------------------------------======================



Deferred income taxes were not provided on certain undistributed earnings ($73 at April 30, 1997 and $59 at April 30, 1996 and 1995) of certain foreign subsidiaries because such undistributed earnings are expected to be reinvested indefinitely overseas. If these amounts were not considered permanently reinvested, additional deferred taxes of approximately $24 in 1997 and $20 in 1996 and 1995 would have been provided. The U.S. Congress is currently considering legislation which, if adopted, would prevent the company from deferring tax on certain types of income to future years.

Cash paid for income taxes was $91 in 1997, $65 in 1996 and $86 in 1995.

9. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The company provides certain health care and life insurance benefits for eligible retirees.

The postretirement benefit expense includes the following components:


                                      1997     1996     1995
------------------------------------------------------------
Service cost of benefits earned       $ 1      $ 1      $ 2
------------------------------------------------------------
Interest cost on accumulated post-
  retirement benefit obligation         3        3        3
--------------------------------------======================
Postretirement benefit expense        $ 4      $ 4      $ 5
--------------------------------------======================

The postretirement benefit liability includes the following components:



                                               1997     1996    1995
--------------------------------------------------------------------
Actuarial present value of accumulated postretirement obligation:
--------------------------------------------------------------------
Retirees                                       $22      $21      $21
--------------------------------------------------------------------
Fully eligible active participants               1        1        1
--------------------------------------------------------------------
Other active participants                       17       21       15
-----------------------------------------------=====================
                                                40       43       37
--------------------------------------------------------------------
Unrecognized net gain                           14        9       14
-----------------------------------------------=====================
Accrued postretirement benefit                 $54      $52      $51
-----------------------------------------------=====================
Assumptions:
--------------------------------------------------------------------
Discount Rate                                 7.5%     7.0%     8.5%
--------------------------------------------------------------------
Healthcare cost trend rates:
--------------------------------------------------------------------
  Present rate before age 65                  7.3%     7.7%     8.0%
--------------------------------------------------------------------
  Present rate age 65 and after               6.6%     6.8%     7.0%
--------------------------------------------------------------------
  Ultimate rate in seven years                5.0%     5.0%     5.0%
--------------------------------------------------------------------


A 1% increase in the assumed health care cost trend rate would have increased the accumulated postretirement benefit obligation as of April 30, 1997, by $6 and the postretirement benefit expense by $1.

10. PENSION PLANS

The company has defined benefit pension plans covering certain employees. The benefits for these plans are based primarily on years of service and employees' pay near retirement for salaried employees and stated amounts for each year of service for union and hourly employees. The company also has unfunded plans that provide retirement benefits in excess of qualified plan formulas or regulatory limitations for certain employees. Net pension income includes the following components:


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                          1997           1996           1995
===================================================================================================================================
Benefit cost for service during the year                                                  $ (9)          $ (7)          $ (8)
-----------------------------------------------------------------------------------------------------------------------------------
Interest cost on projected benefit Obligation                                              (16)           (17)           (14)
-----------------------------------------------------------------------------------------------------------------------------------
Actual return (loss) on plan assets                                                         51             79             (5)
-----------------------------------------------------------------------------------------------------------------------------------
Net amortization and deferral                                                              (23)           (54)            27
-----------------------------------------------------------------------------------------------------------------------------------
Net pension income                                                                        $  3            $  1          $ --
-----------------------------------------------------------------------------------------------------------------------------------

The amounts included in the accompanying consolidated balance sheet were based on the funded status of the plans at January 31, 1997 and 1996 and are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                1997                         1996
===================================================================================================================================
                                                                     Plan Assets   Obligations    Plan Assets     Obligations
                                                                        Exceed        Exceed         Exceed         Exceed
                                                                     Obligations   Plans Assets   Obligations     Plans Assets
-----------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
-----------------------------------------------------------------------------------------------------------------------------------
  Vested benefit obligations                                               $ 178          $  21         $ 171            $  23
-----------------------------------------------------------------------------------------------------------------------------------
  Nonvested benefit obligations                                               11              2            11                2
-----------------------------------------------------------------------------------------------------------------------------------
  Accumulated benefit obligations                                            189             23           182               25
-----------------------------------------------------------------------------------------------------------------------------------
  Additional amounts related to assumed pay increases                         32              6            30                3
-----------------------------------------------------------------------------------------------------------------------------------
  Projected benefit obligations                                              221             29           212               28
-----------------------------------------------------------------------------------------------------------------------------------
Plan assets at fair value                                                    339              7           300                5
-----------------------------------------------------------------------------------------------------------------------------------
Plan assets in excess of (less than) benefit obligations                     118            (22)           88              (23)
-----------------------------------------------------------------------------------------------------------------------------------
Unamortized net (assets) obligations at date of adoption                     (21)             2           (25)               3
-----------------------------------------------------------------------------------------------------------------------------------
Unrecognized net (gain) loss resulting from experience
  different from that assumed and changes in actuarial assumptions           (48)            --           (20)               2
-----------------------------------------------------------------------------------------------------------------------------------
Unrecognized prior service cost                                                4              5             3                5
-----------------------------------------------------------------------------------------------------------------------------------
Adjustment required to recognized minimum liability                           --             (3)           --               (7)
-----------------------------------------------------------------------------------------------------------------------------------
Prepaid (accrued) pension cost                                             $  53          $ (18)        $  46            $ (20)
-----------------------------------------------------------------------------------------------------------------------------------

The projected benefit obligation was determined using a weighted average discount rate of 7.5% for 1997, 7% for 1996, and 8.5% for 1995. The weighted average rate of future compensation increases was 4.5% for 1997, 4% for 1996, and 5.5% for 1995. The expected rate of return on plan assets was 10% for 1997 and 9.5% for 1996 and 1995. The plans' assets consist primarily of stocks and bonds. The company's policy for funded plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act.

11. BUSINESS SEGMENT INFORMATION

The company's operations have been classified into two business segments: wines and spirits, and consumer durables. The wines and spirits segment includes the production, importing and marketing of wines and distilled spirits. The consumer durables segment includes the manufacture and sale of china, crystal, ceramic and crystal collectibles, silver, pewter, luggage and leather accessories.

Summarized financial information by business segment for 1997, 1996 and 1995 is as follows:


                                 1997       1996       1995
------------------------------------------------------------
Net sales:
------------------------------------------------------------
   Wines and Spirits            $1,347     $1,294     $1,138
------------------------------------------------------------
   Consumer Durables               494        513        542
--------------------------------============================
                                $1,841     $1,807     $1,680
--------------------------------============================
Operating income:
------------------------------------------------------------
   Wines and Spirits            $  273     $  262     $  244
------------------------------------------------------------
   Consumer Durables                30         27         38
------------------------------------------------------------
   Corporate                       (16)       (15)       (14)
--------------------------------============================
                                $  287     $  274     $  268
--------------------------------============================
Total assets:
------------------------------------------------------------
   Wines and Spirits            $  885     $  835     $  716
------------------------------------------------------------
   Consumer Durables               470        480        480
------------------------------------------------------------
   Corporate                        73         66         90
--------------------------------============================
                                $1,428     $1,381     $1,286
--------------------------------============================
Depreciation and amortization:
------------------------------------------------------------
   Wines and Spirits            $   28     $   24     $   23
------------------------------------------------------------
   Consumer Durables                21         21         20
------------------------------------------------------------
   Corporate                         1          1          1
--------------------------------============================
                                $   50     $   46     $   44
--------------------------------============================
Capital expenditures:
------------------------------------------------------------
   Wines and Spirits            $   40     $   43     $   38
------------------------------------------------------------
   Consumer Durables                14         16         13
------------------------------------------------------------
   Corporate                         1         --         --
--------------------------------============================
                                $   55     $   59     $   51
--------------------------------============================

There were no significant intersegment sales or transfers during 1997, 1996 or 1995. Operating income by business segment excludes interest income, interest expense, and unallocated corporate expenses. Corporate assets consist principally of cash and cash equivalents, certain corporate receivables, and other assets.

Sales outside the United States, consist principally of exports of wines and spirits, amounted to approximately $330, $282 and $221 in 1997, 1996 and 1995, respectively.

12. STOCK OPTIONS

On July 25, 1996, pursuant the Brown-Forman Corporation Omnibus Compensation Plan (the Plan), the company granted approximately 157,000 stock options for an equal number of shares of Class B common stock to certain officers and key employees of the company and its subsidiaries. Each option had an exercise price of $36.125, the fair market value of a share of Class B common stock at the date of grant. Approximately 5,000 of the options were forfeited during 1997. The approximately 152,000 options outstanding at April 30, 1997 become exercisable on May 1, 1999, and expire on April 30, 2006. A total of 1,500,000 shares of common stock have been reserved for issuance under the Plan.

The company applies the intrinsic value based method permitted by SFAS No. 123 in accounting for the stock options. Accordingly, no compensation expense has been recognized. Had compensation cost been determined based on the fair value at the grant dates, the effect on the company's 1997 net earnings would not have been material.

13 CONTINGENCIES

In the normal course of business, various suits and claims are brought against the company, some of which seek significant damages. Many of these suits and claims take years to adjudicate, and it is difficult to predict their outcome. In the opinion of management, based on advice from legal counsel, none of these suits or claims will have a material adverse effect on the company's consolidated financial position or results of operations.

14 ENVIRONMENTAL

The company, along with other responsible parties, faces environmental claims resulting from the cleanup of several waste deposit sites. The company has accrued its estimated portion of cleanup costs and expects other responsible parties and insurance to cover the remaining costs. The company believes that any additional costs incurred will not have a material adverse effect on the company's quarterly or annual results of operations or financial position.