Form 10-K405, Exhibit 13
period 1998-04-30
BROWN FORMAN CORP
filed 1998-07-17
CIK 14693

HIGHLIGHTS

(Expressed in millions, except per share amounts and ratios)
--------------------------------------------------------------------------------
Year Ended April 30,                              1997        1998     % Change
--------------------------------------------------------------------------------

Net Sales                                        $1,841      $1,924        5%
Gross Profit                                     $  904      $  979        8%
Operating Income                                 $  287      $  307        7%
Net Income                                       $  169      $  185        9%
Earnings Per Share - Basic and Diluted           $ 2.45      $ 2.67        9%
Cash Dividends Paid Per Common Share             $ 1.06      $ 1.10        4%
Shareholder Value Added                          $   84      $   94       12%
Return on Average Invested Capital                 19.4%       20.4%
Return on Average Common Stockholders' Equity      25.2%       24.3%



                         QUARTERLY FINANCIAL INFORMATION
(Expressed in millions, except per share amounts)

------------------------------------------------------------------------------------------------------------------------------------
                                                       Earnings
                                                      Per Share-  Cash Dividends             Market Price (High-Low)
                     Net        Gross        Net      Basic and      Paid Per                   Per Common Share
                    Sales       Profit      Income     Diluted     Common Share         Class A                   Class B
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 1998        $1,924       $ 979       $ 185       $2.67         $ 1.10       $55 1/4 - $44 1/2        $59      - $45
Quarters
   First              428         218          34        0.50           0.27        52 3/4 -  47             54 1/8  -  47
   Second             554         278          61        0.88           0.27        51     -  44 1/2         53 3/16 -  45
   Third              481         251          46        0.66           0.28        53     -  47 1/4         55 3/4  -  48 3/4
   Fourth             461         232          44        0.63           0.28        55 1/4 -  49 3/8         59      -  52 1/16

Fiscal 1997        $1,841       $ 904       $ 169       $2.45         $ 1.06       $50 7/8 - $34 3/4        $51 7/8  - $35 1/4
Quarters
   First              424         212          32        0.47           0.26        42 5/8 -  34 3/4         42 1/4  -  35 1/4
   Second             526         255          55        0.80           0.26        43 1/2 -  36 1/8         43 7/8  -  35 3/4
   Third              458         219          42        0.60           0.27        47 1/4 -  42 1/4         47 7/8  -  42 1/8
   Fourth             433         218          40        0.58           0.27        50 7/8 -  42 3/8         51 7/8  -  42


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

                                       26
                           Consolidated Balance Sheet

                                       28
                      Consolidated Statement of Cash Flows

                                       29
                 Consolidated Statement of Stockholders' Equity

                                       30
                   Notes to Consolidated Financial Statements

                                       37
                              Report of Management

                                       37
                        Report of Independent Accountants

                             SELECTED FINANCIAL DATA

Year Ended April 30,
(Expressed in millions, except per share amounts and ratios)

Operations                        1989     1990     1991     1992     1993     1994     1995     1996     1997     1998
----------                       ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Net Sales                        $1,262    1,279    1,366    1,496    1,658    1,628    1,680    1,807    1,841    1,924

Gross Profit                     $  546      584      645      719      791      790      824      880      904      979

Operating Income                 $  208      225      223      234      255      240      268      274      287      307

Net Income                       $  144       93      145      146      156      129      149      160      169      185

Weighted Average Shares used to
calculate Earnings Per Share
- Basic                            83.9     83.9     83.3     82.7     82.7     78.7     69.0     69.0     69.0     68.9
- Diluted                          83.9     83.9     83.3     82.7     82.7     78.7     69.0     69.0     69.0     69.0

Earnings Per Share
 - Basic and Diluted             $ 1.72     1.10     1.74     1.76     1.88     1.63     2.15     2.31     2.45     2.67

Cash Dividends Paid
Per Common Share                 $ 0.51     0.63     0.72     0.78     0.86     0.93     0.97     1.02     1.06     1.10


Invested Capital
----------------
Average Invested Capital         $  671      704      743      823      925      900      835      875      929      948

Average Common
Stockholders' Equity             $  493      564      616      686      765      629      493      578      671      756

Total Assets                     $1,003    1,021    1,083    1,194    1,311    1,234    1,286    1,381    1,428    1,494

Long-Term Debt                   $  115      114      112      114      154      299      247      211       63       50


Other Key Measures
------------------
Gross Margin                       43.3%    45.7%    47.2%    48.1%    47.7%    48.5%    49.1%    48.7%    49.1%    50.9%

Operating Margin                   16.5%    17.6%    16.4%    15.6%    15.4%    14.8%    15.9%    15.2%    15.6%    15.9%

Effective Tax Rate                 36.0%    48.7%    33.8%    34.6%    35.6%    37.4%    39.8%    37.8%    38.0%    37.6%

Return on Average
Invested Capital                   23.8%    14.6%    20.5%    18.8%    18.0%    15.4%    19.5%    19.7%    19.4%    20.4%

Return on Average Common
Stockholders' Equity               29.2%    16.3%    23.5%    21.3%    20.4%    20.4%    30.1%    27.5%    25.2%    24.3%

Total Long-Term Debt to
Total Long-Term Capital            17.2%    16.1%    14.5%    13.4%    15.9%    39.2%    31.1%    25.0%     8.0%     5.7%

Total Cash Dividends
Paid to Net Income                 29.8%    57.4%    41.7%    44.4%    45.8%    57.5%    45.3%    44.2%    43.3%    41.2%

Cash Flows from Operations       $  138      125      134      156      193      221      197      167      176      220

EBITDA                           $  239      259      256      271      299      286      311      320      337      358


Notes:
1. Includes the operations of Fetzer Vineyards and Dansk International Designs Ltd., since their acquisitions on August 31, 1992, and July 2, 1991, respectively.
2. Fiscal 1994 net income and earnings per share were reduced by $32 million and $0.41, respectively, from the cumulative effect of accounting changes. Fiscal 1990 net income and earnings per share were increased by $12 million and $0.14, respectively, from the cumulative effect of accounting changes.
3. On October 15, 1993, the company sold Brown-Forman Enterprises, its credit card processing operations, resulting in an after-tax gain of $18 million.
4. On January 31, 1989, the company sold the U.S. marketing rights for Martell Cognacs resulting in an after-tax gain of $22 million.
5. Fiscal 1990 net income was reduced $60 million to reflect the write-down of intangible assets of California Cooler.
6. Weighted average shares, earnings per share and cash dividends paid per common share have been adjusted for a 3-for-1 common stock split in fiscal 1994.
7. Return on Average Invested Capital is defined as the sum of net income (excluding extraordinary items) and after-tax interest expense, divided by average invested capital. Average invested capital is the sum of all interest-bearing debt and preferred and common equity.
8. Return on Average Common Stockholders' Equity is defined as the sum of income applicable to common stock divided by average common stockholders' equity.
9. Total Long-Term Debt to Total Long-Term Capital is defined as long-term debt divided by the sum of long-term debt and preferred and common equity.
10. EBITDA is defined as earnings before interest, taxes, depreciation and amortization, and as such represents a measure of the company's liquidity. It should be considered in addition to, but not as a substitute for, other measures of financial performance in accordance with generally accepted accounting principles.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

In the discussion below, and in the Chairman's letter, we discuss Brown-Forman's consolidated financial condition and results of operations for the fiscal years ended April 30, 1996, 1997 and 1998. We also discuss factors that may affect the company's future financial condition. Please read this section along with Brown-Forman's consolidated financial statements for the year ended April 30, 1998, and the related notes.

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

                         CONSOLIDATED SALES AND EARNINGS

                          Fiscal 1998 Compared to 1997

Net sales reached record levels in fiscal 1998, growing $83 million, or 5%. Sales of wines and spirits increased 3%, as solid growth of Jack Daniel's and wines was tempered by a decline in sales of frozen cocktails. Revenues from the consumer durables segment improved 9%, reflecting strong growth by the Lenox Collections direct marketing division as well as higher sales of fine china dinnerware and luggage products.

                                   Net Sales

Dollars in Millions
                              1996          1997          1998
                             ------        ------        ------
Wine and Spirits             $1,294        $1,347        $1,385
Consumer Durables               513           494           539
                             ------        ------        ------
Total                        $1,807        $1,841        $1,924
                             ======        ======        ======
Total change                     +8%           +2%           +5%


International sales of $347 million were up 5% in fiscal 1998, despite a significant strengthening of the U.S dollar. Growth outside the U.S. reflects our successful efforts to expand the international distribution of Brown-Forman's leading brands. Sales outside the United States represented 18%, 21% and 21% of our revenues (excluding excise taxes) during fiscal 1996, 1997 and 1998, respectively.

Gross profit performance is a key measure by which we gauge the quality of volume growth. Fiscal 1998 gross profit improved 8%, significantly exceeding the rate of sales growth. By focusing our marketing efforts on high-margin products and realizing manufacturing efficiencies, we have steadily improved the company's gross margin from less than 40% in fiscal 1988 to nearly 51% in fiscal 1998.

                                  Gross Profit

Dollars in Millions
                              1996          1997          1998
                              ----          ----          ----
Wine and Spirits              $622          $662          $713
Consumer Durables              258           242           266
                              ----          ----          ----
Total                         $880          $904          $979
                              ====          ====          ====
Total change                    +7%           +3%           +8%


Operating income for fiscal 1998 improved $20 million, or 7%. Profits from wine and spirits grew $16 million, reflecting higher volumes, price increases and manufacturing efficiencies, allowing the company to increase its investment in brand building and international expansion initiatives. The consumer durables segment achieved a $5 million increase in operating income, reflecting profitable growth of Lenox Collections and fine china dinnerware.

                                Operating Income

Dollars in Millions
                              1996          1997          1998
                              ----          ----          ----
Wine and Spirits              $262          $273          $289
Consumer Durables               27            30            35
Corporate                      (15)          (16)          (17)
                              ----          ----          ----
Total                         $274          $287          $307
                              ====          ====          ====
Total change                    +2%           +5%           +7%

Earnings per share reached a record $2.67, up 9% over fiscal 1997. Earnings growth resulted from improved operating income, lower interest expense and a slightly more favorable effective tax rate.

                              1996          1997          1998
                              ----          ----          ----
Earnings Per Share           $2.31         $2.45         $2.67
Change                          +7%           +6%           +9%


                          Fiscal 1997 Compared to 1996

Net sales grew $34 million, or 2%, in fiscal 1997. Sales of wine and spirits increased 4% resulting from worldwide growth of Jack Daniel's and premium wine brands, partially offset by sharply lower sales of frozen cocktail products. Sales from the consumer durables segment declined 4%, primarily reflecting a planned contraction of Lenox Collections.

Operating income improved $13 million, or 5%, during fiscal 1997. A 4% increase in operating income for the wine and spirits segment resulted from strong worldwide growth of Jack Daniel's and our premium wine brands, partially offset by sharply lower sales of frozen cocktail products and by investments associated with our international expansion initiative. Operating income for the consumer durables segment increased 11% in fiscal 1997, largely reflecting a rebound in profits at Lenox Collections.

Earnings per share grew 6% over fiscal 1996 to $2.45 per share, reflecting higher operating income and lower interest expense.


                             SHAREHOLDER VALUE ADDED

Brown-Forman's foremost goal is to increase the value of our shareholders' investment. To assist us in achieving this objective, we gauge performance and compensate our management based on a measure we call Shareholder Value Added
(SVA). SVA represents the company's after-tax operating income less our cost of capital, which recognizes not only the profits generated by the company but also the investment required to produce those profits.

Dollars in Millions
                              1996          1997          1998
                              ----          ----          ----
Shareholder Value Added       $80           $84           $94
Change                         +7%           +4%          +12%


During the three years ended April 30, 1998, SVA increased at an annual compound rate of 8%. Strong 12% growth in fiscal 1998 SVA reflects the leverage gained from expanding operating earnings at a faster rate than invested capital.

Return on average invested capital increased from 19.4% to 20.4%, reflecting continued growth in profits and careful management of invested capital.

                                                  1996     1997     1998
                                                  ----     ----     ----
Return on Average Invested Capital                19.7%    19.4%    20.4%

Return on average common stockholders' equity has declined over the past three years, reflecting our use of free cash flow to reduce debt as a percentage of the company's total capital structure.

                                                  1996     1997     1998
                                                  ----     ----     ----
Return on Average Common Stockholders' Equity     27.5%    25.2%    24.3%



                                 COMPANY OUTLOOK

We believe the outlook for Brown-Forman's growth is very positive. Market conditions for premium wine and spirits brands remain promising and, in order to capitalize on these opportunities, we plan to further increase the marketing investments behind our beverage brands. We will continue to penetrate new markets by expanding our global sales, marketing and distribution resources, as well as develop new products within promising market segments.

The outlook is also positive for our consumer durables business. Lenox dominates the U.S. market for fine china dinnerware, and is creating value for shareholders by capitalizing on its powerful brand name. Continued focus will be placed on developing categories which offer significant growth opportunities, including products designed for casual dining and gift giving.


                            WINE AND SPIRITS SEGMENT

                        Summary of Operating Performance
                   (Expressed in millions, except percentages)
                                  1996        1997        1998
                                 ------      ------      ------
Net Sales                        $1,294      $1,347      $1,385
   % Change                          14%          4%          3%
Gross Profit                     $  622      $  662      $  713
   % Change                          14%          6%          8%
Advertising Expenses             $  160      $  174      $  197
   % Change                          24%          9%         13%
SG&A Expenses                    $  200      $  215      $  227
   % Change                          15%          8%          5%
Operating Income                 $  262      $  273      $  289
   % Change                           8%          4%          6%
Net Income                       $  167      $  173      $  183
   % Change                           8%          3%          6%
EBITDA                           $  286      $  301      $  318
   % Change                           7%          5%          5%
Gross Margin                       48.1%       49.2%       51.5%
Operating Margin                   20.2%       20.3%       20.8%



                          Fiscal 1998 Compared to 1997

Net sales grew $38 million, or 3%, driven by record sales for the Jack Daniel's family of brands and Fetzer. Fiscal 1998 results also include the first full year of sales for Finlandia and Michel Picard, brands added to our U.S. portfolio in fiscal 1997. Partially offsetting these gains were a continued decline in frozen cocktail sales and lower volumes for Canadian Mist.

A key growth initiative for Brown-Forman has been to accelerate expansion into international markets. Although tempered by the stronger dollar, beverage sales outside the U.S. grew 5% in fiscal 1998. International sales in both fiscal 1997 and 1998 represented 28% of total wine and spirits sales excluding excise taxes.

                     Wine and Spirits Geographic Sales Mix
                            (excluding excise taxes)

Dollars in Millions
                              1996          1997          1998
                             ------        ------        ------
U.S.                         $  749        $  760        $  784
International                   282           330           347
                             ------        ------        ------
Total                        $1,031        $1,090        $1,131
                             ======        ======        ======

Gross profit expanded at a much stronger pace than sales, growing 8% in fiscal 1998. Price increases, favorable product mix and manufacturing efficiencies combined to improve the gross margin for our wine and spirits segment from 49.2% to 51.5%.

Advertising expenses grew 13%, reflecting a substantial increase in consumer spending to support established brands such as Jack Daniel's and Fetzer, as well as new brands like Finlandia. Selling, general and administrative expenses increased 5%, primarily reflecting further investment in the sales infrastructure for international markets.

Operating income increased 6%, as the operating margin for wine and spirits improved from 20.3% to 20.8%. Net income also increased 6%, reflecting operating growth as well as a reduction in the segment's effective tax rate from 36.8% to 36.5%.

                          Fiscal 1997 Compared to 1996

Net sales grew $53 million, or 4%, primarily reflecting a strong performance by Jack Daniel's. Also contributing to segment sales growth was a significant increase in revenues from the Fetzer, Bolla and Korbel wine brands, largely as a result of price increases during the year. These positive results were partially offset by significantly lower sales of Tropical Freezes, a line of frozen cocktails introduced in fiscal 1996.

Gross profit margin increased from 48.1% to 49.2%, reflecting price increases, a favorable product mix and lower costs.

Advertising expenses grew 9% as the company increased spending in support of its major brands, principally Jack Daniel's and Southern Comfort. Selling, general and administrative expenses rose 8%, primarily reflecting investments associated with the company's strategy to expand our brands into new international markets.

Operating income increased 4%, largely as a result of higher profits from Jack Daniel's and our premium wine brands. These gains were partially offset by lower sales of frozen cocktails and by investments in international markets. Net income grew 3%, reflecting operating growth, partially offset by an increase in the segment's effective tax rate from 36.3% to 36.8%.


              Business and Social Environment for Spirits and Wines

The business environment for spirits and wines is strongly influenced by societal attitudes toward drinking and governmental policy reflecting those attitudes. While in most societies the majority of people either consume beverage alcohol or are neutral regarding its use, a minority oppose drinking. Opponents of beverage alcohol typically seek to reduce the number of outlets for sale, to increase the shelf price through higher taxes and to impose restrictions on advertising.

Brown-Forman strongly opposes abusive drinking and contributes significant amounts of money to programs aimed at understanding and curbing alcohol abuse. We also support and abide by voluntary industry marketing and advertising guidelines. Brown-Forman and other beverage alcohol producers are in the forefront of encouraging responsible consumption of their products and in warning against alcohol abuse. The sale of spirits and wines takes place against the backdrop of this debate about the proper role of beverage alcohol in society.

Distillers and vintners, such as Brown-Forman, seek to compete vigorously in the marketplace and to protect the rights of adult consumers to purchase their products. In the U.S. and in international markets, Brown-Forman participates in trade association activity with other distillers and vintners to work for a more favorable political and social environment for the sale of our products. In the U.S., Brown-Forman is a member of the Distilled Spirits Council of the United States and The Wine Institute, organizations which oppose punitive legislation and seek to obtain fair treatment for the company and its consumers. Similarly, Brown-Forman works to secure favorable legislative and regulatory treatment in foreign markets, including open access to foreign markets for U.S.-made spirits and wines.

Beverage alcohol sales are particularly sensitive to higher tax rates. In Brown-Forman's largest market, the U.S., no federal legislation is currently pending to increase federal excise taxes, but a future tax increase cannot be ruled out. Similarly, there are periodic efforts to increase beverage alcohol taxes at a state level. While there has been discussion (and legislation introduced) to ban television advertising of spirits in the U.S., nothing has come of it. However, most TV networks and local affiliated stations currently decline to accept distilled spirits advertising.

Outside the U.S., the beverage alcohol market is also affected by tax rates and advertising restrictions, but the impact of those policies in any one market is not significant to the company's overall business.

The creation of the European Union and the consequent elimination of trading barriers and adoption of a single currency affect Brown-Forman's business in Europe. These changes may transform the spirits and wines distribution system in Europe, which is built on a country basis, by encouraging cross-border sales. Brown-Forman is not a significant owner of European distribution companies, but we may find pressure on the retail sales price of our products because of increased cross-border competition.

In the publicity surrounding the class action tort litigation against the tobacco companies in the U.S. and the U.K. (and accompanying U.S. legislation to implement a proposed tobacco settlement), some commentators have suggested that other industries, such as alcohol, fast foods and automobiles may be next. To our knowledge, no such litigation is pending against Brown-Forman or any other alcohol producer. Our view is that there are very significant differences between tobacco and beverage alcohol that make such litigation, if filed, unlikely to be successful. Beverage alcohol, when used as intended, is not harmful to otherwise healthy consumers. Indeed, scientists and health care experts report that beverage alcohol may have positive cardiovascular health benefits when consumed by otherwise healthy adults. Although Brown-Forman does not recommend that consumers drink beverage alcohol for health reasons, the potential health benefits of responsible beverage alcohol consumption are an important distinction between alcohol and tobacco. The drinking of beverage alcohol for social, ceremonial and religious purposes is deeply interwoven, since Biblical times, into the traditions of many societies. The dangers of alcohol abuse are commonly known and have never been concealed by alcohol producers. Beverage alcohol producers have been in the forefront of encouraging responsible consumption of their products and in warning against alcohol abuse. Lastly, the content, manufacture, marketing and sale of beverage alcohol are subject to stringent regulation by the state and federal governments, including the placement of health warning labels on the container.

The recent merger of Grand Metropolitan and Guinness created United Distillers & Vintners, by far the largest global spirits company. There is speculation about further consolidation of the major spirits companies. Although there is fierce competition among the different major spirits producers, these companies also act as distributors for each other's products in different markets. For instance, United Distillers & Vintners distributes Jack Daniel's and Southern Comfort in the U.K. and Bacardi distributes our spirits products in most of continental Europe. Although the consolidation of spirits producers could theoretically hinder the distribution and marketing of our spirits products, to date that has not happened and it seems unlikely to do so. As Brown-Forman generally does not own major distribution companies, our products are sought after for distribution by other major companies and we expect that to continue.


                            CONSUMER DURABLES SEGMENT

                        Summary of Operating Performance
                   (Expressed in millions, except percentages)
                                  1996       1997        1998
                                 ------     ------      ------
Net Sales                        $ 513      $ 494       $ 539
   % Change                         (5%)       (4%)         9%
Gross Profit                     $ 258      $ 242       $ 266
   % Change                         (7%)       (6%)        10%
Advertising Expenses             $  71      $  55       $  63
   % Change                         (2%)      (22%)        14%
SG&A Expenses                    $ 160      $ 157       $ 168
   % Change                         (4%)       (2%)         7%
Operating Income                 $  27      $  30       $  35
   % Change                        (29%)       11%         17%
Net Income                       $  14      $  16       $  19
   % Change                        (29%)       16%         23%
EBITDA                           $  48      $  51       $  56
   % Change                        (17%)        6%         11%
Gross Margin                      50.3%      48.9%       49.4%
Operating Margin                   5.3%       6.1%        6.6%



Our consumer durables segment includes fine china, crystal, silver, pewter and luggage products marketed under the Lenox, Dansk, Gorham, Kirk Stieff and Hartmann brand names.

                          Fiscal 1998 Compared to 1997

Net sales grew $45 million, or 9%, led by strong volume gains in the direct mail and catalog business of Lenox Collections. Sales of fine china to department stores increased modestly during the year, as did sales of tableware and giftware from the company's retail division. Sales of Hartmann Luggage grew at a double-digit rate for the year, attributable to product line innovations and aggressive marketing efforts.

Gross profit increased $24 million and improved as a percentage of net sales from 48.9% to 49.4%, reflecting a greater mix of sales from Lenox Collections products which carry higher margins.

Advertising expenses grew 14% due primarily to increased spending by Lenox Collections. Selling, general and administrative expenses rose 7%, reflecting a slower rate of growth than sales and gross profit.

Operating income improved 17%, driven largely by profit gains for Lenox Collections and the company's retail stores. Net income grew 23%, reflecting operating growth as well as a reduction in the segment's effective tax rate from 47.5% to 45.0%.

                          Fiscal 1997 Compared to 1996

Net sales declined $19 million, or 4%, in fiscal 1997, primarily reflecting a planned contraction at Lenox Collections, as well as a decline in sales of fine china to department stores. Revenues from our Lenox and Dansk retail stores improved solidly, with same store sales up 10% over fiscal 1996.

Gross profit decreased $16 million in fiscal 1997, largely attributable to the contraction of Lenox Collections and lower sales of fine china to department stores.

Advertising expenses declined 22% due primarily to the contraction of Lenox Collections. Selling, general and administrative expenses did not change significantly from fiscal 1996.

Operating income increased $3 million, or 11%, primarily as a result of improved profitability of the scaled-down Lenox Collections business. Segment profits were also enhanced by stronger consumer demand at our retail stores. Net income grew 16%, reflecting the net impact of the factors discussed above as well as a reduction in the segment's effective tax rate from 49.6% to 47.5%.


                         LIQUIDITY AND CAPITAL RESOURCES

Our cash flows from operations continue to provide more than adequate capital to meet operating and capital expenditure requirements and pay dividends. We consider our ability to internally generate cash to be a significant financial strength.

Free cash flow is the cash remaining from operations after satisfying business reinvestment opportunities. A consolidated statement of cash flows is summarized as follows:


(Expressed in millions)
                                           1996       1997        1998
                                          ------     ------      ------
EBITDA                                    $ 320      $ 337       $ 358
Interest expense, net                       (17)       (14)        (11)
Taxes on income                             (97)      (104)       (111)
Other                                       (39)       (43)        (16)
                                          ------     ------      ------
   Cash from operating activities           167        176         220
   Cash used for investing activities       (67)       (56)        (46)
                                          ------     ------      ------
   Free cash flow                           100        120         174
Dividends                                   (71)       (73)        (76)
Reduction of debt                           (37)       (43)        (61)
Acquisition of treasury stock                --         --         (17)
                                          ------     ------      ------
   Cash used for financing activities      (108)      (116)       (154)
                                          ------     ------      ------
      Increase (decrease) in cash         $  (8)     $   4       $  20
                                          ======     ======      ======


Cash provided by operations increased $44 million in fiscal 1998, primarily reflecting higher net income and an increase in accounts payable and accrued expenses. Cash used for investing activities declined $10 million in fiscal 1998, reflecting lower outlays for capital expenditures as well as proceeds received from the sale of manufacturing assets.

During fiscal 1998, Brown-Forman repurchased 310,000 shares of its Class B common stock on the open market at a cost of $17 million to fund the company's stock option plans. The company intends to continue to acquire its common shares in the open market for this purpose.

Cash provided by operations increased $9 million in fiscal 1997, mainly attributable to higher net income for the year. Cash used for investing activities in fiscal 1997 primarily reflected capital expenditures to expand manufacturing and office facilities and enhance the company's information systems.

We have a $300 million revolving credit agreement that expires in fiscal 2003. At April 30, 1998, we had no outstanding borrowings under this agreement. At April 30, 1998, we had $220 million of unused debt capacity on our $250 million shelf registration, which was filed with the Securities and Exchange Commission in fiscal 1994.


                              CAPITAL EXPENDITURES

We invested $59 million in property, plant and equipment in fiscal 1996, $55 million in fiscal 1997, and $44 million in fiscal 1998. These expenditures primarily reflect the expansion and modernization of company-wide production facilities.

                              Capital Expenditures
Dollars in Millions
                              1996          1997          1998
                              ----          ----          ----
Wine and Spirits              $43           $40           $31
Consumer Durables              16            14            13
Corporate                      --             1            --
                              ----          ----          ----
Total                         $59           $55           $44
                              ====          ====          ====

Capital expenditures for fiscal 1999 are expected to approximate $55 million, primarily for expanding and enhancing our production facilities. Fiscal 1999 capital expenditure requirements are expected to be met with internally generated funds.

We have conducted a comprehensive review of our information systems to identify those systems which may be affected by the "Year 2000" issue and we have developed an implementation plan to resolve the issue. In preparing our systems for the year 2000, we expect to incur internal staff costs as well as external consulting and other costs over the next two fiscal years. The cost of new systems software will be capitalized. Other costs of the project will be expensed as incurred.

Because we have replaced or updated many of our information systems in recent years, the costs to be incurred in addressing the Year 2000 issue are not expected to be significant and, thus, are not expected to have a material impact on our financial condition, results of operations or cash flows. This expectation assumes that our existing forecast of costs to be incurred contemplates all significant actions required and that we will not be obligated to incur significant Year 2000 related costs on behalf of our customers or suppliers.

                                    DIVIDENDS

Quarterly dividends were increased 4% in fiscal 1998 to $0.28, which results in an indicated annual dividend of $1.12 per common share. The increase was based on the expectation of continued strong cash flow. Cash dividends paid as a percentage of net income were 41% in fiscal 1998, compared to 44% and 43% for fiscal 1996 and fiscal 1997, respectively.


                                                  1996     1997     1998
                                                 -----    -----    -----
Cash Dividends Paid Per Common Share             $1.02    $1.06    $1.10



                        DERIVATIVE FINANCIAL INSTRUMENTS

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

We use foreign currency forward contracts and purchased options, with durations of generally less than one year, as protection against the risk that the eventual U.S. dollar cash flows resulting from the sale and purchase of goods in foreign currencies will be adversely affected by changes in exchange rates. While these hedging instruments are subject to fluctuations in value from movement in the foreign currency exchange rates, such fluctuations are offset by the change in value of the underlying exposures being hedged. We are not a party to leveraged derivatives and do not hold or issue financial instruments for trading purposes.

We had outstanding foreign currency forward and purchased option contracts, hedging primarily German mark, Spanish peseta, British pound and Japanese yen revenues, with notional amounts totaling $28 million, $40 million and $84 million at April 30, 1996, 1997 and 1998, respectively. The company's credit exposure is limited to the fair value of the contracts (which did not exceed $1 million at April 30, 1996, 1997 and 1998) rather than the notional amounts. The company does not obtain collateral or other security to support the contracts. However, the contracts are entered into with major financial institutions, thereby decreasing the risk of credit loss.

                                  MARKET RISKS

The company holds debt obligations, foreign currency forward and option contracts, and commodity future contracts which are exposed to risk from changes in interest rates, foreign currency exchange rates and commodity prices, respectively. We have established policies, procedures and internal processes governing the management of these market risks. As of April 30, 1998, the exposure to these market risks is not considered material.

                                  ENVIRONMENTAL

Along with other responsible parties, we face environmental claims resulting from the cleanup of several waste deposit sites. We have accrued our estimated portion of cleanup costs and expect either the other responsible parties or insurance to cover the remaining costs. We believe that any additional costs incurred to satisfy environmental claims will not have a material adverse effect on the company's financial condition, results of operations or cash flows.

                            Brown-Forman Corporation
                        CONSOLIDATED STATEMENT OF INCOME

(Expressed in millions, except per share amounts)
--------------------------------------------------------------------------------
Year Ended April 30,                             1996         1997         1998
--------------------------------------------------------------------------------
Net sales                                       $1,807       $1,841       $1,924
Excise taxes                                       263          257          255
Cost of sales                                      664          680          690
                                                --------------------------------

   Gross profit                                    880          904          979


Advertising expenses                               231          229          260
Selling, general and administrative expenses       375          388          412
                                                --------------------------------
   Operating income                                274          287          307


Interest income                                      3            3            3
Interest expense                                    20           17           14
                                                --------------------------------
   Income before income taxes                      257          273          296


Taxes on income                                     97          104          111
                                                --------------------------------


   Net income                                   $  160       $  169       $  185
                                                ================================


Earnings per share - basic and diluted          $ 2.31       $ 2.45       $ 2.67
                                                ================================

The accompanying notes are an integral part of the consolidated financial statements.

                            Brown-Forman Corporation
                           CONSOLIDATED BALANCE SHEET

(Expressed in millions, except share and per share amounts)
--------------------------------------------------------------------------------
April 30,                                               1996     1997     1998
--------------------------------------------------------------------------------
Assets
------
Cash and cash equivalents                               $  54    $  58    $  78

Accounts receivable, less allowance for doubtful accounts
   of $13 in 1996, $10 in 1997 and $11 in 1998            257      263      265

Inventories:
   Barreled whiskey                                       167      176      187
   Finished goods                                         169      172      179
   Work in process                                         59       66       88
   Raw materials and supplies                              38       37       48
                                                       -------------------------
      Total inventories                                   433      451      502

Other current assets                                       24       30       24
                                                       -------------------------
Total Current Assets                                      768      802      869

Property, plant and equipment, net                        281      292      281

Intangible assets, less accumulated amortization
   of $108 in 1996, $120 in 1997 and $130 in 1998         259      254      250

Other assets                                               73       80       94
                                                       -------------------------
Total Assets                                           $1,381   $1,428   $1,494
                                                       =========================
The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
April 30,                                                1996     1997     1998
--------------------------------------------------------------------------------
Liabilities
-----------
Commercial paper                                        $  50    $ 155    $ 107
Accounts payable and accrued expenses                     223      209      233
Current portion of long-term debt                           6        7        7
Accrued taxes on income                                     3        6        8
Deferred income taxes                                      21       22       27
                                                       -------------------------
Total Current Liabilities                                 303      399      382

Long-term debt                                            211       63       50

Deferred income taxes                                     127      136      150

Accrued postretirement benefits                            52       54       55

Other liabilities and deferred income                      54       46       40
                                                       -------------------------
Total Liabilities                                         747      698      677
                                                       -------------------------


Stockholders' Equity
--------------------
Capital Stock:
  Preferred $0.40 cumulative, $10 par value, redeemable
    at company's option at $10.25 per share plus unpaid
    accrued dividends; 1,177,948 shares authorized and
    outstanding                                            12       12       12
                                                       -------------------------
  Class A common stock, voting, $0.15 par value;
    authorized shares, 30,000,000;
    issued shares, 28,988,091                               4        4        4
  Class B common stock, nonvoting, $0.15 par value;
    authorized shares, 60,000,000;
    issued shares, 40,008,147                               6        6        6

Retained earnings                                         616      712      821

Cumulative translation adjustment                          (4)      (4)      (9)

Treasury stock, at cost
 (310,000 Class B common shares in 1998)                   --       --      (17)
                                                       -------------------------
Common Stockholders' Equity                               622      718      805
                                                       -------------------------
Total Stockholders' Equity                                634      730      817
                                                       -------------------------
Total Liabilities and Stockholders' Equity             $1,381   $1,428   $1,494
                                                       =========================

                            Brown-Forman Corporation
                      CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in millions; amounts in brackets are reductions of cash)
--------------------------------------------------------------------------------
Year Ended April 30,                                   1996      1997     1998
--------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                         $ 160     $ 169     $ 185
   Adjustments to reconcile net income to net cash
    provided by (used for) operations:
      Depreciation                                       37        41        42
      Amortization                                        9         9         9
      Deferred income taxes                              26        10        19
      Other                                              (5)       (7)      (14)
      Change in assets and liabilities, excluding
       the effects of businesses acquired or sold:
         Accounts receivable                            (18)       (6)       (2)
         Inventories                                    (40)      (24)      (52)
         Other current assets                            (2)       (1)        7
         Accounts payable and accrued expenses           (8)      (14)       24
         Accrued taxes on income                          3         4         2
         Accrued postretirement benefits                  1         2         1
         Other liabilities and deferred income            4        (7)       (1)
                                                       -------------------------
      Cash provided by operating activities             167       176       220
                                                       -------------------------

Cash flows from investing activities:
   Additions to property, plant and equipment           (59)      (55)      (44)
   Disposals of property, plant and equipment             3         3        13
   Investment in affiliate, net of cash acquired         (8)       --        --
   Other                                                 (3)       (4)      (15)
                                                       -------------------------
      Cash (used for) investing activities              (67)      (56)      (46)
                                                       -------------------------

Cash flows from financing activities:
   Net change in commercial paper                       (60)      (39)      (48)
   Proceeds from long-term debt                          30         3         1
   Reduction of long-term debt                           (7)       (7)      (14)
   Dividends paid                                       (71)      (73)      (76)
   Acquisition of treasury stock                         --        --       (17)
                                                       -------------------------
      Cash (used for) financing activities             (108)     (116)     (154)
                                                       -------------------------
Net increase (decrease) in cash and cash equivalents     (8)        4        20

Cash and cash equivalents, beginning of year             62        54        58
                                                       -------------------------
Cash and cash equivalents, end of year                 $ 54      $ 58      $ 78
                                                       =========================
The accompanying notes are an integral part of the consolidated financial statements.

                            Brown-Forman Corporation
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


Years Ended April 30, 1996, 1997 and 1998
(Expressed in millions, except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
                                                                    Common Stock                     Cumulative
                                                  Preferred       Class       Class      Retained   Translation       Treasury
                                       Total        Stock           A           B        Earnings    Adjustment         Stock
------------------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 1995                $ 546         $ 12          $ 4         $ 6          $ 527       $ (3)           $ --
   Net income                            160                                                  160
   Cash dividends
      Preferred, per share $0.40          (1)                                                  (1)
      Common, per share $1.02            (70)                                                 (70)
   Foreign currency translation
      adjustment                          (1)                                                             (1)
                                       ---------------------------------------------------------------------------------------------
Balance, April 30, 1996                  634           12            4           6            616         (4)             --
                                       ---------------------------------------------------------------------------------------------
   Net income                            169                                                  169
   Cash dividends
      Preferred, per share $0.40          (1)                                                  (1)
      Common, per share $1.06            (72)                                                 (72)
                                       ---------------------------------------------------------------------------------------------
Balance, April 30, 1997                  730           12            4           6            712         (4)             --
                                       ---------------------------------------------------------------------------------------------
   Net income                            185                                                  185
   Cash dividends
      Preferred, per share $0.40          (1)                                                  (1)
      Common, per share $1.10            (75)                                                 (75)
   Foreign currency translation
      adjustment                          (5)                                                             (5)
   Acquisition of treasury stock
      (310,000 Class B common shares)    (17)                                                                            (17)
                                       ---------------------------------------------------------------------------------------------
Balance, April 30, 1998                $ 817         $ 12         $ 4          $ 6          $ 821        $(9)          $ (17)
                                       =============================================================================================
The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
         (Dollars in millions, except per share and per option amounts)

1.  ACCOUNTING POLICIES
Principles of Consolidation
---------------------------
The consolidated financial statements include the accounts of all majority-owned subsidiaries. Investments in affiliates in which the company has the ability to exercise significant influence, but not control, are accounted for by the equity method. All other investments in affiliates are carried at cost. Intercompany transactions are eliminated.

Cash Equivalents
----------------
Cash equivalents include demand deposits with banks and all highly liquid investments with original maturities of three months or less.

Inventories
-----------
Inventories are stated at the lower of cost or market. Approximately 86% of consolidated inventories are valued using the last-in, first-out (LIFO) method. All remaining inventories are valued using the first-in, first-out and average cost methods.

If the LIFO method had not been used, inventories would have been $85, $98 and $104 higher than reported at April 30, 1996, 1997 and 1998, respectively.

A substantial portion of barreled whiskey will not be sold within one year because of the duration of the aging process. All barreled whiskey is classified as a current asset in accordance with industry practice. Bulk wine inventories are classified as work in process.

Warehousing, insurance, ad valorem taxes and other carrying charges applicable to barreled whiskey are included in inventory costs.

Long-Lived Assets
-----------------
Property, plant and equipment are stated at cost. Provision for depreciation is made on the basis of estimated useful lives of depreciable assets, principally using the straight-line method.

Intangible assets, principally the excess of purchase price over the fair value of identifiable net assets of acquired businesses, are stated at cost less accumulated amortization. These assets are amortized using the straight-line method over their estimated useful lives, not exceeding forty years.

Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," was adopted during 1996. SFAS No. 121 requires long-lived assets and certain identifiable intangibles to be reviewed for impairment value, based upon undiscounted future cash flows, and appropriate losses to be recognized whenever the carrying amount of an asset may not be recovered. The adoption of SFAS No. 121 did not have a material effect on the consolidated financial statements.

Revenue Recognition
-------------------
The company recognizes revenue when goods are shipped.

Advertising Costs
-----------------
Advertising costs are charged to expense as incurred, except for direct-response advertising costs, which are capitalized and amortized over periods not exceeding one year.

Foreign Currency Translation
----------------------------
The U.S. dollar is the functional currency for substantially all of the company's consolidated operations. For these operations, all gains and losses from currency transactions are included in income currently. For certain foreign equity investments, the functional currency is the local currency. The cumulative translation effects for the equity investments using functional currencies other than the U.S. dollar are included in the cumulative translation adjustment in stockholders' equity.

Earnings Per Share
------------------
SFAS No. 128, "Earnings per Share," which establishes standards for computing and presenting earnings per share, was adopted during 1998. The adoption of SFAS No. 128 did not change the company's previously-reported earnings per share.

Basic earnings per share (basic EPS) is calculated using net income reduced by dividend requirements on preferred stock, divided by the weighted average number of common shares outstanding during the year. Diluted earnings per share (diluted EPS) is calculated in the same manner, except that the denominator also includes additional common shares that would have been issued if outstanding stock options had been exercised, as determined by application of the treasury stock method. Preferred stock dividend requirements were $0.5 in 1996, 1997 and 1998. The weighted average number of shares used to calculate basic EPS was 68,996,238 for both 1996 and 1997 and 68,933,284 for 1998. The weighted average number of shares used to calculate diluted EPS was 68,996,238 for 1996, 69,013,904 for 1997, and 68,987,157 for 1998.

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

Reclassifications
-----------------
Certain prior year amounts have been reclassified to conform with the current year presentation.

Other
-----
Statement of Position (SOP) 96-1, "Environmental Remediation Liabilities," which was adopted by the company effective May 1, 1997, provides authoritative guidance for the recognition, measurement and disclosure of environmental remediation liabilities in financial statements. The adoption of SOP 96-1 did not have a material effect on the consolidated financial statements. See Note 13 for discussion of the company's environmental commitments and contingencies.

SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," was issued in March 1998 and provides authoritative guidance regarding the recognition of costs incurred for internal-use computer software. SOP 98-1 was retroactively adopted by the company for costs incurred after May 1, 1997, as encouraged by the SOP. The adoption of SOP 98-1 did not have a material effect on the consolidated financial statements.

In June 1997, the Financial Accounting Standards Board (FASB) issued
SFAS No. 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 130 requires companies to classify items defined as "other comprehensive income" by their nature in a financial statement, and to display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet. The adoption of SFAS No. 130 will not have a material impact on the consolidated financial statements.

In June 1997, the FASB issued SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for reporting information about a company's operating segments and requires certain disclosures about a company's products and services, the geographic areas in which it operates and its major customers. Although the company has not determined the effect that adoption of SFAS No. 131 may have on the format of the consolidated financial statement disclosures, it will have no effect on the company's consolidated financial condition, results of operations or cash flows.

2.  CREDIT FACILITIES
The company has a $300 revolving credit agreement with various domestic and international banks that expires in fiscal 2003. The most restrictive of the agreement's covenants requires the company to maintain a minimum level of net worth. At April 30, 1998, net worth exceeded the required level, as defined in the agreement, by $467. At April 30, 1998, the company had no outstanding borrowings under this agreement. At April 30, 1998, the company also had available for issuance $220 of debt securities under a shelf registration filing with the Securities and Exchange Commission.

3. DEBT
At April 30, the company's long-term debt consisted of the following:

April 30,                               1996       1997      1998
-----------------------------------------------------------------
Commercial paper                       $ 144      $ --       $ --

6.82% to 7.38% medium-term notes,
   due 2005                               30        30         30

11.25% notes, due through 1999            28        22         16

Variable rate industrial
   revenue bonds, due through 2026        14        17         10

Other                                      1         1          1
                                       --------------------------
                                         217        70         57

Less current portion                       6         7          7
                                       --------------------------
                                       $ 211      $ 63       $ 50
                                       ==========================

At April 30, 1996, commercial paper of $144 was classified as long-term debt due to the credit available under the long-term credit facilities discussed in
Note 2 and the company's intent to refinance those borrowings on a long-term basis. Long-term debt payments of $7 and $8 are required during 1999 and 2000, respectively. No additional debt payments are required through 2003. Cash paid for interest was $21 in 1996, $18 in 1997 and $15 in 1998. Excluding the effect of the interest rate agreement discussed below, the weighted average interest rates on commercial paper were 5.4% at April 30, 1996 and 5.6% at April 30, 1997 and 1998. The weighted average interest rates on the variable rate industrial revenue bonds were 4.2%, 4.6% and 4.3% at April 30, 1996, 1997 and 1998, respectively.

The company sold an option in 1990 to swap interest rates that effectively eliminated the call feature on certain 9.375% notes for the period April 1, 1995 to April 1, 1998. This option was exercised April 1, 1995, effectively converting $100 of commercial paper from floating interest rate obligations to 9.375% fixed rate obligations for the period April 1, 1995 to April 1, 1998. The option on this swap was sold in order to manage the level of fixed and floating rate debt. The premium received on the sale of this option was amortized as a reduction of interest expense through April 1, 1998.

4. COMMITMENTS
Rental payments for real estate, vehicles, and office, computer and manufacturing equipment under operating leases amounted to approximately $25, $28 and $28 for 1996, 1997 and 1998, respectively. The company has commitments related primarily to minimum lease payments of $24 in 1999, $19 in 2000, $8 in 2001, $5 in 2002, $2 in 2003, and $3 thereafter.

5. FOREIGN CURRENCY RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS
The company uses foreign currency forward contracts and purchased options, with durations of generally less than one year, as protection against the risk that the eventual U.S. dollar cash flows resulting from the sale and purchase of goods in foreign currencies will be adversely affected by changes in exchange rates. While these hedging instruments are subject to fluctuations in value from movement in the foreign currency exchange rates, such fluctuations are offset by the change in value of the underlying exposures being hedged. The company is not a party to leveraged derivatives and does not hold or issue financial instruments for trading purposes.

The company had outstanding foreign currency forward and purchased option contracts, hedging primarily German mark, Spanish peseta, British pound and Japanese yen revenues, with notional amounts totaling $28, $40 and $84 at April 30, 1996, 1997 and 1998, respectively. The company's credit exposure is limited to the fair value of the contracts (see Note 6) rather than the notional amounts. The company does not obtain collateral or other security to support the contracts. However, the contracts are entered into with major financial institutions, thereby decreasing the risk of credit loss.

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of cash and cash equivalents, short-term investments and commercial paper approximates the carrying amount due to the short maturities of these instruments. The fair value of long-term debt is estimated using discounted cash flows based on the company's incremental borrowing rates for similar types of borrowings. The fair value of foreign currency contracts is based on quoted market prices. A comparison of the fair values and carrying amounts of these instruments is as follows:

                                     1997                        1998
--------------------------------------------------------------------------------
                            Carrying        Fair        Carrying         Fair
                             Amount         Value         Amount         Value
--------------------------------------------------------------------------------
Assets:
   Cash and
      cash equivalents        $ 58          $ 58          $ 78           $ 78
   Foreign currency
      contracts                 --            --             1              1

Liabilities:
   Commercial paper            155           155           107            107
   Long-term debt               70            72            57             60


7.  BALANCE SHEET INFORMATION
April 30,                                   1996          1997           1998
--------------------------------------------------------------------------------
Property, plant and equipment
-----------------------------
Land                                       $  17         $  17           $ 17
Buildings                                    173           200            206
Equipment                                    404           421            423
                                           -------------------------------------
                                             594           638            646
Less accumulated depreciation                313           346            365
                                           -------------------------------------
                                           $ 281         $ 292           $281
                                           =====================================

Accounts payable
and accrued expenses
--------------------
Accounts payable, trade                    $  74         $  83           $ 90

Accrued expenses:
   Compensation and commissions               40            42             50
   Excise and other non-income taxes          17            19             18
   Interest                                    6             5              4
   Advertising                                29            14             19
   Other                                      57            46             52
                                           -------------------------------------
                                             149           126            143
                                           -------------------------------------
                                           $ 223         $ 209           $233
                                           =====================================


8.  TAXES ON INCOME
Taxes on income are composed of the following:

--------------------------------------------------------------------------------
                                            1996          1997          1998
--------------------------------------------------------------------------------
Current:
   Federal                                  $ 54          $ 76           $ 73
   Foreign                                     5             6              5
   State and local                            12            12             14
                                            ------------------------------------
                                              71            94             92
                                            ------------------------------------

Deferred:
   Federal                                    21             7             16
   State and local                             5             3              3
                                            ------------------------------------
                                              26            10             19
                                            ------------------------------------
                                            $ 97          $104           $111
                                            ====================================

United States and foreign components of income before income taxes are as follows:

--------------------------------------------------------------------------------
                                            1996          1997           1998
--------------------------------------------------------------------------------
United States                               $229          $237           $261
Foreign                                       28            36             35
                                            ------------------------------------
                                            $257          $273           $296
                                            ====================================

The following is a reconciliation of the effective tax rates with the United States' statutory rate:
                                             Percent of Income Before Taxes
--------------------------------------------------------------------------------
                                            1996          1997           1998
--------------------------------------------------------------------------------
Statutory rate                              35.0%         35.0%          35.0%

State taxes, net of U.S.
   Federal tax benefit                       4.1           4.0            3.7

Income taxed at other than U.S.
   Federal statutory rate                   (2.2)         (1.5)          (1.7)

Tax benefit of Foreign
   Sales Corporation                        (1.3)         (0.9)          (0.8)

Nondeductible amortization                   1.2           1.1            1.0

Other, net                                   1.0           0.3            0.4
                                           -------------------------------------
                                            37.8%         38.0%          37.6%
                                           =====================================

Deferred tax assets and liabilities are composed of the following:

April 30,                                    1996          1997          1998
--------------------------------------------------------------------------------
Deferred tax assets:
   Postretirement and other benefits         $ 36          $ 38          $ 40
   Accrued liabilities and other               15            20            16
                                             -----------------------------------
   Total deferred tax assets                   51            58            56
                                             -----------------------------------
Deferred tax liabilities:
   Intercompany transactions                  141           152           168
   Property, plant and equipment               21            24            23
   Undistributed foreign earnings              17            17            17
   Pension plans                               18            20            23
   Other                                        2             3             2
                                             -----------------------------------
   Total deferred tax liabilities             199           216           233
                                             -----------------------------------
Net deferred tax liability                   $148          $158          $177
                                             ===================================


Deferred income taxes were not provided on certain undistributed earnings ($59, $73 and $91 at April 30, 1996, 1997 and 1998, respectively) of certain foreign subsidiaries because such undistributed earnings are expected to be reinvested indefinitely overseas. If these amounts were not considered permanently reinvested, additional deferred taxes of approximately $20, $24 and $28 would have been provided in 1996, 1997 and 1998, respectively.

Cash paid for income taxes was $65 in 1996, $91 in 1997 and $90 in 1998.

9.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS
The company provides certain health care and life insurance benefits for eligible retirees.

The postretirement benefit expense includes the following components:

                                      1996      1997      1998
--------------------------------------------------------------
Service cost of benefits earned        $ 1       $ 1       $ 1

Interest cost on accumulated post-
   retirement benefit obligation         3         3         3
                                       -----------------------
Postretirement benefit expense         $ 4       $ 4       $ 4
                                       =======================

The postretirement benefit liability includes the following components:

                                      1996      1997      1998
--------------------------------------------------------------
Actuarial present value of accumulated postretirement obligations:

Retirees                               $21       $22       $22
Fully eligible active participants       1         1         1
Other active participants               21        17        19
                                       -----------------------
                                        43        40        42
Unrecognized net gain                    9        14        12
Unrecognized prior service cost         --        --         1
                                       -----------------------
Accrued postretirement benefits        $52       $54       $55
                                       =======================
Assumptions:

Discount Rate                          7.0%      7.5%     7.0%
Health care cost trend rates:
   Present rate before age 65          7.7%      7.3%     7.0%
   Present rate age 65 and after       6.8%      6.6%     6.3%


A 1% increase in the assumed health care cost trend rate would have increased the accumulated postretirement benefit obligation as of April 30, 1998 by $5 and the postretirement benefit expense for 1998 by $1. The company expects its health care cost trend rates to gradually decline to 5.0% by 2004 and remain level thereafter.

10.  PENSION PLANS
The company has defined benefit pension plans covering certain employees.
The benefits for these plans are based primarily on years of service and employees' pay near retirement for salaried employees and stated amounts for each year of service for union and hourly employees. The company also has unfunded plans that provide retirement benefits in excess of qualified plan formulas or regulatory limitations for certain employees. Net pension income includes the following components:

--------------------------------------------------------------------------------
                                               1996           1997          1998
--------------------------------------------------------------------------------
Benefit cost for service during the year       $(7)           $(9)          $(9)
Interest cost on projected benefit obligation  (17)           (16)          (18)
Actual return on plan assets                    79             51            72
Net amortization and deferral                  (54)           (23)          (41)
                                               ---------------------------------
Net pension income                             $ 1            $ 3           $ 4
                                               =================================

The amounts included in the accompanying consolidated balance sheet were based on the funded status of the plans at January 31, 1997 and 1998 and are as follows:

------------------------------------------------------------------------------------------------------------------------------------
                                                                                      1997                         1998
------------------------------------------------------------------------------------------------------------------------------------

                                                                           Plan Assets    Obligations    Plan Assets   Obligations
                                                                             Exceed         Exceed         Exceed        Exceed
                                                                           Obligations    Plan Assets    Obligations   Plan Assets
------------------------------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
   Vested benefit obligations                                                 $178           $ 21            $202          $ 27
   Nonvested benefit obligations                                                11              2              13             2
                                                                              ------------------------------------------------------
   Accumulated benefit obligations                                             189             23             215            29
   Additional amounts related to assumed pay increases                          32              6              35             5
                                                                              ------------------------------------------------------
   Projected benefit obligations                                               221             29             250            34

Plan assets at fair value                                                      339              7             398             9
                                                                              ------------------------------------------------------
Plan assets in excess of (less than) benefit obligations                       118            (22)            148           (25)

Unamortized net (assets) obligations at date of adoption                       (21)             2             (17)            2

Unrecognized net (gain) loss resulting from experience
   different from that assumed and changes in actuarial assumptions            (48)            --             (74)            2

Unrecognized prior service cost                                                  4              5               3             5

Adjustment required to recognize minimum liability                              --             (3)             --            (6)
                                                                              ------------------------------------------------------
Prepaid (accrued) pension cost                                                $ 53           $(18)           $ 60          $(22)
                                                                              ======================================================

The projected benefit obligation was determined using a weighted average discount rate of 7% for 1996, 7.5% for 1997 and 7% for 1998. The weighted average rate of future compensation increases was 4% for 1996, 4.5% for 1997 and 4% for 1998. The expected rate of return on plan assets was 9.5% for 1996 and 10% for 1997 and 1998. The plans' assets consist primarily of stocks and bonds. The company's policy for funded plans is to make contributions equal to or greater than the requirements prescribed by the Employee Retirement Income Security Act.

11. BUSINESS SEGMENT INFORMATION
The company's operations have been classified into two business segments: wine and spirits, and consumer durables. The wine and spirits segment includes the production, importing and marketing of wines and distilled spirits. The consumer durables segment includes the manufacture and sale of china, crystal, ceramic and crystal collectibles, silver, pewter, luggage and leather accessories.

Summarized financial information by business segment for 1996, 1997 and 1998 is as follows:
                                  1996               1997              1998
--------------------------------------------------------------------------------
Net sales:
   Wine and Spirits              $1,294            $1,347            $1,385
   Consumer Durables                513               494               539
                                 -----------------------------------------------
                                 $1,807            $1,841            $1,924
                                 ===============================================

Earnings before interest, taxes, depreciation and amortization (EBITDA):
   Wine and Spirits              $  286            $  301            $  318
   Consumer Durables                 48                51                56
   Corporate                        (14)              (15)              (16)
                                 -----------------------------------------------
                                 $  320            $  337            $  358
                                 ===============================================

Operating income:
   Wine and Spirits              $  262            $  273            $  289
   Consumer Durables                 27                30                35
   Corporate                        (15)              (16)              (17)
                                 -----------------------------------------------
                                 $  274            $  287            $  307
                                 ===============================================

Total assets:
   Wine and Spirits              $  835            $  885            $  914
   Consumer Durables                480               470               483
   Corporate                         66                73                97
                                 -----------------------------------------------
                                 $1,381            $1,428            $1,494
                                 ===============================================

Depreciation and amortization:
   Wine and Spirits              $   24            $   28            $   29
   Consumer Durables                 21                21                21
   Corporate                          1                 1                 1
                                 -----------------------------------------------
                                 $   46            $   50            $   51
                                 ===============================================

Capital expenditures:
   Wine and Spirits              $   43            $   40            $   31
   Consumer Durables                 16                14                13
   Corporate                         --                 1                --
                                 -----------------------------------------------
                                 $   59            $   55            $   44
                                 ===============================================

Sales outside the U.S.:
   Wine and Spirits              $  254            $  304            $  320
   Consumer Durables                 28                26                27
                                 -----------------------------------------------
                                 $  282            $  330            $  347
                                 ===============================================

There were no significant intersegment sales or transfers during 1996, 1997 or 1998. Operating income by business segment excludes interest income, interest expense, and unallocated corporate expenses. Corporate assets consist principally of cash and cash equivalents, certain corporate receivables, and other assets.

12.  CONTINGENCIES
In the normal course of business, various suits and claims are brought against the company, some of which seek significant damages. Many of these suits and claims take years to adjudicate, and it is difficult to predict their outcome. In the opinion of management, based on advice from legal counsel, none of these suits or claims will have a material adverse effect on the company's consolidated financial position, results of operations or cash flows.

13.  ENVIRONMENTAL
The company, along with other responsible parties, faces environmental claims resulting from the cleanup of several waste deposit sites. The company has accrued its estimated portion of cleanup costs and expects other responsible parties and insurance to cover the remaining costs. The company believes that any additional costs incurred by the company will not have a material adverse effect on the company's consolidated financial position, results of operations or cash flows.

14. STOCK OPTIONS
Under the Brown-Forman Corporation Omnibus Compensation Plan (the Plan), the company may grant stock options and other stock-based incentive awards for a total of 1,500,000 shares of common stock to eligible employees until April 30, 2005. All shares delivered under the Plan will be issued from treasury stock acquired by the company.

Stock options are granted at an exercise price of not less than the fair value of the underlying stock on the date of the grant. Stock options granted under the Plan generally become exercisable after a period of three years from the first day of the fiscal year of grant and expire seven years thereafter. As of April 30, 1998, no other stock-based awards have been granted under the Plan.

The company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. Accordingly, no compensation expense has been recognized. Had compensation expense for the stock options been determined based on the fair value at the grant dates consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the company's net income would have been reduced by $0.3 in 1997 and $0.9 in 1998. The company's basic and diluted earnings per share would have been reduced by $0.01 per share in 1997 and 1998.

The fair values of the options granted in 1997 and 1998 were $8.74 per option and $12.24 per option, respectively. The fair values were estimated using the Black-Scholes pricing model with the following assumptions: risk-free interest rates of 6.7% in 1997 and 6.2% in 1998; expected volatility of 19.1% in 1997 and 18.1% in 1998; expected dividend yields of 2.9% in 1997 and 2.2% in 1998; and an expected life of 6 years in both 1997 and 1998.


The following table summarizes option activity for the years ended April 30, 1997 and 1998. All options are for an equivalent number of shares of Class B common stock.
                                                                 Weighted
                                      Options                     Average
                                    Outstanding                Exercise Price
--------------------------------------------------------------------------------
Balance, April 30, 1996                  --                           --
   Granted                            157,073                     $ 36.13
   Forfeited                           (4,589)                      36.13
                                      ------------------------------------------
Balance, April 30, 1997               152,484                       36.13
   Granted                            250,277                       49.13
   Forfeited                          (15,677)                      42.09
                                      ------------------------------------------
Balance, April 30, 1998               387,084                       44.29
                                      ==========================================

The following table summarizes the status of stock options outstanding as of April 30, 1998, by exercise price:

                                                                  Remaining
Exercise                              Options                     Contractual
 Price                              Outstanding                   Life (Years)
--------                            -----------                   ------------
 $ 36.13                              144,000                          8
   49.13                              243,084                          9
                                    -----------
                                      387,084
                                    ===========

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

We are responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance at reasonable cost that financial records are reliable for preparing financial statements and that assets are properly accounted for and safeguarded. The company has an internal audit function that is intended to provide a review and monitoring process that allows the company to be reasonably sure that the system of internal control operates effectively. In addition, as part of the audit of the financial statements, Coopers & Lybrand L.L.P. completed a study and evaluation of selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied. We have considered the internal auditors' and Coopers and Lybrand L.L.P.'s recommendations concerning the system of internal control and have taken actions that we believe are cost-effective in the circumstances to respond appropriately to these recommendations. We believe that as of April 30, 1998, the system of internal control is adequate to accomplish the objectives discussed herein.

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



/s/ Owsley Brown II
Owsley Brown II
Chairman of the Board
and Chief Executive Officer



/s/ Steven B. Ratoff
Steven B. Ratoff
Executive Vice President
and Chief Financial Officer



                        REPORT OF INDEPENDENT ACCOUNTANTS


BROWN-FORMAN CORPORATION

We have audited the accompanying consolidated balance sheet of Brown-Forman Corporation and Subsidiaries as of April 30, 1996, 1997 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brown-Forman Corporation and Subsidiaries at April 30, 1996, 1997 and 1998, and the consolidated results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Coopers & Lybrand L.L.P.
Louisville, Kentucky
May 27, 1998
                                       37