Form 10-K, Exhibit 13
period 1999-04-30
BROWN FORMAN CORP
filed 1999-07-21
CIK 14693

HIGHLIGHTS

(Expressed in millions, except per share amounts and ratios)
--------------------------------------------------------------------------------
Year Ended April 30,                              1998        1999     % Change
--------------------------------------------------------------------------------

Net Sales                                        $1,924      $2,030        5%
Gross Profit                                     $  979      $1,045        7%
Operating Income                                 $  307      $  322        5%
Net Income                                       $  185      $  202        9%
Earnings Per Share - Basic and Diluted           $ 2.67      $ 2.93       10%
Cash Dividends Paid Per Common Share             $ 1.10      $ 1.15        5%
EBITDA                                           $  358      $  377        5%
Business Value Added                             $   98      $  106        9%
Return on Average Invested Capital                 20.4%       19.8%
Return on Average Common Stockholders' Equity      24.3%       23.6%



                         QUARTERLY FINANCIAL INFORMATION
(Expressed in millions, except per share amounts)

------------------------------------------------------------------------------------------------------------------------------------
                                                       Earnings
                                                      Per Share-  Cash Dividends             Market Price (High-Low)
                     Net        Gross        Net      Basic and      Paid Per                   Per Common Share
                    Sales       Profit      Income     Diluted     Common Share         Class A                   Class B
------------------------------------------------------------------------------------------------------------------------------------
Fiscal 1999        $2,030      $1,045       $ 202       $2.93         $ 1.15        $71.00 - $51.88          $77.25  - $54.94
Quarters
   First              446         233          37        0.54           0.28         58.25 -  51.88           64.25  -  54.94
   Second             578         297          67        0.97           0.28         65.00 -  54.75           71.00  -  58.38
   Third              520         265          50        0.72           0.295        71.00 -  62.69           77.25  -  68.06
   Fourth             486         250          48        0.70           0.295        67.88 -  52.31           73.69  -  56.44

Fiscal 1998        $1,924      $  979       $ 185       $2.67         $ 1.10        $55.25 - $44.50          $59.00  - $45.00
Quarters
   First              428         218          34        0.50           0.27         52.75 -  47.00           54.13  -  47.00
   Second             554         278          61        0.88           0.27         51.00 -  44.50           53.19  -  45.00
   Third              481         251          46        0.66           0.28         53.00 -  47.25           55.75  -  48.75
   Fourth             461         232          44        0.63           0.28         55.25 -  49.38           59.00  -  52.06


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

                                       26
                           Consolidated Balance Sheet

                                       28
                      Consolidated Statement of Cash Flows

                                       29
                 Consolidated Statement of Stockholders' Equity

                                       30
                   Notes to Consolidated Financial Statements

                                       37
                              Report of Management

                                       37
                        Report of Independent Accountants

                             SELECTED FINANCIAL DATA

Year Ended April 30,
(Expressed in millions, except per share amounts and ratios)

Operations                        1990     1991     1992     1993     1994     1995     1996     1997     1998     1999
----------                       ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Net Sales                        $1,279    1,366    1,496    1,658    1,628    1,680    1,807    1,841    1,924    2,030

Gross Profit                     $  584      645      719      791      790      824      880      904      979    1,045

Operating Income                 $  225      223      234      255      240      268      274      287      307      322

Net Income                       $   93      145      146      156      129      149      160      169      185      202

Weighted Average Shares used to
calculate Earnings Per Share
- Basic                            83.9     83.3     82.7     82.7     78.7     69.0     69.0     69.0     68.9     68.6
- Diluted                          83.9     83.3     82.7     82.7     78.7     69.0     69.0     69.0     69.0     68.7

Earnings Per Share
 - Basic and Diluted             $ 1.10     1.74     1.76     1.88     1.63     2.15     2.31     2.45     2.67     2.93

Cash Dividends Paid
Per Common Share                 $ 0.63     0.72     0.78     0.86     0.93     0.97     1.02     1.06     1.10     1.15


Invested Capital
----------------
Average Invested Capital         $  704      743      823      925      900      835      875      929      948    1,049

Average Common
Stockholders' Equity             $  564      616      686      765      629      493      578      671      756      854

Total Assets                     $1,021    1,083    1,194    1,311    1,234    1,286    1,381    1,428    1,494    1,735

Long-Term Debt                   $  114      112      114      154      299      247      211       63       50       53


Other Key Measures
------------------
Gross Margin                       45.7%    47.2%    48.1%    47.7%    48.5%    49.1%    48.7%    49.1%    50.9%    51.5%

Operating Margin                   17.6%    16.4%    15.6%    15.4%    14.8%    15.9%    15.2%    15.6%    15.9%    15.9%

Effective Tax Rate                 48.7%    33.8%    34.6%    35.6%    37.4%    39.8%    37.8%    38.0%    37.6%    36.5%

Return on Average
Invested Capital                   14.6%    20.5%    18.8%    18.0%    15.4%    19.5%    19.7%    19.4%    20.4%    19.8%

Return on Average Common
Stockholders' Equity               16.3%    23.5%    21.3%    20.4%    20.4%    30.1%    27.5%    25.2%    24.3%    23.6%

Total Long-Term Debt to
Total Long-Term Capital            16.1%    14.5%    13.4%    15.9%    39.2%    31.1%    25.0%     8.0%     5.7%     5.5%

Total Cash Dividends
Paid to Net Income                 57.4%    41.7%    44.4%    45.8%    57.5%    45.3%    44.2%    43.3%    41.2%    39.3%

Cash Flows from Operations       $  125      134      156      193      221      197      167      176      220      213

EBITDA                           $  259      256      271      299      286      311      320      337      358      377


Notes:
1. Includes the operations of Dansk International Designs Ltd., Fetzer Vineyards, and Sonoma-Cutrer Vineyards since their acquisitions on July 2, 1991, August 31, 1992, and April 15, 1999, respectively.
2. Fiscal 1990 net income and earnings per share were increased by $12 million and $0.14, respectively, from the cumulative effect of accounting changes. Fiscal 1994 net income and earnings per share were reduced by $32 million and $0.41, respectively, from the cumulative effect of accounting changes.
3. On October 15, 1993, the company sold Brown-Forman Enterprises, its credit card processing operations, resulting in an after-tax gain of $18 million.
4. Fiscal 1990 net income was reduced $60 million to reflect the write-down of intangible assets of California Cooler.
5. Weighted average shares, earnings per share, and cash dividends paid per common share have been adjusted for a 3-for-1 common stock split in fiscal 1994.
6. Return on Average Invested Capital is defined as the sum of net income (excluding extraordinary items) and after-tax interest expense, divided by average invested capital. Invested capital is the sum of all interest-bearing debt and preferred and common equity.
7. Return on Average Common Stockholders' Equity is defined as the sum of income applicable to common stock divided by average common stockholders' equity.
8. Total Long-Term Debt to Total Long-Term Capital is defined as long-term debt divided by the sum of long-term debt and preferred and common equity.
9. EBITDA is defined as earnings before interest, taxes, depreciation and amortization, and as such represents a measure of the company's cash flow. It should be considered in addition to, but not as a substitute for, other measures of financial performance that are in accordance with generally accepted accounting principles.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

In the discussion below, and in the Chairman's letter, we review Brown-Forman's consolidated financial condition and results of operations for the fiscal years ended April 30, 1997, 1998 and 1999. We also discuss factors that may affect the company's future financial condition. Please read this section along with Brown-Forman's consolidated financial statements for the year ended April 30, 1999, and the related notes.

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

                         CONSOLIDATED SALES AND EARNINGS

                          Fiscal 1999 Compared to 1998

Net sales reached record levels in fiscal 1999, growing $105 million, or 5%. Sales of wine and spirits increased 6%, fueled by worldwide growth of Jack Daniel's and our premium wine brands. Sales from the consumer durables segment increased 4%, primarily due to higher revenues from Lenox fine china and collectibles.

                                   Net Sales

Dollars in Millions
                              1997          1998          1999
                             ------        ------        ------
Wine and Spirits             $1,347        $1,385        $1,468
Consumer Durables               494           539           561
                             ------        ------        ------
Total                        $1,841        $1,924        $2,030
                             ======        ======        ======
Total change                     +2%           +5%           +5%


International sales of $381 million were up 10% in fiscal 1999, driven largely by gains from Jack Daniel's and Fetzer. This growth reflects our strategic effort to expand the international distribution of Brown-Forman's leading brands. Sales outside the United States now represent 22% of our revenues (excluding excise taxes).

Gross profit performance is a key measure by which we gauge the quality of volume growth. Fiscal 1999 gross profit growth of 7% outpaced the rate of sales growth, reflecting a continuous shift toward higher margin products, selected price increases, and stable costs.

                                  Gross Profit

Dollars in Millions
                              1997          1998          1999
                             ------        ------        ------
Wine and Spirits             $  662        $  713        $  768
Consumer Durables               242           266           277
                             ------        ------        ------
Total                        $  904        $  979        $1,045
                             ======        ======        ======
Total change                     +3%           +8%           +7%


By focusing our marketing efforts on high-margin products and realizing manufacturing efficiencies, we have improved the company's gross margin to nearly 52% in fiscal 1999.

Operating income for fiscal 1999 improved $16 million, or 5%. Profits from wine and spirits grew $13 million, attributable to higher volumes, price increases, and improved product mix, which allowed the company to significantly increase investments in brand-building activities. The consumer durables segment achieved a $3 million increase in operating income, primarily reflecting profitable growth in Lenox fine china and collectible products.

                                Operating Income

Dollars in Millions
                              1997          1998          1999
                              ----          ----          ----
Wine and Spirits              $257          $271          $284
Consumer Durables               30            35            38
                              ----          ----          ----
Total                         $287          $307          $322
                              ====          ====          ====
Total change                    +5%           +7%           +5%

Earnings per share reached a record $2.93, up 10% over fiscal 1998, reflecting improved operating income, lower interest expense, and a more favorable effective tax rate.

                              1997          1998          1999
                              ----          ----          ----
Earnings Per Share           $2.45         $2.67         $2.93
Change                          +6%           +9%          +10%


                          Fiscal 1998 Compared to 1997

Net sales grew $83 million, or 5%, in fiscal 1998. Sales of wine and spirits increased 3%, as solid growth of Jack Daniel's and wines was tempered by a decline in sales of frozen cocktails. Revenues from the consumer durables segment improved 9%, due to strong growth in sales of collectible items as well as higher sales of fine china dinnerware and luggage products.

Operating income improved 7% during fiscal 1998. A $14 million increase in profits from wine and spirits resulted from higher volumes, price increases, and manufacturing efficiencies. Operating income for the consumer durables segment increased $5 million in fiscal 1998, reflecting profitable growth in collectible products and fine china dinnerware.

Earnings per share grew 9% over fiscal 1997 to $2.67 per share. Earnings growth resulted primarily from improved operating income and lower interest expense.


                              BUSINESS VALUE ADDED

Brown-Forman's foremost goal is to increase the value of our shareholders' investment. To assist us in achieving this objective, we evaluate performance and compensate our management based on a measure we call Business Value Added
(BVA). BVA represents the company's after-tax operating income less the cost of capital for our net operating assets, recognizing not only the profits generated by the company but also the investment required to produce those profits.

Dollars in Millions
                              1997          1998          1999
                              ----          ----          ----
Business Value Added          $87           $98           $106
Change                         +4%          +13%            +9%


During the three years ended April 30, 1999, BVA increased at a compounded annual rate of 9%. The strong 13% growth in fiscal 1998 BVA reflected significant leverage gained from expanding operating earnings at a faster rate than invested capital. While 9% BVA growth in fiscal 1999 also reflects this leverage, it was at a slower rate than 1998 due to technology investments and the acquisition of Sonoma-Cutrer.

Return on average invested capital declined slightly in fiscal 1999 -- from 20.4% to 19.8% -- largely the result of accumulating cash yielding rates of return below that of the company's operating assets.

                                                  1997     1998     1999
                                                  ----     ----     ----
Return on Average Invested Capital                19.4%    20.4%    19.8%

Return on average common stockholders' equity has declined, reflecting the use of free cash flow to reduce debt as a percentage of the company's total capital structure.

                                                  1997     1998     1999
                                                  ----     ----     ----
Return on Average Common Stockholders' Equity     25.2%    24.3%    23.6%



                                 COMPANY OUTLOOK

We believe the outlook for Brown-Forman's growth is very positive. Current market conditions for premium wine and spirits brands are especially favorable in the U.S. -- the company's primary market -- and they remain promising in other markets as well. In order to capitalize on these opportunities, we plan to further increase the marketing investments behind our beverage brands. We will also continue to penetrate new markets by expanding our global sales, marketing, and distribution resources, as well as developing new products within promising market segments.

The outlook is also positive for our consumer durables business. Lenox dominates the U.S. market for fine china dinnerware, and is continuing to create value for shareholders by capitalizing on its portfolio of powerful brand names. We continue to focus on products within categories that offer significant growth opportunities, including casual dining and gift giving.


                            WINE AND SPIRITS SEGMENT

                        Summary of Operating Performance
                         (Dollars expressed in millions)
                                  1997        1998        1999
                                 ------      ------      ------
Net Sales                        $1,347      $1,385      $1,468
   % Change                           4%          3%          6%
Gross Profit                     $  662      $  713      $  768
   % Change                           6%          8%          8%
Advertising Expenses             $  174      $  197      $  215
   % Change                           9%         13%          9%
SG&A Expenses                    $  232      $  245      $  269
   % Change                           7%          6%         10%
Operating Income                 $  257      $  271      $  284
   % Change                           4%          6%          5%
EBITDA                           $  286      $  302      $  314
   % Change                           5%          5%          4%
Gross Margin                       49.2%       51.5%       52.3%
Operating Margin                   19.1%       19.6%       19.4%



                          Fiscal 1999 Compared to 1998

Net sales grew $83 million, or 6%, primarily reflecting another record year for sales of Jack Daniel's. Fetzer Wines and Korbel Champagnes also contributed significantly to sales growth.

Although tempered by a strong dollar, beverage sales outside the U.S. grew 10% in fiscal 1999. International sales in fiscal 1999 represented 29% of total wine and spirits sales (excluding excise taxes) compared to 28% in fiscal 1998.

Gross profit expanded $55 million, as our gross margin increased from 51.5% to 52.3%. Higher margins are attributable to selected price increases, continued improvement in product mix, and stable costs.

Advertising expenses grew 9%, reflecting a substantial increase in spending to build consumer equity for our premium brands, particularly Jack Daniel's, Fetzer, and Finlandia. Selling, general, and administrative expenses increased 10%, reflecting significant technology investments as well as continued expansion of the sales infrastructure for international markets.

Dollars in Millions
                              1997          1998          1999
                              ----          ----          ----
Wine and Spirits Advertising  $174          $197           $215
Change                          +9%          +13%            +9%

Operating income increased 5%, largely as a result of higher profits from the Jack Daniel's, Korbel, and Fetzer brands.

                          Fiscal 1998 Compared to 1997

Net sales grew $38 million, or 3%, driven by higher sales for the Jack Daniel's family of brands and Fetzer. Fiscal 1998 results also included the first full year of sales for Finlandia and Michel Picard, brands added to our U.S. portfolio in fiscal 1997. Partially offsetting these gains were a continued decline in frozen cocktail sales and lower volumes for Canadian Mist.

Gross profit expanded at a much stronger pace than sales, growing 8% in fiscal 1998. Price increases, favorable product mix, and manufacturing efficiencies combined to improve the gross margin for our wine and spirits segment from 49.2% to 51.5%.

Advertising expenses grew 13%, reflecting a substantial increase in spending to support established brands such as Jack Daniel's and Fetzer, as well as new brands like Finlandia. Selling, general, and administrative expenses rose 6%, primarily due to investments associated with the company's strategy to expand our brands into new international markets.

Operating income increased 6%, as the operating margin for wine and spirits improved from 19.1% to 19.6%.


                    Business Environment for Wine and Spirits

Societal attitudes towards drinking and governmental policy reflecting those attitudes heavily influence the business environment for spirits and wines. Brown-Forman strongly opposes abusive drinking and contributes significant amounts of money to programs aimed at understanding and curbing alcohol abuse. We also support and abide by voluntary industry marketing and advertising guidelines. Brown-Forman and other beverage alcohol producers take a prominent role in encouraging responsible consumption of their products and in warning against alcohol abuse. Brown-Forman plays a leading role in several social awareness organizations around the that fight alcohol abuse, encourage self-regulation of marketing and sales practices, and partner with government health officials.

Brown-Forman participates in political trade association activity with other distillers and vintners to achieve a more favorable political and social environment in the U.S. for the sale of our products. Similarly, Brown-Forman works to secure favorable trade, legislative, and regulatory treatment in foreign markets, including open access to foreign markets for U.S.-made spirits and wines.

Beverage alcohol sales are particularly sensitive to higher tax rates. In Brown-Forman's largest market, the U.S., no legislation to increase federal excise taxes on distilled spirits is currently pending, but a future tax increase cannot be ruled out. Similarly, legislators periodically introduce legislation to increase beverage alcohol taxes at a state level. Some cities have enacted ordinances banning billboard advertising of alcohol beverages. Although there is no law banning television advertising of liquor, most television networks and local affiliated stations currently decline to accept such distilled spirits advertising.

Tax rates and advertising restrictions also affect the beverage alcohol markets outside the U.S., but the impact of those changes in any one market is not significant to the company's overall business.

The creation of the European Union and the consequent reduction of trading barriers and adoption of a single currency affect Brown-Forman's business in Europe. We may find increased pressure on the retail sales price of our products because of growing cross-border competition.

In the publicity surrounding the settlement of the class action tort litigation against the tobacco companies in the U.S., some commentators have suggested that other industries, such as firearms, alcohol, fast foods, and automobiles may be next. (In fact, a number of suits are currently pending against firearms manufacturers). However, we do not believe the legal theories that created liability for the tobacco companies apply to beverage alcohol. Most importantly, the products are different. When used as intended, beverage alcohol is not harmful to otherwise healthy consumers. Indeed, scientists and health care experts report that beverage alcohol may have positive cardiovascular health benefits when consumed by otherwise healthy adults. Although Brown-Forman does not recommend that consumers drink beverage alcohol for health reasons, the potential health benefits of responsible beverage alcohol consumption are an important distinction between alcohol and tobacco. Since Biblical times, the drinking of beverage alcohol for social, ceremonial and religious purposes has been deeply interwoven into the traditions of many societies. The dangers of alcohol abuse are commonly known and have never been concealed by alcohol producers. Indeed, distillers are at the forefront of efforts to combat drunk driving and underage drinking. Lastly, state and federal governments stringently regulate the content, manufacture, marketing, and sale of beverage alcohol, including the placement and content of health warning labels on the container. The federal government has also recently approved language encouraging consumers to learn more about the "health effects" of wine consumption by consulting with their doctors or reviewing the U.S.D.A. Dietary Guidelines for Americans.

Speculation continues about further consolidation within the spirits industry. Although such consolidation theoretically could hinder the distribution and marketing of our spirits products, to date that has not happened and it seems unlikely to do so. Brown-Forman does not have major investments in overseas distribution networks and our products are typically sought after for distribution by other major companies and we expect that to continue.

                            CONSUMER DURABLES SEGMENT

                        Summary of Operating Performance
                         (Dollars expressed in millions)
                                  1997        1998       1999
                                 ------     ------      ------
Net Sales                        $ 494       $ 539       $ 561
   % Change                         (4%)         9%          4%
Gross Profit                     $ 242       $ 266       $ 277
   % Change                         (6%)        10%          4%
Advertising Expenses             $  55       $  63       $  71
   % Change                        (22%)        14%         14%
SG&A Expenses                    $ 157       $ 168       $ 168
   % Change                         (2%)         7%         --
Operating Income                 $  30       $  35       $  38
   % Change                         11%         17%          8%
EBITDA                           $  51       $  56       $  63
   % Change                          6%         11%         12%
Gross Margin                      48.9%       49.4%       49.4%
Operating Margin                   6.1%        6.6%        6.8%



Our consumer durables segment includes fine china, crystal, silver, pewter, and luggage products marketed under the Lenox, Dansk, Gorham, Kirk Stieff, and Hartmann brand names.

                          Fiscal 1999 Compared to 1998

Net sales grew $22 million, or 4%, primarily reflecting increased revenues from direct marketing and catalog operations. Also, tableware sales experienced solid gains in the wholesale and retail channels. These results were partially offset by reduced demand for giftware and luggage products during the year.

Gross profit increased $11 million in fiscal 1999, growing at the same rate as sales, as gross margins held constant across most product lines.

Advertising expenses grew 14%, due principally to increased advertising of collectible products. Selling, general, and administrative expenses were flat compared to last year as a result of strong cost controls.

Operating income improved $3 million, or 8%, primarily reflecting profitable growth in tableware and collectible products, offset partially by a decline in demand for giftware and luggage products.

                          Fiscal 1998 Compared to 1997

Net sales grew $45 million, or 9%, in fiscal 1998, led by strong volume gains in direct marketing and catalog sales of collectible items. Sales of fine china to department stores increased modestly during the year, as did sales of tableware and giftware from the company's retail stores. Sales of Hartmann luggage goods grew at a double-digit rate for the year, attributable to product line innovations and aggressive marketing efforts.

Gross profit increased $24 million and improved as a percentage of net sales from 48.9% to 49.4% in fiscal 1998, due to a greater mix of higher-margin direct marketing and catalog sales.

Advertising expenses grew 14% due primarily to increased advertising of collectible items. Selling, general, and administrative expenses rose 7%, reflecting a slower rate of growth than sales and gross profit.

Operating income improved 17%, driven largely by profit gains for collectible and dinnerware products.


                         LIQUIDITY AND CAPITAL RESOURCES

Our cash flows from operations continue to provide more than adequate capital to meet operating and capital expenditure requirements, pay dividends, and fund acquisition opportunities. We consider our ability to internally generate cash to be a significant financial strength.

Free cash flow is the cash remaining from operations after satisfying working capital requirements and business reinvestment needs. A consolidated statement of cash flows is summarized as follows:


(Expressed in millions)
                                           1997        1998        1999
                                          ------      ------      ------
EBITDA                                    $ 337       $ 358       $ 377
Interest expense, net                       (14)        (11)         (4)
Taxes on income                            (104)       (111)       (116)
Change in deferred taxes                     10          19         (25)
Other                                       (53)        (35)        (19)
                                          ------      ------      ------
   Cash from operating activities           176         220         213
Additions to property, plant,
   and equipment                            (55)        (44)        (46)
Acquisitions and other investments           (1)         (2)        (71)
                                          ------      ------      ------
   Free cash flow                           120         174          96
Dividends                                   (73)        (76)        (79)
Net proceeds from debt                      (43)        (61)        101
Redemption of preferred stock                --          --         (12)
Acquisition of treasury stock                --         (17)        (13)
                                          ------      ------      ------
   Cash used for financing activities      (116)       (154)         (3)
                                          ------      ------      ------
      Increase in cash                    $   4       $  20       $  93
                                          ======      ======      ======

Cash provided by operations decreased $7 million in fiscal 1999, primarily attributable to new U.S. tax regulations which resulted in a partial liquidation of deferred income taxes. Cash used for investing activities increased
$71 million in fiscal 1999, due primarily to the acquisition of Sonoma-Cutrer Vineyards, as well as technology investments.

Cash provided by operations increased $44 million in fiscal 1998, primarily reflecting higher net income and an increase in accounts payable and accrued expenses. Cash used for investing activities declined $10 million in fiscal 1998, reflecting lower outlays for capital expenditures as well as proceeds received from the sale of manufacturing assets.

We have a $300 million revolving credit agreement that expires in fiscal 2003. At April 30, 1999, we had no outstanding borrowings under this agreement. At April 30, 1999, we had $220 million remaining on our $250 million shelf registration filing with the Securities and Exchange Commission.


                              CAPITAL EXPENDITURES

We invested $55 million in property, plant, and equipment in fiscal 1997, $44 million in fiscal 1998, and $46 million in fiscal 1999. These expenditures primarily reflect the expansion and modernization of company-wide production facilities.

                              Capital Expenditures
Dollars in Millions
                              1997          1998          1999
                              ----          ----          ----
Wine and Spirits              $40           $31           $34
Consumer Durables              14            13            12
                              ----          ----          ----
Total                         $55           $44           $46
                              ====          ====          ====


Capital expenditures for fiscal 2000 are expected to approximate $70 million, up significantly from recent levels due to plans to expand production capacity facilities. Fiscal 2000 capital expenditure requirements are expected to be met with internally generated funds.


                                    DIVIDENDS

Quarterly dividends were increased 5% in fiscal 1999 to $0.295 per common share. The increase was based on the expectation of continued strong cash flow. Cash dividends paid as a percentage of net income were 43% in fiscal 1997, 41% in fiscal 1998, and 39% in fiscal 1999.


                                                  1997     1998     1999
                                                 -----    -----    -----
Cash Dividends Paid per Common Share             $1.06    $1.10    $1.15



                                YEAR 2000 ISSUE

Until recently, computer programs generally were written using two digits rather than four to define the applicable year. Accordingly, programs may recognize a date using "00" as the year 1900 instead of the year 2000. This problem may affect the company's information technology systems (IT systems), such as financial, order entry, inventory control and forecasting systems, and non-IT systems that contain computer chips, such as production equipment and security systems. It may also affect the technology systems of third party vendors and customers, and of governmental entities upon which the company's business ordinarily relies.

The Company is addressing the Year 2000 issues in three phases: assessment, design of appropriate remediation, and implementation. For our IT systems, we have completed the assessment and remediation design phases and have substantially completed the implementation phase, which consists of replacing or repairing non-compliant systems, testing the new systems, and training employees to use them. We expect to fully complete the implementation phase by the summer of 1999. Also, we have completed the assessment of Year 2000 compliance of our non-IT systems. We plan to complete the design and implementation of any remediation necessary with respect to these non-IT systems by the summer of 1999. In addition, we are assessing the Year 2000 readiness of important customers and suppliers and are monitoring their remediation efforts.

The total cost of Year 2000 issues is currently estimated at $25 million. Of the total estimated cost, we expect that approximately 60% will be attributable to new systems and thus capitalized. The other 40% will be expensed as incurred. All costs are expected to be funded through operating cash flows. Through April 30, 1999, we have incurred approximately $19 million, of which $12 million has been capitalized and $7 million has been expensed.

We expect to manage the Year 2000 issues in a timely manner and, based on our efforts to date, we believe that substantial disruptions in our business operations due to Year 2000 non-compliance of our systems are unlikely.
However, it is not possible to anticipate all possible future outcomes, especially since third parties are involved. Thus, there could be circumstances in which the company would be unable to process customer orders, produce or ship products, invoice customers, collect payments, receive customary governmental approvals or authorizations as they relate to our business, or perform other normal business activities. To address these risks, we have begun and intend to continue developing contingency plans designed to mitigate potential disruptions in operations, including stockpiling raw materials and finished goods, identifying alternative sources of supplies, creating back-up order processing and invoicing procedures, and other appropriate measures. We expect to complete development and testing of these contingency plans by October 1999.

The costs, expected completion dates and risks described above represent management's best estimates. However, there can be no guarantee that these estimates will prove to be accurate. Actual results could differ significantly. If we do not successfully complete anticipated replacements and other remediation to our IT systems, if unanticipated disruptions in our non-IT systems occur, or if any of our significant vendors or customers do not successfully achieve Year 2000 compliance on a timely basis, our operations or financial results could be adversely affected in the future.


                        DERIVATIVE FINANCIAL INSTRUMENTS

As a result of the growth of our international business over the past several years, the company's foreign currency receipts exceed its foreign currency payments. To the extent this foreign currency exposure is not hedged, the company's results of operations and financial position are negatively affected by a weakening of foreign currencies against the U.S. dollar and are positively impacted by a strengthening of foreign currencies.

We use foreign currency options and forward contracts, with average maturities of generally less than one year, as protection against the risk that the eventual U.S. dollar cash flows resulting from the sale and purchase of goods in foreign currencies will be adversely affected by changes in exchange rates. While these hedging instruments are subject to fluctuations in value from movement in the foreign currency exchange rates, such fluctuations are offset by the change in value of the underlying exposures being hedged. We are not a party to leveraged derivatives and do not hold or issue financial instruments for trading purposes.

We had outstanding foreign currency option and forward contracts, hedging primarily European euro, British pound, and Japanese yen revenues, with notional amounts totaling $40 million, $84 million, and $96 million at April 30, 1997, 1998 and 1999, respectively. The company's credit exposure is limited to the fair value of the contracts ($0, $1 million, and $2 million at April 30, 1997, 1998, and 1999, respectively) rather than the notional amounts. Foreign currency contracts are entered into with major financial institutions with investment grade credit ratings, thereby decreasing the risk of credit loss.


                                  MARKET RISKS

The company holds debt obligations, foreign currency forward and option contracts, and commodity future contracts which are exposed to risk from changes in interest rates, foreign currency exchange rates, and commodity prices, respectively. We have established policies, procedures and internal processes governing the management of these market risks. As of April 30, 1999, the exposure to these market risks is not considered material.


                                  ENVIRONMENTAL

Along with other responsible parties, we face environmental claims resulting from the cleanup of several waste deposit sites. We have accrued our estimated portion of cleanup costs and expect either the other responsible parties or insurance to cover the remaining costs. We believe that any additional costs incurred to satisfy environmental claims will not have a material adverse effect on the company's financial position, results of operations, or cash flows.

                            Brown-Forman Corporation
                        CONSOLIDATED STATEMENT OF INCOME

(Expressed in millions, except per share amounts)
--------------------------------------------------------------------------------
Year Ended April 30,                             1997         1998         1999
--------------------------------------------------------------------------------
Net sales                                       $1,841       $1,924       $2,030
Excise taxes                                       257          255          254
Cost of sales                                      680          690          731
                                                --------------------------------

   Gross profit                                    904          979        1,045


Advertising expenses                               229          260          286
Selling, general, and administrative expenses      388          412          437
                                                --------------------------------
   Operating income                                287          307          322


Interest income                                      3            3            6
Interest expense                                    17           14           10
                                                --------------------------------
   Income before income taxes                      273          296          318


Taxes on income                                    104          111          116
                                                --------------------------------


   Net income                                   $  169       $  185       $  202
                                                ================================


Earnings per share - Basic and Diluted          $ 2.45       $ 2.67       $ 2.93
                                                ================================

Weighted average shares used to calculate earnings per share:
   Basic                                          69.0         68.9         68.6
   Diluted                                        69.0         69.0         68.7

The accompanying notes are an integral part of the consolidated financial statements.

                            Brown-Forman Corporation
                           CONSOLIDATED BALANCE SHEET

(Expressed in millions, except share and per share amounts)
--------------------------------------------------------------------------------
April 30,                                               1997     1998     1999
--------------------------------------------------------------------------------
Assets
------
Cash and cash equivalents                               $  58    $  78    $ 171

Accounts receivable, less allowance for doubtful accounts
   of $10 in 1997, $11 in 1998 and $11 in 1999            263      265      274

Inventories:
   Barreled whiskey                                       176      187      196
   Finished goods                                         172      179      184
   Work in process                                         66       88       89
   Raw materials and supplies                              37       48       56
                                                       -------------------------
      Total inventories                                   451      502      525

Other current assets                                       30       24       29
                                                       -------------------------
Total Current Assets                                      802      869      999

Property, plant and equipment, net                        292      281      348

Intangible assets, less accumulated amortization
   of $120 in 1997, $130 in 1998 and $135 in 1999         254      250      264

Other assets                                               80       94      124
                                                       -------------------------
Total Assets                                           $1,428   $1,494   $1,735
                                                       =========================
The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
April 30,                                                1997     1998     1999
--------------------------------------------------------------------------------
Liabilities
-----------
Commercial paper                                        $ 155    $ 107    $ 226
Accounts payable and accrued expenses                     209      233      242
Current portion of long-term debt                           7        7       18
Accrued taxes on income                                     6        8       --
Deferred income taxes                                      22       27       31
                                                       -------------------------
Total Current Liabilities                                 399      382      517

Long-term debt                                             63       50       53

Deferred income taxes                                     136      150      137

Accrued postretirement benefits                            54       55       57

Other liabilities and deferred income                      46       40       54
                                                       -------------------------
Total Liabilities                                         698      677      818
                                                       -------------------------


Stockholders' Equity
--------------------
Capital Stock:
  Preferred $0.40 cumulative, $10 par value;
    1,177,948 authorized and outstanding shares
    redeemed in 1999 at $10.25 per share plus
    unpaid accrued dividends                               12       12       --
                                                       -------------------------
  Class A common stock, voting, $0.15 par value;
    authorized shares, 30,000,000;
    issued shares, 28,988,091                               4        4        4
  Class B common stock, nonvoting, $0.15 par value;
    authorized shares, 60,000,000;
    issued shares, 40,008,147                               6        6        6

Retained earnings                                         712      821      945

Cumulative translation adjustment                          (4)      (9)      (8)

Treasury stock, at cost
 (310,000 and 490,000 Class B common shares
  in 1998 and 1999, respectively)                          --      (17)     (30)
                                                       -------------------------
Common Stockholders' Equity                               718      805      917
                                                       -------------------------
Total Stockholders' Equity                                730      817      917
                                                       -------------------------
Total Liabilities and Stockholders' Equity             $1,428   $1,494   $1,735
                                                       =========================

                            Brown-Forman Corporation
                      CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in millions; amounts in brackets are reductions of cash)
--------------------------------------------------------------------------------
Year Ended April 30,                                   1997      1998      1999
--------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                         $ 169     $ 185     $ 202
   Adjustments to reconcile net income to net cash
    provided by (used for) operations:
      Depreciation                                       41        42        46
      Amortization                                        9         9         9
      Deferred income taxes                              10        19       (25)
      Other                                              (7)      (14)       (5)
      Change in assets and liabilities, excluding
       the effects of businesses acquired or sold:
         Accounts receivable                             (6)       (2)       (5)
         Inventories                                    (24)      (52)       (8)
         Other current assets                            (1)        7         2
         Accounts payable and accrued expenses          (14)       24         8
         Accrued taxes on income                          4         2        (8)
         Accrued postretirement benefits                  2         1         2
         Other liabilities and deferred income           (7)       (1)       (5)
                                                       -------------------------
      Cash provided by operating activities             176       220       213
                                                       -------------------------

Cash flows from investing activities:
   Additions to property, plant and equipment           (55)      (44)      (46)
   Disposals of property, plant and equipment             3        13         2
   Acquisition of business, net of cash acquired         --        --       (54)
   Other                                                 (4)      (15)      (19)
                                                       -------------------------
      Cash (used for) investing activities              (56)      (46)     (117)
                                                       -------------------------

Cash flows from financing activities:
   Net change in commercial paper                       (39)      (48)      119
   Proceeds from long-term debt                           3         1        --
   Reduction of long-term debt                           (7)      (14)      (18)
   Dividends paid                                       (73)      (76)      (79)
   Acquisition of treasury stock                         --       (17)      (13)
   Redemption of preferred stock                         --        --       (12)
                                                       -------------------------
      Cash (used for) financing activities             (116)     (154)       (3)
                                                       -------------------------
Net increase in cash and cash equivalents                 4        20        93

Cash and cash equivalents, beginning of year             54        58        78
                                                       -------------------------
Cash and cash equivalents, end of year                 $ 58      $ 78      $171
                                                       =========================
The accompanying notes are an integral part of the consolidated financial statements.

                            Brown-Forman Corporation
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


For the Years Ended April 30, 1997, 1998 and 1999
(Expressed in millions, except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
                                                                    Common Stock                     Cumulative
                                                  Preferred       Class       Class      Retained   Translation       Treasury
                                       Total        Stock           A           B        Earnings    Adjustment         Stock
------------------------------------------------------------------------------------------------------------------------------------
Balance, April 30, 1996                  634           12            4           6            616         (4)             --

   Net income                            169                                                  169
   Foreign currency translation
      adjustment                          --                                                              --
                                       -------
      Comprehensive income               169
   Cash dividends
      Preferred, per share $0.40          (1)                                                  (1)
      Common, per share $1.06            (72)                                                 (72)
                                       -------
      Total cash dividends               (73)
                                       ---------------------------------------------------------------------------------------------
Balance, April 30, 1997                  730           12            4           6            712         (4)             --

   Net income                            185                                                  185
   Foreign currency translation
      adjustment                          (5)                                                             (5)
                                       -------
      Comprehensive income               180
   Cash dividends
      Preferred, per share $0.40          (1)                                                  (1)
      Common, per share $1.10            (75)                                                 (75)
                                       -------
      Total cash dividends               (76)
   Acquisition of treasury stock
      (310,000 Class B common shares)    (17)                                                                            (17)
                                       ---------------------------------------------------------------------------------------------
Balance, April 30, 1998                $ 817         $ 12         $ 4          $ 6          $ 821        $(9)          $ (17)

   Net income                            202                                                  202
   Foreign currency translation
      adjustment                           1                                                               1
                                       -------
      Comprehensive income               203
   Cash dividends
      Common, per share $1.15            (79)                                                 (79)
   Acquisition of treasury stock
      (180,000 Class B common shares)    (13)                                                                            (13)
   Redemption of preferred stock         (12)         (12)
   Tax benefit related to restricted
      stock incentive plan                 1                                                    1
                                       ---------------------------------------------------------------------------------------------
Balance, April 30, 1999                $ 917         $ --         $ 4          $ 6          $ 945        $(8)          $ (30)
                                       =============================================================================================
The accompanying notes are an integral part of the consolidated financial statements.


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (Dollars expressed in millions, except per share and per option amounts)

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

If the LIFO method had not been used, inventories would have been $98, $104, and $110 higher than reported at April 30, 1997, 1998, and 1999, respectively.

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

Long-Lived Assets
-----------------
Property, plant, and equipment are stated at cost. Provision for depreciation is made on the basis of estimated useful lives of depreciable assets, principally using the straight-line method.

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

Earnings Per Share
------------------
Basic earnings per share (basic EPS) is calculated using net income reduced by dividends on preferred stock, divided by the weighted average number of common shares outstanding during the year. Diluted earnings per share (diluted EPS) is calculated in the same manner, except that the denominator also includes additional common shares that would have been issued if outstanding stock options had been exercised, as determined by application of the treasury stock method. Preferred stock dividends were $0.40 per share in 1997 and 1998 and $0.20 per share in 1999.

On October 1, 1998, the company redeemed all 1,177,948 outstanding shares of its preferred stock for $10.25 per share. The $0.25 per share excess of the redemption cost over the carrying amount of the preferred shares was deducted from net income to determine net income applicable to common stock for 1999.

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

Other
-----
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 requires that all derivatives be measured at fair value and recognized in the balance sheet as either assets or liabilities. SFAS No. 133 requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement.
The adoption of SFAS No. 133 is not expected to have a material impact on the consolidated financial statements.

2.  ACQUISITION OF SONOMA-CUTRER VINEYARDS
In April 1999, the company acquired a majority interest in Sonoma-Cutrer Vineyards, Inc. for $69, net of $32 of monetary assets (cash and tax benefits receivable, offset by assumed debt) received. The acquisition has been accounted for as a purchase. The excess of the acquisition cost over the fair value of the identifiable tangible and intangible net assets acquired was $25, which is being amortized over forty years.

The operating results of Sonoma-Cutrer have been consolidated with the company since the acquisition date. Consolidated pro forma operating results for 1997, 1998 and 1999 would not have been materially different from the actual amounts reported for those years.

During certain periods prior to April 15, 2004, the company has the option to purchase or may be required by the minority shareholders of Sonoma-Cutrer to purchase the minority interest at a total cost of between $30 and $36.

3. COMMITMENTS
Rental payments for real estate, vehicles, and office, computer and manufacturing equipment under operating leases amounted to approximately $28 in 1997, 1998, and 1999. The company has commitments related primarily to minimum lease payments of $25 in 2000, $13 in 2001, $8 in 2002, $4 in 2003, $2 in 2004,
and $3 thereafter.

4.  CREDIT FACILITIES
The company has a $300 revolving credit agreement with various domestic and international banks that expires in fiscal 2003. The most restrictive of the agreement's covenants requires the company to maintain a minimum level of net worth. At April 30, 1999, net worth exceeded the required level, as defined in the agreement, by $567. At April 30, 1999, the company had no outstanding borrowings under this agreement. At April 30, 1999, the company also had available for issuance $220 of debt securities under a shelf registration filing with the Securities and Exchange Commission.

5. DEBT
At April 30, the company's long-term debt consisted of the following:

April 30,                                1997      1998      1999
-----------------------------------------------------------------
6.82% to 7.38% medium-term notes,
   due 2005                              $ 30      $ 30        30

Variable rate industrial
   revenue bonds, due through 2026         17        10        10

Other                                      23        17        31
                                       --------------------------
                                           70        57        71

Less current portion                        7         7        18
                                       --------------------------
                                         $ 63      $ 50      $ 53
                                       ==========================

Long-term debt payment requirements for the five fiscal years after April 30, 1999 are as follows: $18 in 2000; $7 in 2001; $2 in 2002; $2 in 2003; and
$2 in 2004. Cash paid for interest was $18 in 1997, $15 in 1998, and $11 in 1999. Excluding the effect of the interest rate agreement discussed below, the weighted average interest rates on commercial paper were 5.6% at April 30, 1997 and 1998 and 4.9% at April 30, 1999. The weighted average interest rates on the variable rate industrial revenue bonds were 4.6%, 4.3%, and 4.1% at April 30, 1997, 1998, and 1999, respectively.

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

6. FOREIGN CURRENCY RISK MANAGEMENT AND DERIVATIVE FINANCIAL INSTRUMENTS
The company uses foreign currency options and forward contracts, with average maturities of generally less than one year, as protection against the risk that the eventual U.S. dollar cash flows resulting from the sale and purchase of goods in foreign currencies will be adversely affected by changes in exchange rates. While these hedging instruments are subject to fluctuations in value from movement in the foreign currency exchange rates, such fluctuations are offset by the change in value of the underlying exposures being hedged. The company is not a party to leveraged derivatives and does not hold or issue financial instruments for trading purposes.

The company had outstanding foreign currency option and forward contracts, hedging primarily European euro, British pound, and Japanese yen revenues, with notional amounts totaling $40, $84, and $96 at April 30, 1997, 1998, and 1999, respectively. The company's credit exposure is limited to the fair value of the contracts (see Note 7) rather than the notional amounts. Foreign currency contracts are entered into with major financial institutions with investment grade credit ratings, thereby decreasing the risk of credit loss.

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of cash and cash equivalents and commercial paper approximates the carrying amount due to the short maturities of these instruments. The fair value of long-term debt is estimated using discounted cash flows based on the company's incremental borrowing rates for similar types of borrowings. The fair value of foreign currency contracts is based on quoted market prices.
A comparison of the fair values and carrying amounts of these instruments is as follows:

                                     1998                        1999
--------------------------------------------------------------------------------
                            Carrying        Fair        Carrying         Fair
                             Amount         Value         Amount         Value
--------------------------------------------------------------------------------
Assets:
   Cash and
      cash equivalents        $ 78          $ 78          $171           $171
   Foreign currency
      contracts                  1             1             1              2

Liabilities:
   Commercial paper            107           107           226            226
   Long-term debt               57            60            71             73


8.  BALANCE SHEET INFORMATION
April 30,                                   1997           1998           1999
--------------------------------------------------------------------------------
Property, plant and equipment
-----------------------------
Land                                        $ 17           $ 17           $ 60
Buildings                                    200            206            228
Equipment                                    421            423            454
                                            ------------------------------------
                                             638            646            742
Less accumulated depreciation                346            365            394
                                            ------------------------------------
                                            $292           $281            348
                                            ====================================

Accounts payable
and accrued expenses
--------------------
Accounts payable, trade                     $ 83           $ 90           $ 76

Accrued expenses:
   Compensation and commissions               42             50             59
   Excise and other non-income taxes          19             18             21
   Interest                                    5              4              3
   Advertising                                14             19             20
   Other                                      46             52             63
                                            ------------------------------------
                                             126            143            166
                                            ------------------------------------
                                            $209           $233           $242
                                            ====================================


9.  TAXES ON INCOME
Taxes on income are composed of the following:

--------------------------------------------------------------------------------
                                            1997          1998          1999
--------------------------------------------------------------------------------
Current:
   Federal                                  $ 76          $ 73          $126
   Foreign                                     6             5             6
   State and local                            12            14             9
                                            ------------------------------------
                                              94            92           141
                                            ------------------------------------

Deferred:
   Federal                                     7            16           (21)
   State and local                             3             3            (4)
                                            ------------------------------------
                                              10            19           (25)
                                            ------------------------------------
                                            $104          $111          $116
                                            ====================================

United States and foreign components of income before income taxes are as follows:

--------------------------------------------------------------------------------
                                            1997          1998           1999
--------------------------------------------------------------------------------
United States                               $237          $261           $283
Foreign                                       36            35             35
                                            ------------------------------------
                                            $273          $296           $318
                                            ====================================

The following is a reconciliation of the effective tax rates with the United States' statutory rate:
                                             Percent of Income Before Taxes
--------------------------------------------------------------------------------
                                            1997          1998           1999
--------------------------------------------------------------------------------
Statutory rate                              35.0%         35.0%          35.0%

State taxes, net of U.S.
   Federal tax benefit                       4.0           3.7            2.2

Income taxed at other than U.S.
   Federal statutory rate                   (1.5)         (1.7)          (1.7)

Tax benefit of Foreign
   Sales Corporation                        (0.9)         (0.8)          (1.1)

Nondeductible amortization                   1.1           1.0            1.0

Other, net                                   0.3           0.4            1.1
                                           -------------------------------------
                                            38.0%         37.6%          36.5%
                                           =====================================

Deferred tax assets and liabilities are composed of the following:

April 30,                                    1997          1998          1999
--------------------------------------------------------------------------------
Deferred tax assets:
   Postretirement and other benefits         $ 38          $ 40          $ 42
   Accrued liabilities and other               20            16            15
                                             -----------------------------------
   Total deferred tax assets                   58            56            57
                                             -----------------------------------
Deferred tax liabilities:
   Intercompany transactions                  152           168           134
   Property, plant and equipment               24            23            38
   Undistributed foreign earnings              17            17            17
   Pension plans                               20            23            26
   Other                                        3             2            10
                                             -----------------------------------
   Total deferred tax liabilities             216           233           225
                                             -----------------------------------
Net deferred tax liability                   $158          $177          $168
                                             ===================================


Deferred income taxes were not provided on undistributed earnings ($98, $112, and $133 at April 30, 1997, 1998, and 1999, respectively) of certain foreign subsidiaries because such undistributed earnings are expected to be reinvested indefinitely overseas. If these amounts were not considered permanently reinvested, additional deferred taxes of approximately $21, $24, and $28 would have been provided in 1997, 1998, and 1999, respectively.

Cash paid for income taxes was $91 in 1997, $90 in 1998, and $150 in 1999.

10.  PENSION AND POSTRETIREMENT BENEFITS
The company sponsors various defined benefit pension and postretirement plans covering most full-time employees. Information about these plans is presented below.

Components of net periodic pension benefit income:

                                              Pension
--------------------------------------------------------------
                                      1997      1998      1999
--------------------------------------------------------------
Service cost                           $ 9       $ 9       $10
Interest cost                           16        18        19
Expected return on plan assets         (26)      (29)      (33)
Amortization of:
   Unrecognized prior service cost       1         1         1
   Unrecognized net asset               (3)       (3)       (3)
                                       -----------------------
Net periodic benefit income            $(3)      $(4)      $(6)
                                       =======================

Prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

Components of net periodic postretirement benefit cost

                                           Postretirement
--------------------------------------------------------------
                                      1997      1998      1999
--------------------------------------------------------------
Service cost                           $ 1       $ 1       $ 1
Interest cost                            3         3         3
                                       -----------------------
Net periodic benefit cost              $ 4       $ 4       $ 4
                                       =======================

Change in benefit obligation:
                                         Pension          Postretirement
------------------------------------------------------------------------
                                      1998      1999      1998      1999
------------------------------------------------------------------------
Obligation at beginning of year       $250      $284      $ 40      $ 42
Service cost                            10        10         1         1
Interest cost                           18        19         3         3
Plan amendments                         --         5        (1)       --
Actuarial loss                          19        23         1         2
Benefits paid                          (13)      (14)       (2)       (2)
                                      ----------------------------------
Obligation at end of year             $284      $327      $ 42      $ 46
                                      ==================================

Change in plan assets:
                                         Pension          Postretirement
------------------------------------------------------------------------
                                      1998      1999      1998      1999
------------------------------------------------------------------------
Fair value at beginning of year       $346      $407      $ --      $ --
Actual return on plan assets            72        84        --        --
Company contributions                    2         1         2         2
Benefits paid                          (13)      (14)       (2)       (2)
                                      ----------------------------------
Fair value at end of year             $407      $478      $ --      $ --
                                      ==================================

Plan assets consist primarily of stocks and bonds.

Selected information for plans with accumulated benefit obligations in excess of plan assets:

                                         Pension          Postretirement
------------------------------------------------------------------------
                                      1998      1999      1998      1999
------------------------------------------------------------------------
Projected benefit obligation          $(26)     $(28)     $(42)     $(46)
Accumulated benefit obligation         (22)      (24)      (42)      (46)
Fair value of plan assets                2         2        --        --


Funded status:
                                         Pension          Postretirement
------------------------------------------------------------------------
                                      1998      1999      1998      1999
------------------------------------------------------------------------
Funded status                         $123      $151      $(42)     $(46)
Unrecognized net gain                  (72)      (99)      (12)      (10)
Unrecognized prior service cost          8        11        (1)       (1)
Unrecognized transition asset          (15)      (12)       --        --
                                      ----------------------------------
Net amount recognized                 $ 44      $ 51      $(55)     $(57)
                                      ==================================

Net amounts recognized in the consolidated balance sheet:

                                         Pension          Postretirement
------------------------------------------------------------------------
                                      1998      1999      1998      1999
------------------------------------------------------------------------
Prepaid benefit cost                  $ 60      $ 68      $ --      $ --
Accrued benefit liability              (22)      (22)      (55)      (57)
Intangible asset                         6         5        --        --
                                      ----------------------------------
Net amount recognized                 $ 44      $ 51      $(55)     $(57)
                                      ==================================

Weighted-average assumptions:
                                              Pension
--------------------------------------------------------------
                                      1997      1998      1999
--------------------------------------------------------------
Discount rate                         7.5%      7.0%      6.5%
Expected return on plan assets       10.0%     10.0%     10.0%
Rate of compensation increase         4.5%      4.0%      4.0%


                                           Postretirement
--------------------------------------------------------------
                                      1997      1998      1999
--------------------------------------------------------------
Discount rate                         7.5%      7.0%      6.5%
Health care cost trend rates:
   Present rate before age 65         7.3%      7.0%      6.6%
   Present rate age 65 and after      6.6%      6.3%      6.1%


The health care cost trend rates are projected to decline gradually to 5.0% by 2004 and to remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical plans. A one percentage point increase (or decrease) in assumed health care cost trend rates would have increased (or decreased) the accumulated postretirement benefit obligation as of April 30, 1999 by $6 and the aggregate service and interest costs for 1999 by $1.

11. BUSINESS SEGMENT INFORMATION
The company is organized into two operating segments, as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" -- wine and spirits, and consumer durables. These two segments reflect the two categories of products from which the company derives its revenues. The wine and spirits segment includes the production, importing, and marketing of wines and distilled spirits. The consumer durables segment includes the manufacture and sale of china, crystal, ceramic and crystal collectibles, silver, pewter, luggage, and leather accessories.

The accounting policies of the segments are the same as the policies described in Note 1. There are no intersegment revenues.

The following tables reconcile segment operating results and asset information to consolidated amounts.

                                  1997              1998              1999
--------------------------------------------------------------------------------
Net sales:
   Wine and spirits              $1,347            $1,385            $1,468
   Consumer durables                494               539               562
                                 -----------------------------------------------
   Consolidated                  $1,841            $1,924            $2,030
                                 ===============================================

Earnings before interest, taxes, depreciation,
and amortization (EBITDA):
   Wine and spirits              $  286            $  302            $  314
   Consumer durables                 51                56                63
                                 -----------------------------------------------
   Consolidated                  $  337            $  358            $  377
                                 ===============================================

Operating income:
   Wine and spirits              $  257            $  271            $  284
   Consumer durables                 30                35                38
Amounts not allocated to segments:
   Interest expense, net            (14)              (10)               (4)
                                 -----------------------------------------------
   Consolidated income
   before income taxes           $ (273)           $  296            $  318
                                 ===============================================

Depreciation and amortization:
   Wine and spirits              $   29            $   30            $   30
   Consumer durables                 21                21                25
                                 -----------------------------------------------
   Consolidated                  $   50            $   51            $   55
                                 ===============================================


Total assets:
   Wine and spirits              $  960            $1,013            $1,275
   Consumer durables                468               481               460
                                 -----------------------------------------------
   Consolidated                  $1,428            $1,494            $1,735
                                 ===============================================

Additions to long-lived assets:
   Wine and spirits              $   41            $   31            $   99
   Consumer durables                 14                13                19
                                 -----------------------------------------------
   Consolidated                  $   55            $   44            $  118
                                 ===============================================

The following table presents geographic information about net sales:

                                  1997              1998              1999
--------------------------------------------------------------------------------
Net sales:
   United States                 $1,511            $1,577            $1,649
   Other countries                  330               347               381
                                 -----------------------------------------------
                                 $1,841            $1,924            $2,030
                                 ===============================================

Net sales are attributed to countries based on location of customer. Long-lived assets located outside the United States are not significant.

12.  CONTINGENCIES
In the normal course of business, various suits and claims are brought against the company, some of which seek significant damages. Many of these suits and claims take years to adjudicate, and it is difficult to predict their outcome. In the opinion of management, based on advice from legal counsel, none of these suits or claims will have a material adverse effect on the company's consolidated financial position, results of operations, or cash flows.

13.  ENVIRONMENTAL
The company, along with other responsible parties, faces environmental claims resulting from the cleanup of several waste deposit sites. The company has accrued its estimated portion of cleanup costs and expects other responsible parties and insurance to cover the remaining costs. The company believes that any additional costs incurred by the company will not have a material adverse effect on the company's consolidated financial position, results of operations, or cash flows.

14. STOCK OPTIONS
Under the Brown-Forman Corporation Omnibus Compensation Plan (the Plan), the company may grant stock options and other stock-based incentive awards for a total of 1,500,000 shares of common stock to eligible employees until April 30, 2005. All shares delivered under the Plan will be issued from treasury stock acquired by the company.

Stock options are granted at an exercise price of not less than the fair value of the underlying stock on the date of the grant. Stock options granted under the Plan generally become exercisable after a period of three years from the first day of the fiscal year of grant and expire seven years thereafter. As of April 30, 1999, no other stock-based awards have been granted under the Plan.

The company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. Accordingly, no compensation expense has been recognized. Had compensation expense for the stock options been determined based on the fair value at the grant dates consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the company's net income would have been reduced by $0.3 in 1997, $0.9 in 1998, and $1.5 in 1999. The company's basic and diluted earnings per share would have been reduced by $0.01 per share in 1997 and 1998 and $0.02 per share in 1999.

The fair values of the options granted during 1997, 1998, and 1999 were $8.74, $12.24, and $13.74 per option, respectively. The fair values were estimated using the Black-Scholes pricing model with the following assumptions:

                                      1997      1998      1999
--------------------------------------------------------------
Risk-free interest rate               6.7%      6.2%      5.5%
Expected volatility                  19.1%     18.1%     17.4%
Expected dividend yield               2.9%      2.2%      2.2%
Expected life (years)                   6         6         6


The following table summarizes option activity for the three years ended
April 30, 1999. All options are for an equivalent number of shares of Class B common stock.
                                                                 Weighted
                                      Options                     Average
                                    Outstanding                Exercise Price
--------------------------------------------------------------------------------
Balance, April 30, 1996                  --                           --
   Granted                            157,741                     $ 36.13
   Forfeited                           (4,589)                      36.13
                                      ------------------------------------------
Balance, April 30, 1997               153,152                       36.13
   Granted                            250,277                       49.13
   Forfeited                          (15,677)                      42.09
                                      ------------------------------------------
Balance, April 30, 1998               387,752                       44.27
   Granted                            245,880                       61.25
   Forfeited                          (18,043)                      45.18
                                      ------------------------------------------
Balance, April 30, 1999               615,589                       51.03
                                      ==========================================

The following table summarizes the status of stock options outstanding as of April 30, 1999, by exercise price:

                                                                  Remaining
Exercise                              Options                     Contractual
 Price                              Outstanding                   Life (Years)
--------                            -----------                   ------------
 $ 36.13                              138,484                          7
   49.13                              231,985                          8
   61.25                              245,120                          9
                                    -----------
                                      615,589
                                    ===========

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

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, independent accountants. We have made available to PricewaterhouseCoopers LLP all the company's financial records and related data, as well as the minutes of stockholders', directors', and other appropriate meetings. Furthermore, we believe that all representations made to PricewaterhouseCoopers LLP during the audit were valid and appropriate.

We are responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance at reasonable cost that financial records are reliable for preparing financial statements and that assets are properly accounted for and safeguarded. The company has an internal audit function that is intended to provide a review and monitoring process that allows the company to be reasonably sure that the system of internal control operates effectively. In addition, as part of the audit of the financial statements, PricewaterhouseCoopers LLP completed a study and evaluation of selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing, and extent of audit tests to be applied. We have considered the internal auditors' and PricewaterhouseCoopers LLP's recommendations concerning the system of internal control and have taken actions that we believe are cost-effective in the circumstances to respond appropriately to these recommendations. We believe that as of April 30, 1999, the system of internal control is adequate to accomplish the objectives discussed herein.

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

The Board of Directors, through its Audit Committee, composed solely of directors who are not employees of the company, meets with management, the internal auditors, and the independent accountants to ensure that each is properly discharging its respective responsibilities. Both the independent accountants and the internal auditors have free access to the Audit Committee, without management present, to discuss the results of their work, including internal accounting controls and the quality of financial reporting.



/s/ Owsley Brown II
Owsley Brown II
Chairman of the Board
and Chief Executive Officer



/s/ Steven B. Ratoff
Steven B. Ratoff
Executive Vice President
and Chief Financial Officer



                        REPORT OF INDEPENDENT ACCOUNTANTS


BROWN-FORMAN CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Brown-Forman Corporation and Subsidiaries ("the Company") at April 30, 1997, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
May 26, 1999
                                       37