Form 10-K, Exhibit 13
period 2000-04-30
BROWN FORMAN CORP
filed 2000-07-25
CIK 14693

HIGHLIGHTS

(Expressed in millions, except per share amounts and ratios)
--------------------------------------------------------------------------------
Year Ended April 30,                              1999        2000     % Change
--------------------------------------------------------------------------------

Net Sales                                        $2,009      $2,134        6%
Gross Profit                                     $1,019      $1,103        8%
Operating Income                                 $  322      $  348        8%
Net Income                                       $  202      $  218        8%
Earnings Per Share - Basic and Diluted           $ 2.93      $ 3.18        9%
Cash Dividends Paid Per Common Share             $ 1.15      $ 1.21        5%
EBITDA                                           $  377      $  410        9%
Business Value Added                             $  106      $  111        4%
Return on Average Invested Capital                 19.8%       18.4%
Return on Average Common Stockholders' Equity      23.6%       22.4%



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
                     Net        Gross        Net      Basic and      Paid Per                   Per Common Share
                    Sales       Profit      Income     Diluted     Common Share         Class A                   Class B
------------------------------------------------------------------------------------------------------------------------------------

Fiscal 2000        $2,134      $1,103       $ 218       $3.18         $ 1.21        $63.38 - $45.00          $68.50  - $46.38
Quarters
   First              437         231          38        0.56           0.295        62.25 -  56.25           67.25  -  61.50
   Second             642         321          73        1.06           0.295        63.38 -  54.75           68.38  -  57.81
   Third              557         284          55        0.80           0.31         63.25 -  50.56           68.50  -  54.00
   Fourth             498         267          52        0.76           0.31         55.00 -  45.00           57.63  -  46.38

Fiscal 1999        $2,009      $1,019       $ 202       $2.93         $ 1.15        $71.00 - $51.88          $77.25  - $54.94
Quarters
   First              441         227          37        0.54           0.28         58.25 -  51.88           64.25  -  54.94
   Second             572         287          67        0.97           0.28         65.00 -  54.75           71.00  -  58.38
   Third              516         260          50        0.72           0.295        71.00 -  62.69           77.25  -  68.06
   Fourth             480         245          48        0.70           0.295        67.88 -  52.31           73.69  -  56.44



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

                                       26
                           Consolidated Balance Sheet

                                       28
                      Consolidated Statement of Cash Flows

                                       29
                 Consolidated Statement of Stockholders' Equity

                                       30
                   Notes to Consolidated Financial Statements

                                       37
                              Report of Management

                                       37
                        Report of Independent Accountants

                             SELECTED FINANCIAL DATA

Year Ended April 30,
(Expressed in millions, except per share amounts and ratios)

Operations                        1991     1992     1993     1994     1995     1996     1997     1998     1999     2000
----------                       ------   ------   ------   ------   ------   ------   ------   ------   ------   ------
Net Sales                        $1,363    1,490    1,644    1,606    1,672    1,793    1,824    1,906    2,009    2,134

Gross Profit                     $  642      714      777      768      815      864      885      956    1,019    1,103

Operating Income                 $  223      234      255      240      268      274      287      307      322      348

Net Income                       $  145      146      156      129      149      160      169      185      202      218

Weighted Average Shares used to
calculate Earnings Per Share
- Basic                            83.3     82.7     82.7     78.7     69.0     69.0     69.0     68.9     68.6     68.5
- Diluted                          83.3     82.7     82.7     78.7     69.0     69.0     69.0     69.0     68.7     68.6

Earnings Per Share
 - Basic and Diluted             $ 1.74     1.76     1.88     1.63     2.15     2.31     2.45     2.67     2.93     3.18

Cash Dividends Paid
Per Common Share                 $ 0.72     0.78     0.86     0.93     0.97     1.02     1.06     1.10     1.15     1.21


Invested Capital
----------------
Average Invested Capital         $  743      823      925      900      835      875      929      948    1,049    1,238

Average Common
Stockholders' Equity             $  616      686      765      629      493      578      671      756      854      974

Total Assets                     $1,083    1,194    1,311    1,234    1,286    1,381    1,428    1,494    1,735    1,802

Long-Term Debt                   $  112      114      154      299      247      211       63       50       53       41


Other Key Measures
------------------
Gross Margin                       47.1%    47.9%    47.3%    47.8%    48.8%    48.2%    48.5%    50.2%    50.7%    51.7%

Operating Margin                   16.4%    15.7%    15.5%    15.0%    16.0%    15.3%    15.8%    16.1%    16.0%    16.3%

Effective Tax Rate                 33.8%    34.6%    35.6%    37.4%    39.8%    37.8%    38.0%    37.6%    36.5%    36.5%

Return on Average
Invested Capital                   20.5%    18.8%    18.0%    15.4%    19.5%    19.7%    19.4%    20.4%    19.8%    18.4%

Return on Average Common
Stockholders' Equity               23.5%    21.3%    20.4%    20.4%    30.1%    27.5%    25.2%    24.3%    23.6%    22.4%

Total Debt to Total Capital        14.8%    15.5%    16.4%    43.6%    35.7%    29.6%    23.6%    16.7%    24.5%    20.3%

Total Cash Dividends
Paid to Net Income                 41.7%    44.4%    45.8%    57.5%    45.3%    44.2%    43.3%    41.2%    39.3%    38.1%

Cash Flows from Operations       $  134      156      193      221      197      167      176      220      213      241

EBITDA                           $  256      271      299      286      311      320      337      358      377      410


Notes:
1. Includes the operations of Dansk International Designs Ltd., Fetzer Vineyards, and Sonoma-Cutrer Vineyards since their acquisitions on July 2, 1991, August 31, 1992, and April 15, 1999, respectively.
2. Fiscal 1994 net income and earnings per share were reduced by $32 million and $0.41, respectively, from the cumulative effect of accounting changes.
3. On October 15, 1993, the company sold Brown-Forman Enterprises, its credit card processing operations, resulting in an after-tax gain of $18 million.
4. Weighted average shares, earnings per share, and cash dividends paid per common share have been adjusted for a 3-for-1 common stock split in fiscal 1994.
5. Return on Average Invested Capital is defined as the sum of net income (excluding extraordinary items) and after-tax interest expense, divided by average invested capital. Invested capital is the sum of all interest-bearing debt and preferred and common equity.
6. Return on Average Common Stockholders' Equity is defined as the sum of income applicable to common stock divided by average common stockholders' equity.
7. Total Debt to Total Capital is defined as debt divided by the sum of debt and preferred and common equity.
8. EBITDA is defined as earnings before interest, taxes, depreciation and amortization, and as such represents a measure of the company's cash flow. It should be considered in addition to, but not as a substitute for, other measures of financial performance that are in accordance with generally accepted accounting principles.
9. Certain prior year amounts have been reclassified to conform with the current year presentation, resulting in the restatement of net sales, gross profit, gross margin, and operating margin for years prior to fiscal 2000.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

In the discussion below, and in the Chairman's letter, we review Brown-Forman's consolidated financial condition and results of operations for the fiscal years ended April 30, 1998, 1999 and 2000. We also discuss factors that may affect the company's future financial condition. Please read this section along with Brown-Forman's consolidated financial statements for the year ended April 30, 2000, and the related notes.

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

                         CONSOLIDATED SALES AND EARNINGS

                          Fiscal 2000 Compared to 1999

Net sales reached record levels in fiscal 2000, growing $125 million, or 6%. Sales of wine and spirits increased 7%, primarily driven by higher volumes for the Jack Daniel's family of brands, Korbel Champagne, and Fetzer Wines, as well as the addition of Sonoma-Cutrer. Sales from the consumer durables segment improved 5%, reflecting higher revenues from dinnerware and collectibles.

                                   Net Sales

Dollars in Millions
                              1998          1999          2000
                             ------        ------        ------
Wine and Spirits             $1,367        $1,447        $1,543
Consumer Durables               539           562           591
                             ------        ------        ------
Total                        $1,906        $2,009        $2,134
                             ======        ======        ======
Total change                     +5%           +5%           +6%


International sales of $357 million were down 1% in fiscal 2000, largely due to a weakening of foreign currencies, including the euro, against the U.S. dollar. The abolition of intra-European duty-free trade, a significant retail channel, also dampened our beverage sales overseas. Sales in the United States, representing 81% of our revenues (excluding excise taxes), grew 9% in fiscal 2000.

Gross profit performance is a key measure by which we gauge the quality of volume growth. Fiscal 2000 gross profit growth of 8% outpaced the rate of sales growth, reflecting a continuing shift toward higher margin products, selected price increases, and stable costs.

                                  Gross Profit

Dollars in Millions
                              1998          1999          2000
                             ------        ------        ------
Wine and Spirits             $  690        $  742        $  812
Consumer Durables               266           277           291
                             ------        ------        ------
Total                        $  956        $1,019        $1,103
                             ======        ======        ======
Total change                     +8%           +7%           +8%


By  focusing   marketing   efforts  on   high-margin   products  and   realizing
manufacturing efficiencies, the company's gross margin achieved a record level of nearly 52% in fiscal 2000.

Operating income for fiscal 2000 improved $26 million, or 8%. Profits from wine and spirits grew $20 million, due principally to strong results by Jack Daniel's and Fetzer. Operating income for the consumer durables segment increased $6 million in fiscal 2000, reflecting broad improvement across product lines and channels of distribution.

                                Operating Income

Dollars in Millions
                              1998          1999          2000
                              ----          ----          ----
Wine and Spirits              $271          $284          $304
Consumer Durables               35            38            44
                              ----          ----          ----
Total                         $307          $322          $348
                              ====          ====          ====
Total change                    +7%           +5%           +8%

Earnings per share reached a record $3.18, up 9% over fiscal 1999, fueled by strong operating income growth.

                              1998          1999          1999
                              ----          ----          ----
Earnings Per Share           $2.67         $2.93         $3.18
Change                          +9%          +10%           +9%


                          Fiscal 1999 Compared to 1998

Net sales grew $103 million, or 5%, in fiscal 1999. Sales of wine and spirits increased 6%, fueled by worldwide growth of Jack Daniel's and our premium wine brands. Sales from the consumer durables segment increased 4%, primarily due to higher revenues from Lenox fine china and collectibles.

Gross profit growth of 7% outpaced the rate of sales growth, reflecting a continuing shift toward higher margin products, selected price increases, and stable costs.

Operating income improved 5% during fiscal 1999. Profits from wine and spirits grew $13 million, attributable to higher volumes, price increases, and improved product mix, which allowed the company to significantly increase investments in brand-building activities. The consumer durables segment achieved a $3 million increase in operating income, primarily reflecting profitable growth in Lenox fine china and collectible products.

Earnings per share grew 10% over fiscal 1998 to $2.93 per share. Earnings growth resulted primarily from improved operating income, lower interest expense, and a more favorable tax rate.


                              BUSINESS VALUE ADDED

Brown-Forman's foremost goal is to increase the value of our shareholders' investment. To assist us in achieving this objective, we evaluate performance and compensate our management based on a measure we call Business Value Added
(BVA). BVA represents the company's after-tax operating income less a capital charge for net operating assets employed, recognizing not only the profits generated by the company but also the investment required to produce those profits.

Dollars in Millions
                              1998          1999          1999
                              ----          ----          ----
Business Value Added          $ 98          $106           $111
Change                        +13%           +9%            +4%


Strong 13% growth in fiscal 1998 BVA reflected leverage gained from expanding operating earnings at a faster rate than invested capital. BVA growth rates have slowed since fiscal 1998, due primarily to dilution from acquiring Sonoma-Cutrer as well as initial repayments of a $200 million deferred tax liability that will extend over a four-year period ending in fiscal 2003. Adjusted for these items, BVA would have increased 10% in fiscal 1999 and 15% in fiscal 2000. Returns on average invested capital and stockholders' equity were similarly influenced by these same factors. As a result, the company's returns are trending lower, but remain at very healthy rates.

                                                  1998     1999     2000
                                                  ----     ----     ----
Return on Average Invested Capital                20.4%    19.8%    18.4%

                                                  1998     1999     2000
                                                  ----     ----     ----
Return on Average Common Stockholders' Equity     24.3%    23.6%    22.4%



                                 COMPANY OUTLOOK

We believe the outlook for Brown-Forman's growth is very positive. Current market conditions for premium wine and spirits brands are especially favorable in the U.S. -- the company's primary market -- and, despite challenges posed by weakening international currencies, prospects remain promising in other important markets as well. In order to capitalize on these opportunities, we plan to further increase the marketing investments behind our beverage brands. We will also continue to penetrate new markets by expanding our global sales, marketing, and distribution resources, as well as developing new products within promising market segments.

The outlook is also positive for our consumer durables business. Lenox is the leader in the U.S. market for fine china dinnerware, and is continuing to create value for shareholders by capitalizing on its portfolio of powerful brand names. We continue to focus on products within categories that offer significant growth opportunities, including casual dining and gift giving.

Expanding   Brown-Forman's   portfolio  of  premium  brands  represents  another
opportunity for growth, as evidenced by two recent investments.

On June 15, 2000, the company agreed to form a global alliance with Altia Group Ltd to market and sell Finlandia Vodka. Brown-Forman will acquire 45% of Finlandia Vodka Worldwide Ltd (FVW), which owns the Finlandia trademark and the rights to market Finlandia Vodka, at a purchase price of approximately $83 million. FVW will employ Brown-Forman as Finlandia's distributor or representative in all markets other than Finland and the Nordic countries, the Baltic States, the Czech Republic and Poland. Brown-Forman is currently Finlandia's distributor in the United States. The acquisition is expected to result in modest earnings per share dilution for Brown-Forman over the next two fiscal years. During the three-year period ending December 31, 2006, Brown-Forman may be required to acquire all or some of Altia's remaining 55% interest in FVW.

Separately, on May 17, 2000, we reached an agreement with Glenmorangie plc to become the sales and marketing representatives for the Glenmorangie and Ardberg Single Malt Scotch brands in certain global markets, including Continental Europe, the Far East, Australia, Mexico, Canada, the Carribean, and South America. Brown-Forman already held the distribution rights to those brands in the U.S. In connection with this arrangement, the company is purchasing shares representing approximately 10% of the voting rights of Glenmorangie plc at a cost of $15 million.



                            WINE AND SPIRITS SEGMENT

                        Summary of Operating Performance
                         (Dollars expressed in millions)
                                  1998        1999        2000
                                 ------      ------      ------
Net Sales                        $1,367      $1,447      $1,543
   % Change                           3%          6%          7%
Gross Profit                     $  690      $  742      $  812
   % Change                           7%          8%          9%
Advertising Expenses             $  176      $  191      $  206
   % Change                          13%          9%          8%
SG&A Expenses                    $  242      $  267      $  303
   % Change                           5%         10%         14%
Operating Income                 $  271      $  284      $  304
   % Change                           6%          5%          7%
EBITDA                           $  302      $  314      $  341
   % Change                           5%          4%          8%
Gross Margin                       50.5%       51.3%       52.6%
Operating Margin                   19.8%       19.6%       19.7%



                          Fiscal 2000 Compared to 1999

Net sales improved $96 million, or 7%, due principally to higher volumes for the Jack Daniel's family of brands, Korbel Champagne, Fetzer and Finlandia, as well as the addition of Sonoma-Cutrer and Tuaca.

Influenced by a weakening euro and other foreign currencies, dollar-denominated revenues outside the U.S. declined 1% in fiscal 2000. International sales in fiscal 2000 represented 26% of total wine and spirits sales (excluding excise taxes) compared to 28% in fiscal 1999.

Gross profit expanded $70 million, as our gross margin increased from 51.3% to 52.6%. Higher margins reflect the realization of cost efficiencies and modest price increases, as well as an improving product mix. Several new and developing brands contributed to growth in gross profit, including Woodford Reserve, Sonoma-Cutrer, Tuaca, Glenmorangie, Don Eduardo, and McPherson Wines.

Advertising expenses increased 8%, reflecting a sustained commitment to brand-building and future growth. Selling, general, and administrative expenses rose 14%, primarily due to incremental costs associated with the acquisition of Sonoma-Cutrer, as well as significant investments to improve our processes and systems.


Dollars in Millions
                              1998          1999          2000
                              ----          ----          ----
Wine and Spirits Advertising  $176          $191           $206
Change                         +13%           +9%            +8%



Operating income improved 7% in fiscal 2000, fueled by strong worldwide performance for the Jack Daniel's family of brands, as well as U.S. growth for Fetzer and Bolla wines, Southern Comfort, and Finlandia Vodka.


                          Fiscal 1999 Compared to 1998

Net sales grew $80 million, or 6%, primarily reflecting another record year for sales of Jack Daniel's. Fetzer Wines and Korbel Champagnes also contributed significantly to the growth in sales.

Gross profit grew 8% during fiscal 1999. Price increases, favorable product mix, and manufacturing efficiencies combined to improve the gross margin for our wine and spirits segment from 50.5% to 51.3%.

Advertising expenses grew 9%, reflecting a substantial increase in spending to build consumer equity for our premium brands, particularly Jack Daniel's, Fetzer, and Finlandia. Selling, general, and administrative expenses increased 10%, reflecting significant technology investments and expansion of the sales infrastructure for international markets.

Operating income increased 5%, largely as a result of higher profits from the Jack Daniel's, Korbel, and Fetzer brands.


                    Business Environment for Wine and Spirits

Societal attitudes toward drinking and governmental policy reflecting those attitudes heavily influence the business environment for wine and spirits. This is true both in Brown-Forman's largest market, the United States, and around the world.

Brown-Forman strongly opposes abusive drinking and contributes significant amounts of money to programs aimed at understanding and curbing alcohol abuse, especially drunk driving and teenage drinking. We also support and abide by voluntary industry marketing and advertising guidelines. Brown-Forman and other beverage alcohol producers take a prominent role in encouraging responsible consumption of their products and in warning against alcohol abuse. Brown-Forman plays a leading role in several social awareness organizations around the world that fight alcohol abuse, encourage self-regulation of marketing and sales practices, and partner with government health officials.

Brown-Forman participates in political trade association activity with other distillers and vintners to achieve a more favorable political and social environment in the U.S. and foreign countries for the sale of our products. In the U.S., some cities have enacted ordinances banning billboard advertising of alcohol beverages. Although there is no law banning television advertising of liquor, most television networks and local affiliated stations currently decline to accept such distilled spirits advertising. Distillers seek equal access to advertise distilled spirits on television in common with brewers and vintners. State laws on distribution and taxation often discriminate against spirit-based low-alcohol products such as Jack Daniel's Country Cocktails in comparison with competing products such as beer, wine and malt- and wine-based coolers. Brown-Forman opposes such discriminatory laws and seeks a level playing field for alcohol products containing similar percentages of alcohol content. Brown-Forman also works to secure favorable trade, legislative, and regulatory treatment in foreign markets, including open access to foreign markets for U.S.-made wine and spirits through international trade pacts.

Beverage alcohol sales are particularly sensitive to higher tax rates. In the U.S., no legislation to increase federal excise taxes on distilled spirits is currently pending, but a future tax increase cannot be ruled out. Similarly, state legislatures periodically increase beverage alcohol taxes and there are even local taxes in a few states. The cumulative effect of such tax increases over time hurts sales. With more than half of the shelf price going to taxes (approximately 58% of the price of a typical bottle of bourbon), distilled spirits are the highest taxed consumer product in the U.S. Brown-Forman works for reasonable excise tax reductions to remedy this situation. Tax rates and advertising restrictions also affect the beverage alcohol markets outside the U.S., but to date the impact of those changes in any one market is not significant to the company's overall business.

The creation of the European Union and the consequent reduction of trading barriers and adoption of a single currency affect Brown-Forman's business in Europe. We may find increased pressure on the wholesale price of our products with the greater transparency of pricing in euros and increased electronic cross-border trading.

In the publicity surrounding the many lawsuits against the tobacco industry (and the onset of litigation against the gun industry), some commentators have suggested that other industries, such as alcohol, fast foods and automobiles, may be next. However, we do not believe the legal theories that created liability for the tobacco companies apply to beverage alcohol. Most importantly, the products are different. When used as intended, beverage alcohol is not harmful to otherwise healthy consumers. Brown-Forman encourages our customers to enjoy our products responsibly and in moderation. Unlike tobacco, moderate consumption of beverage alcohol is believed to convey health benefits to many consumers. In particular, scientists and health care experts report that beverage alcohol may have positive cardiovascular health benefits for many otherwise healthy adults. Although Brown-Forman does not recommend that consumers drink beverage alcohol for health reasons, the potential health benefits of responsible beverage alcohol consumption are another important distinction between alcohol and tobacco. The dangers of alcohol abuse are commonly known and have never been concealed by alcohol producers. Indeed, distillers are at the forefront of efforts to combat drunk driving and underage drinking. Lastly, state and federal governments stringently regulate the content, manufacture, marketing, and sale of beverage alcohol, and in particular the federal government requires the placement of a health warning label on the beverage container.

Speculation continues about further consolidation among spirits manufacturers. Although such consolidation theoretically could hinder the distribution and marketing of our spirits products, to date that has not happened and it seems unlikely that it will. Brown-Forman is a "brands company" that has not made major investments in overseas distribution networks. Our wine and spirits brands are typically sought after for distribution in overseas markets by other major spirits companies and we expect that demand to continue.



                            CONSUMER DURABLES SEGMENT

                        Summary of Operating Performance
                         (Dollars expressed in millions)
                                  1998        1999       2000
                                 ------     ------      ------
Net Sales                        $ 539       $ 562       $ 591
   % Change                          9%          4%          5%
Gross Profit                     $ 266       $ 277       $ 291
   % Change                         10%          4%          5%
Advertising Expenses             $  63       $  71       $  75
   % Change                         14%         14%          5%
SG&A Expenses                    $ 168       $ 168       $ 172
   % Change                          7%         --           2%
Operating Income                 $  35       $  38       $  44
   % Change                         17%          8%         16%
EBITDA                           $  56       $  63       $  69
   % Change                         11%         12%         10%
Gross Margin                      49.4%       49.4%       49.3%
Operating Margin                   6.6%        6.8%        7.5%



Our consumer durables segment includes fine china, crystal, silver, pewter, and luggage products marketed under the Lenox, Dansk, Gorham, Kirk Stieff, and Hartmann brand names.

                          Fiscal 2000 Compared to 1999

Net sales increased $29 million, or 5%, in fiscal 2000, as china, crystal, and stainless flatware lines all performed strongly. Several casual dinnerware patterns introduced during the year were particularly successful, including new lines designed for seasonal use. Revenues from the wholesale channel increased more than 7%, while same-store sales for company-owned stores rose 5%. The Lenox Collections direct marketing group continued to grow by reaching more consumers through its successful catalogue, direct mail, and Internet venues. Hartmann luggage also realized solid gains in sales and profits.

Gross profit increased $14 million, also 5%, as gross margins held constant across most product lines.

Advertising expenses were up $4 million, due primarily to increased advertising of collectible items and new casual dinnerware patterns. Selling, general, and administrative expenses rose 2%, reflecting the continuation of strong cost control measures. Management of costs, combined with a major reduction in required working capital, has helped boost returns for our consumer durables segment.

Operating income improved 16% for the year, with gains sourced broadly across product lines and channels of distribution.

                          Fiscal 1999 Compared to 1998

Net sales grew $23 million, or 4%, primarily reflecting increased revenues from direct marketing and catalogue operations. Also, tableware sales experienced solid gains in the wholesale and retail channels. These results were partially offset by reduced demand for giftware and luggage products during the year.

Gross profit increased $11 million in fiscal 1999, holding steady at 49.4% of net sales.

Advertising expenses grew 14%, due principally to increased advertising of collectible products. Selling, general, and administrative expenses were flat compared to fiscal 1998 as a result of strong cost controls.

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

Free cash flow  represents the cash remaining from operations  after  satisfying
working  capital  requirements  and  business  reinvestment   opportunities.   A
consolidated statement of cash flows is summarized as follows:


(Expressed in millions)
                                           1998        1999        2000
                                          ------      ------      ------
EBITDA                                    $ 358       $ 377       $ 410
Interest expense, net                       (11)         (4)         (5)
Taxes on income                            (111)       (116)       (125)
Change in deferred taxes                     19         (25)        (51)
Other                                       (35)        (19)         12
                                          ------      ------      ------
   Cash from operating activities           220         213         241
Additions to property, plant,
   and equipment                            (44)        (46)        (78)
Acquisitions and other investments           (2)        (71)        (41)
                                          ------      ------      ------
   Free cash flow                           174          96         122
Dividends                                   (76)        (79)        (83)
Net change in debt                          (61)        101         (30)
Redemption of preferred stock                --         (12)         --
Acquisition of treasury stock               (17)        (13)         --
                                          ------      ------      ------
   Cash used for financing activities      (154)         (3)       (113)
                                          ------      ------      ------
      Increase in cash                    $  20       $  93       $   9
                                          ======      ======      ======


Cash provided by operations increased $28 million in fiscal 2000, primarily reflecting higher net income and successful efforts to lower the working capital requirements for our consumer durables business, offset partially by a reduction in deferred income taxes. Cash used for investing activities increased slightly in fiscal 2000, reflecting higher levels of capital expenditures.

Cash provided by operations decreased $7 million in fiscal 1999, primarily attributable to new U.S. tax regulations which resulted in a partial liquidation of deferred income taxes. Cash used for investing activities increased $71 million in fiscal 1999, due primarily to the acquisition of Sonoma-Cutrer Vineyards and technology investments.

We have a $300 million revolving credit agreement that expires in fiscal 2003. At April 30, 2000, we had no outstanding borrowings under this agreement. At
April 30, 2000, we had $220 million remaining on our $250 million shelf registration filing with the Securities and Exchange Commission.


                              CAPITAL EXPENDITURES

We invested $44 million in property, plant, and equipment in fiscal 1998, $46 million in fiscal 1999, and $78 million in fiscal 2000. These expenditures primarily reflect the expansion and modernization of company-wide production facilities. The company is currently making significant investments to increase the capacity for distilling and warehousing Jack Daniel's whiskey.

                              Capital Expenditures
Dollars in Millions
                              1998          1999          2000
                              ----          ----          ----
Wine and Spirits              $31           $34           $63
Consumer Durables              13            12            15
                              ----          ----          ----
Total                         $44           $46           $78
                              ====          ====          ====


Capital expenditures for fiscal 2001 are expected to approximate $100 million, up significantly from recent levels as we continue to expand the capacity of our wine and spirits production facilities in response to growing consumer demand for Jack Daniel's and our premium wine brands. Fiscal 2001 capital expenditure requirements are expected to be met with internally generated funds.

                                    DIVIDENDS

Quarterly dividends were increased 5% in fiscal 2000 to $0.31, resulting in an indicated annual dividend of $1.24 per common share. The increase was based on the expectation of continued strong cash flow. Cash dividends paid as a percentage of net income were 41% in fiscal 1998, 39% in fiscal 1999, and 38% in fiscal 2000.


                                                  1998     1999     2000
                                                 -----    -----    -----
Cash Dividends Paid per Common Share             $1.10    $1.15    $1.21



                        DERIVATIVE FINANCIAL INSTRUMENTS

As a result of the growth of Brown-Forman's international business over the past several years, the company's foreign currency receipts exceed its foreign currency payments. To the extent this foreign currency exposure is not hedged, the company's results of operations and financial position are negatively impacted by a weakening of foreign currencies against the U.S. dollar and are positively impacted by a strengthening of foreign currencies.

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

We had outstanding foreign currency option and forward contracts, hedging primarily European euro, British pound, and Japanese yen revenues, with notional amounts totaling $84 million, $96 million, and $55 million at April 30, 1998, 1999 and 2000, respectively. The company's credit exposure is limited to the fair value of the contracts ($1 million, $2 million, and $4 million at April 30, 1998, 1999, and 2000, respectively) rather than the notional amounts. Foreign currency contracts are entered into with major financial institutions with investment grade credit ratings, thereby decreasing the risk of credit loss.


                                YEAR 2000 ISSUE

Brown-Forman made significant investments to enhance its information technology systems (IT systems) over the past few years, addressing Year 2000 issues while providing a more robust and efficient IT platform for the future. The total cost of these efforts was approximately $23 million. Of the total cost, $14 million was attributable to new systems and thus capitalized. The other $9 million was expensed as incurred. All costs were funded through operating cash flows. No significant additional costs related to Year 2000 issues are anticipated, though ongoing investments will be made to further enhance our IT systems.


                                  MARKET RISKS

The company holds debt obligations, foreign currency forward and option contracts, and commodity future contracts which are exposed to risk from changes in interest rates, foreign currency exchange rates, and commodity prices, respectively. We have established policies, procedures and internal processes governing the management of these market risks. As of April 30, 2000, the exposure to these market risks is not considered material.


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

                            Brown-Forman Corporation
                        CONSOLIDATED STATEMENT OF INCOME

(Expressed in millions, except per share amounts)
--------------------------------------------------------------------------------
Year Ended April 30,                             1998         1999         2000
--------------------------------------------------------------------------------
Net sales                                       $1,906       $2,009       $2,134
Excise taxes                                       255          254          257
Cost of sales                                      695          736          774
                                                --------------------------------

   Gross profit                                    956        1,019        1,103


Advertising expenses                               239          263          281
Selling, general, and administrative expenses      410          434          474
                                                --------------------------------
   Operating income                                307          322          348


Interest income                                      3            6           10
Interest expense                                    14           10           15
                                                --------------------------------
   Income before income taxes                      296          318          343


Taxes on income                                    111          116          125
                                                --------------------------------


   Net income                                   $  185       $  202       $  218
                                                ================================


Earnings per share - Basic and Diluted          $ 2.67       $ 2.93       $ 3.18
                                                ================================

Weighted average shares used to calculate earnings per share:
   Basic                                          68.9         68.6         68.5
   Diluted                                        69.0         68.7         68.6

The accompanying notes are an integral part of the consolidated financial statements.

                            Brown-Forman Corporation
                           CONSOLIDATED BALANCE SHEET

(Expressed in millions, except share and per share amounts)
--------------------------------------------------------------------------------
April 30,                                               1998     1999     2000
--------------------------------------------------------------------------------
Assets
------
Cash and cash equivalents                               $  78    $ 171    $ 180

Accounts receivable, less allowance for doubtful accounts
   of $11 in 1998, $11 in 1999 and $12 in 2000            265      274      294

Inventories:
   Barreled whiskey                                       187      191      202
   Finished goods                                         179      189      184
   Work in process                                         88       89       80
   Raw materials and supplies                              48       56       48
                                                       -------------------------
      Total inventories                                   502      525      514

Other current assets                                       24       29       32
                                                       -------------------------
Total Current Assets                                      869      999    1,020

Property, plant and equipment, net                        281      348      376

Intangible assets, less accumulated amortization
   of $130 in 1998, $135 in 1999 and $146 in 2000         250      264      270

Other assets                                               94      124      136
                                                       -------------------------
Total Assets                                           $1,494   $1,735   $1,802
                                                       =========================
The accompanying notes are an integral part of the consolidated financial statements.

--------------------------------------------------------------------------------
April 30,                                                1998     1999     2000
--------------------------------------------------------------------------------
Liabilities
-----------
Commercial paper                                        $ 107    $ 226    $ 220
Accounts payable and accrued expenses                     233      242      280
Current portion of long-term debt                           7       18        6
Accrued taxes on income                                     8       --        1
Deferred income taxes                                      27       31       15
                                                       -------------------------
Total Current Liabilities                                 382      517      522

Long-term debt                                             50       53       41

Deferred income taxes                                     150      137       95

Accrued postretirement benefits                            55       57       58

Other liabilities and deferred income                      40       54       38
                                                       -------------------------
Total Liabilities                                         677      818      754
                                                       -------------------------


Stockholders' Equity
--------------------
Capital Stock:
  Preferred $0.40 cumulative, $10 par value;
    1,177,948 authorized and outstanding shares
    redeemed in 1999 at $10.25 per share plus
    unpaid accrued dividends                               12       --       --
                                                       -------------------------
  Class A common stock, voting, $0.15 par value;
    authorized shares, 30,000,000;
    issued shares, 28,988,091                               4        4        4
  Class B common stock, nonvoting, $0.15 par value;
    authorized shares, 60,000,000;
    issued shares, 40,008,147                               6        6        6

Retained earnings                                         821      945    1,080

Cumulative translation adjustment                          (9)      (8)     (12)

Treasury stock, at cost
 (310,000, 490,000 and 484,000 Class B common
  shares in 1998, 1999, and 2000, respectively)           (17)     (30)     (30)
                                                       -------------------------
Common Stockholders' Equity                               805      917    1,048
                                                       -------------------------
Total Stockholders' Equity                                817      917    1,048
                                                       -------------------------
Total Liabilities and Stockholders' Equity             $1,494   $1,735   $1,802
                                                       =========================

                            Brown-Forman Corporation
                      CONSOLIDATED STATEMENT OF CASH FLOWS

(Expressed in millions; amounts in brackets are reductions of cash)
--------------------------------------------------------------------------------
Year Ended April 30,                                   1998      1999      2000
--------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                         $ 185     $ 202     $ 218
   Adjustments to reconcile net income to net cash
    provided by (used for) operations:
      Depreciation                                       42        46        52
      Amortization                                        9         9        10
      Deferred income taxes                              19       (25)      (51)
      Other                                             (14)       (5)      (14)
      Change in assets and liabilities, excluding
       the effects of businesses acquired or sold:
         Accounts receivable                             (2)       (5)      (20)
         Inventories                                    (52)       (8)        8
         Other current assets                             7         2        (3)
         Accounts payable and accrued expenses           24         8        38
         Accrued taxes on income                          2        (8)        1
         Accrued postretirement benefits                  1         2         1
         Other liabilities and deferred income           (1)       (5)        1
                                                       -------------------------
      Cash provided by operating activities             220       213       241
                                                       -------------------------

Cash flows from investing activities:
   Additions to property, plant and equipment           (44)      (46)      (78)
   Disposals of property, plant and equipment            13         2         5
   Acquisition of business, net of cash acquired         --       (54)      (27)
   Other                                                (15)      (19)      (19)
                                                       -------------------------
      Cash (used for) investing activities              (46)     (117)     (119)
                                                       -------------------------

Cash flows from financing activities:
   Net change in commercial paper                       (48)      119        (6)
   Proceeds from long-term debt                           1        --        --
   Reduction of long-term debt                          (14)      (18)      (24)
   Dividends paid                                       (76)      (79)      (83)
   Acquisition of treasury stock                        (17)      (13)       --
   Redemption of preferred stock                         --       (12)       --
                                                       -------------------------
      Cash (used for) financing activities             (154)       (3)     (113)
                                                       -------------------------
Net increase in cash and cash equivalents                20        93         9

Cash and cash equivalents, beginning of year             58        78       171
                                                       -------------------------
Cash and cash equivalents, end of year                 $ 78      $171      $180
                                                       =========================
The accompanying notes are an integral part of the consolidated financial statements.

                            Brown-Forman Corporation
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY


For the Years Ended April 30, 1998, 1999 and 2000
(Expressed in millions, except per share amounts)
------------------------------------------------------------------------------------------------------------------------------------
                                                                    Common Stock                     Cumulative
                                                  Preferred       Class       Class      Retained   Translation       Treasury
                                       Total        Stock           A           B        Earnings    Adjustment         Stock
------------------------------------------------------------------------------------------------------------------------------------

Balance, April 30, 1997               $  730         $ 12          $ 4         $ 6         $  712        $(4)          $  --

   Net income                            185                                                  185
   Foreign currency translation
      adjustment                          (5)                                                             (5)
                                       -------
      Comprehensive income               180
   Cash dividends
      Preferred, per share $0.40          (1)                                                  (1)
      Common, per share $1.10            (75)                                                 (75)
                                       -------
      Total cash dividends               (76)
   Acquisition of treasury stock
      (310,000 Class B common shares)    (17)                                                                            (17)
                                       ---------------------------------------------------------------------------------------------
Balance, April 30, 1998                  817           12           4            6            821         (9)            (17)

   Net income                            202                                                  202
   Foreign currency translation
      adjustment                           1                                                               1
                                       -------
      Comprehensive income               203
   Cash dividends
      Common, per share $1.15            (79)                                                 (79)
   Acquisition of treasury stock
      (180,000 Class B common shares)    (13)                                                                            (13)
   Redemption of preferred stock         (12)         (12)
   Tax benefit related to stock-based
      compensation plans                   1                                                    1
                                       ---------------------------------------------------------------------------------------------
Balance, April 30, 1999                  917           --           4            6            945         (8)            (30)

   Net income                            218                                                  218
   Foreign currency translation
      adjustment                          (4)                                                             (4)
                                       -------
      Comprehensive income               214
   Cash dividends
      Common, per share $1.21            (83)                                                 (83)
                                       ---------------------------------------------------------------------------------------------
Balance, April 30, 2000               $1,048         $ --         $ 4          $ 6         $1,080       $(12)          $ (30)
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

If the LIFO method had not been used, inventories would have been $104, $110, and $110 higher than reported at April 30, 1998, 1999, and 2000, respectively.

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

Earnings Per Share
------------------
Basic earnings per share (basic EPS) is calculated using net income reduced by dividends on preferred stock, divided by the weighted average number of common shares outstanding during the year. Diluted earnings per share (diluted EPS) is calculated in the same manner, except that the denominator also includes additional common shares that would have been issued if outstanding stock options had been exercised, as determined by application of the treasury stock method. Preferred stock dividends were $0.40 per share in 1998 and $0.20 per share in 1999.

On October 1, 1998, the company redeemed all 1,177,948 outstanding shares of its preferred stock for $10.25 per share. The $0.25 per share excess of the redemption cost over the carrying amount of the preferred shares was deducted from net income to determine net income applicable to common stock for 1999.

Treasury Stock
--------------
As of April 30, 2000, the company holds approximately 484,000 shares of its Class B common stock as treasury stock. The company intends to use these shares to satisfy future exercises of employee stock options.

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

Other
-----
In June 1998, the Financial  Accounting  Standards Board (FASB) issued Statement
No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No. 133 requires that all derivatives be measured at fair value and recognized in the balance sheet as either assets or liabilities. Statement No. 133 also requires that changes in a derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement and requires formal documentation, designation, and assessment of the effectiveness of derivatives that receive hedge accounting.

In June 1999, the FASB issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," which makes Statement No. 133 effective for fiscal years beginning after June 15, 2000. The company plans to adopt Statement No. 133 as of May 1, 2001. The adoption is not expected to have a material impact on the company's consolidated financial statements.

2.  ACQUISITION OF SONOMA-CUTRER VINEYARDS
In April 1999, the company acquired a majority interest in Sonoma-Cutrer Vineyards, Inc. for $69, net of $32 of monetary assets (cash and tax benefits receivable, offset by assumed debt) received. In April 2000, the company acquired substantially all of the remaining minority interest for $27. The acquisition has been accounted for as a purchase. The excess of the acquisition costs over the fair value of the identifiable tangible and intangible net assets acquired was $37, which is being amortized over forty years.

The operating results of Sonoma-Cutrer have been consolidated with the company since April 1999. Consolidated pro forma operating results for 1998 and 1999 would not have been materially different from the actual amounts reported for those years.

During certain periods prior to November 30, 2001, the company has the option to purchase or may be required by the minority shareholders of Sonoma-Cutrer to purchase the remaining minority interest at a total cost of $3.

3. COMMITMENTS
Rental payments for real estate, vehicles, and office, computer, and manufacturing equipment under operating leases amounted to approximately $28 in 1998 and 1999, and $26 in 2000. The company has commitments related primarily to minimum lease payments of $20 in 2001, $14 in 2002, $9 in 2003, $6 in 2004, $4
in 2005, and $4 thereafter.

The company has contracted with various growers and wineries to supply portions of its future grape and bulk wine requirements. While most of these contracts call for prices to be determined by market conditions, certain contracts provide for minimum purchase prices.

4.  CREDIT FACILITIES
The company has a $300 revolving credit agreement with various domestic and international banks that expires in fiscal 2003. The most restrictive of the agreement's covenants requires the company to maintain a minimum level of net worth. At April 30, 2000, net worth exceeded the required level, as defined in the agreement, by $730. At April 30, 2000, the company had no outstanding borrowings under this agreement. At April 30, 2000, the company also had available for issuance $220 of debt securities under a shelf registration filing with the Securities and Exchange Commission.

5. DEBT
At April 30, the company's long-term debt consisted of the following:

April 30,                                1998      1999      2000
-----------------------------------------------------------------
6.82% to 7.38% medium-term notes,
   due 2005                              $ 30      $ 30      $ 30

Variable rate industrial
   revenue bonds, due through 2026         10        10        10

Other                                      17        31         7
                                       --------------------------
                                           57        71        47

Less current portion                        7        18         6
                                       --------------------------
                                         $ 50      $ 53      $ 41
                                       ==========================

Long-term debt payments of $6 are required in 2001. No additional payments are required until 2006. Cash paid for interest was $15 in 1998, $11 in 1999, and $15 in 2000. Excluding the effect of the interest rate agreement discussed below, the weighted average interest rates on commercial paper were 5.6% at April 30, 1998, 4.9% at April 30, 1999, and 6.1% at April 30, 2000. The weighted average interest rates on the variable rate industrial revenue bonds were 4.3%, 4.1%, and 5.2% at April 30, 1998, 1999, and 2000, respectively.

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

The company had outstanding foreign currency option and forward contracts, hedging primarily European euro, British pound, and Japanese yen revenues, with notional amounts totaling $84, $96, and $55 at April 30, 1998, 1999, and 2000, respectively. The company's credit exposure is limited to the fair value of the contracts (see Note 7) rather than the notional amounts. Foreign currency contracts are entered into with major financial institutions with investment grade credit ratings, thereby decreasing the risk of credit loss.

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

                                     1999                        2000
--------------------------------------------------------------------------------
                            Carrying        Fair        Carrying         Fair
                             Amount         Value         Amount         Value
--------------------------------------------------------------------------------
Assets:
   Cash and
      cash equivalents        $171          $171          $180           $180
   Foreign currency
      contracts                  1             2             1              4

Liabilities:
   Commercial paper            226           226           220            220
   Long-term debt               71            73            47             47


8.  BALANCE SHEET INFORMATION
April 30,                                   1998           1999           2000
--------------------------------------------------------------------------------
Property, plant, and equipment
------------------------------
Land                                        $ 17           $ 60           $ 74
Buildings                                    206            228            234
Equipment                                    423            454            491
                                            ------------------------------------
                                             646            742            799
Less accumulated depreciation                365            394            423
                                            ------------------------------------
                                            $281           $348            376
                                            ====================================

Accounts payable
and accrued expenses
--------------------
Accounts payable, trade                     $ 90           $ 76           $ 79

Accrued expenses:
   Compensation and commissions               50             59             76
   Excise and other non-income taxes          18             21             14
   Interest                                    4              3              3
   Advertising                                19             20             53
   Other                                      52             63             55
                                            ------------------------------------
                                             143            166            201
                                            ------------------------------------
                                            $233           $242           $280
                                            ====================================


9.  TAXES ON INCOME
Taxes on income are composed of the following:

--------------------------------------------------------------------------------
                                            1998          1999          2000
--------------------------------------------------------------------------------
Current:
   Federal                                  $ 73          $126          $160
   Foreign                                     5             6             4
   State and local                            14             9            12
                                            ------------------------------------
                                              92           141           176
                                            ------------------------------------

Deferred:
   Federal                                    16           (21)          (43)
   State and local                             3            (4)           (8)
                                            ------------------------------------
                                              19           (25)          (51)
                                            ------------------------------------
                                            $111          $116          $125
                                            ====================================

United States and foreign components of income before income taxes are as follows:

--------------------------------------------------------------------------------
                                            1998          1999           2000
--------------------------------------------------------------------------------
United States                               $261          $283           $307
Foreign                                       35            35             36
                                            ------------------------------------
                                            $296          $318           $343
                                            ====================================

The following is a reconciliation of the effective tax rates with the United States' statutory rate:
                                             Percent of Income Before Taxes
--------------------------------------------------------------------------------
                                            1998          1999           2000
--------------------------------------------------------------------------------
Statutory rate                              35.0%         35.0%          35.0%

State taxes, net of U.S.
   Federal tax benefit                       3.7           2.2            2.2

Income taxed at other than U.S.
   Federal statutory rate                   (1.7)         (1.7)          (1.2)

Tax benefit of Foreign
   Sales Corporation                        (0.8)         (1.1)          (1.0)

Nondeductible amortization                   1.0           1.0            1.0

Other, net                                   0.4           1.1            0.5
                                           -------------------------------------
                                            37.6%         36.5%          36.5%
                                           =====================================

Deferred tax assets and liabilities are composed of the following:

April 30,                                    1998          1999          2000
--------------------------------------------------------------------------------
Deferred tax assets:
   Postretirement and other benefits         $ 40          $ 42          $ 44
   Accrued liabilities and other               16            15            19
                                             -----------------------------------
   Total deferred tax assets                   56            57            63
                                             -----------------------------------
Deferred tax liabilities:
   Intercompany transactions                  168           134            84
   Property, plant, and equipment              23            38            36
   Undistributed foreign earnings              17            17            17
   Pension plans                               23            26            31
   Other                                        2            10             5
                                             -----------------------------------
   Total deferred tax liabilities             233           225           173
                                             -----------------------------------
Net deferred tax liability                   $177          $168          $110
                                             ===================================


Deferred income taxes were not provided on undistributed earnings ($112, $133, and $136 at April 30, 1998, 1999, and 2000, respectively) of certain foreign subsidiaries because such undistributed earnings are expected to be reinvested indefinitely overseas. If these amounts were not considered permanently reinvested, additional deferred taxes of approximately $24, $28, and $30 would have been provided in 1998, 1999, and 2000, respectively.

Cash paid for income taxes was $90 in 1998, $150 in 1999, and $174 in 2000.

10.  PENSION AND POSTRETIREMENT BENEFITS
The company sponsors various defined benefit pension and postretirement plans covering most full-time employees. Information about these plans is presented below.

Components of net periodic pension benefit income:

                                              Pension
--------------------------------------------------------------
                                      1998      1999      2000
--------------------------------------------------------------
Service cost                           $ 9       $10       $12
Interest cost                           18        19        21
Expected return on plan assets         (29)      (33)      (38)
Amortization of:
   Unrecognized prior service cost       1         1         1
   Unrecognized net asset               (3)       (3)       (3)
                                       -----------------------
Net periodic benefit income            $(4)      $(6)      $(7)
                                       =======================

Prior service costs are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits.

Components of net periodic postretirement benefit cost:

                                           Postretirement
--------------------------------------------------------------
                                      1998      1999      2000
--------------------------------------------------------------
Service cost                           $ 1       $ 1       $ 1
Interest cost                            3         3         3
                                       -----------------------
Net periodic benefit cost              $ 4       $ 4       $ 4
                                       =======================


Change in benefit obligation:
                                         Pension          Postretirement
------------------------------------------------------------------------
                                      1999      2000      1999      2000
------------------------------------------------------------------------
Obligation at beginning of year       $284      $327      $ 42      $ 46
Service cost                            10        12         1         2
Interest cost                           19        21         3         3
Plan amendments                          5         1        --        --
Actuarial loss (gain)                   23       (17)        2        (4)
Benefits paid                          (14)      (15)       (2)       (2)
                                      ----------------------------------
Obligation at end of year             $327      $329      $ 46      $ 45
                                      ==================================

Change in plan assets:
                                         Pension          Postretirement
------------------------------------------------------------------------
                                      1999      2000      1999      2000
------------------------------------------------------------------------
Fair value at beginning of year       $407      $478      $ --      $ --
Actual return on plan assets            84        52        --        --
Company contributions                    1         1         2         2
Benefits paid                          (14)      (15)       (2)       (2)
                                      ----------------------------------
Fair value at end of year             $478      $516      $ --      $ --
                                      ==================================

Plan assets consist primarily of stocks and bonds.

Selected information for plans with accumulated benefit obligations in excess of plan assets:

                                         Pension          Postretirement
------------------------------------------------------------------------
                                      1999      2000      1999      2000
------------------------------------------------------------------------
Projected benefit obligation          $(28)     $(30)     $(46)     $(45)
Accumulated benefit obligation         (24)      (25)      (46)      (45)
Fair value of plan assets                2         3        --        --

Funded status:
                                         Pension          Postretirement
------------------------------------------------------------------------
                                      1999      2000      1999      2000
------------------------------------------------------------------------
Funded status                         $151      $188      $(46)     $(45)
Unrecognized net gain                  (99)     (130)      (10)      (12)
Unrecognized prior service cost         11        10        (1)       (1)
Unrecognized transition asset          (12)       (9)       --        --
                                      ----------------------------------
Net amount recognized                 $ 51      $ 59      $(57)     $(58)
                                      ==================================

Net amounts recognized in the consolidated balance sheet:

                                         Pension          Postretirement
------------------------------------------------------------------------
                                      1999      2000      1999      2000
------------------------------------------------------------------------
Prepaid benefit cost                  $ 68      $ 79      $ --      $ --
Accrued benefit liability              (22)      (24)      (57)      (58)
Intangible asset                         5         4        --        --
                                      ----------------------------------
Net amount recognized                 $ 51      $ 59      $(57)     $(58)
                                      ==================================

Weighted-average assumptions:
                                              Pension
--------------------------------------------------------------
                                      1998      1999      2000
--------------------------------------------------------------
Discount rate                         7.0%      6.5%      7.8%
Expected return on plan assets       10.0%     10.0%     10.0%
Rate of compensation increase         4.0%      4.0%      4.5%


                                           Postretirement
--------------------------------------------------------------
                                      1998      1999      2000
--------------------------------------------------------------
Discount rate                         7.0%      6.5%      7.8%
Health care cost trend rates:
   Present rate before age 65         7.0%      6.6%      6.3%
   Present rate age 65 and after      6.3%      6.1%      5.9%


The health care cost trend rates are projected to decline gradually to 5.0% by 2004 and to remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical plans. A one percentage point increase in assumed health care cost trend rates would have increased the accumulated postretirement benefit obligation as of April 30, 2000 by $4 and the aggregate service and interest costs for 2000 by $1. A one percentage point decrease in assumed health care cost trend rates would have decreased the accumulated postretirement benefit obligation as of April 30, 2000 by $5 and the aggregate service and interest costs for 2000 by $1.


11. BUSINESS SEGMENT INFORMATION
The company is organized into two operating segments, as defined by FASB Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information" -- wine and spirits, and consumer durables. These two segments reflect the two categories of products from which the company derives its revenues. The wine and spirits segment includes the production, importing, and marketing of wines and distilled spirits. The consumer durables segment includes the manufacture and sale of china, crystal, ceramic and crystal collectibles, silver, pewter, luggage, and leather accessories.

The accounting policies of the segments are the same as the policies described in Note 1. There are no intersegment revenues.

The following tables reconcile segment operating results and asset information to consolidated amounts.

                                  1998              1999              2000
--------------------------------------------------------------------------------
Net sales:
   Wine and spirits              $1,367            $1,447            $1,543
   Consumer durables                539               562               591
                                 -----------------------------------------------
   Consolidated                  $1,906            $2,009            $2,134
                                 ===============================================

Earnings before interest, taxes, depreciation,
and amortization (EBITDA):
   Wine and spirits              $  302            $  314            $  341
   Consumer durables                 56                63                69
                                 -----------------------------------------------
   Consolidated                  $  358            $  377            $  410
                                 ===============================================

Operating income:
   Wine and spirits              $  271            $  284            $  304
   Consumer durables                 35                38                44
Amounts not allocated to segments:
   Interest expense, net            (10)               (4)               (5)
                                 -----------------------------------------------
   Consolidated income
   before income taxes           $  296            $  318            $  343
                                 ===============================================

Depreciation and amortization:
   Wine and spirits              $   30            $   30            $   37
   Consumer durables                 21                25                25
                                 -----------------------------------------------
   Consolidated                  $   51            $   55            $   62
                                 ===============================================

Total assets:
   Wine and spirits              $1,013            $1,275            $1,349
   Consumer durables                481               460               453
                                 -----------------------------------------------
   Consolidated                  $1,494            $1,735            $1,802
                                 ===============================================

Additions to long-lived assets:
   Wine and spirits              $   31            $   99            $   69
   Consumer durables                 13                19                19
                                 ---------------------------------------------
   Consolidated                  $   44            $  118            $   88
                                 ===============================================

The following table presents geographic information about net sales:

                                  1998              1999              2000
--------------------------------------------------------------------------------
Net sales:
   United States                 $1,577            $1,649            $1,777
   Other countries                  329               360               357
                                 -----------------------------------------------
                                 $1,906            $2,009            $2,134
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

14. STOCK OPTIONS
Under the Brown-Forman Corporation Omnibus Compensation Plan (the Plan), the company may grant stock options and other stock-based incentive awards for a total of 3,400,000 shares of common stock to eligible employees until April 30, 2005. All shares delivered under the Plan will be issued from treasury stock acquired on the open market by the company.

Stock options are granted at an exercise price of not less than the fair value of the underlying stock on the date of the grant. Except for the stock options granted on September 1, 1999, discussed below, stock options granted under the Plan generally become exercisable after a period of three years from the first day of the fiscal year of grant and expire seven years thereafter. The fair values of the options granted during 1998, 1999, and 2000 were $12.24, $13.74, and $16.37 per option, respectively. Fair values were estimated using the Black-Scholes pricing model with the following assumptions:

                                      1998      1999      2000
--------------------------------------------------------------
Risk-free interest rate               6.2%      5.5%      5.9%
Expected volatility                  18.1%     17.4%     21.6%
Expected dividend yield               2.2%      2.2%      2.2%
Expected life (years)                   6         6         6

On September 1, 1999, the company made a special grant of 486,250 stock options with an exercise price of $100 per share, which become exercisable on May 1, 2006 and expire on September 1, 2007. The fair value of these options was $5.77 per option, using the Black-Scholes pricing model with the following assumptions: a risk-free interest rate of 6.0%, expected volatility of 18.0%, an expected dividend yield of 2.2%, and an expected life of 8 years.

As of April 30, 2000, no other stock-based awards have been granted under the Plan.

The company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for stock options. Accordingly, no compensation expense has been recognized. Had compensation expense for the stock options been determined based on the fair value at the grant dates consistent with the methodology prescribed under FASB Statement No. 123, "Accounting for Stock-Based Compensation," the company's net income would have been reduced by $0.9 in 1998, $1.5 in 1999, and $2.6 in 2000. The company's basic and diluted earnings per share would have been reduced by $0.01 per share in 1998, $0.02 per share in 1999, and $0.04 per share in 2000.

The following table summarizes option activity for the three years ended April 30, 2000. All options are for an equivalent number of shares of Class B common stock.
                                                                 Weighted
                                       Options                    Average
                                     Outstanding               Exercise Price
--------------------------------------------------------------------------------
Balance, April 30, 1997                 153,152                  $ 36.13
   Granted                              250,277                    49.13
   Forfeited                            (15,677)                   42.09
                                      ------------------------------------------
Balance, April 30, 1998                 387,752                    44.27
   Granted                              245,880                    61.25
   Forfeited                            (18,043)                   45.18
                                      ------------------------------------------
Balance, April 30, 1999                 615,589                    51.03
   Granted                              804,268                    85.09
   Exercised                             (6,154)                   36.13
   Forfeited                            (14,164)                   95.46
                                      ------------------------------------------
Balance, April 30, 2000               1,399,539                    70.22
                                      ==========================================

The following table summarizes the status of stock options outstanding as of April 30, 2000, by exercise price:

                                            Remaining
Exercise Price        Options              Contractual               Options
  Per Option        Outstanding            Life (Years)            Exercisable
--------------      -----------            ------------            -----------
 $ 36.13               132,330                 6.0                   132,330
   49.13               231,201                 7.0                      --
   61.25               245,830                 8.0                      --
   62.25               316,678                 9.0                      --
  100.00               473,500                 7.3                      --
                    -----------                                    -----------
                     1,399,539                                       132,330
                    ===========                                    ===========


15. SUBSEQUENT EVENTS
On May 17, 2000, the company reached an agreement with Glenmorangie plc to become the sales and marketing representatives for the Glenmorangie and Ardberg Single Malt Scotch brands in certain global markets, including Continental Europe, the Far East, Australia, Mexico, Canada, the Carribean, and South America. In connection with this arrangement, the company is purchasing shares representing approximately 10% of the voting rights of Glenmorangie plc at a cost of $15.

On June 15, 2000, the company agreed to form a global alliance with Altia Group Ltd to market and sell Finlandia Vodka. Brown-Forman will acquire 45% of Finlandia Vodka Worldwide Ltd (FVW), which owns the Finlandia trademark and the rights to market Finlandia Vodka, at a purchase price of approximately $83. FVW will employ Brown-Forman as Finlandia's distributor or representative in all markets other than Finland and the Nordic countries, the Baltic States, the Czech Republic, and Poland. Brown-Forman is currently Finlandia's distributor in the United States. During the three-year period ending December 31, 2006, Brown-Forman may be required to acquire all or some of Altia's remaining 55% interest in FVW.

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

We are responsible for establishing and maintaining a system of internal control designed to provide reasonable assurance at reasonable cost that financial records are reliable for preparing financial statements and that assets are properly accounted for and safeguarded. The company has an internal audit function that is intended to provide a review and monitoring process that allows the company to be reasonably sure that the system of internal control operates effectively. In addition, as part of the audit of the financial statements, PricewaterhouseCoopers LLP completed a study and evaluation of selected internal accounting controls to establish a basis for reliance thereon in determining the nature, timing, and extent of audit tests to be applied. We have considered the internal auditors' and PricewaterhouseCoopers LLP's recommendations concerning the system of internal control and have taken actions that we believe are cost-effective in the circumstances to respond appropriately to these recommendations. We believe that as of April 30, 2000, the system of internal control is adequate to accomplish the objectives discussed herein.

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



/s/ Owsley Brown II
Owsley Brown II
Chairman of the Board
 and Chief Executive Officer



/s/ Steven B. Ratoff
Steven B. Ratoff
Executive Vice President
 and Chief Financial Officer



                        REPORT OF INDEPENDENT ACCOUNTANTS


BROWN-FORMAN CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Brown-Forman Corporation and Subsidiaries ("the Company") at April 30, 1998, 1999 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
May 25, 2000, except as to Note 15,
 for which the date is June 15, 2000