Form 10-K, Exhibit 13
period 2010-04-30
BROWN FORMAN CORP
filed 2010-06-25
CIK 14693

Exhibit 13

BROWN-FORMAN CORPORATION
SELECTED FINANCIAL DATA
(Dollars in millions, except per share amounts)

Year Ended April 30,	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010

Continuing Operations:
Net sales	$1,572	1,618	1,795	1,992	2,195	2,412	2,806	3,282	3,192	3,226
Gross profit	$848	849	900	1,024	1,156	1,308	1,481	1,695	1,577	1,611
Operating income	$320	326	341	383	445	563	602	685	661	710
Income from continuing operations	$200	212	222	243	339	395	400	440	435	449
Weighted average shares used to calculate earnings per share
- Basic	171.2	170.8	168.4	151.7	152.2	152.6	153.6	153.1	150.5	147.8
- Diluted	171.4	171.2	168.9	152.5	153.1	154.3	155.2	154.4	151.4	148.6
Earnings per share from continuing operations
- Basic	$1.17	1.24	1.32	1.60	2.23	2.59	2.60	2.87	2.88	3.03
- Diluted	$1.17	1.24	1.32	1.59	2.22	2.56	2.58	2.84	2.87	3.02
Gross margin	53.9%	52.5%	50.1%	51.4%	52.7%	54.2%	52.8%	51.6%	49.4%	50.0%
Operating margin	20.3%	20.2%	19.0%	19.2%	20.3%	23.3%	21.5%	20.9%	20.7%	22.0%
Effective tax rate	35.8%	34.1%	33.6%	33.1%	32.6%	29.3%	31.7%	31.7%	31.1%	34.1%
Average invested capital	$1,016	1,128	1,266	1,392	1,535	1,863	2,431	2,747	2,893	2,825
Return on average invested capital	20.7%	19.3%	18.0%	18.5%	23.0%	21.9%	17.4%	17.2%	15.9%	16.6%

Total Company:
Cash dividends declared per common share	$0.51	0.54	0.58	0.64	0.73	0.84	0.93	1.03	1.12	1.18
Average stockholders’ equity	$1,111	1,241	1,290	936	1,198	1,397	1,700	1,668	1,793	1,870
Total assets at April 30	$1,939	2,016	2,264	2,376	2,649	2,728	3,551	3,405	3,475	3,383
Long-term debt at April 30	$33	33	629	630	351	351	422	417	509	508
Total debt at April 30	$237	200	829	679	630	576	1,177	1,006	999	699
Cash flow from operations	$232	249	243	304	396	343	355	534	491	545
Return on average stockholders’ equity	20.7%	18.1%	18.7%	27.1%	25.7%	22.9%	22.9%	26.4%	24.2%	24.0%
Total debt to total capital	16.6%	13.2%	49.4%	38.3%	32.5%	26.9%	42.8%	36.8%	35.5%	26.9%
Dividend payout ratio	38.1%	41.4%	41.1%	38.2%	36.1%	40.0%	36.8%	35.8%	38.9%	38.7%

Notes:
1.
Includes the consolidated results of Finlandia Vodka Worldwide, Tuoni e Canepa, Swift & Moore, Chambord, and Casa Herradura since their acquisitions in December 2002, February 2003, February 2006, May 2006, and January 2007, respectively.

2.
Weighted average shares, earnings per share, and cash dividends declared per common share have been adjusted for a 2-for-1 common stock split in January 2004 and a 5-for-4 common stock split in October 2008.

3.
We define return on average invested capital as the sum of net income (excluding extraordinary items) and after-tax interest expense, divided by average invested capital. Invested capital equals assets less liabilities, excluding interest-bearing debt.

4.	We define return on average stockholders' equity as net income applicable to common stock divided by average stockholders' equity.
5.	We define total debt to total capital as total debt divided by the sum of total debt and stockholders' equity.
6.	We define dividend payout ratio as cash dividends divided by net income.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Below, we review Brown-Forman’s consolidated financial condition and results of operations and present the data to help you understand our business and the context for our results for the fiscal years ended April 30, 2008, 2009, and 2010. We also comment on our anticipated financial performance, discuss factors that may affect our future financial condition and performance, and make other forward-looking statements. Please read this section of our report together with the consolidated financial statements for the year ended April 30, 2010, their related notes, and the important information on forward-looking statements on page 67. This lists some risk factors that could cause actual results to differ materially from what we currently expect.

EXECUTIVE OVERVIEW

Brown-Forman Corporation is a diversified producer and marketer of high-quality consumer beverage alcohol brands. We are one of the largest American-owned wine and spirits companies, and our products include Tennessee, Canadian, and Kentucky whiskeys; Kentucky bourbon; tequila; vodka; liqueur; California sparkling wine; table wine; and ready-to-drink (RTD) products. We have more than 35 brands, including Jack Daniel’s and its related brands; Finlandia; Southern Comfort; Tequila Herradura; el Jimador; Canadian Mist; Chambord; Woodford Reserve; Fetzer, Bonterra, and Sonoma-Cutrer wines; and Korbel Champagne. Our brands are sold in more than 135 countries, and our largest operations are in the United States, Mexico, Australia, the United Kingdom, and Poland.

OUR STRATEGIES AND OBJECTIVES

At Brown-Forman, our mission is to enrich the experience of life, in our own way, by responsibly building beverage alcohol brands that thrive and endure for generations. As we finished the first decade of the 21st century, we cast our eye back on our performance over the last 10 years. The decade started with economic and geopolitical turmoil. Through the course of the decade, we not only continued to grow – we believe we performed consistently at or near the top of the industry over the period in underlying operating income growth and return on average invested capital and delivered total shareholder return of 13% compounded annually, which compares favorably to the S&P 500’s compound ten-year return of 0%. Over the past decade, we adjusted our portfolio of brands through a variety of means including acquisitions, divestitures, and the introduction of line extensions and new products. Since the turn of this century, we made important investments to improve our in-market knowledge and influence over our most critical brand-building activities by significantly developing our global route-to-market processes and strategies in a number of countries. We expanded our portfolio around the world and impressively grew the Jack Daniel’s family of brands from just under 8 million nine-liter cases to nearly 15 million nine-liter cases in ten short years.

Now, as we look toward a new decade, once again we find ourselves in a world punctuated with economic and geopolitical turmoil. But we are confident that we can continue to drive sustainable growth; and we see the potential to double the size of our business over the next decade by:
•	expanding the reach of our portfolio of brands;
•	appealing to consumers around the world by innovating through new packaging design, line extensions, and new product offerings; and
•	delivering industry-leading return on invested capital and total shareholder return over the long term that continues to outperform the S&P 500.
And in doing so, achieve our highest ambition - to perpetuate Brown-Forman as an independent and thriving enterprise for generations to come.

To accomplish our vision, we have five strategic aspirations we will focus on as we move through the next decade towards our 150th anniversary in 2020:

1.
Continue to expand the Jack Daniel’s family, including Black Label, and make Jack Daniel’s the fastest-growing brand trademark in retail sales among the world’s largest premium spirits brands. We plan to do this by keeping Jack Daniel’s Black Label strong, healthy, and relevant to consumers worldwide, and by taking advantage of the abundant opportunities for growth of the current Jack Daniel’s family and future line extensions across countries, price segments, channels, and consumer groups.

2.
Grow the rest of our portfolio at a rate faster than the growth of the Jack Daniel’s franchise. To achieve this, we will strive to grow brands such as Southern Comfort and Finlandia, and expand the reach of our tequila brands, Herradura and el Jimador, and super-premium brands, including Sonoma-Cutrer and Woodford Reserve, globally. Realizing this potential will require us to use innovative products and packaging to seize new business opportunities and leverage our trademarks into new consumption occasions.

3.
Continue to grow our business in the United States, our largest market, and grow our market share of dollar sales in the U.S. spirits industry as a whole. We expect to do this through stronger participation in fast-growing spirits categories such as vodka and tequila, continued product and packaging innovation, continued route-to-market proficiency, and brand building among growing consumer segments.

4.
Grow our business in the rest of world outside United States. Our business outside the U.S. has grown at a faster rate than our business in the United States over the past 15 years. We expect this trend to continue and it is important to our overall growth in this next decade. To aid in the realization of this strategy, we expect to focus our resources on markets to develop and grow our portfolio including markets in developed economies such as France, Australia, Germany, and Poland. We will also evolve route-to-market strategies in markets to continue to expand our access to and understanding of consumers. And we expect Brazil, Russia, India, and China (BRIC) and other markets to gain significantly in importance.

5.
Be responsible in everything we do. We endeavor to be responsible in everything we do – from reducing our environmental footprint to managing how we market our brands. We believe this responsibility is a rich source of opportunity. It allows us to build stronger consumer relationships and enduring brands, make our products more efficiently, enhance our business efforts, and maintain the trust required for our commercial freedoms. Our approach to corporate responsibility includes our civic obligations and our products’ entire environmental life cycle: how we produce or source our raw materials, how we set and maintain production standards, and how we package and distribute our products. Environmental stewardship is central to our broader social responsibilities, as is our commitment to contribute to the quality of life in the communities where our employees live, work, and raise their families.

OUR OPERATIONS AND OUR MARKETS

We employ around 3,900 people on six continents. Our headquarters are in Louisville, Kentucky, USA, where we employ about 1,100 people. We have major sales and marketing operations in Louisville, London, Sydney, Hamburg, and Guadalajara, as well as sales offices located in over 25 other cities around the globe.

Our production facilities include distillery production in Louisville and Versailles, Kentucky; Lynchburg, Tennessee; and Collingwood, Ontario. Our main tequila production facility is at Casa Herradura in Amatitán, Mexico. We also have production facilities in France and Ireland and contract production in Australia, Finland, and the Netherlands. Our Brown-Forman Cooperage operation in Louisville is the world’s largest producer of whiskey barrels.

We operate distribution companies in a number of markets where we sell directly to retailers and wholesalers. These include Australia, China, the Czech Republic, Korea, Mexico, Poland, and Taiwan.

Over the last 10 years, we have made tremendous strides in expanding our international footprint. Today, we sell our brands in more than 135 countries and generate 53% of our net sales outside the United States. The United States remains our largest, most important market, contributing 47% of our net sales in fiscal 2010, down from the 48% contribution in fiscal 2009. Our net sales in the United States declined slightly for fiscal 2010, while growing at about 3% elsewhere on both a reported and constant-currency basis. (“Constant-currency” represents reported net sales with the effect of currency fluctuations removed. We present our sales data on a constant-dollar basis because exchange rate fluctuations can distort the underlying1 change in sales, either positively or negatively.)

	2000	2010
Net Sales Contribution:
United States	78%	47%
International	22%	53%

Europe, our second-largest region, accounts for 27% of our net sales. For fiscal 2010, net sales in Europe were down about 1% on an as-reported basis. After adjusting for the effects of a weaker dollar, net sales in Europe were up 2%. Overall trading conditions for the industry were weak, as consumers were cautious in the wake of the economic crisis. The crisis hit some Western European countries particularly hard, such as Spain, Italy, Greece, and Ireland, where overall consumption dropped. Many countries in Eastern Europe were also not immune to the economic crisis, and we saw some consumers trading down from premium imported spirits in certain countries there. Despite the tough economic conditions overall, our business continued to expand in Germany and France, and our flagship brand, Jack Daniel’s, continued to grow market share in several markets, including the U.K., Germany, Spain, Italy, and Greece. Additionally, we grew our market share in a number of markets in Eastern Europe, including Russia, Poland, and Romania.

Net sales for the rest of the world (other than the United States and Europe) constituted 26% of our total sales, where sales grew year over year 8% in fiscal 2010 on an as-reported basis and 6% on a constant-currency basis. This growth was driven by significant expansion of our portfolio, primarily in Australia, fueled by over one million nine-liter incremental cases of the Jack Daniel’s family of brands in fiscal 2010.

Fiscal 2010 Net Sales by Geography:
United States	47%
Europe	27%
Other	26%

Our main international markets include the U.K., Australia, Mexico, Poland, Germany, France, Spain, Italy, South Africa, China, Japan, Canada, and Russia. We continue to see significant long-term growth opportunities for our portfolio of brands in both developed and emerging markets, particularly in Eastern Europe, Asia, and Latin America.

Naturally, the more we expand our business outside the United States, the more our financial results will be exposed to exchange rate fluctuations. (In this report, “dollar” always means the U.S. dollar.) This exposure includes sales of our brands in currencies other than the dollar and the cost of goods, services, and manpower we purchase in currencies other than the dollar. Because we sell more in local currencies than we purchase, we have a net exposure to changes in the dollar’s strength. To buffer these exchange rate fluctuations, we regularly hedge a portion of our foreign currency exposure. But over the long term, our reported financial results will generally be hurt by a stronger dollar and helped by a weaker dollar.

During fiscal 2010, the impact of the global economic crisis on consumption of premium spirits continued to affect us in a number of ways. We saw less activity in on-premise accounts such as bars, pubs, and restaurants in many of our markets around the world as consumers continued to shift to more at-home consumption and dining. Evidence of consumers trading down from super-premium and premium brands to popular and value-priced brands continued in the United States and in several other markets. Distributors and retailers continued to reduce inventory levels in some markets outside the United States, such as Eastern Europe, where credit remained constrained. But our financial results benefitted in fiscal 2010 from retailers and distributors cautiously rebuilding some inventory in the United States and some markets in Western Europe. While a number of markets have returned to economic growth, we believe the macro environment will remain volatile and could constrain our performance in the near term. Nevertheless, we believe the long-term growth potential for high-quality spirits remains positive due to favorable demographic trends and continued consumer desire for premium brands. This is particularly true in many emerging markets where Western premium brands are aspirational.

1 Underlying change represents the percentage increase or decrease in reported financial results in accordance with generally accepted accounting principles in the United States, adjusted for certain items. We believe providing underlying change helps provide transparency to our comparable business performance.

OUR BRANDS

Our objectives for growing sales and earnings are based on expanding the reach of our brands geographically, introducing new brand offerings, acquiring brands, increasing prices, and divesting non-core and under-performing assets. Over the past several years, we have made significant advances in each area, including:
•	expanding international sales;
•	developing new flavors in the vodka and RTD categories;
•	acquiring the Casa Herradura2 tequila brands and Chambord liqueur in fiscal 2007;
•	increasing prices strategically;
•	completing the divesture of our consumer durables business in fiscal 2007; and
•	divesting our Italian wine brands, Bolla and Fontana Candida, in fiscal 2009.

We built on these objectives in fiscal 2010 as we achieved record earnings by:
•	continuing our international growth;
•	developing new packaging and flavors for a number of brands; and
•	leveraging our existing assets by introducing several of the brands in our portfolio, including RTD offerings, in a number of markets around the world.

Total depletions (shipments direct to retailers or from distributors to wholesalers and retailers) for the active brands in our portfolio were 35 million nine-liter cases, up 3% over the volumes in fiscal 2009 for comparable brands. Nine of our brands saw depletions of more than one million nine-liter cases in fiscal 2010.

Jack Daniel’s Tennessee Whiskey is the most important brand in our portfolio and one of the largest, most profitable spirits brands in the world. Global depletions for Jack Daniel’s increased by 2% in fiscal 2010, an improvement from its 1% growth in fiscal 2009. Although the global recession continued to dampen sales in a number of markets, the brand benefitted from some modest restocking by distributors and retailers in the United States and some markets in Western Europe. The brand registered flat volumes in its largest market, the United States, and slight growth in the U.K., where the brand exceeded the one-million-case milestone. Jack Daniel’s experienced double-digit depletion gains in several markets, including Australia, Mexico, France, Germany, Russia, Poland and Turkey, while declining in several southern European markets and South Africa.

Despite the global economic crisis, Jack Daniel’s was the only brand of the top five premium global spirits brands that grew depletions in calendar year 2009 (according to a February 2010 report by Impact Databank, a New York industry research group). This achievement underscores the iconic image of the brand, which not only improved its trends in one of the most difficult economic environments we have faced, but reinforces our belief in its long-term attractiveness and sustained growth potential.

Because Jack Daniel’s generates a significant percentage of our total net sales and earnings, it remains a top priority, vital to our overall performance. Any significant decline in Jack Daniel’s volume or selling price, particularly over an extended time, could materially depress our earnings. We remain encouraged by the brand’s resilience in the face of a challenging environment and its continued development in emerging markets. As economies continue to recover, we anticipate the trends in the brand’s more established markets will improve (as we saw in its largest market, the United States, during the second half of fiscal 2010).

The Jack Daniel’s family of brands, which includes Jack Daniel’s Tennessee Whiskey, Gentleman Jack, Jack Daniel’s Single Barrel, and Jack Daniel’s RTD products such as Jack Daniel’s & Cola, Jack Daniel’s & Ginger, and Jack Daniel’s Country Cocktails, grew volumes 12% globally on a nine-liter case basis in fiscal 2010 and 3% on an equivalent basis. (Equivalent depletions represent the conversion of RTD brands to a similar drink equivalent as the parent brand. RTD nine-liter case volume is divided by 10.) Net sales of the brand family grew 8% on an as-reported basis and 7% on a constant-currency basis. Line extensions of Jack Daniel’s grew at a faster rate than Jack Daniel’s Tennessee Whiskey and contributed to more than half of the growth for the year.

The benefit of our repackaging of Gentleman Jack, launched in fiscal 2007, continued in fiscal 2010, as volumes grew nearly 16%, surpassing 300,000 nine-liter cases, and net sales grew over 20% on both an as reported and constant currency basis. We introduced new packaging on Jack Daniel’s Single Barrel in fiscal 2010, which re-ignited the brand’s performance, growing depletions 14% in fiscal 2010 compared to a 2% decline in fiscal 2009. Similar trends were seen on the net sales for the brand – they increased double digits compared to a decline in fiscal 2009 on both an as reported and a constant currency basis.

Perhaps even more impressive was the growth we experienced in fiscal 2010 for the Jack Daniel’s RTD brands, where depletions grew 39% in fiscal 2010, on top of a 4% increase in fiscal 2009, and net sales increased 48% on an as-reported basis and 37% on a constant-currency basis. This growth was fueled by strong gains in Australia and Germany and the expansion of the products into new markets including the U.K., southern Europe, and Mexico. We believe that Jack Daniel’s RTDs will continue to provide a growth opportunity for us. They offer not only a great tasting, convenient expression of the brand that appeals to consumers but also an effective marketing tool for the parent brand.

Finlandia and Southern Comfort are the two next most important brands for us. Fiscal 2010 was a tough year for Finlandia as its volume declined 1%. The brand was adversely affected by the severe economic slowdown in its most important markets in Eastern Europe, where the credit crisis lagged the developed markets of the world. The effect was most acute in Poland, where retailers and wholesalers reduced inventories. Consumers appeared more cautious in their spending patterns, reducing the number of visits to bars and restaurants and trading down to lower-priced and locally produced brands. Pricing pressure also hurt the brand’s performance, particularly in the United States, and sales mix effects in Poland due to size and flavor shifts. As a result, global net sales for Finlandia declined 12% on an as-reported basis and 9% on a constant-currency basis. To help improve the brand’s trends, we plan to introduce new packaging and expand Finlandia’s flavors to a number of markets during fiscal 2011.

2 Includes el Jimador, Herradura, New Mix (a tequila-based RTD product), Antiguo, and Suave 35.

Southern Comfort too had a difficult year, as depletions declined 6% in fiscal 2010. Net sales declined 3% in fiscal 2010 on an as-reported basis and 5% on a constant-currency basis. The brand continued to be hurt in part by the consumers’ shift toward more off-premise drinking occasions, where consumers are less likely to mix complicated cocktails, particularly in its two largest markets, the United States and the U.K. Increased competition from the introduction of flavored whiskeys, flavored vodkas, and spiced rums in the U.S. also contributed to the decline in depletions for the fiscal year.

To reinvigorate the brand’s growth and to realize our objective of expanding our existing trademarks into new business opportunities, we introduced Southern Comfort Hurricane and Southern Comfort Sweet Tea ready-to-pour (RTP) products in the United States and Southern Comfort Lemonade and Lime RTD products in the U.K. during fiscal 2010. We are encouraged by the early performance of these line extensions; when combined with the parent brand, the overall brand family depletions on a nine-liter case basis declined only 1%. We are introducing new packaging for the Southern Comfort brand and additional new products into the brand family to build on this momentum in fiscal 2011 and help return the brand family to growth.

In fiscal 2010, we continued to expand the geographic footprint of the tequila and tequila-based brands acquired as part our fiscal 2007 Casa Herradura acquisition. el Jimador, the #1 selling tequila brand in Mexico, grew volumes nearly 40% outside of its largest market, Mexico, as depletions grew 33% in the United States. We introduced a new label and a new bottle carton for the super-premium Tequila Herradura brand, during fiscal 2010. Since then, the brand’s depletion trends reversed from declines to double-digit growth globally over the second half of fiscal 2010.

One way we are leveraging the assets we acquired is by geographically expanding and introducing the Antiguo and New Mix brands into selected markets in the United States. We believe our tequila brands have considerable potential for future growth in a growing category both in the United States and elsewhere. We plan to further expand our tequila brands geographically in fiscal 2011 and to leverage innovation with a new package for Herradura and the introduction of line extensions.

Reflecting consumers’ tendency to trade down during recessions, depletion trends for our mid-priced brands generally improved in fiscal 2010, including those for Canadian Mist, Early Times and Korbel Champagne, while depletions for Little Black Dress wines continued to grow. Depletion trends for our largest wine brand, Fetzer, declined. Overall, these are largely off-premise-driven brands in fiercely price-competitive segments. Although they have seen some short-term benefit from consumers trading down in the current difficult economic environment, we expect longer-term growth for most of these brands to be modest.

Most of our brands in the super-premium price category continued to grow despite economic headwinds and some consumers trading down. Woodford Reserve, Sonoma-Cutrer, Chambord, and Bonterra all posted depletion gains in fiscal 2010. We remain encouraged by the resilience of these small-but-growing super-premium brands and expect to see more growth opportunities as the global economy continues to improve.

OUR DISTRIBUTION NETWORK

A critical component to expanding the reach of our brands around the world is ensuring that consumers can find our products whenever and wherever they seek a premium beverage alcohol brand. To accomplish this broad access, we use a variety of distribution models around the world. Among the factors we consider in choosing the distribution model for a given market are (1) that market’s long-term attractiveness and competitive dynamics and (2) our portfolio’s stage of development in that market. Based on this assessment, we choose the most appropriate model to optimize our access to consumers in that market at that time. That choice can evolve as market dynamics change and as our portfolio matures.

We own and operate distribution networks in a handful of markets, including Australia, China, the Czech Republic, Korea, Mexico, Poland, and Taiwan. In these markets, we sell our products directly to retail stores or to wholesalers. In the U.K., we partner with another supplier, Bacardi, to sell a combined portfolio of our companies’ brands. In the United States, we sell our products either to wholesalers or (in states that directly control alcohol sales) to state governments that then resell to retail customers and consumers. In many other markets, we rely significantly on other spirits producers to distribute our products. While to date it has happened only rarely, consolidation among wholesalers in the United States or among spirits producers around the world could hinder the distribution of our products in the future as a result of reduced attention to our brands, the possibility that our brands may comprise a smaller portion of their business, or a changing competitive environment.

During fiscal 2010, we evaluated our route-to-consumer strategy in more than a dozen countries in Europe, North America, and South America. As a result, we will be making changes in a number of markets in fiscal 2011. These changes include expanding the number of markets where we own our distribution to include Germany, Canada, and Brazil, and expanding our cooperation with Coca-Cola Hellenic Bottling (CCHB) to include Russia. CCHB is also our distributor in Hungary, Ukraine, Croatia, and Slovenia. We anticipate that we will be able to leverage their distribution prowess to further develop our brands in the retail trade in the important Russian market.

In the remaining markets that we reviewed in fiscal 2010, we renewed some distribution arrangements and replaced others. These changes should improve our ability to influence and access local consumers. In fiscal 2011, we expect to review our route-to-consumer strategies in additional markets in Asia. We expect to pursue strategies and partnerships that will improve our in-market brand-building efforts. But in the short term, if changes are made to our route-to-consumer in a market, we could experience temporary sales disruptions, transition expenses, and costs of establishing infrastructure which may initially more than offset margin gains.

OUR COMPETITION

We operate in a highly competitive industry. We compete against many global, regional, and local brands in a variety of categories of beverage alcohol; but most of our brands compete primarily in the industry’s premium end. Trade information indicates that we are one of the largest suppliers of wine and spirits in the United States. While the industry has consolidated considerably over the last decade, the 10 largest global spirits companies control less than 20% of the total global market for spirits, and in Asia their share is less than 15%. We believe that the overall market environment offers considerable growth opportunities for exceptional builders of high-quality wine and spirits brands.

OUR BUSINESS ENVIRONMENT

Our long-term prospects are excellent. We anticipate the demand for wine and spirits to continue to grow in most of our largest markets over the medium and long term, as well as in many of the markets where our products are starting from a lower base. Favorable demographic trends in the United States (through 2014), Asia and other markets encourage us.

We see enormous potential for our brands to continue to grow in the global marketplace. Markets outside the United States accounted for only about 22% of our net sales in fiscal 2000; today our international business contributes 53% to our net sales. And yet our current business accounts for only 1% of the total global market for wine and spirits. We see great opportunities for global growth not only in emerging markets (such as Brazil, Russia, India, and China) but also in economically developed ones (such as the U.K., France and Australia), where we are still establishing a strong presence.

Several of our major brands have enjoyed long lives already, and can continue to grow for decades to come. (For example, Jack Daniel licensed his distillery in 1866, and the Herradura and Old Forester brands originated in 1870). The beverage alcohol business (especially the premium brands in our portfolio) provides exceptional gross profit margins and returns. The recent global recession decreased disposable income and encouraged a newfound frugality for many consumers. At first, this trend hurt some of our higher-priced brands that do well on-premise. But we were able to optimize our mix of total investments behind many brands, capitalize on our operational flexibility and reallocate resources to effectively reach consumers around the world. As a result, we believe that our financial performance for fiscal 2010 was in the top tier of our industry. Because we have been able to perform well despite economic headwinds, we believe our future is filled with opportunity.

Public attitudes; government policies. Despite these favorable trends and growth opportunities, our ability to market and sell our products depends heavily on society’s attitudes toward drinking and government policies that flow from them. A number of organizations blame alcohol manufacturers for the problems associated with alcohol misuse. Some critics claim that beverage alcohol companies intentionally market their products to encourage underage drinking. Legal or regulatory measures directed in response against beverage alcohol (including its advertising and promotion) could adversely affect our sales and business prospects.

Illegal alcohol consumption by underage drinkers and abusive drinking by a minority of adult drinkers give rise to public issues of great significance. Alcohol industry critics seek governmental measures to make beverage alcohol more expensive, less available, and more difficult to advertise and promote. We believe these strategies are ineffective and ill-advised. In our view, society is more likely to curb alcohol abuse by better educating consumers about beverage alcohol and moderate drinking than by restricting alcohol advertising and sales or by imposing punitive taxes.

We strongly oppose underage and abusive drinking. We carefully target our products only to adults of legal drinking age. We have developed a comprehensive internal marketing code and also adhere to marketing and advertising guidelines of the U.S. Distilled Spirits Council, the Wine Institute, and the European Forum for Responsible Drinking, among others. We contribute significant resources to The Century Council, an organization that we and other spirits producers created in the early 1990s to combat alcohol misuse including drunk driving and underage drinking. We actively participate in similar organizations in our other markets.

Regulatory measures against our industry are of particular concern in Europe, where many countries are considering more restrictive alcohol policies.

The World Health Assembly (the governing body of the World Health Organization) recently approved a global strategy on the harmful use of alcohol. The strategy contains a menu of policy options that member states can tailor to their cultures and context. Importantly, the strategy recognizes the beverage alcohol industry as a legitimate stakeholder and puts the focus on reducing “harmful” or “excessive” use and abuse and not on drinking per se. We view this development as largely positive.

An important commitment of the beverage alcohol industry is the implementation of the Global Actions on Harmful Drinking in the areas of preventing drunk driving, increasing uptake of self-regulation, and better understanding of non-commercial alcohol. The International Center for Alcohol Policies (ICAP), a not-for-profit organization, is managing this significant effort, just getting underway in 18 countries. Major producers of beverage alcohol, including Brown-Forman, are supporting this initiative.

Policy objectives. Broadly speaking, we seek two things:
1.	recognition that beverage alcohol should be regarded like other products that have inherent benefits and risks, and
2.	equal treatment for distilled spirits, wine, and beer - all forms of beverage alcohol - by governments and their agencies.

We acknowledge that beverage alcohol, when misused or abused, can contribute to social and health issues. But we also believe strongly that beverage alcohol should be viewed like other consumer products - such as food and motor vehicles - that can also be hazardous if misused. Beverage alcohol plays an important part in enriching the lives of the vast majority of those who choose to drink. That is why we stress responsible consumption as we promote our brands. It is also why we discourage underage drinking and irresponsible drinking, including drunk driving. We believe that the optimal way to discourage alcohol misuse and abuse is by partnering with parents, schools, law enforcement, and other concerned stakeholders.

Distilled spirits, wine, and beer are all forms of beverage alcohol, and we believe governments should treat them equally. But generally, and especially in the United States, distilled spirits are taxed far more punitively than beer per ounce of alcohol, and are subject to tighter restrictions on where and when consumers can buy them. Compared with beer and wine, distilled spirits are also denied the right to advertise in some venues. Achieving greater cultural acceptance of our products and parity with beer and wine in having access to consumers is a major goal that we share with other distillers. We seek both fairer distribution rules (such as Sunday sales in those U.S. states that still ban them) and laws that permit product tasting, so that consumers can sample our products and buy them more easily. We encourage rules that liberalize international trade, so that we can expand our business more globally. As we explain below, we oppose tax increases that make our products more expensive for consumers, and seek to reduce the tax advantage that beer currently enjoys.

Taxes. Recent proposals in the United States to increase taxes on beverage alcohol to generate revenue are of considerable concern. Beverage alcohol is already taxed separately and substantially through state and federal excise taxes (FET), above and beyond corporate income taxes on their producers. Some U.S. states also charge sales tax on distilled spirits, even though they already collect state excise taxes. The U.S. FET for spirits per ounce of pure alcohol is twice that for beer. Besides placing a disproportionate tax burden on spirits, any FET increase would have a negative economic effect on the hospitality industry and its millions of workers.

In 2009, only two of the top ten global spirits companies were based in the United States. Several former U.S.-based beverage companies have been acquired by foreign companies over the years and shifted employment and trademark ownership to countries with more favorable tax regimes. We estimate that our fiscal 2011 effective corporate income tax rate will be about 33%, compared to recent effective rates ranging from 7.3% to 25% for our largest foreign competitors. Obviously this is a significant economic disadvantage for us. Current discussions in the U.S. Congress about decreasing or eliminating U.S. companies’ ability to:
1) receive a tax credit for foreign taxes paid; and
2) obtain a current U.S. tax deduction for certain expenses in the U.S. related to foreign earnings could magnify this disadvantage and further erode global competitiveness for U. S. companies like ours.

The U.S. Congress is also considering the repeal of the LIFO (last-in first-out) treatment of inventory, an accepted tax and accounting practice in the United States for over 70 years. We strongly oppose this repeal because LIFO is designed to minimize artificial inflation gains and to reflect replacement costs accurately. LIFO is particularly important to companies like ours, whose aging process requires some distilled spirits to be held in inventory for several years before being sold. As contemplated, LIFO repeal would also result in an unprecedented “recapture” of tax benefits received in prior years - in effect, a retroactive tax increase.

We face the risk of increased tax rates and tax law changes in many of our international markets as well. This risk increases as we expand the scale of our business outside the United States.

OUR MARKET RISKS

We are exposed to market risks arising from adverse changes in commodity prices affecting the cost of our raw materials and energy, foreign exchange rates, and interest rates. We try to manage risk responsibly through a variety of strategies, including production initiatives and hedging strategies. Our foreign currency hedging contracts are subject to changes in exchange rates, our commodity futures and option contracts are subject to changes in commodity prices, and some of our debt obligations are subject to changes in interest rates. We discuss these exposures below and also provide a sensitivity analysis as to the effect the changes could have on our results of operations.

See Note 4 to our consolidated financial statements for details on our grape and agave purchase obligations, which are exposed to commodity price risk, and “Critical Accounting Estimates” for a discussion of our pension and other postretirement plans’ exposure to interest rate risks.

See “Important Information on Forward-Looking Statements” (page 67) for details on how economic conditions affecting market risks also affect the demand for and pricing of our products.

Foreign Exchange. Foreign currencies’ strength relative to the dollar affects sales and the cost of purchasing goods and services in our other markets. We estimate that our foreign currency revenues for our largest exposures will exceed our foreign currency expenses by approximately $500 million in fiscal 2011. Foreign exchange rates also affect the carrying value of our foreign currency denominated assets and liabilities.

To the extent that these foreign currency exposures are not hedged, our results of operations and statement of financial operations improve when the dollar weakens against foreign currencies and decline when the dollar strengthens against them. But we routinely use foreign currency forward and option contracts to hedge our transactional foreign exchange risk and in some circumstances, our net asset exposure. Provided these contracts remain effective, we will not recognize any unrealized gains or losses until we either recognize the underlying hedged transactions in earnings or convert the underlying hedged net asset exposures. At April 30, 2010, our total foreign currency hedges had a notional value of $400 million, with maximum term outstanding of 27 months, and a net unrealized loss of less than $1 million.

As of April 30, 2010, we hedged approximately 50% of our total transactional exposure to foreign exchange fluctuations in 2011 for our major currencies by entering into foreign currency forwards and option contracts. We currently expect our fiscal 2011 earnings to be hurt when compared to fiscal 2010 due to the effect of the recent significant strengthening of the dollar on our unhedged exposures. But if the dollar weakens, the effect on the unhedged portion would help our fiscal 2011 reported results.

More specifically, incorporating the effect of our hedging program at April 30, 2010, we estimate that, for our significant currency exposures, if the average value of the U.S. dollar were to increase 10% in fiscal 2011 relative to our fiscal 2010 effective rates, our fiscal 2011 operating income would decrease by $35 million. Conversely, if the value of the U.S. dollar were to decline 10% relative to fiscal 2010 effective rates, our operating income would increase by $38 million.

Commodity Prices. Commodity prices are affected by weather, supply and demand conditions, and other geopolitical and economic variables. We use futures contracts and options to reduce the price volatility of corn. At April 30, 2010, we had outstanding hedge positions on approximately 3 million bushels of corn with unrealized losses of less than $1 million. We estimate that a 10% decrease in corn prices would increase the unrealized loss at April 30, 2010, by $1 million. We expect to mitigate the effect of increases in our raw material costs through our hedging strategies, ongoing production and cost saving initiatives, and targeted increases in prices for our brands. In addition, we are developing a climate-change strategy to assess the significance of risks related to the availability and prices of our key agricultural inputs, including grains, grapes, agave, and water and to adopt mitigation measures where appropriate.

Interest Rates. Our cash and cash equivalents, variable-rate debt, and fixed-to-floating interest rate swaps are exposed to the risk of changes in interest rates. Based on the April 30, 2010, balances of variable-rate debt, interest rate swaps, and investments, a 1% point increase in interest rates would increase our annual interest expense (net of interest income on cash and equivalents) by $2 million.

OUR FISCAL 2011 EARNINGS OUTLOOK

We expect a moderately better global economic environment and slightly improved consumer trends in fiscal 2011. However, there are a number of uncertainties we see as we start fiscal 2011 including the ongoing volatile macroeconomic conditions, expected uneven pace of recovery around the world, unanticipated success or disruption from distribution moves we are planning in fiscal 2011, changes in distributor and retail inventory levels, consumer response to innovation activities that we plan to introduce this year, and significant recent volatility in foreign exchange rates. Given these uncertainties, we currently expect our fiscal 2011 earnings per share to be within a range of $2.98 to $3.38, compared to fiscal 2010 earnings per share of $3.02. Excluding these uncertainties, we anticipate a continuation of underlying operating income growth in the mid-single digits.

RESULTS OF OPERATIONS

Our total diluted earnings per share were a record $3.02 for fiscal 2010. Our business includes strong brands representing spirits such as whiskey, bourbon, vodka, tequila, and liqueur, a wide range of varietal wines, and champagnes. The largest market for our brands is the United States, which generally prohibits wine and spirits manufacturers from selling their products directly to consumers. Instead, we sell our products to wholesale distributors or state-owned operators, who then sell the products to retailers, who in turn sell to consumers. We use a similar tiered distribution system in many markets outside the United States, but we distribute our own products in several markets, including Australia, China, the Czech Republic, Korea, Mexico, Poland, and Taiwan. During fiscal 2010, we made decisions to implement a number of route-to-consumer changes including new direct investments in distribution in three countries, Germany, Brazil, and Canada, beginning at various times during fiscal 2011.

Distributors and retailers normally keep some of our products in inventory, so retailers can sell more (or less) of our products to consumers than distributors buy from us during any given period. Because we generally record revenues when we ship our products to distributors, our sales for a period do not necessarily reflect actual consumer purchases during that period. Ultimately, of course, consumer demand is critical in understanding the underlying health and financial results of our brands and business. The beverage alcohol industry generally uses “depletions” (defined on page 36) to approximate consumer demand. We also purchase syndicated data and monitor inventory levels in the trade to confirm that depletions accurately represent consumer demand.

FISCAL 2010 COMPARED TO FISCAL 2009

Net sales of $3.2 billion increased 1%, or $34 million, compared to fiscal 2009. We continued to expand our international footprint by expanding our existing portfolio despite economic headwinds in a number of markets around the globe. Net sales grew at a faster rate outside the United States than within it, where sales declined slightly. Our net sales outside the United States now constitute 53% of total sales, up from 52% a year ago. Just 10 years ago, sales outside the United States constituted less than 25% of our total net sales.

The major factors driving our fiscal 2010 change in net sales were:

Change
vs. 2009
Underlying change in net sales	1%
Volume......................................1%
Net price/mix............................0%
Estimated net change in trade inventories	1%
Discontinued brands	(1%)
Reported change in net sales	1%

“Estimated net change in trade inventories” refers to the estimated financial impact of changes in distributor inventories for our brands. We compute this effect using our estimated depletion trends and separately identify distributor inventory changes in our explanation of changes for our key measures. Based on the estimated depletions and the fluctuations in distributor inventory levels, we then adjust the percentage variances from the prior year to the current year for our key measures. We believe separately identifying the impact of this item helps to explain how varying levels of distributor inventories can affect our business.

“Discontinued brands” refers to both the December 2008 sale of our Bolla and Fontana Candida Italian wine brands and to the impact of certain agency brands distributed in various geographies that left our portfolio during the comparable period.

The primary drivers contributing to our 1% underlying growth in net sales during fiscal 2010 were the performance of several brands in our portfolio, including Jack Daniel’s & Cola, Jack Daniel’s Tennessee Whiskey, Gentleman Jack, Southern Comfort RTPs, el Jimador, Jack Daniel’s Single Barrel, and Woodford Reserve while net sales declined for Southern Comfort, Finlandia, Fetzer, and in several agency brands. Higher used-barrel sales also contributed to underlying net sales growth. Australia, Germany, France, and Turkey were the most significant countries that experienced underlying growth in net sales, while net sales declined in several countries, including Poland, Spain, the U.K., and Russia. Here are some details on our volume and sales changes for the year:

•
Global depletions for Jack Daniel’s Tennessee Whiskey grew for the 18th consecutive year, reaching 9.6 million nine-liter cases, up 2% for fiscal 2010. The brand’s expansion was fueled by 3% growth internationally, while volumes were flat in the United States. Despite overall gains internationally, several key Jack Daniel’s markets saw volumetric declines for the year, due primarily to the effects of the challenging economic conditions in certain countries and channels. Most affected were our travel retail channel, South Africa, and some Western European markets, including Italy and Spain.

In the United States, while depletions were flat, consumer takeaway trends (according to National Alcohol Beverage Control Association (NABCA) data for the 12 months ended April 2010) reflect volume declines for the brand, at nearly 3%. The difference between our depletion results and these takeaway trends implies an increase in retail inventory levels for the fiscal year, following the significant reduction in fiscal 2009. While we believe retail inventory levels are essentially back in balance to pre-recession levels, and recent takeaway trends for the three months ended April 2010 are showing improvement, an overall decline in takeaway trends for the brand in fiscal 2011 would represent a risk to our current earnings outlook for the year.

Further, the overall distilled spirits category in the United States continued to grow during fiscal 2010, though at a slower rate compared to recent years. As measured by NABCA data, U.S. industry trends indicate that for the 12 months ended April 30, 2010, total distilled spirits volume grew 1.4% while Jack Daniel’s declined approximately 3% as lower-priced brands gained share. But, Jack Daniel’s outperformed most of its major competitors on both a volume and dollar basis in this key market.

Consumer demand increased and expanded for this iconic, authentic American whiskey in several international markets, including Germany, Australia, France, Turkey, Poland (where the brand surpassed 100,000 nine-liter cases), Mexico, Russia, and many markets in Central Europe and Latin America. The brand’s largest market outside the United States, the U.K., registered modest depletion growth that resulted in the brand surpassing the one million nine-liter case mark for that market. Net sales for the brand globally increased in the low single digits on both a reported and constant-currency basis.

•
Sales of Gentleman Jack (with depletions exceeding 300,000 nine-liter cases) and Jack Daniel’s Single Barrel (with depletions nearing 100,000 nine-liter cases) grew at double-digit rates on both an as-reported and a constant-currency basis.

•
Jack Daniel’s RTDs registered significant double-digit growth in net sales on both a reported and constant-currency basis, as the brands benefitted from strong volumetric gains in Germany as well as the expansion into the U.K., Mexico, Italy, and a number of other markets. In Australia, Jack Daniel’s RTDs registered double-digit growth in both reported and constant-currency net sales and added more than 950,000 nine-liter cases during the fiscal year after growing the prior year in the high single digits.

•
After growing volumes every year since our acquisition, Finlandia depletions and net sales declined in fiscal 2010. The brand’s performance was affected by the economic downturn in its largest and most important market, Poland, due in part to retailer de-stocking and trading down by consumers. Despite these factors, Finlandia gained market share in Poland, and takeaway trends remained positive. The brand experienced depletion gains in several markets, including the United States, the U.K., Australia, and Spain. Finlandia grew in several markets in Central Europe while expanding at a double-digit rate in Russia (where we sell over 250,000 nine-liter cases) despite a declining vodka category.

•
Southern Comfort’s global depletions declined 6% in fiscal 2010, while its net sales declined on both a reported and constant-currency basis in the low and mid-single digits, respectively. Of the brand’s top five markets, only Australia grew depletions for the year. Southern Comfort’s volumetric declines for the third consecutive year continued to be caused in part by weakness in the on-premise channel around the world and by the increase in the number of flavored whiskey and vodka introductions in the United States as well as increased competition from spiced rums.

•
Three new Southern Comfort product offerings/line extensions were introduced during fiscal 2010, including Southern Comfort Hurricane and Southern Comfort Sweet Tea (both for the U.S. market) and Southern Comfort Lemonade and Lime (for the U.K. market). These RTP and RTD expressions generated incremental sales for the year as consumers purchased these new pre-mixed versions of on-premise-type cocktails for off-premise consumption. Revitalizing this brand is one of our top priorities for fiscal 2011. We believe the significant organizational focus on the brand coupled with new packaging, new line extensions, including the introduction of Southern Comfort Lime, a 50-proof product offering, and new advertising will help reinvigorate the brand’s trends in fiscal 2011.

•
In fiscal 2007, we significantly expanded and diversified our portfolio with the acquisition of the Casa Herradura tequila brands. We believe these premium and super premium brands have considerable potential for future growth because they are strong competitors in a growing category and are only now expanding their geographic footprint. During fiscal 2010, the el Jimador brand, a 100% agave tequila, expanded into markets outside the United States and registered strong double-digit depletions gains in the important United States market. The brand significantly outperformed the tequila category and grew market share in the United States.

•
Overall depletion and net sales performance were mixed for our other brands. Despite economic headwinds and some consumers trading down, several of our super-premium priced brands registered depletion gains in fiscal 2010, including Herradura, Chambord, Woodford Reserve, Sonoma-Cutrer, and Bonterra. Meanwhile, Fetzer, Canadian Mist, Tuaca, and New Mix all recorded depletion declines in fiscal 2010.

This table highlights our major brands’ worldwide depletion results for fiscal 2010:

	Nine-Liter	% Change
	Cases (000s)	vs. 2009
Jack Daniel’s	9,620	2%
Jack Daniel’s RTDs(1)	4,745	39%
New Mix RTDs(2)	4,485	(3%)
Finlandia	2,995	(1%)
Southern Comfort	2,205	(6%)
Fetzer	2,185	(5%)
Canadian Mist	1,820	(1%)
Korbel Champagnes	1,295	0%
Super-Premium Other(3)	1,220	2%
el Jimador	1,095	4%

(1) Jack Daniel’s RTD products include all RTD line extensions of Jack Daniel’s, such as Jack Daniel’s & Cola,
Jack & Ginger, and Jack Daniel’s Country Cocktails.
(2) New Mix is a tequila-based RTD brand we acquired in January 2007 as part of the Casa Herradura acquisition, initially sold only in Mexico but was introduced in a few markets in the United States during fiscal 2010.
(3) Includes Bonterra, Chambord, Herradura, Sonoma-Cutrer, Tuaca, and Woodford Reserve.

Gross profit increased 2%, or $34 million, during fiscal 2010. The stronger dollar, which hurt gross profit by $7 million, was more than offset by the absence of the $22 million non-cash agave inventory write-down included in cost of sales in fiscal 2009, an increase in estimated trade inventory levels, and underlying growth in gross profit. Our underlying change in gross profit for the year of 1% equaled the increase in underlying net sales growth, as lower costs and modest price increases offset the unfavorable effect of changes in sales mix by brand, by geography, by size, and by channel. The table below summarizes the major factors that fueled gross profit growth for the year.

Change
vs. 2009
Absence of non-cash agave inventory write-down	1%
Estimated net change in trade inventories	1%
Underlying change in gross profit	1%
Foreign exchange	(1%)
Reported change in gross profit	2%

In this table, “Non-cash agave inventory write-down” refers to an abnormal number of agave plants identified early in fiscal 2009 as dead or dying. Although agricultural uncertainties are inherent in any business that includes growing and harvesting raw materials, the magnitude of this item in the fiscal year distorts the underlying trends of our business.

“Foreign exchange” refers to net gains or losses resulting from our sales and purchases in currencies other than the dollar. We disclose this separately to explain our business changes on a constant-currency basis, because exchange rate fluctuations can distort the underlying growth of our business (both positively and negatively). To filter out the effect of foreign exchange fluctuations, we translate current year results at prior-year rates. In fiscal 2010, the stronger dollar reduced our net sales, gross profit, operating income, and earnings per share and also reduced our advertising and selling, general, and administrative expenses. Although foreign exchange volatility is a reality for a global company, we routinely review our company performance on a constant-currency basis. We believe separately identifying foreign exchange’s effect on major line items of the consolidated statement of operations makes our underlying business performance more transparent.

Gross margin (gross profit as a percent of net sales) increased from 49.4% to 50.0% for the year. The absence of the non-cash agave inventory write-down and the loss of profits from low margin sold or discontinued brands from our portfolio boosted our gross margins for the year.

Advertising expenses were down $33 million, or 9%, due in part to the absence of spending behind brands that are no longer in our portfolio. Overall advertising spending on a constant-currency basis (excluding the effect of discontinued brands and foreign exchange) was significantly below fiscal 2009, as we reallocated our spending and adjusted our promotional mix to those brands, markets, and channels where consumers and the trade were most responsive to investments in this challenging, volatile economic environment.

Change
vs. 2009
Foreign exchange	1%
Discontinued brands	(1%)
Underlying change in advertising	(9%)
Reported change in advertising	(9%)

In fiscal 2010 we continued to reallocate our brand investments from advertising to other activities, such as spending for value-added packaging (reflected in cost of sales in our financial statements) and targeted, selective consumer price promotions (reflected in net sales). Both of these costs are a form of brand investment. Considering these reallocation decisions, overall investments behind our brands were again up in fiscal 2010. Additionally the rapid expansion of our RTD brands served as a form of advertising, generating millions of incremental drink impressions.

Selling, general, and administrative (SG&A) expenses decreased $9 million, or 1% as shown in the following table:

Change
vs. 2009
Underlying change in SG&A	1%
Absence of early retirement/workforce reduction charge	(2%)
Reported change in SG&A	(1%)

Several factors influenced the reduction in spending in fiscal 2010, including the absence of the $12 million costs associated with our early retirement program and workforce reduction actions taken during fiscal 2009, the benefit these actions had on the lower overall cost base in fiscal 2010, the continued tight management of discretionary expenses, and the effect of a stronger dollar. Higher compensation related expense in fiscal 2010 partially offset these reductions.

Other income decreased $27 million in fiscal 2010, due primarily to the absence of the $20 million net gain we realized on the sale of Bolla and Fontana Candida Italian wine trademarks in fiscal 2009 and a $12 million non-cash impairment write-down of the Don Eduardo brand name during fiscal 2010. The decline in value of the Don Eduardo brand name reflects a significant reduction in estimated future net sales for this low volume, high-priced tequila brand that has in part been affected by the downturn in the global economic environment that began during the second half of calendar 2008.

Operating income reached a record $710 million in fiscal 2010, an improvement of $49 million, or 7% over fiscal 2009. Operating income benefitted from:
•	planned cost savings and efficiencies,
•	underlying operating income growth,
•	the absence of the $22 million pre-tax non-cash agave write-down in fiscal 2009,
•	the absence of $12 million of cost associated with our early retirement program and workforce reduction actions taken during fiscal 2009, and
•	a net increase in estimated trade inventory levels.

Operating income was hurt by the absence of $25 million of income from discontinued brands (including the $20 million net gain in fiscal 2009 on the sale of our Italian wine brands), the $12 million non-cash write-down of the Don Eduardo brand name during fiscal 2010, and the stronger dollar, which reduced operating income by $4 million.

The chart below summarizes the major factors driving the change in operating income for the year and identifies our underlying operating income growth for fiscal 2010 of 6%.

Change
vs. 2009
Underlying change in operating income	6%
Absence of non-cash agave inventory write-down	4%
Absence of early retirement/workforce reduction charge	2%
Estimated net change in trade inventories	2%
Foreign exchange	(1%)
Don Eduardo brand name write-down	(2%)
Discontinued brands (including gain on sale)	(4%)
Reported change in operating income	7%

Positive factors influencing our underlying growth in operating income for the year include:
•	higher consumer demand for Jack Daniel’s RTD products in Australia and Germany and the geographic expansion of the products into the U.K., Spain, Italy, and Mexico;
•	gains for several other brands, including Jack Daniel’s, Gentleman Jack, el Jimador, Jack Daniel’s Single Barrel, Woodford Reserve, and Little Black Dress wines;
•	higher used barrel sales; and
•	planned cost savings and efficiencies.

These positive factors were partially offset by an increase in compensation expense and by volume declines for Southern Comfort globally, Finlandia in Poland (its largest market), and several agency brands.

Operating margin (operating income divided by net sales) improved to 22.0% in fiscal 2010 from 20.7% a year ago, reaching its highest level since fiscal 2006. This improvement reflects an increase in gross margin from 49.4% to 50.0% as well as operating expense leverage we recognized resulting from efficiency gains and our effective reallocation of investments to reach consumers around the world during the current uncertain and volatile global economy.

Interest expense (net) decreased by $3 million compared to fiscal 2009, reflecting lower net debt and a reduction in short-term interest borrowing rates compared to a year ago.

The effective tax rate reported in fiscal 2010 was 34.1% compared to 31.1% in fiscal 2009. The increase in our effective tax rate was driven by items which had decreased our effective tax rate in fiscal 2009, including the net reversal of unrecognized tax benefits due to the expiration of statutes of limitations and the use of a portion of a capital loss carryforward from the sale of Lenox, Inc. to offset the gain realized from the Italian wine brands sale. The non-cash write-down of the Don Eduardo brand name during fiscal 2010 and the recognition of additional tax expense related to discrete items arising during the year, negatively affected the effective rate in fiscal 2010.

Diluted earnings per share reached a record $3.02 in fiscal 2010, up 5% over fiscal 2009. This growth resulted from the same factors that generated operating income growth and was also helped by a reduction of net interest expense and fewer shares outstanding after share repurchases. Tempering these factors was an increase in the effective tax rate for the year.

Basic and diluted earnings per share. In Note 12 to our consolidated financial statements, we describe our 2004 Omnibus Compensation Plan and how we issue stock-based awards under it. In Note 1, under “Stock-Based Compensation” we describe how the plan is designed to avoid diluting earnings per share.

FISCAL 2009 COMPARED TO FISCAL 2008

Net sales decreased 3%, or $90 million, with the stronger dollar accounting for $150 million of the decline. Further declines were attributable to the impact of lower distributor inventories and the absence of sales from discontinued brands. Our underlying net sales grew for the year, led by Jack Daniel’s Tennessee Whiskey, Finlandia, Gentleman Jack, and New Mix, despite a difficult environment in many countries. Jack Daniel’s registered depletion growth for the 17th consecutive year, though up modestly as the brand grew less than 1% globally. Jack Daniel’s & Cola grew depletions 6% globally, fueled by strong gains in Germany, while Gentlemen Jack grew depletions by more than 20% as volumes approached 300,000 nine-liter cases in fiscal 2009. Worldwide depletions for Finlandia grew 7%, surpassing the 3 million nine-liter case mark for the first time, fueled by volume growth in Poland (the brand’s largest market) and Russia. Southern Comfort worldwide depletions declined 5%, with most of the brand’s key markets adversely affected by the global recession and declining on-premise trends. Casa Herradura brands increased depletions by 6%. Overall depletion performance during fiscal 2009 was mixed for the other brands in our portfolio. Several of our super- premium priced brands registered depletion gains in fiscal 2009, including Woodford Reserve, Sonoma-Cutrer, Tuaca, and Bonterra. Meanwhile, Fetzer, Korbel California Champagnes, Canadian Mist, and Early Times all recorded low single-digit percentage depletion declines.

Gross profit declined $118 million, or 7%. In addition to the same factors that affected the decline in net sales, gross profit was negatively affected by a $22 million non-cash agave inventory write-down included in costs of sales. Gross margin declined from 51.6% in fiscal 2008 to 49.4% in fiscal 2009. The major factors for this decline were the non-cash agave write-down which depressed our gross margin by 0.7% points, the 70% increase in Australian excise tax on RTDs (which increased both our net sales and our cost of sales by the same amount), increased value-added packaging costs, higher costs of grain and fuel, and shifts in brand and geographic mix.

Advertising expenses decreased $32 million, or 8%, due to the benefit of a strong dollar, the absence of spending behind discontinued brands, and the reallocation of our brand investments and promotional mix to those brands, markets, and channels where the consumers and trade were most responsive.

Selling, general, and administrative expenses decreased $44 million, or 7%, driven primarily by tight management of discretionary expenses, lower performance-related costs (including incentive compensation), and the benefit of a stronger dollar. These factors were partially offset by a $12 million charge we took to reduce our cost base in fiscal 2009, including an early retirement program and an overall reduction in workforce.

Other income increased $18 million in fiscal 2009, due primarily to the $20 million gain we realized on the sale of the Bolla and Fontana Candida Italian wine brands in December 2008.

Operating income of $661 million in fiscal 2009 decreased $24 million, or 4%, compared to fiscal 2008. Operating income was hurt by $30 million from a stronger dollar, the $22 million non-cash agave write-down, $12 million one-time costs associated with our early retirement program and workforce reduction actions, a net reduction in distributor inventory levels, and the loss of income from discontinued brands. Operating income benefitted from the $20 million net gain recognized on the sale of our Italian wine brands, lower transition expenses associated with our fiscal 2007 acquisition of Casa Herradura, and underlying operating income growth from the business. The underlying growth in operating income was driven by higher consumer demand for Jack Daniel’s Tennessee Whiskey in several markets, continued expansion of Finlandia in Eastern Europe, gains for several other brands in our portfolio, including New Mix, Gentleman Jack, Sonoma-Cutrer, Tuaca, and Little Black Dress wines, higher used barrel sales, lower operating expenses due to tight management of discretionary expenses, and lower performance-related costs such as incentive compensation. These positive factors were partially offset by volume declines for Southern Comfort globally and Jack Daniel’s in some Western European markets as well as lower profits for Jack Daniel’s & Cola in Australia.

Interest expense (net) decreased by $10 million compared to fiscal 2008, reflecting both a shift from debt with higher fixed rates to debt with lower variable rates and an overall reduction in debt levels.

Effective tax rate in fiscal 2009 was 31.1% compared to 31.7% in fiscal 2008. During fiscal 2009, we lowered our effective tax rate by using a portion of the capital loss carryforward from the sale of Lenox Inc. to eliminate the gain realized from the sale of our Italian wine brands. This positive factor was partially offset by a decrease in the beneficial impact of taxes provided in our foreign subsidiaries.

Diluted earnings per share increased 1% to $2.87 in fiscal 2009. This growth was driven by a reduction in net interest expense, a lower effective tax rate, and fewer shares outstanding after share repurchases, which offset the overall decrease in operating income.

OTHER KEY PERFORMANCE MEASURES

Our goal is to increase the value of our shareholders’ investment consistently and sustainably over the long term. We believe that the long-term relative performance of our stock is a good indication of our success in delivering attractive returns to shareholders.

Total shareholder return. An investment made in Brown-Forman Class B common stock over terms of two, five, and ten years would have outperformed the returns of the total S&P 500 over the same periods. Specifically, a $100 investment in our Class B stock on April 30, 2000, would have grown to approximately $333 by the end of fiscal 2010, assuming reinvestment of all dividends and ignoring personal taxes and transaction costs. This represents an annualized return of 13% over the 10-year period, compared to a ten-year return in an investment in the S&P 500 of 0%. While a more recent investment in Brown-Forman Class B common stock (one year ago) would have provided a healthy return of 28% over the past year, our total shareholder return was below that of the S&P 500 over that one-year period. We believe this is because our stock price did not fall as sharply during the global economic crisis as the overall S&P 500 did. To illustrate this point, looking at the total shareholder return for the two-year period ending April 30, 2010, Brown-Forman outperformed the S&P 500, delivering an annualized 6% total shareholder return, while the S&P 500 declined 5% annualized over this two year period.

Compound Annual Growth in Total Shareholder Return
(as of April 30, 2010, dividends reinvested)

	1 Year	2 Years	5 Years	10 Years
Brown-Forman Class B shares	28%	6%	8%	13%
S&P 500 index	39%	(5%)	3%	0%

Return on average invested capital. Our return on average invested capital increased to 16.6% in fiscal 2010, driven by record earnings and our careful management of our investment base, which declined 2%. We believe this return surpassed those of our wine and spirits competitors, and we expect our return on average invested capital to continue to increase over the longer term. This expectation is based on our positive outlook for earnings growth that we have, given the growth opportunities for our brands and our continued thoughtful management of our investments in them. It is our ambition to maintain our industry-leading return on average invested capital over the long term.

Return on Average Invested Capital:
Fiscal 2008	17.2%
Fiscal 2009	15.9%
Fiscal 2010	16.6%

LIQUIDITY AND CAPITAL RESOURCES

Our ability to consistently generate cash from operations is one of our most significant financial strengths. Our strong cash flows enable us to pay dividends, pursue brand-building programs, and make strategic acquisitions that we believe will enhance shareholder value. Investment grade ratings of A2 from Moody’s and A from Standard & Poor’s provide us with financial flexibility when accessing global credit markets. We believe cash flows from operations are more than adequate to meet our expected operating and capital requirements.

CASH FLOW SUMMARY
(Dollars in millions)	2008	2009	2010

Operating activities	$534	$491	$545
Investing activities:
Sale of brand names and trademarks	—	17	—
Sale of short-term investments	86	—	—
Additions to property, plant, and equipment	(41)	(49)	(34)
Other	(17)	(5)	(1)
	28	(37)	(35)
Financing activities:
Net repayment of debt	(172)	(4)	(302)
Acquisition of treasury stock	(223)	(39)	(158)
Special distribution to stockholders	(204)	—	—
Dividends paid	(158)	(169)	(174)
Other	21	(4)	(3)
	(736)	(216)	(637)

Foreign exchange effect	10	(17)	19

Change in cash and cash equivalents	$(164)	$221	$(108)

Cash provided by operations was $545 million in fiscal 2010 compared to $491 million in fiscal 2009. This 11% increase primarily reflects a reduction in working capital requirements and an increase in earnings.

Cash used by investing activities in fiscal 2010 was essentially unchanged compared to that in fiscal 2009 because lower investment in property, plant, and equipment was offset by the absence of one-time proceeds received in fiscal 2009 from the sale of our Italian wine brands.

Cash used for financing activities increased by $421 million, primarily reflecting a $298 million net increase in debt repayments and a $119 million increase in share repurchases of our common stock compared to fiscal 2009.

In comparing fiscal 2009 with fiscal 2008, cash provided by operations decreased $43 million, reflecting a reduction in earnings due in part to the appreciation of the dollar during fiscal 2009 and the absence of a refund of value-added taxes related to the acquisition of Casa Herradura received during fiscal 2008. Cash provided by investing activities decreased $65 million compared to fiscal 2008, primarily reflecting our liquidation of $86 million of short-term investments during fiscal 2008. Cash used for financing activities decreased by $520 million, reflecting a $204 million special distribution to shareholders in May 2007, a $168 million net decrease in debt repayments, and a $184 million decrease in share repurchases of our common stock during fiscal 2009 compared to fiscal 2008.

Fiscal 2010 Cash Utilization
Sources of Cash:
Operating activities	$545

Uses of Cash:
Debt payments	$302
Dividends	174
Share repurchases	158
Capital spending (including software)	37
Other, net	1

Capital expenditures. Investments in property, plant, and equipment were $41 million in fiscal 2008, $49 million in fiscal 2009, and $34 million in fiscal 2010. Expenditures over the three-year period included investments to maintain, expand and improve production efficiency, to reduce costs, and to build our brands.

We expect capital expenditures for fiscal 2011 to be $45 million to $55 million, in line with historical spending levels. Our capital spending plans in fiscal 2011 include investments in cost-saving initiatives and compliance projects at our production facilities. We expect to fund fiscal 2011 capital expenditures with cash provided by operations.

Share repurchases. During fiscal 2008, under a stock repurchase plan authorized by our Board of Directors in November 2007, we repurchased 3,721,563 shares of common stock (42,600 of Class A and 3,678,963 of Class B) for $200 million.

Separately, under an agreement approved in May 2007 by a committee of our Board of Directors composed exclusively of non-family directors, we repurchased about $22 million in Class A common shares during fiscal 2008 from a Brown family member. We also paid about $1 million during fiscal 2008 for shares surrendered by two employees to satisfy income tax withholding obligations, in accordance with our policy.

In December 2008, we announced that our Board of Directors authorized us to repurchase up to $250 million of our outstanding Class A and Class B common shares over the succeeding 12 months, subject to market conditions. Under this plan, which expired on December 3, 2009, we repurchased 4,249,039 shares (23,788 of Class A and 4,225,251 of Class B) for approximately $196 million. The average repurchase price per share, including broker commissions, was $47.13 for Class A and $46.06 for Class B.

As we announced on June 8, 2010, our Board of Directors has authorized us to repurchase up to $250 million of our outstanding Class A and Class B common shares before December 1, 2010, subject to market and other conditions. Under this program, we may repurchase shares from time to time for cash in open market purchases, block transactions, and privately negotiated transactions in accordance with applicable federal securities laws.

Liquidity. We continue to manage liquidity conservatively to meet current obligations, fund capital expenditures, and maintain dividends, while reserving adequate debt capacity for acquisition opportunities. With cash flow generated during fiscal 2010, we repaid a $150 million floating-rate note at maturity and reduced our outstanding short-term commercial paper.

We have access to several liquidity sources to supplement our cash flow. Our commercial paper program, supported by our bank credit facility, continues to fund our short-term credit needs at attractive interest rates. Our commercial paper continued to enjoy steady demand from investors.

Should liquidity be unavailable in the commercial paper market, we expect that we could satisfy our liquidity needs by drawing on our $800 million bank credit facility (currently unused). This facility expires April 30, 2012, and carries favorable terms compared with current market conditions.

The current pending financial reform legislation could potentially result in severe bank credit ratings downgrades, and some of these banks could fail or become nationalized; we do not know the effect such an extreme event might have on those banks’ ability to fund our credit facility. While we are concerned about this uncertainty, the markets for investment-grade bonds and private placements are currently robust. These markets, in addition to our cash flow, should provide a source of long-term financing that we could use to pay off our short-term debt if necessary.

We have high credit standards when initiating transactions with counterparties and closely monitor our counterparty risks with respect to our cash balances and derivative contracts (that is, foreign currency and interest rate hedges). If a counterparty’s credit quality were to deteriorate below our acceptable credit standards, we would either liquidate exposures or require the counterparty to post appropriate collateral.

We believe our current liquidity position is strong and sufficient to meet all of our financial commitments for the foreseeable future. Our $800 million bank credit facility’s most restrictive covenant requires our consolidated EBITDA (as defined in the agreement) to consolidated interest expense not be less than a ratio of 3 to 1. At April 30, 2010, with a ratio of 24 to 1, we were within the covenant’s parameters.

LONG-TERM OBLIGATIONS

We have long-term obligations related to contracts, leases, employee benefit plans, and borrowing arrangements that we enter into in the normal course of business (see Notes 4, 7, and 11 to the accompanying consolidated financial statements). The following table summarizes the amounts of those obligations as of April 30, 2010, and the years when those obligations must be paid:

LONG-TERM OBLIGATIONS(1)
			2012-	After
(Dollars in millions)	Total	2011	2015	2015

Long-term debt	$511	$3	$508	$ —
Interest on long-term debt	74	24	50	—
Grape purchase obligations	79	26	44	9
Operating leases	38	14	22	2
Postretirement benefit obligations(2)	38	38	n/a	n/a
Agave purchase obligations(3)	n/a	n/a	n/a	n/a
Total	$740	$105	$624	$11

(1) Excludes liabilities for tax uncertainties as we are unable to reasonably predict the ultimate amount or timing of settlement.

(2) As of April 30, 2010, we have unfunded pension and other postretirement benefit obligations of $284 million. Because the specific periods in which those obligations will be funded are not determinable, no amounts related to those obligations are reflected in the above table other than the $38 million of expected contributions in fiscal 2011. Historically, we have generally funded these obligations with the minimum annual contribution required by ERISA, but we may elect to contribute more than the minimum amount in future years.

(3) As discussed in Note 4 to the accompanying consolidated financial statements, we have obligations to purchase agave, a plant whose sap forms the raw material for tequila. Because the specific periods in which those obligations will be paid are not determinable, no amounts related to those obligations are reflected in the table above. As of April 30, 2010, based on current market prices, obligations under these contracts totaled $8 million.

We expect to meet these obligations with internally generated funds.

CRITICAL ACCOUNTING ESTIMATES

Our financial statements reflect certain estimates involved in applying the following critical accounting policies that entail uncertainties and subjectivity. Using different estimates could have a material effect on our operating results and financial condition.

Goodwill and other intangible assets. We have obtained most of our brands through acquisitions of other companies. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including intangible brand names and trademarks (“brand names”), other intangible assets, based on estimated fair value, with any remaining purchase price recorded as goodwill. Goodwill and intangible assets with indefinite lives are not amortized. We consider all of our brand names to have indefinite lives.

We assess our goodwill and other indefinite-lived assets for impairment at least annually. If the fair value of an asset is less than its book value, we write it down to its estimated fair value. Goodwill is evaluated for impairment if the book value of its reporting unit exceeds its estimated fair value. We estimate the fair value of a reporting unit using discounted estimated future cash flows. We typically estimate the fair value of a brand name using the “relief from royalty” method. We also consider market values for similar assets when available.

Considerable management judgment is necessary to estimate fair value, including the selection of assumptions about future cash flows, discount rates, and royalty rates.

Based on our long-term assumptions, we believe none of our goodwill or other intangibles are impaired. But two of our brand names, Chambord and Herradura, have been adversely affected by the weakened global economy. As of April 30, 2010, the book values of the Chambord and Herradura brand names were $116 million and $124 million, respectively. At the test date for impairment, January 31, 2010, the fair value of the Chambord and Herradura brand names exceeded the carrying value by approximately $2 million and $1 million, respectively. Future events or changes in the assumptions used to estimate those fair values could significantly change those fair values, which could result in future impairment charges. For example, a 50-basis-point increase in our cost of capital, a key assumption in which a small change can have a significant effect, would decrease the fair value of the Chambord and Herradura brand names by $11 million and $12 million, respectively. This would result in a non-cash brand name impairment charge.

We have a number of plans and initiatives that we believe will drive the anticipated growth of these brands, and this growth is essential to our fair value estimates. These initiatives include new packaging, line extensions, and more aggressive international expansion. If our initiatives are not sufficiently successful or if global economic conditions were to worsen, one or both of these brand names could become impaired, which would adversely affect our earnings and stockholders’ equity.

Property, plant, and equipment. We depreciate our property, plant, and equipment on a straight-line basis using our estimates of useful life, which are 20–40 years for buildings and improvements; 3–10 years for machinery, equipment, vehicles, furniture, and fixtures; and 3–7 years for capitalized software.

We assess our property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying value those assets may not be recoverable. When we do not expect to recover the carrying value of an asset (or asset group) through undiscounted future cash flows, we write it down to its estimated fair value. We determine fair value using discounted estimated future cash flows, considering market values for similar assets when available. Considerable management judgment is necessary to assess impairment and estimate fair value.

Pension and other postretirement benefits. We sponsor various defined benefit pension plans as well as postretirement plans providing retiree health care and retiree life insurance benefits. Benefits are based on factors such as years of service and compensation level during employment. We expense the benefits expected to be paid over the employees’ expected service. This requires us to make certain assumptions to determine the net benefit expense and obligations, such as interest rates, return on plan assets, the rate of salary increases, expected service, and health care cost trend rates.

The assets, obligations, and assumptions used to measure pension and retiree medical expenses are determined as of April 30 of the preceding year (“measurement date”). Because obligations are measured on a discounted basis, the discount rate is a significant assumption. It is based on interest rates for high-quality, long-term corporate debt at each measurement date. The expected return on pension plan assets reflects expected capital market returns for each asset class, which are based on historical returns, adjusted for the expected effects of diversification and active management (net of fees) of the assets. The other assumptions also reflect our historical experience and management’s best judgment regarding future expectations. We review our assumptions on each annual measurement date. As of April 30, 2010, we have decreased the discount rate for pension obligations from 7.94% to 5.91%, and for other postretirement benefit obligations from 7.80% to 5.78%. Pension and postretirement benefit expense for fiscal 2011 is estimated to be approximately $37 million, compared to $17 million for fiscal 2010. A decrease/increase in the discount rate of 25 basis points would increase/decrease the fiscal 2011 expense by approximately $2 million.

Income taxes. Our annual effective tax rate is based on our income and the statutory tax rates in the various jurisdictions where we do business. In fiscal 2010, our annual effective income tax rate was 34.1%, compared to 31.1% in fiscal 2009. The increase in our effective tax rate was driven by items that lowered our effective tax rate in fiscal 2009, including the net reversal of unrecognized tax benefits due to the expiration of statutes of limitations and the use of a portion of capital loss carryforward from the sale of Lenox, Inc. to offset the gain realized from the Italian wine brands sale. The non-cash write-down of the Don Eduardo brand name during fiscal 2010, the recognition of additional tax expense related to discrete items arising during the year, and interest on previously recorded tax contingencies increased the effective rate in fiscal 2010.

Significant judgment is required in evaluating our tax positions. We establish liabilities when certain positions are likely to be challenged and may not succeed, despite our belief that our tax return positions are fully supportable. We adjust these liabilities in light of changing circumstances, such as the progress of a tax audit. We believe current liabilities are appropriate for all known contingencies, but this situation could change.

Years can elapse before we can resolve a particular matter for which we have established a liability. Although predicting the final outcome or the timing of resolution of any particular tax matter can be difficult, we believe our liabilities reflect the likely outcome of known tax contingencies. Unfavorable settlement of any particular issue could require use of our cash; conversely, a favorable resolution could result in either reduced cash tax payments, or the reversal of previously established liabilities, or some combination of these, which could reduce our effective tax rate.

Contingencies. We operate in a litigious environment, and we are sued in the normal course of business. Sometimes plaintiffs seek substantial damages. Significant judgment is required in predicting the outcome of these suits and claims, many of which take years to adjudicate. We accrue estimated costs for a contingency when a loss is probable and we can make a reasonable estimate of the loss, and adjust the accrual as appropriate to reflect changes in facts and circumstances.

Recent accounting pronouncements. See Note 1 to the accompanying consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share amounts)

Year Ended April 30,	2008	2009	2010

Net sales	$3,282	$3,192	$3,226
Excise taxes	700	711	757
Cost of sales	887	904	858
Gross profit	1,695	1,577	1,611
Advertising expenses	415	383	350
Selling, general, and administrative expenses	592	548	539
Amortization expense	5	5	5
Other (income) expense, net	(2)	(20)	7
Operating income	685	661	710
Interest income	8	6	3
Interest expense	49	37	31
Income before income taxes	644	630	682
Income taxes	204	195	233
Net income	$440	$435	$449

Earnings per share:
Basic	$2.87	$2.88	$3.03
Diluted	$2.85	$2.87	$3.02

 The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollars in millions)

April 30,	2009	2010

Assets
Cash and cash equivalents	$340	$232
Accounts receivable, less allowance for doubtful accounts of $15 in 2009 and $16 in 2010	367	418
Inventories:
Barreled whiskey	313	299
Finished goods	143	142
Work in process	144	157
Raw materials and supplies	52	53
Total inventories	652	651

Other current assets	215	226
Total current assets	1,574	1,527

Property, plant and equipment, net	483	468
Goodwill	675	666
Other intangible assets	686	669
Deferred tax assets	11	11
Other assets	46	42
Total assets	$3,475	$3,383

Liabilities
Accounts payable and accrued expenses	$326	$342
Accrued income taxes	6	4
Current deferred tax liabilities	14	9
Short-term borrowings	337	188
Current portion of long-term debt	153	3
Total current liabilities	836	546

Long-term debt, less unamortized discount of $1 in 2009 and 2010	509	508
Deferred tax liabilities	80	82
Accrued pension and other postretirement benefits	175	283
Other liabilities	59	69
Total liabilities	1,659	1,488

Commitments and contingencies

Stockholders’ Equity
Common stock:
Class A, voting, $0.15 par value (57,000,000 shares authorized; 56,964,000 shares issued)	9	9
Class B, nonvoting, $0.15 par value (100,000,000 shares authorized; 99,363,000 shares issued)	15	15
Additional paid-in capital	67	59
Retained earnings	2,189	2,464
Accumulated other comprehensive income (loss):
Pension and other postretirement benefits adjustment	(127)	(190)
Cumulative translation adjustment	(10)	11
Unrealized gain on cash flow hedge contracts	4	3
Treasury stock, at cost (6,200,000 and 9,364,000 shares in 2009 and 2010, respectively)	(331)	(476)
Total stockholders’ equity	1,816	1,895
Total liabilities and stockholders’ equity	$3,475	$3,383

The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in millions)

Year Ended April 30,	2008	2009	2010

Cash flows from operating activities:
Net income	$440	$435	$449
Adjustments to reconcile net income to net cash provided by operations:
Non-cash asset write-downs	–	22	12
Depreciation and amortization	52	55	59
Gain on sale of brand names	–	(20)	–
Stock-based compensation expense	10	7	8
Deferred income taxes	5	12	11
Other	(3)	–	(1)
Changes in assets and liabilities:
Accounts receivable	(43)	33	(35)
Inventories	(3)	(34)	21
Other current assets	(4)	(5)	24
Accounts payable and accrued expenses	21	4	(14)
Accrued income taxes	(12)	(8)	(2)
Noncurrent assets and liabilities	71	(10)	13
Cash provided by operating activities	534	491	545

Cash flows from investing activities:
Additions to property, plant, and equipment	(41)	(49)	(34)
Proceeds from sale of property, plant, and equipment	6	–	2
Acquisition of brand names and trademarks	(13)	–	–
Proceeds from sale of brand names and trademarks	–	17	–
Computer software expenditures	(12)	(5)	(3)
Sale of short-term investments	86	–	–
Other	2	–	–
Cash provided by (used for) investing activities	28	(37)	(35)

Cash flows from financing activities:
Net change in short-term borrowings	184	(249)	(149)
Repayment of long-term debt	(356)	(4)	(153)
Proceeds from long-term debt	–	249	–
Debt issuance costs	–	(2)	–
Net proceeds (payments) from exercise of stock options	11	(6)	(6)
Excess tax benefits from stock options	10	4	3
Acquisition of treasury stock	(223)	(39)	(158)
Special distribution to stockholders	(204)	–	–
Dividends paid	(158)	(169)	(174)
Cash used for financing activities	(736)	(216)	(637)

Effect of exchange rate changes on cash and cash equivalents	10	(17)	19

Net (decrease) increase in cash and cash equivalents	(164)	221	(108)

Cash and cash equivalents, beginning of period	283	119	340

Cash and cash equivalents, end of period	$119	$340	$232

Supplemental disclosure of cash paid for:
Interest	$50	$34	$32
Income taxes	$236	$222	$219

The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Dollars in millions, except per share amounts)

Year Ended April 30,	2008	2009	2010

Class A Common Stock, balance at beginning and end of year	$9	$9	$9

Class B Common Stock:
Balance at beginning of year	10	10	15
Stock distribution (Note 1)	–	5	–
Balance at end of year	10	15	15

Additional Paid-in Capital:
Balance at beginning of year	64	74	67
Stock-based compensation expense	6	5	8
Loss on issuance of treasury stock issued under compensation plans	(6)	(16)	(19)
Excess tax benefits from stock options	10	4	3
Balance at end of year	74	67	59

Retained Earnings:
Balance at beginning of year	1,649	1,931	2,189
Net income	440	435	449
Cash dividends ($1.03, $1.12, and $1.18 per share in 2008, 2009, and 2010, respectively)	(158)	(169)	(174)
Stock distribution (Note 1)	–	(5)	–
Change in measurement date of postretirement benefit plans, net of tax of $2 (Note 11)	–	(3)	–
Balance at end of year	1,931	2,189	2,464

Treasury Stock, at Cost:
Balance at beginning of year	(102)	(304)	(331)
Acquisition of treasury stock	(223)	(39)	(158)
Stock issued under compensation plans	17	10	13
Stock-based compensation expense	4	2	–
Balance at end of year	(304)	(331)	(476)

Accumulated Other Comprehensive Income (Loss):
Balance at beginning of year	(57)	5	(133)
Net other comprehensive income (loss)	62	(147)	(43)
Change in measurement date of postretirement benefit plans, net of tax of $(6) (Note 11)	–	9	–
Balance at end of year	5	(133)	(176)

Total Stockholders’ Equity	$1,725	$1,816	$1,895

Class A Common Shares Outstanding (in thousands):
Balance at beginning of year	56,870	56,573	56,590
Acquisition of treasury stock	(340)	(22)	(12)
Stock issued under compensation plans	43	39	23
Balance at end of year	56,573	56,590	56,601

Class B Common Shares Outstanding (in thousands):
Balance at beginning of year	66,367	64,019	93,537
Stock distribution (Note 1)	–	30,175	–
Acquisition of treasury stock	(2,937)	(843)	(3,398)
Stock issued under compensation plans	589	186	223
Balance at end of year	64,019	93,537	90,362

Total Common Shares Outstanding (in thousands)	120,592	150,127	146,963

The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in millions)

Year Ended April 30,	2008	2009	2010

Net income	$440	$435	$449
Other comprehensive income (loss):
Foreign currency translation adjustment	53	(109)	21
Pension and other postretirement benefits adjustment, net of tax of $(9), $30, and $43 in 2008, 2009, and 2010, respectively	11	(48)	(63)
Amounts related to cash flow hedges:
Reclassification to earnings, net of tax of $(4), $4, and $(6) in 2008, 2009, and 2010, respectively	7	(6)	10
Net (loss) gain on hedging instruments, net of tax of $6, $(12), and $7 in 2008, 2009, and 2010, respectively	(9)	16	(11)
Net other comprehensive income (loss)	62	(147)	(43)
Total comprehensive income	$502	$288	$406
 The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share amounts)

1. ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. We also apply the following accounting policies when preparing our consolidated financial statements:

Principles of consolidation. Our consolidated financial statements include the accounts of all wholly owned and majority-owned subsidiaries. We use the equity method to account for investments in affiliates over which we can exercise significant influence (but not control). We carry all other investments in affiliates at cost. We eliminate all intercompany transactions.

Cash equivalents. Cash equivalents include bank demand deposits and all highly liquid investments with original maturities of three months or less.

Allowance for doubtful accounts. We evaluate the collectability of accounts receivable based on a combination of factors. When we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, we record a specific allowance to reduce the net recognized receivable to the amount we believe will be collected.

Inventories. We state inventories at the lower of cost or market, with approximately 66% of consolidated inventories being valued using the last-in, first-out (LIFO) method. We value the remainder using the first-in, first-out (FIFO) method. FIFO cost approximates current replacement cost. If we had used the FIFO method for all inventories, they would have been $189 and $219 higher than reported at April 30, 2009 and 2010, respectively.

Whiskey must be barrel-aged for several years, so we bottle and sell only a portion of our whiskey inventory each year. Following industry practice, we classify all barreled whiskey as a current asset. We include warehousing, insurance, ad valorem taxes, and other carrying charges applicable to barreled whiskey in inventory costs.

We classify bulk wine and agave inventories as work in process.

During 2009, we recorded a $22 provision for inventory losses (included in cost of sales) resulting from abnormally high levels of mortality and disease in some of our agave fields.

Property, plant, and equipment. We state property, plant, and equipment at cost less accumulated depreciation. We calculate depreciation on a straight-line basis using our estimates of useful life, which are 20–40 years for buildings and improvements; 3–10 years for machinery, equipment, vehicles, furniture, and fixtures; and 3–7 years for capitalized software.

We assess our property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable. When we do not expect to recover the carrying value of an asset (or asset group) through undiscounted future cash flows, we write it down to its estimated fair value. We determine fair value using discounted estimated future cash flows, considering market values for similar assets when available.

Goodwill and other intangible assets. We have obtained most of our brands through acquisitions of other companies. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including intangible brand names and trademarks (“brand names”), based on estimated fair value, with any remaining purchase price recorded as goodwill. We do not amortize goodwill or intangible assets with indefinite lives. We consider all of our brand names to have indefinite lives.

We assess our goodwill and other indefinite-lived intangible assets for impairment at least annually. If the fair value of an asset is less than its book value, we write it down to its estimated fair value. Goodwill is evaluated for impairment if the book value of its reporting unit exceeds its estimated fair value. We estimate the fair value of a reporting unit using discounted estimated future cash flows. We typically estimate the fair value of a brand name using the “relief from royalty” method. We also consider market values for similar assets when available. Considerable management judgment is necessary to estimate fair value, including the selection of assumptions about future cash flows, discount rates, and royalty rates.

Foreign currency translation. The U.S. dollar is the functional currency for most of our consolidated operations. For those operations, we report all gains and losses from foreign currency transactions in current income. The local currency is the functional currency for some foreign operations. For those investments, we report cumulative translation effects as a component of accumulated other comprehensive income (loss), a component of stockholders’ equity.

Revenue recognition. We recognize revenue when title and risk of loss pass to the customer, typically at the time the product is shipped. Some sales contain customer acceptance provisions that grant a right of return on the basis of either subjective or objective criteria. We record revenue net of the estimated cost of sales returns and allowances.

Sales discounts. Sales discounts, which are recorded as a reduction of net sales, totaled $303, $328, and $398 for 2008, 2009, and 2010, respectively.

Excise taxes. Our sales are subject to excise taxes, which we collect from our customers and remit to governmental authorities. We present these taxes on a gross basis (included in net sales and costs before gross profit) in the consolidated statement of operations.

Cost of sales. Cost of sales includes the costs of receiving, producing, inspecting, warehousing, insuring, and shipping goods sold during the period.

Shipping and handling fees and costs. We report the amounts we bill to our customers for shipping and handling as net sales, and we report the costs we incur for shipping and handling as cost of sales.

Advertising costs. We expense the costs of advertising during the year when the advertisements first take place.

Selling, general, and administrative expenses. Selling, general, and administrative expenses include the costs associated with our sales force, administrative staff and facilities, and other expenses related to our non-manufacturing functions.

Earnings per share. We calculate basic earnings per share by dividing net income available to common stockholders by the weighted average number of all unrestricted common shares outstanding during the period. Diluted earnings per share also includes the dilutive effect of stock options, stock-settled appreciation rights (SSARs), and restricted stock units (RSUs).

We have granted restricted shares of common stock to certain employees as part of their compensation. These restricted shares, which have varying vesting periods, contain non-forfeitable rights to dividends declared on common stock. As a result, the unvested restricted shares are considered participating securities in the calculation of earnings per share in accordance with a new accounting standard that we adopted retrospectively effective May 1, 2009. The adoption decreased previously reported basic earnings per share for 2009 from $2.89 to $2.88. No other earnings per share amounts reported for the years ended April 30, 2008 or 2009 changed as a result of adopting the new accounting standard.

The following table presents information concerning basic and diluted earnings per share:

	2008	2009	2010

Basic and diluted net income	$440	$435	$449
Income allocated to participating securities (restricted shares)	(1)	(1)	(1)
Net income available to common stockholders	$439	$434	$448

Share data (in thousands):
Basic average common shares outstanding	153,081	150,452	147,834
Dilutive effect of stock options, SSARs and RSUs	1,325	927	741
Diluted average common shares outstanding	154,406	151,379	148,575

Basic earnings per share	$2.87	$2.88	$3.03
Diluted earnings per share	$2.85	$2.87	$3.02

SSARs for approximately 945,000 common shares, 1,899,000 common shares, and 824,000 common shares were excluded from the calculation of diluted earnings per share for 2008, 2009, and 2010, respectively, because the grant price of the awards was greater than the average market price of the shares. But those SSARs could have a dilutive effect on future earnings per share, depending on whether and to the extent future market prices exceed the SSARs’ grant prices.

During fiscal 2008, under a stock repurchase plan authorized by our Board of Directors in November 2007, we repurchased 3,721,563 shares (42,600 of Class A and 3,678,963 of Class B) for $200.

In December 2008, our Board of Directors authorized the repurchase of up to a total of $250 of our outstanding Class A and Class B common shares over the succeeding 12 months, subject to market conditions. Under this plan, which expired on December 3, 2009, we repurchased 4,249,039 shares (23,788 of Class A and 4,225,251 of Class B) for approximately $196. The average repurchase price per share, including broker commissions, was $47.13 for Class A and $46.06 for Class B.

Stock distribution. In September 2008, our Board of Directors authorized a stock split, effected as a stock dividend, of one share of Class B common stock for every four shares of either Class A or Class B common stock held by stockholders of record as of the close of business on October 6, 2008, with fractional shares paid in cash. The distribution took place on October 27, 2008. As a result of the stock distribution, we reclassified approximately $5 from our retained earnings to our common stock account. The $5 represents the $0.15 par value per share of the shares issued in the stock distribution.

All previously reported per share and Class B share amounts in the accompanying financial statements and related notes have been restated to reflect the stock distribution.

Stock-based compensation. Our stock-based compensation plan requires that we purchase shares to satisfy stock-based compensation requirements, thereby avoiding future dilution of earnings that would occur from issuing additional shares. We acquire treasury shares from time to time in anticipation of these requirements. We intend to hold enough treasury stock so that the number of diluted shares never exceeds the original number of shares outstanding at the inception of the stock-based compensation plan (as adjusted for any share issuances unrelated to the plan). The extent to which the number of diluted shares exceeds the number of basic shares is determined by how much our stock price has appreciated since the stock-based compensation was awarded, not by how many treasury shares we have acquired.

Estimates. To prepare financial statements that conform with generally accepted accounting principles, our management must make informed estimates that affect how we report revenues, expenses, assets, and liabilities, including contingent assets and liabilities. Actual results could (and probably will) differ from these estimates.

Recent accounting pronouncements. During fiscal 2010, we adopted new accounting standards regarding:
•	accounting for and disclosing information about transactions in which control is obtained over another business (i.e., business combinations);
•	the treatment of unvested share-based awards, such as restricted stock, in the calculation of earnings per share;
•	measuring and disclosing the fair value of certain nonfinancial assets and liabilities (Note 8); and
•	disclosing information about postretirement benefit plan assets (Note 11).

Our adoption of these new accounting standards had no material impact on our financial statements.

Reclassifications. We have reclassified some prior year amounts to conform with this year’s presentation.

2. BALANCE SHEET INFORMATION

Supplemental information on our year-end balance sheets is as follows:

April 30,	2009	2010

Other current assets:
Prepaid taxes	$84	$99
Other	131	127
	$215	$226

Property, plant, and equipment:
Land	$89	$89
Buildings	347	349
Equipment	475	491
Construction in process	14	15
	925	944
Less accumulated depreciation	442	476
	$483	$468

Accounts payable and accrued expenses:
Accounts payable, trade	$96	$97
Accrued expenses:
Advertising	52	55
Compensation and commissions	76	90
Excise and other non-income taxes	51	43
Self-insurance claims	11	12
Postretirement benefits	6	6
Interest	5	4
Other	29	35
	230	245
	$326	$342

3. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table shows the changes in the amounts recorded as goodwill over the past two years:

Balance as of April 30, 2008	$688
Foreign currency translation adjustment	(13)
Balance as of April 30, 2009	675
Foreign currency translation adjustment and other	(9)
Balance as of April 30, 2010	$666

As of April 30, 2009 and 2010, our other intangible assets consisted of:

	Gross Carrying		Accumulated
	Amount		Amortization
	2009	2010	2009	2010
Finite-lived intangible assets:
Distribution rights	$25	$25	$(12)	$(17)

Indefinite-lived intangible assets:
Trademarks and brand names	673	661	–	–

Amortization expense related to intangible assets was $5 during each of the last three fiscal years. We expect to recognize amortization expense of $5 in 2011 and $3 in 2012. But actual amounts of future amortization expense may differ due to additional intangible asset acquisitions, impairment of intangible assets, accelerated amortization of intangible assets, or other events.

As discussed in Note 1, we assess each of our indefinite-lived intangible assets for impairment at least annually. During fiscal 2010, our assessment indicated that the book value of one of our brand names, Don Eduardo, exceeded its fair value by $12. As a result, we wrote down the book value of the Don Eduardo brand name by that amount, which is reflected in other expense in the accompanying consolidated statement of operations. The remaining book value of the Don Eduardo brand name is not material. The decline in its value reflects a significant reduction in estimated future net sales for this low volume, high-priced tequila brand that has in part been affected by the downturn in the global economic environment that began during the second half of calendar 2008.

No impairment was indicated for our other brand names during fiscal 2010. But two of our brand names, Chambord and Herradura, have also been adversely affected by the weakened global economy. Our assessments during fiscal 2010 indicated that the estimated fair values of the Chambord and Herradura brand names exceeded their book values of $116 and $124 by approximately $2 and $1, respectively. Future events or changes in the assumptions used to estimate those fair values could significantly change those fair values, which could result in future impairment charges.

4. COMMITMENTS

We have contracted with various growers and wineries to supply some of our future grape and bulk wine requirements. Many of these contracts call for prices to be adjusted annually up or down, according to market conditions. Some contracts set a fixed purchase price that might be higher or lower than prevailing market price. We have total purchase obligations related to both types of contracts of $26 in 2011, $18 in 2012, $12 in 2013, $8 in 2014, $6 in 2015, and $9 after 2015.

We also have contracts for the purchase of agave, which is used to produce tequila. These contracts provide for prices to be determined based on market conditions at the time of harvest, which, although not specified, is expected to occur over the next 10 years. As of April 30, 2010, based on current market prices, obligations under these contracts totaled $8.

We made rental payments for real estate, vehicles, and office, computer, and manufacturing equipment under operating leases of $19 in 2008, $21 in 2009, and $22 in 2010. We have commitments related to minimum lease payments of $14 in 2011, $10 in 2012, $6 in 2013, $4 in 2014, $2 in 2015, and $2 after 2015.

5. CONTINGENCIES

We operate in a litigious environment, and we are sued in the normal course of business. Sometimes plaintiffs seek substantial damages. Significant judgment is required in predicting the outcome of these suits and claims, many of which take years to adjudicate. We accrue estimated costs for a contingency when we believe that a loss is probable and we can make a reasonable estimate of the loss, and adjust the accrual as appropriate to reflect changes in facts and circumstances. No material accrued loss contingencies are recorded as of April 30, 2010.

6. CREDIT FACILITIES

We have a committed revolving credit agreement with various domestic and international banks for $800 that expires on April 30, 2012. Its most restrictive covenant requires that our consolidated EBITDA (as defined in the agreement) to consolidated interest expense not be less than a ratio of 3 to 1. At April 30, 2010, we were well within this covenant’s parameters.

7. DEBT

Our long-term debt consisted of:

April 30,	2009	2010

Variable-rate notes, due in fiscal 2010	$150	$ –
5.2% notes, due in fiscal 2012	250	250
5.0% notes, due in fiscal 2014	250	250
Other	12	11
	662	511
Less current portion	153	3
	$509	$508

Debt payments required over the next five fiscal years consist of $3 in 2011, $253 in 2012, $3 in 2013, and $252 in 2014. The weighted average interest rate on the variable-rate notes was 1.3% at April 30, 2009. In addition to long-term debt, we had short-term borrowings outstanding with weighted average interest rates of 0.5% and 0.2% at April 30, 2009 and 2010, respectively.

8. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We categorize the fair values of assets and liabilities into three levels based upon the assumptions (inputs) used to determine those values. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment:

Level 1	Quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2
Observable inputs other than those in Level 1, such as:
• quoted prices for similar assets and liabilities in active markets;
• quoted prices for identical or similar assets and liabilities in inactive markets; or
• other inputs that are observable or can be derived from or corroborated by observable market data.

Level 3	Unobservable inputs supported by little or no market activity.

This table summarizes the assets and liabilities measured at fair value on a recurring basis in the accompanying consolidated balance sheets:

	Level 1	Level 2	Level 3	Total
April 30, 2009:
Liabilities:
Commodity contracts(a)	$2	$–	$–	$2
Foreign currency contracts(b)	–	1	–	1

April 30, 2010:
Assets:
Foreign currency contracts(b)	–	6	–	6
Liabilities:
Foreign currency contracts(b)	–	6	–	6

(a) Fair value of commodity contracts is based on quoted prices in active markets.
(b) Fair value of foreign exchange contracts is determined through pricing models or formulas using observable market data.

We measure some assets and liabilities at fair value on a nonrecurring basis; that is, we do not measure them at fair value on an ongoing basis, but we do adjust them to fair value in certain circumstances (for example, when we determine that an asset is impaired). The fair values of assets and liabilities measured at fair value on a nonrecurring basis during fiscal 2010 were not material as of April 30, 2010.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of cash, cash equivalents, and short-term borrowings approximates the carrying amount due to the short maturities of these instruments. We estimate the fair value of long-term debt using discounted cash flows based on our incremental borrowing rates for similar debt. We determine the fair value of commodity and foreign currency contracts as discussed in Note 8. Here is a comparison of the fair values and carrying amounts of these instruments:

April 30,	2009		2010
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash and cash equivalents	$340	$340	$232	$232
Foreign currency contracts	–	–	6	6

Liabilities:
Commodity contracts	2	2	–	–
Foreign currency contracts	1	1	6	6
Short-term borrowings	337	337	188	188
Current portion of long-term debt	153	149	3	3
Long-term debt	509	535	508	547

10. DERIVATIVE FINANCIAL INSTRUMENTS

Our multinational business exposes us to global market risks, including the effect of fluctuations in currency exchange rates, commodity prices, and interest rates. We use derivatives to manage financial exposures that occur in the normal course of business. We formally document the purpose of each derivative contract, which includes linking the contract to the financial exposure it is designed to mitigate. We do not hold or issue derivatives for trading purposes.

We use currency derivative contracts to limit our exposure to the currency exchange risk that we cannot mitigate internally by using netting strategies. We designate most of these contracts as cash flow hedges of forecasted transactions (expected to occur within three years). We record all changes in the fair value of cash flow hedges (except any ineffective portion) in accumulated other comprehensive income (AOCI) until the underlying hedged transaction occurs, at which time we reclassify that amount into earnings. We designate some of our currency derivatives as hedges of net investments in foreign subsidiaries. We record all changes in the fair value of net investment hedges (except any ineffective portion) in the cumulative translation adjustment component of AOCI.

We assess the effectiveness of our hedges based on changes in forward exchange rates. The ineffective portion of the changes in fair value of our hedges (recognized immediately in earnings) during the periods presented in this report was not material.

We do not designate some of our currency derivatives as hedges because we use them to at least partially offset the immediate earnings impact of changes in foreign exchange rates on existing assets or liabilities. We immediately recognize the change in fair value of these contracts in earnings.

We had outstanding foreign currency contracts, related primarily to our euro, British pound, and Australian dollar exposures, with notional amounts totaling $375 and $400 at April 30, 2009 and 2010, respectively.

We also had outstanding exchange-traded futures and options contracts on one million bushels and three million bushels of corn as of April 30, 2009 and 2010, respectively. We use these contracts to mitigate our exposure to corn price volatility. Because we do not designate these contracts as hedges for accounting purposes, we immediately recognize the changes in their fair value in earnings.

We manage our interest rate risk with swap contracts. As of April 30, 2010, we had fixed-to-floating interest rate swaps outstanding with a notional value of $250 and a maturity matching our bonds due April 1, 2012. These swaps are designated as fair value hedges. The change in fair value of the swap not related to accrued interest is offset by a corresponding adjustment to the carrying value of the bond.

The following table presents the fair values of our derivative instruments as of April 30, 2009 and 2010. The fair values are presented below on a gross basis, while the fair values of those instruments that are subject to master settlement arrangements are presented on a net basis in the accompanying consolidated balance sheets, as required by generally accepted accounting principles.

	Classification	Fair value of derivatives in a gain position	Fair value of derivatives in a loss position
April 30, 2009:
Designated as cash flow hedges:
Foreign currency contracts	Accrued expenses	$12	$(13)

Not designated as hedges:
Foreign currency contracts	Accrued expenses	–	(1)
Commodity contracts	Accrued expenses	–	(2)

April 30, 2010:
Designated as cash flow hedges:
Foreign currency contracts	Other current assets	7	(2)
Foreign currency contracts	Other assets	2	(1)
Foreign currency contracts	Accrued expenses	1	(6)
Foreign currency contracts	Other liabilities	–	(1)

Designated as net investment hedges:
Foreign currency contracts	Other current assets	–	(3)

Not designated as hedges:
Foreign currency contracts	Other current assets	3	–

This table presents the amounts affecting our consolidated statements of operations in 2009 and 2010:

	Classification	2009	2010
Currency derivatives designated as cash flow hedges:
Net gain (loss) recognized in AOCI	N/A	$28	$(19)
Net gain (loss) reclassified from AOCI into income	Net sales	10	(16)

Currency derivatives designated as net investment hedges:
Net loss recognized in AOCI	N/A	–	(8)
Derivatives not designated as hedging instruments:
Currency derivatives – net gain (loss) recognized in income	Net sales	23	(8)
Currency derivatives – net gain recognized in income	Other income	–	1
Commodity derivatives – net loss recognized in income	Cost of sales	(7)	(1)

We expect to reclassify $6 of deferred net gains recorded in AOCI as of April 30, 2010, to earnings during the next 12 months. This reclassification would offset the anticipated earnings impact of the underlying hedged exposures. The actual amounts that we ultimately reclassify to earnings will depend on the exchange rates in effect when the underlying hedged transactions occur. The maximum term of outstanding derivative contracts was 18 months and 27 months at April 30, 2009 and 2010, respectively.

Credit risk. We are exposed to credit-related losses if the other parties to our derivative contracts breach them. This credit risk is limited to the fair value of the contracts. To manage this risk, we enter into contracts only with major financial institutions that have earned investment-grade credit ratings; we have established counterparty credit guidelines that are regularly monitored and that provide for reports to senior management according to prescribed guidelines; and we monetize contracts when we believe it is warranted. Because of the safeguards we have put in place, we believe the risk of loss from counterparty default to be immaterial.

Some of our derivative instruments require us to maintain a specific level of creditworthiness, which we have maintained. If our creditworthiness were to fall below such level, then the counterparties to our derivative instruments could request immediate payment or collateralization for derivative instruments in net liability positions. The aggregate fair value of all derivatives with creditworthiness requirements that were in a net liability position was $2 and $4 at April 30, 2009 and 2010, respectively.

11. PENSION AND OTHER POSTRETIREMENT BENEFITS

We sponsor various defined benefit pension plans as well as postretirement plans providing retiree health care and retiree life insurance benefits. Below, we discuss our obligations related to these plans, the assets dedicated to meeting the obligations, and the amounts we recognized in our financial statements as a result of sponsoring these plans.

On April 30, 2007, we adopted new guidance regarding the accounting for these plans. That guidance included a provision requiring that, beginning in fiscal 2009, the assumptions used to measure annual pension and other postretirement benefit expenses be determined as of the balance sheet date, and that the amounts of benefit plan obligations and assets reported in annual financial statements be measured as of the balance sheet date. Accordingly, as of the beginning of our 2009 fiscal year, we changed the measurement date for our annual pension and other postretirement benefit expenses and all plan assets and liabilities from January 31 to April 30. As a result of this change in measurement date, we recorded an increase of $6 (net of tax of $4) to stockholders’ equity as of May 1, 2008, as follows:

	Pension	Medical and Life	Total
	Benefits	Insurance Benefits	Benefits

Retained earnings	$(2)	$(1)	$(3)
Accumulated other comprehensive income	8	1	9
Total	$6	$-	$6

Obligations. We provide eligible employees with pension and other postretirement benefits based on such factors as years of service and compensation level during employment. The pension obligation shown below (“projected benefit obligation”) consists of: (a) benefits earned by employees to date based on current salary levels (“accumulated benefit obligation”); and (b) benefits to be received by employees as a result of expected future salary increases. (The obligation for medical and life insurance benefits is not affected by future salary increases.) This table shows how the present value of our obligation changed during each of the last two years.

	Pension		Medical and Life
	Benefits		Insurance Benefits
	2009	2010	2009	2010

Obligation at beginning of year	$451	$415	$52	$44
Service cost	13	10	1	1
Interest cost	30	32	3	3
Net actuarial (gain) loss	(53)	143	(9)	12
Plan amendments	1	–	–	–
Retiree contributions	–	–	1	2
Benefits paid	(20)	(23)	(4)	(4)
Measurement date change	(8)	–	–	–
Special termination benefits	1	–	–	–
Obligation at end of year	$415	$577	$44	$58

Service cost represents the present value of the benefits attributed to service rendered by employees during the year. Interest cost is the increase in the present value of the obligation due to the passage of time. Net actuarial (gain) loss is the change in value of the obligation resulting from experience different from that assumed or from a change in an actuarial assumption. (We discuss actuarial assumptions used at the end of this note.)

As shown in the previous table, our pension and other postretirement benefit obligations were reduced by benefit payments in 2010 of $23 and $4, respectively. Expected benefit payments over the next 10 years are as follows:

	Pension	Medical and Life
	Benefits	Insurance Benefits

2011	$25	$3
2012	26	3
2013	27	3
2014	28	3
2015	29	4
2016-2020	173	19

Assets. We specifically invest in certain assets to fund our pension benefit obligations. Our investment goal is to earn a total return that, over time, will grow assets sufficiently to fund our plans’ liabilities, after providing appropriate levels of contributions and accepting prudent levels of investment risk. To achieve this goal, plan assets are invested primarily in funds or portfolios of funds actively managed by outside managers. Investment risk is managed by company policies that require diversification of asset classes, manager styles, and individual holdings. We measure and monitor investment risk through quarterly and annual performance reviews, and periodic asset/liability studies.

Asset allocation is the most important method for achieving our investment goals and is based on our assessment of the plans’ long-term return objectives and the appropriate balances needed for liquidity, stability, and diversification. This table shows the fair value of pension plan assets by category, as well as the actual and target allocations, as of April 30, 2010. (Fair value levels are defined in Note 8).

					Allocation by Asset Class
	Level 1	Level 2	Level 3	Total	Actual	Target
Commingled trust funds(a):
Equity funds	$–	$176	$–	$176	50%	47%
Fixed income funds	–	117	–	117	33%	30%
Real estate funds	–	14	10	24	7%	8%
Total commingled trust funds	–	307	10	317	90%	85%

Hedge funds(b)	–	–	19	19	5%	5%
Private equity(c)	–	–	13	13	4%	5%
Cash and temporary investments(d)	2	–	–	2	1%	–
Other	–	–	–	–	–	5%

Total	$2	$307	$42	$351	100%	100%

(a) Commingled trust fund valuations are based on the net asset value (NAV) of the funds as determined by the administrator of the fund and reviewed by us. NAV represents the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding.
(b) Hedge fund valuations are primarily based on the NAV of the funds as determined by the administrator of the fund and reviewed by us. During our review, we determine whether it is necessary to adjust the valuation for inherent liquidity and redemption issues that may exist within the fund’s underlying assets and/or fund unit values.
(c) As of April 30, 2010, consists only of limited partnership interests, which are valued at the percentage ownership of total partnership equity as determined by the general partner. These valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity, and the long-term nature of these investments.
(d) Cash and temporary investments consist of money market funds and are valued at their respective NAVs as determined by those funds each business day.

This table shows how the fair value of the Level 3 assets changed during 2010.

	Real Estate	Hedge	Private
	Funds	Funds	Equity	Total

Balance as of May 1, 2009	$15	$4	$13	$32
Return on assets held at end of year	(4)	1	–	(3)
Return on assets sold during year	–	(1)	(1)	(2)
Purchases and settlements	–	17	2	19
Sales and settlements	(1)	(2)	(1)	(4)
Balance as of April 30, 2010	$10	$19	$13	$42

This table shows how the fair value of the pension plan assets changed during each of the last two years. (We do not have assets set aside for postretirement medical or life insurance benefits.)

	Pension		Medical and Life
	Benefits		Insurance Benefits
	2009	2010	2009	2010

Fair value at beginning of year	$397	$284	$–	$–
Measurement date change	2	–	–	–
Actual return on plan assets	(110)	77	–	–
Retiree contributions	–	–	1	2
Company contributions	15	13	3	2
Benefits paid	(20)	(23)	(4)	(4)
Fair value at end of year	$284	$351	$–	$–

Consistent with our funding policy, we expect to contribute $3 to our postretirement medical and life insurance benefit plans in 2011. While we may decide to contribute more, we currently expect to contribute $38 to our pension plans in 2011.

Funded status. The funded status of a plan refers to the difference between its assets and its obligations. This table shows the funded status of our plans.

	Pension		Medical and Life
	Benefits		Insurance Benefits
	2009	2010	2009	2010

Assets	$284	$351	$–	$–
Obligations	(415)	(577)	(44)	(58)
Funded status	$(131)	$(226)	$(44)	$(58)

The funded status is recorded on the accompanying consolidated balance sheets as follows:

	Pension		Medical and Life
	Benefits		Insurance Benefits
	2009	2010	2009	2010

Other assets	$6	$5	$–	$–
Accounts payable and accrued expenses	(3)	(3)	(3)	(3)
Accrued postretirement benefits	(134)	(228)	(41)	(55)
Net liability	$(131)	$(226)	$(44)	$(58)

Accumulated other comprehensive loss:
Net actuarial loss (gain)	$203	$299	$(5)	$7
Prior service cost	5	4	1	1
	$208	$303	$(4)	$8

This table compares our pension plans that have assets in excess of their accumulated benefit obligations with those whose assets are less than their obligations. (As discussed above, we have no assets set aside for postretirement medical or life insurance benefits.)

			Accumulated		Projected
			Benefit		Benefit
	Plan Assets		Obligation		Obligation

	2009	2010	2009	2010	2009	2010

Plans with assets in excess of accumulated benefit obligation	$38	$45	$31	$38	$32	$40
Plans with accumulated benefit obligation in excess of assets	246	306	346	476	383	537
Total	$284	$351	$377	$514	$415	$577

Pension expense. This table shows the components of the pension expense recognized during each of the last three years. The amount for each year includes amortization of the prior service cost and net loss that was unrecognized as of the beginning of the year.

	Pension Benefits
	2008	2009	2010

Service cost	$13	$13	$10
Interest cost	27	30	32
Special termination benefits	–	1	–
Expected return on plan assets	(32)	(35)	(34)
Amortization of:
Prior service cost	1	1	1
Net actuarial loss	12	6	4
Net expense	$21	$16	$13

The prior service cost represents the cost of retroactive benefits granted in plan amendments and is amortized on a straight-line basis over the average remaining service period of the employees expected to receive the benefits. The net actuarial loss results from experience different from that assumed or from a change in actuarial assumptions, and is amortized over at least that same period. The estimated amount of prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive loss into pension expense in 2011 is $1 and $19, respectively.

The pension expense recorded during the year is estimated at the beginning of the year. As a result, the amount is calculated using an expected return on plan assets rather than the actual return. The difference between actual and expected returns is included in the unrecognized net actuarial gain or loss at the end of the year.

Other postretirement benefit expense. This table shows the components of the postretirement medical and life insurance benefit expense that we recognized during each of the last three years.

	Medical and Life Insurance Benefits
	2008	2009	2010

Service cost	$1	$1	$1
Interest cost	3	3	3
Net expense	$4	$4	$4

Other comprehensive income. Changes in the funded status of our benefit plans that are not recognized in net income (as pension and other postretirement benefit expense) are instead recognized in other comprehensive income. Other comprehensive income is also adjusted to reflect the amortization of the prior service cost and net actuarial gain or loss, which is a component of net pension and other postretirement benefit expense, from accumulated other comprehensive income (loss) to net income. This table shows the amounts recognized in other comprehensive income during each of the last three years:

	Pension			Medical and Life
	Benefits			Insurance Benefits
	2008	2009	2010	2008	2009	2010

Prior service cost	$1	$1	$–	$–	$–	$–
Actuarial (gain) loss	(5)	92	100	(3)	(9)	12
Amortization reclassified to net income:
Prior service cost	(1)	(1)	(1)	–	–	–
Net actuarial loss	(12)	(6)	(4)	–	–	–
Net amount recognized in other comprehensive income	$(17)	$86	$95	$(3)	$(9)	$12

Assumptions and sensitivity. We use various assumptions to determine the obligations and expense related to our pension and other postretirement benefit plans. The assumptions used in computing benefit plan obligations as of the end of the last two years were as follows:

	Pension		Medical and Life
	Benefits		Insurance Benefits
	2009	2010	2009	2010

Discount rate	7.94%	5.91%	7.80%	5.78%
Rate of salary increase	4.00%	4.00%	n/a	n/a
Expected return on plan assets	8.50%	8.50%	n/a	n/a

Here are the assumptions we used in computing benefit plan expense during each of the last three years:
	Pension			Medical and Life
	Benefits			Insurance Benefits
	2008	2009	2010	2008	2009	2010

Discount rate	6.04%	6.87%	7.94%	5.98%	6.87%	7.80%
Rate of salary increase	4.00%	4.00%	4.00%	n/a	n/a	n/a
Expected return on plan assets	8.75%	8.75%	8.50%	n/a	n/a	n/a

The discount rate represents the interest rate used to discount the cash-flow stream of benefit payments to a net present value as of the current date. A lower assumed discount rate increases the present value of the benefit obligation. We determined the discount rate using a yield curve based on the interest rates of high-quality debt securities with maturities corresponding to the expected timing of our benefit payments.

The assumed rate of salary increase reflects the expected average annual increase in salaries as a result of inflation, merit increases, and promotions over the service period of the plan participants. A lower assumed rate decreases the present value of the benefit obligation.

The expected return on plan assets represents the long-term rate of return that we assume will be earned over the life of the pension assets. The assumption reflects expected capital market returns for each asset class, which are based on historical returns, adjusted for the expected effects of diversification and active management (net of fees).

The assumed health care cost trend rates as of the end of the last two years were as follows:

	Medical and Life
	Insurance Benefits
	2009	2010
Health care cost trend rate assumed for next year:
Present rate before age 65	8.0%	8.0%
Present rate age 65 and after	8.0%	8.0%

We project health care cost trend rates to decline gradually to 5.0% by 2016 and to remain level after that. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical plans. A 1% increase/decrease in assumed health care cost trend rates would have increased/decreased the accumulated postretirement benefit obligation as of April 30, 2010, by $5 and the aggregate service and interest costs for 2010 by $1.

Savings plans. We also sponsor various defined contribution benefit plans that in total cover substantially all domestic employees. Employees can make voluntary contributions in accordance with the provisions of their respective plans, which include a 401(k) tax deferral option. We match a percentage of each employee’s contributions in accordance with the plans’ terms. We expensed $9, $10, and $8 for matching contributions during 2008, 2009, and 2010, respectively.

International plans. The information presented above for defined benefit plans and defined contribution benefit plans reflects amounts for U.S. plans only. Information about similar international plans is not presented due to immateriality.

12. STOCK-BASED COMPENSATION

Under our 2004 Omnibus Compensation Plan, we can grant stock-based incentive awards for a total of 7,433,000 shares of common stock to eligible employees until July 22, 2014. As of April 30, 2010, awards for 4,615,000 shares remain available for issuance under the Plan. Shares delivered to employees are limited by the Plan to shares that we purchase for this purpose. No new shares may be issued.

The following table presents information about stock options and SSARs granted under the Plan as of April 30, 2010, and for the year then ended:

	Shares (in thousands)	Weighted Average Exercise Price per Award	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Outstanding at May 1, 2009	4,315	$39.65
Granted	480	43.78
Exercised	(694)	27.54
Forfeited or expired	(108)	52.65
Outstanding at April 30, 2010	3,993	$41.91	5.0	$65
Exercisable at April 30, 2010	2,707	$37.14	3.6	$57

The total intrinsic value of options and SSARs exercised during 2008, 2009, and 2010 was $31, $17, and $18, respectively.

We grant stock options and SSARs at an exercise price of not less than the fair value of the underlying stock on the grant date. Stock options and SSARs granted under the Plan become exercisable after three years from the first day of the fiscal year of grant and expire seven years after that date. The grant-date fair values of these awards granted during 2008, 2009, and
2010 were $12.20, $11.41, and $9.56 per award, respectively. Fair values were estimated using the Black-Scholes pricing model with the following assumptions:

	2008	2009	2010

Risk-free interest rate	4.7%	3.5%	3.0%
Expected volatility	17.2%	18.1%	22.6%
Expected dividend yield	1.7%	1.8%	1.9%
Expected life (years)	6	6	6

We also grant restricted stock units (RSUs) and shares of restricted stock under the Plan. As of April 30, 2010, there are approximately 176,000 of these awards outstanding, with a weighted-average remaining restriction period of 1.5 years. The following table summarizes the changes in outstanding RSUs and restricted stock during 2010:

	Shares	Weighted Average
	(in thousands)	Fair Value at Grant Date

Outstanding at May 1, 2009	162	$50.75
Granted	55	49.51
Vested	(40)	49.34
Forfeited	(1)	43.72
Outstanding at April 30, 2010	176	$50.71

The total fair value of RSUs and restricted stock vested during 2008, 2009, and 2010 was $1, $3, and $2, respectively.

The accompanying consolidated statements of operations reflect compensation expense related to stock-based incentive awards on a pre-tax basis of $10 in 2008, $7 in 2009, and $8 in 2010, partially offset by deferred income tax benefits of $4 in 2008, $3 in 2009, and $3 in 2010. As of April 30, 2010, there was $8 of total unrecognized compensation cost related to non-vested stock-based compensation. That cost is expected to be recognized over a weighted-average period of 1.6 years.

13. RESTRUCTURING COSTS

In April 2009, we accrued $12 related to our decision to reduce our workforce through involuntary employment termination and voluntary early retirement. That amount, which is reflected in selling, general, and administrative expenses, consists of severance and other special termination benefits. No material additional expenses were incurred as a result of this reduction in workforce, which was completed in fiscal 2009, and substantially all of the accrued amount was paid during fiscal 2010.

14. OTHER INCOME AND EXPENSE

In fiscal 2009, we recognized a gain of $20 on the sale of the Bolla and Fontana Candida trademarks. In fiscal 2010, we recorded an impairment charge of $12 related to the Don Eduardo trademark (Note 3).  These amounts are reflected as other (income) expense in the accompanying consolidated statements of operations.

15. INCOME TAXES

We incur income taxes on the earnings of our domestic and foreign operations. The following table, based on the locations of the taxable entities from which sales were derived (rather than the location of customers), presents the domestic and foreign components of our income before income taxes:

	2008	2009	2010

United States	$533	$533	$576
Foreign	111	97	106
	$644	$630	$682

The income shown above was determined according to financial accounting standards. Because those standards sometimes differ from the tax rules used to calculate taxable income, there are differences between: (a) the amount of taxable income and pretax financial income for a year; and (b) the tax bases of assets or liabilities and their amounts as recorded in our financial statements. As a result, we recognize a current tax liability for the estimated income tax payable on the current tax return, and deferred tax liabilities (income tax payable on income that will be recognized on future tax returns) and deferred tax assets (income tax refunds from deductions that will be recognized on future tax returns) for the estimated effects of the differences mentioned above.

Deferred tax assets and liabilities as of the end of each of the last two years were as follows:

April 30,	2009	2010

Deferred tax assets:
Postretirement and other benefits	$98	$125
Accrued liabilities and other	17	26
Loss and credit carryforwards	43	51
Valuation allowance	(35)	(35)
Total deferred tax assets, net	123	167

Deferred tax liabilities:
Trademarks and brand names	(146)	(168)
Property, plant, and equipment	(39)	(37)
Total deferred tax liabilities, net	(185)	(205)

Net deferred tax liability	$(62)	$(38)

The $35 valuation allowance at April 30, 2010, relates primarily to a $15 capital loss carryforward associated with the sale of Lenox during fiscal 2006 and a $13 non-trading loss carryforward generated by Brown-Forman Beverages Europe during fiscal 2009 in the U.K. During fiscal 2009, we used $8 of the capital loss carryforward to offset the gain recorded on the sale of the Bolla and Fontana Candida trademarks. We used none of the capital loss during fiscal 2010 and currently know of no significant transactions that will let us use the remaining capital loss carryforward, which expires in fiscal 2011. In addition, although the non-trading losses in the U.K. can be carried forward indefinitely, we know of no significant transactions that will let us use them. The remaining valuation allowance relates to other capital loss carryforwards that expire in fiscal 2012 and other foreign net operating losses that expire in fiscal 2018 and 2019.

As of April 30, 2010, the gross amounts of loss and credit carryforwards include U.S. capital losses of $56 ($43 and $13 expiring in fiscal 2011 and 2012, respectively); a U.K. non-trading loss of $45 (no expiration); other foreign net operating losses of $13 (largely expiring between fiscal 2014 and 2019); and foreign credit carryforwards of $8 (expiring between fiscal 2011 and 2017).

Deferred tax liabilities were not provided on undistributed earnings of certain foreign subsidiaries ($258 and $365 at April 30, 2009 and 2010, respectively) because we expect these undistributed earnings to be reinvested indefinitely overseas. If these amounts were not considered permanently reinvested, additional deferred tax liabilities of approximately $51 and $73 would have been provided as of April 30, 2009 and 2010, respectively.

Total income tax expense for a year includes the tax associated with the current tax return (“current tax expense”) and the change in the net deferred tax asset or liability (“deferred tax expense”). Our total income tax expense for each of the last three years was as follows:

	2008	2009	2010
Current:
U.S. federal	$154	$142	$175
Foreign	26	26	28
State and local	19	15	19
	199	183	222
Deferred:
U.S. federal	6	$14	$16
Foreign	6	(2)	(5)
State and local	(7)	–	–
	5	12	11

	$204	$195	$233

Our consolidated effective tax rate usually differs from current statutory rates due to the recognition of amounts for events or transactions that have no tax consequences. The following table reconciles our effective tax rate to the federal statutory tax rate in the United States:

	Percent of Income Before Taxes
	2008	2009	2010

U.S. federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of U.S. federal tax benefit	1.3	1.8	1.8
Income taxed at other than U.S. federal statutory rate	(1.6)	(1.3)	(1.0)
Tax benefit from U.S. manufacturing	(1.8)	(1.7)	(1.7)
Capital loss benefit	–	(1.2)	–
Other, net	(1.2)	(1.5)	–
Effective rate	31.7%	31.1%	34.1%

At April 30, 2010, we had $35 of gross unrecognized tax benefits, $28 of which would reduce our effective income tax rate if recognized. A reconciliation of the beginning and ending unrecognized tax benefits follows:

	2008	2009	2010

Unrecognized tax benefits at beginning of year	$43	$35	$26
Additions for tax positions provided in prior periods	1	1	–
Additions for tax positions provided in current period	4	4	13
Settlements of tax positions in the current period	(7)	(2)	(3)
Lapse of statutes of limitations	(6)	(12)	(1)
Unrecognized tax benefits at end of year	$35	$26	$35

We record interest and penalties related to unrecognized tax benefits as a component of our income tax provision. Total gross interest and penalties of $8, $6 and $8 were accrued as of April 30, 2008, 2009 and 2010, respectively. The impact of interest and penalties on our effective tax rates for 2008, 2009 and 2010 was not material.

We file income tax returns in the United States, including several state and local jurisdictions, as well as in several other countries in which we conduct business. The major jurisdictions and their earliest fiscal years that are currently open for tax examinations are 1998 in the United States, 2006 in Australia, Ireland and Italy, 2005 in Poland, 2004 in Finland, 2003 in the U.K. and 2002 in Mexico. Audits of our fiscal 2006 and 2007 U.S. federal tax returns, were completed during fiscal 2010. Although one matter from those audits remains open, we believe that we have adequately provided for it.

We believe it is reasonably possible that the gross unrecognized tax benefits may increase by approximately $1 in the next 12 months as a net result of tax positions taken in the current year and expired statutes of limitations.

16. SEGMENT INFORMATION

The following table presents net sales by product category:

	2008	2009	2010
Net sales:
Spirits	$2,896	$2,832	$2,916
Wine	386	360	310
	$3,282	$3,192	$3,226

The following table presents net sales by geographic region:

	2008	2009	2010
Net sales:
United States	$1,564	$1,542	$1,529
Europe	955	892	879
Other	763	758	818
	$3,282	$3,192	$3,226

Net sales are attributed to countries based on where customers are located.

The net book value of property, plant, and equipment located in Mexico was $56 and $62 as of April 30, 2009 and 2010, respectively. Other long-lived assets located outside the United States are not significant.

17. SUBSEQUENT EVENT

As we announced on June 8, 2010, our Board of Directors has authorized the repurchase of up to $250 of our outstanding Class A and Class B common shares by December 1, 2010, subject to market and other conditions. Under this plan, we can repurchase shares from time to time for cash in open market purchases, block transactions, and privately negotiated transactions in accordance with applicable federal securities laws.

REPORTS OF MANAGEMENT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Our management is responsible for the preparation, presentation, and integrity of the financial information presented in this Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the U.S., including amounts based on management's best estimates and judgments. In management's opinion, the consolidated financial statements fairly present the Company's financial position, results of operations, and cash flows.

The Audit Committee of the Board of Directors, which is composed of independent directors, meets regularly with the independent registered public accounting firm, PricewaterhouseCoopers LLP (PwC), internal auditors, and representatives of management to review accounting, internal control structure, and financial reporting matters. The internal auditors and PwC have full, free access to the Audit Committee. As set forth in our Code of Conduct and Compliance Guidelines, we are firmly committed to adhering to the highest standards of moral and ethical behaviors in our business activities.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is also responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the U.S.

As of the end of the our fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring  Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of April 30, 2010.

There has been no change in the Company's internal control over financial reporting during the fiscal quarter ended April 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The effectiveness of the Company's internal control over financial reporting as of April 30, 2010, has been audited by PwC, as stated in their report that appears on page 66.

/s/ Paul C. Varga
Paul C. Varga
Chairman and Chief Executive Officer

/s/ Donald C. Berg
Donald C. Berg
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF BROWN-FORMAN CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated  statements of operations, comprehensive income, cash flows, and stockholders' equity present fairly, in all material respects, the financial position of Brown-Forman Corporation and its subsidiaries (the "Company") at April 30, 2010 and April 30, 2009, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page 65 of this Annual Report to Stockholders. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that  transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Louisville, Kentucky
June 25, 2010

IMPORTANT INFORMATION ON FORWARD-LOOKING STATEMENTS

This report contains statements, estimates, and projections that are "forward-looking statements" as defined under U.S. federal securities laws. Words such as “aim,” “anticipate,” “aspire,” “believe,” “envision,” “estimate,” “expect,” “expectation,” “intend,” “may,” “potential,” “project,” “pursue,” “see,” “will,” “will continue,” and similar words identify forward-looking statements, which speak only as of the date we make them. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.  By their nature, forward-looking statements involve risks, uncertainties and other factors (many beyond our control) that could cause our actual results to differ materially from our historical experience or from our current expectations or projections. These risks and other factors include, but are not limited to:

•
Continuing or renewed pressure on global economic conditions or political, financial, or equity market turmoil (and related credit and capital market instability and  illiquidity); continuation of, or further decreases in, consumer and trade spending; high unemployment; supplier, customer or consumer credit or other financial problems; inventory fluctuations at distributors, wholesalers, or retailers; bank failures or governmental nationalizations; etc.

•
successful implementation and effectiveness of business and brand strategies and innovations, including distribution, marketing, promotional activity, favorable trade and consumer reaction to our product line extensions, formulation, and packaging changes

•	competitors’ pricing actions (including price reductions, promotions, discounting, couponing or free goods), marketing, product introductions, or other competitive activities
•
prolonged or further declines in consumer confidence or spending, whether related to economic conditions, wars, natural or other disasters, weather, pandemics, security threats, terrorist attacks or other factors

•
changes in tax rates (including excise, sales, VAT, corporate, individual income, dividends, capital gains) or in related reserves, changes in tax rules (e.g., LIFO, foreign income deferral, U.S. manufacturing and other deductions) or accounting standards, tariffs,  or other restrictions affecting beverage alcohol, and the unpredictability and suddenness with which they can occur

•	trade or consumer resistance to price increases in our products
•	tighter governmental restrictions on our ability to produce, sell, price, or market our products, including advertising and promotion; regulatory compliance costs
•	business disruption, decline or costs related to reductions in workforce or other cost-cutting measures
•	lower returns and discount rates related to pension assets, higher interest rates, or significant fluctuations in inflation rates
•	fluctuations in the U.S. dollar against foreign currencies, especially the euro, British pound, Australian dollar, or Polish zloty
•
changes in consumer behavior and our ability to anticipate and respond to them, including reduction of bar, restaurant, hotel or other on-premise business; shifts to discount store purchases or shifts away from premium-priced products; other price-sensitive consumer behavior; or reductions in travel

•	changes in consumer preferences, societal attitudes or cultural trends that result in reduced consumption of our products
•
distribution arrangement and other route-to-consumer decisions or changes that affect the timing of our sales, temporarily disrupt the marketing or sale of our products, or result in implementation-related costs

•	adverse impacts resulting from our acquisitions, dispositions, joint ventures, business partnerships, or portfolio strategies
•
lower profits, due to factors such as fewer used barrel sales, lower production volumes (either for our own brands or those of third parties), sales mix shift toward lower priced or lower margin skus, or cost increases in energy or raw materials, such as grapes, grain, agave, wood, glass, plastic, or closures

•
climate changes, agricultural uncertainties, environmental calamities, our suppliers’ financial hardships or other factors that affect the  availability, price, or quality of grapes, agave, grain, glass, energy, closures, plastic, or wood

•	negative publicity related to our company, brands, personnel, operations, business performance or prospects
•	product counterfeiting, tampering, contamination, or recalls and resulting negative effects on our sales, brand equity, or corporate reputation
•
adverse developments stemming from litigation or domestic or foreign governmental investigations of beverage alcohol industry business, trade, or marketing practices by us, our importers, distributors, or retailers

•	impairment in the recorded value of any assets, including receivables, inventory, fixed assets, goodwill or other intangibles

QUARTERLY FINANCIAL INFORMATION
(Expressed in millions, except per share amounts)

	Fiscal 2009					Fiscal 2010
	First	Second	Third	Fourth		First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year	Quarter	Quarter	Quarter	Quarter	Year
Net sales	$790	$935	$784	$683	$3,192	$738	$893	$862	$733	$3,226
Gross profit	381	467	371	359	1,577	380	443	411	377	1,611
Net income	88	143	123	80	435	121	147	108	73	449
Basic EPS	0.59	0.95	0.82	0.53	2.88	0.81	0.99	0.73	0.49	3.03
Diluted EPS	0.58	0.94	0.81	0.53	2.87	0.81	0.99	0.73	0.49	3.02
Cash dividends per share:
Declared	0.54	–	0.58	–	1.12	0.58	–	0.60	–	1.18
Paid	0.27	0.27	0.29	0.29	1.12	0.29	0.29	0.30	0.30	1.18
Market price per share:
Class A high	63.17	62.91	54.92	50.97	63.17	51.08	53.30	57.75	63.65	63.65
Class A low	53.61	40.91	38.30	35.06	35.06	44.00	45.45	50.50	51.55	44.00
Class B high	63.02	62.98	53.49	48.41	63.02	50.00	53.78	55.56	60.44	60.44
Class B low	53.58	41.94	40.46	34.97	34.97	41.45	42.22	47.77	48.93	41.45

Note: Quarterly amounts may not add to amounts for the year due to rounding.