Form 10-K, Exhibit 13
period 2011-04-30
BROWN FORMAN CORP
filed 2011-06-27
CIK 14693

Exhibit 13

BROWN-FORMAN CORPORATION
SELECTED FINANCIAL DATA
(Dollars in millions, except per share amounts)

Year Ended April 30,	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Continuing Operations:
Net sales	$1,618	1,795	1,992	2,195	2,412	2,806	3,282	3,192	3,226	3,404
Gross profit	$849	900	1,024	1,156	1,308	1,481	1,695	1,577	1,611	1,724
Operating income	$326	341	383	445	563	602	685	661	710	855
Income from continuing operations	$212	222	243	339	395	400	440	435	449	572
Weighted average shares used to calculate earnings per share
- Basic	170.8	168.4	151.7	152.2	152.6	153.6	153.1	150.5	147.8	145.6
- Diluted	171.2	168.9	152.5	153.1	154.3	155.2	154.4	151.4	148.6	146.5
Earnings per share from continuing operations
- Basic	$1.24	1.32	1.60	2.23	2.59	2.60	2.87	2.88	3.03	3.92
- Diluted	$1.24	1.32	1.59	2.22	2.56	2.58	2.84	2.87	3.02	3.90
Gross margin	52.5%	50.1%	51.4%	52.7%	54.2%	52.8%	51.6%	49.4%	50.0%	50.7%
Operating margin	20.2%	19.0%	19.2%	20.3%	23.3%	21.5%	20.9%	20.7%	22.0%	25.1%
Effective tax rate	34.1%	33.6%	33.1%	32.6%	29.3%	31.7%	31.7%	31.1%	34.1%	31.0%
Average invested capital	$1,128	1,266	1,392	1,535	1,863	2,431	2,747	2,893	2,825	2,711
Return on average invested capital	19.3%	18.0%	18.5%	23.0%	21.9%	17.4%	17.2%	15.9%	16.6%	21.8%

Total Company:
Cash dividends declared per common share	$0.54	0.58	0.64	0.73	0.84	0.93	1.03	1.12	1.18	2.24
Average stockholders’ equity	$1,241	1,290	936	1,198	1,397	1,700	1,668	1,793	1,870	1,904
Total assets at April 30	$2,016	2,264	2,376	2,649	2,728	3,551	3,405	3,475	3,383	3,712
Long-term debt at April 30	$33	629	630	351	351	422	417	509	508	504
Total debt at April 30	$200	829	679	630	576	1,177	1,006	999	699	759
Cash flow from operations	$249	243	304	396	343	355	534	491	545	527
Return on average stockholders’ equity	18.1%	18.7%	27.1%	25.7%	22.9%	22.9%	26.4%	24.2%	24.0%	30.0%
Total debt to total capital	13.2%	49.4%	38.3%	32.5%	26.9%	42.8%	36.8%	35.5%	26.9%	26.9%
Dividend payout ratio	41.4%	41.1%	38.2%	36.1%	40.0%	36.8%	35.8%	38.9%	38.7%	57.0%

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

MANAGEMENT’S DISCUSSION AND ANALYSIS

Below, we review Brown-Forman’s consolidated financial condition and results of operations and present the data to help you understand our business and the context for our results for the fiscal years ended April 30, 2009, 2010, and 2011. We also comment on our anticipated financial performance, discuss factors that may affect our future financial condition and performance, and make other forward-looking statements. Please read this section of our report together with the consolidated financial statements for the year ended April 30, 2011, their related notes, and the important information on forward-looking statements on page 70. There, we list some risk factors that could cause actual results to differ materially from what we currently expect.

EXECUTIVE OVERVIEW

Brown-Forman Corporation is a diversified producer and marketer of high-quality consumer beverage alcohol brands. We are one of the largest American-owned wine and spirits companies, and our products include Tennessee, Canadian, and Kentucky whiskeys; Kentucky bourbon; tequila; vodka; liqueur; California sparkling wine; table wine; and ready-to-drink (RTD) and ready-to-pour (RTP) products. We have more than 25 brands, including Jack Daniel’s and its related brands; Finlandia; Southern Comfort; Herradura; el Jimador; New Mix; Canadian Mist; Chambord; Tuaca; Woodford Reserve; Sonoma-Cutrer; and Korbel Champagne. Our brands are sold in more than 135 countries, and our largest operations are in the United States, Mexico, Australia, the United Kingdom, Germany, and Poland.

OUR STRATEGIES AND OBJECTIVES

The title of our shareholder’s report this year is “Building Forever,” reflecting our long-term perspective and our desire to remain a strong and independent company indefinitely. When we consider the company’s performance in fiscal 2011 and our future outlook, we believe our growth rates will return to those we achieved before the financial crisis and resulting recession that began in 2008.

Brown-Forman’s results over the past three years have been consistent during a difficult time for investors generally. Through the economic downturn, our shareholders received a total shareholder return (TSR) of 13% versus the S&P 500’s TSR of only 2% for the period April 30, 2008 through April 30, 2011. We accomplished this through a focus on organic growth, geographic expansion, careful portfolio management and evolution, strategic cost reductions, and innovation.

In the summer of 2010, we introduced our ten-year strategy, focused on driving sustainable growth with the potential to double the size of our business over the succeeding decade. Our five strategic ambitions remain unchanged:

1.
Continue to expand the Jack Daniel’s family of brands, including Black Label, and make Jack Daniel’s the fastest-growing brand in retail sales among the world’s largest premium spirits brands. We plan to do this by keeping Jack Daniel’s Black Label strong, healthy, and relevant to consumers worldwide, and by taking advantage of the abundant opportunities for growing the current Jack Daniel’s family and future line extensions across countries, price segments, channels, and consumer groups.

2.
Grow the rest of our portfolio at a rate faster than the growth of the Jack Daniel’s brand. To achieve this, we will strive to increase the global footprint of our brands such as Southern Comfort and Finlandia, and expand the reach of our tequila brands, Herradura and el Jimador, and super-premium brands, including Sonoma-Cutrer and Woodford Reserve. Realizing this potential will require us to use innovative products and packaging to seize new business opportunities and to leverage our products into new consumption patterns.

3.
Grow our business in the United States, our largest market, and grow our market share of dollar sales in the U.S. spirits industry as a whole. We expect to do this through stronger participation in fast-growing spirits categories such as vodka and tequila, continued product and packaging innovation, continued route-to-consumer proficiency, and brand building among growing consumer segments.

4.
Grow our business outside the United States at a faster rate than the United States.  Over the past 15 years, our business outside the United States has grown more quickly than our business within it. We expect this trend to continue, and it is important to our overall growth in this next decade. To realize this strategy, we expect to grow our portfolio in developed economies such as those in France, Australia, the United Kingdom, and Germany and emerging markets such as Poland and Mexico. We will also adjust route-to-consumer strategies to expand our access to and understanding of consumers. And we expect other emerging markets such as Brazil, Russia, India, and China to gain significantly in importance.

5.
Be responsible in everything we do. We try to be responsible in everything we do – from reducing our environmental footprint to managing how we market our brands. We believe this responsibility is a rich source of opportunity: It allows us to build stronger consumer relationships and enduring brands, make our products more efficiently, enhance our business efforts, and maintain the trust required for our commercial freedoms. Corporate responsibility includes our civic obligations and our products’ entire environmental life cycles: how we produce or source our raw materials, how we set and maintain production standards, and how we package and distribute our products. Environmental stewardship is central to our broader social responsibilities, as is our commitment to contribute to the quality of life in the communities where our employees live, work, and raise their families.

OUR OPERATIONS AND OUR MARKETS

We employ around 3,900 people on six continents. Our headquarters is in Louisville, Kentucky, USA, where we employ about 1,000 people. We have major sales and marketing operations in Louisville, London, Sydney, Hamburg, Guadalajara, and Warsaw as well as sales offices located in over 25 other cities around the globe.

Our production facilities include distillery production in Louisville and Versailles, Kentucky; Lynchburg, Tennessee; and Collingwood, Ontario. Our main tequila production facility is at Casa Herradura in Amatitán, Mexico. We also have production facilities in Cour Cheverny, France; Dublin, Ireland; and Windsor, California, and contract production in Australia, Belgium, Finland, Ireland, Mexico, the Netherlands, South Africa, and the United States.  Our Brown-Forman Cooperage operation in Louisville is the world’s largest producer of whiskey barrels.

We operate distribution companies in a number of markets where we sell directly to retailers and wholesalers. These include Australia, Brazil, Canada, China, the Czech Republic, Germany, Korea, Mexico, Poland, and Taiwan.

Over the last 10 years, we have made tremendous strides in expanding our international footprint. Today, we sell our brands in more than 135 countries and generate 55% of our net sales outside the United States. The United States remains our largest, most important market, contributing 45% of our net sales in fiscal 2011, compared to 47% in fiscal 2010. Our reported net sales in the United States were flat for fiscal 2011, while growing at about 11% elsewhere on an as-reported basis and 7% on a constant-currency basis. (“Constant-currency,” a non-GAAP measure, represents reported net sales with the effect of currency fluctuations removed. We calculate constant currency by translating current year results at prior year rates.  We present our sales data on a constant-dollar basis because exchange rate fluctuations can distort the underlying1 change in sales, either positively or negatively.)

	2001	2011
Net Sales Contribution:
United States	77%	45%
International	23%	55%

Europe, our second-largest region, accounted for 27% of our net sales in both fiscal 2011 and fiscal 2010. For fiscal 2011, net sales in Europe were up about 3% on an as-reported basis. After adjusting for the effects of a stronger dollar, net sales in Europe were up 5%. Overall trading conditions for the industry improved modestly in some parts of Europe but remained weak in others as consumers remained cautious regarding the economic outlook. Many Western European economies continued to struggle in fiscal 2011, including those in Spain, Italy, Greece, and Ireland, where overall consumption dropped again. Many countries in Eastern Europe experienced improving trends, but consumers in some countries there continued to trade down from premium imported spirits. Despite the tough economic conditions overall, our business continued to expand across Europe, with broad-based gains in a number of markets (most notably, the United Kingdom, Turkey, Germany, and France).  Our flagship brand, Jack Daniel’s, continued to grow market share in European countries, including the United Kingdom, France, Spain, Italy, Poland, Greece, and Romania.

1 Underlying change, a non-GAAP measure, represents the percentage increase or decrease in reported financial results in accordance with generally accepted accounting principles in the United States, adjusted for certain items. We believe providing underlying change provides a framework to assess how our business performed relative to prior periods.

Net sales for the rest of the world other than the United States and Europe constituted 28% of our total sales, where sales grew year over year 19% in fiscal 2011 on an as-reported basis and 9% on a constant-currency basis. This growth was driven by continued expansion of our portfolio in Australia and Mexico, by the benefits of the route-to-consumer change made during fiscal 2011 for Brazil, and growth in a number of Asian and other Latin America countries.

Fiscal 2011 Net Sales by Geography:
United States	45%
Europe	27%
Rest of the world	28%

Our main international markets include Australia, the United Kingdom, Mexico, Poland, Germany, France, Canada, Japan, Spain, Turkey, South Africa, Russia, Italy, and China. We continue to see significant long-term growth opportunities for our portfolio of brands in both developed and emerging markets, particularly in Eastern Europe, Asia, and Latin America.

The more we expand our business outside the United States, the more our financial results will be exposed to exchange rate fluctuations. This exposure includes sales of our brands in currencies other than the dollar and the cost of goods, services, and manpower we purchase in currencies other than the dollar. (In this report, “dollar” always means the U.S. dollar.) Because we sell more in local currencies than we purchase, we have a net exposure to changes in the dollar’s value. To buffer these exchange rate fluctuations, we regularly hedge a portion of our foreign currency exposure. But over the long term, our reported financial results will generally be hurt by a stronger dollar and helped by a weaker dollar.

During fiscal 2011, the overall global economic environment improved. We began to see the U.S. on-premise activity in restaurants and bars stabilize but did not see a real return to growth, as consumers continued to shift to more at-home consumption and dining. We started to see evidence of U.S. consumers beginning to trade up in the latter part of our fiscal year to super-premium and premium brands, providing us with some encouraging signs for the future.  Distributors’ and retailers’ inventory levels around the world seemed to stabilize after declining during the economic crisis.  While economists are generally projecting GDP growth in most countries, we believe the macro environment will remain volatile, and cost increases attributed to rising inflation and higher fuel costs could constrain our performance in the near term. Nevertheless, we believe the long-term growth potential for high-quality spirits remains positive due to favorable demographic trends and continued consumer desire for premium brands. This is particularly true in many emerging markets where Western-style premium brands are aspirational.

OUR BRANDS

Our objectives for growing sales and earnings are based on expanding the reach of our brands geographically, introducing new brand offerings, acquiring brands, increasing prices, and divesting non-core and under-performing assets. Over the past several years, we have made significant advances in each area, including:

•	expanding international sales;
•	developing new flavors in the vodka, ready-to-drink (RTD) and read-to-pour (RTP) categories;
•	acquiring the Casa Herradura2 tequila brands and Chambord liqueur in fiscal 2007;
•	increasing prices strategically;
•	completing the divesture of our consumer durables business in fiscal 2007; and
•	divesting our Italian wine brands, Bolla and Fontana Candida, in fiscal 2009.

We built on these objectives in fiscal 2011 as we achieved record earnings by:

•	continuing our international growth;
•	developing new packaging and flavors for a number of brands in our porfolio;
•	leveraging our existing assets by introducing several of the brands in our portfolio, including RTD offerings, in a number of markets around the world;
•	introducing innovative brands and line extensions such as Jack Daniel’s Tennessee Honey and Chambord Flavored Vodka; and
•	divesting of the Hopland-based wine3 business to Chilean wine producer Viña Concha y Toro S.A. in April 2011.

Total depletions (shipments direct to retailers or from distributors to wholesalers and retailers) for the active brands in our portfolio were 36 million nine-liter cases, up 3% over the volumes in fiscal 2010 for comparable brands. Nine of our brands experienced depletions of more than one million nine-liter cases in fiscal 2011.

Jack Daniel’s Tennessee Whiskey is the signal brand in our portfolio and one of the largest, most profitable spirits brands in the world. Global depletions for Jack Daniel’s were up 4% in fiscal 2011, an improvement from its 2% growth in fiscal 2010. The brand registered flat volumes in its largest market, the United States, and 4% growth in the United Kingdom.  Jack Daniel’s experienced double-digit depletion gains in several markets, including France, Poland, Turkey, Mexico, the Netherlands, and travel retail (formerly “duty free”) with single-digit growth across many more markets, including Germany, Italy, and Canada.

2 Brands include el Jimador, Herradura, New Mix (a tequila-based RTD product), Antiguo, and Suave 35.

3 Included in this sale were the Fetzer winery, bottling facility, and vineyards, as well as the Fetzer brand and other Hopland, California-based wines, including Bonterra, Little Black Dress, Jekel, Five Rivers, Bel Arbor, Coldwater Creek, and Sanctuary. Also included in the sale was a facility in Paso Robles, California. This divestiture is referred to as “Fetzer sale” throughout this report.  See Note 14 to our consolidated financial statements for details of this sale.

Jack Daniel’s outpaced the combined growth of the top 100 spirits brands (according to a February 2011 report by Impact Databank, a New York industry research group) while maintaining its share in the top five premium global spirits brands.  These achievements underscore the brand’s iconic image while reinforcing our belief in its long-term appeal and sustained growth potential.

Because Jack Daniel’s generates a significant percentage of our total net sales and earnings, it remains a top priority, vital to our overall performance. Any significant decline in Jack Daniel’s volume or selling price, particularly over an extended time, could materially depress our earnings. We remain encouraged by the brand’s resilience over the past two years in the face of a challenging environment and the opportunities for continued growth in both emerging and developed markets.

The Jack Daniel’s family of brands, which includes Jack Daniel’s Tennessee Whiskey, Gentleman Jack, Jack Daniel’s Single Barrel, Jack Daniel’s Tennessee Honey, and RTD products such as Jack Daniel’s & Cola, Jack Daniel’s & Diet Cola, Jack Daniel’s & Ginger, and Jack Daniel’s Country Cocktails, grew volumes 8% globally on a nine-liter case basis in fiscal 2011 and 5% on a drinks-equivalent basis. (Equivalent depletions represent the conversion of single-serve RTD brands to a similar drink equivalent as the parent brand. RTD nine-liter case volume is divided by 10.) Net sales of the brand family grew 10% on an as-reported basis and 8% on a constant-currency basis. Jack Daniel’s line extensions grew at a faster rate than Jack Daniel’s Tennessee Whiskey itself.

The benefit of our repackaging of Gentleman Jack, launched in fiscal 2007, and the geographic expansion of the brand to markets outside the United States continued in fiscal 2011, as volumes grew nearly 9%, and net sales grew over 13% on an as-reported basis and 12% on a constant-currency basis. Jack Daniel’s Single Barrel in fiscal 2011 depletions grew 12% after a 14% increase in fiscal 2010, reflecting the expansion of this brand in markets outside the United States. Net sales for the brand increased 7% on both an as-reported and constant-currency basis.

Impressive growth continued in fiscal 2011 for the Jack Daniel’s RTD brands, where depletions grew 17% on a nine-liter basis in fiscal 2011 (on top of a 39% increase in fiscal 2010), and net sales increased 28% on an as-reported basis and 18% on a constant-currency basis. This growth was fueled by strong gains in Australia and Germany and the expansion of the products into Europe, Mexico, and North America. We believe Jack Daniel’s RTDs will continue to provide a growth opportunity for us, as they offer not only an appealing, great-tasting, convenient expression of the brand but also an effective marketing tool for the parent brand.

In the United States, we introduced a new line extension late in fiscal 2011, Jack Daniel’s Tennessee Honey, the first such extension for Jack Daniel’s in over a decade.  We are optimistic about the potential for this line extension as it has experienced a positive initial reception to the market by our distributor partners, the retail trade, and our consumers.

Finlandia and Southern Comfort are our two next-most-important brands. In Fiscal 2011, Finlandia gained share in its largest market, Poland, and in several other eastern European markets, but experienced market declines in Russia due to the initial disruption associated with the transition to a new distributor there. The brand also lost market share in the United States. Global net sales for Finlandia declined 2% on both an as-reported and constant-currency basis.

Southern Comfort had another difficult year, as depletions declined 6% in fiscal 2011. Net sales declined 3% in fiscal 2011 on an as-reported basis and 5% on a constant-currency basis. The brand continued to be hurt by increased competition from flavored whiskeys, flavored vodkas, and spiced rums, particularly those often consumed on premise in shots.

To reinvigorate the brand’s growth and to realize our objective of expanding our existing trademarks into new business opportunities, we introduced Southern Comfort Lime in the United States during fiscal 2011. We are encouraged by the early performance of this line extension. When combined with the parent brand and RTP expressions, the overall brand family depletions on a nine-liter case basis declined 3%. In fiscal 2012, we intend to explore new consumer opportunities, to introduce additional line extensions into the brand family, and to expand Southern Comfort Lime into markets outside the United States.

In fiscal 2011, we continued to expand the geographic footprint of the tequila and tequila-based brands acquired as part our fiscal 2007 Casa Herradura acquisition. el Jimador, the #1 selling tequila brand in Mexico, grew depletions 8% globally, including 6% in Mexico, its largest market, and 17% in the United States. Soon after introducing a new label and new bottle carton for the super-premium Herradura brand during fiscal 2010, we introduced as planned stage two of the evolution of the brand’s premium image, a new package for the brand in fiscal 2011. The brand’s depletion trends have accelerated, growing double digits globally for the fiscal year compared to more modest gains in fiscal 2010.

One way we are leveraging our tequila assets is by continuing to introduce the portfolio in markets around the world. We believe our tequila brands have considerable potential for future growth both in the United States and elsewhere. We plan to further expand our tequila brands geographically in fiscal 2012 and to introduce line extensions and new flavors for New Mix, tequila-based RTD brands.

Depletion trends for Korbel Champagne grew while depletions for our mid-priced brands generally declined in fiscal 2011, including those for Canadian Mist and Early Times. These are largely off-premise-driven brands in fiercely price-competitive segments. We expect longer-term growth for most of these brands to be modest.

Most of our brands in the super-premium price category continued to grow throughout the economic crisis. Woodford Reserve, Sonoma-Cutrer, and Chambord all posted depletion gains in fiscal 2011. We remain encouraged by the resilience of these small-but-growing super-premium brands and expect to see more growth opportunities as the global economy continues to improve.

OUR DISTRIBUTION NETWORK AND OUR CUSTOMERS

To expand the reach of our brands around the world, we need to ensure that consumers can find our products whenever and wherever they seek a premium beverage alcohol brand. To broaden access, we use a variety of distribution models around the world based on (1) the market’s long-term attractiveness and competitive dynamics and (2) our portfolio’s stage of development in that market. We choose the most appropriate model to optimize our access to consumers in that market at that time, but that choice can evolve as market dynamics change and as our portfolio matures.

We own and operate distribution networks in a handful of markets, including Australia, Brazil, Canada, China, the Czech Republic, Germany, Korea, Mexico, Poland, and Taiwan; we plan to review other countries in fiscal 2012. In all of these markets, we sell our products directly to retail stores or to wholesalers. In the United Kingdom, we partner in a cost sharing arrangement with another supplier, Bacardi, to sell a combined portfolio of our companies’ brands.

In fiscal 2011, we expanded the number of markets where we own our distribution to include Germany, Canada, and Brazil, and we expanded our cooperation with Coca-Cola Hellenic Bottling (CCHB) to include Russia. CCHB is also our distributor in Croatia, Hungary, Slovenia, and Ukraine. While we experienced disruption during the transition to this new distributor in Russia, which did not materially affect our fiscal 2011 earnings, we anticipate that we will be able to leverage their distribution prowess to further develop our brands in the retail trade in the important Russian market.

In the United States, we sell our portfolio of brands either to wholesalers or (in states that directly control alcohol sales) to state governments that then sell to retail customers and consumers. In some markets we have distribution contracts; these contracts typically have no fixed term and are terminable at will with a liquidated damages provision that provides limited compensation based primarily on a percentage of purchases over time. Some state franchise statutes limit our ability to terminate our distribution relationships.

In many other markets not discussed above, including France, Spain and Italy, we rely significantly on others to distribute our brands.

While to date it has happened only rarely, consolidation among wholesalers in the United States or among spirits producers around the world could hinder the distribution of our products in the future as a result of reduced attention to our brands, the possibility that our brands may constitute a smaller portion of their business, or a changing competitive environment.

We expect to continue to pursue strategies and partnerships that will improve our in-market brand-building efforts. But in the short term, if we change our route-to-consumer in a market, we could experience temporary sales disruptions, transition expenses, and costs of establishing infrastructure that more than offset initial margin gains.

OUR COMPETITION

We operate in a highly competitive industry. We compete against many global, regional, and local brands in a variety of categories of beverage alcohol, but most of our brands compete primarily in the industry’s premium end. Trade information indicates that we are one of the largest suppliers of wine and spirits in the United States. While the industry has consolidated considerably over the last decade, the 10 largest global spirits companies on a volume basis, according to International Wine & Spirit Research for calendar year end 2010, control around 20% of the total global market for spirits, and in Asia their share is less than 18%. We believe that the overall market environment offers considerable growth opportunities for exceptional builders of high-quality wine and spirits brands.

OUR BUSINESS ENVIRONMENT

Brown-Forman’s long-term prospects are excellent. Our company remains a relatively small player on the global scene with a wide variety of geographic and brand growth opportunities around the world.  We anticipate the demand for spirits and wine to continue to grow in most of our largest markets over the medium and long term. Favorable demographic trends in the United States (through 2014), Asia, and other markets encourage us as well.

We see enormous potential for our brands to continue to grow in the global marketplace. Markets outside the United States accounted for only about 23% of our net sales in fiscal 2001; today our international business contributes 55% to our net sales. Our global market share of spirits is about 1%. We see great opportunities for growth not only in emerging markets (such as Brazil, Russia, India, and China) but also in economically developed ones (such as the United Kingdom, France and Australia), which our major competitors classify as mature markets.

Several of our major brands have enjoyed long lives, and we believe they can continue to grow for decades to come. (For example, Jack Daniel licensed his distillery in 1866, and the Herradura and Old Forester brands originated in 1870). The beverage alcohol business (especially the premium brands in our portfolio) provides exceptional gross profit margins and good returns. We also expect our brand innovations to contribute to our growth.

Public attitudes; government policies. While we are very optimistic about our growth opportunities, our ability to market and sell our products depends heavily on society’s attitudes toward drinking and government policies. A number of organizations blame alcohol manufacturers for the problems associated with alcohol misuse. Some critics claim that beverage alcohol companies intentionally market their products to encourage underage drinking. Legal or regulatory measures directed in response against beverage alcohol (including its advertising and promotion) could adversely affect our sales and business prospects.

Illegal alcohol consumption by underage drinkers and abusive drinking by a minority of adult drinkers give rise to public issues of great significance. Alcohol industry critics seek governmental measures to make beverage alcohol more expensive, less available, and more difficult to advertise and promote. We believe these strategies are ineffective and ill-advised. In our view, society is more likely to curb alcohol abuse by better educating consumers about beverage alcohol and moderate drinking than by restricting alcohol advertising and sales, or by imposing punitive taxes.

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

Regulatory measures against our industry are of particular concern in Europe, where many countries are considering more restrictive alcohol policies, such as potential bans or severe limitations on ready-to-drink products.

The World Health Assembly (the governing body of the World Health Organization) recently approved a global strategy on combating the harmful use of alcohol. The strategy contains a menu of policy options that member states can tailor to their cultures and context. Importantly, the strategy recognizes the beverage alcohol industry as a legitimate stakeholder and puts the focus on reducing “harmful” or “excessive” use and abuse and not on drinking per se. We view this development as largely positive.

An important commitment of the beverage alcohol industry is the implementation of the Global Actions on Harmful Drinking in the areas of preventing drunk driving, increasing uptake of self-regulation, and fighting non-commercial alcohol. The International Center for Alcohol Policies (ICAP), a not-for-profit organization, is managing this significant effort, just getting under way in 18 countries. Major producers of beverage alcohol, including Brown-Forman, are supporting this initiative.

Policy objectives. Broadly speaking, we seek two things:

1.	recognition that beverage alcohol should be regarded like other products that have inherent benefits and risks, and

2.	equal treatment for distilled spirits, wine, and beer - all forms of beverage alcohol - by governments and their agencies.

We recognize that beverage alcohol, when misused or abused, can contribute to social and health issues. But we also believe strongly that beverage alcohol should be viewed like other consumer products - such as food and motor vehicles - that can also be hazardous if misused. Beverage alcohol plays an important part in enriching the lives of the vast majority of those who choose to drink. That is why we stress responsible consumption as we promote our brands. It is also why we discourage underage drinking and irresponsible drinking, including drunk driving. We believe that the optimal way to discourage alcohol misuse and abuse is by partnering with parents, schools, law enforcement, and other concerned stakeholders.

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

Taxes.  Recent proposals in the United States, at both the state and federal levels, to increase taxes on beverage alcohol to generate revenue are of considerable concern. Beverage alcohol is already taxed separately and substantially through state and federal excise taxes (FET), above and beyond corporate income taxes on their producers. Some U.S. states also charge sales tax on distilled spirits, even though they already collect state excise taxes. The U.S. FET for spirits per ounce of pure alcohol is twice that for beer. Besides placing a disproportionate tax burden on spirits, any FET increase would have a negative economic effect on the hospitality industry and its millions of workers. Depending on the states affected and the amount of the increase, state tax increases could negatively affect our business results significantly as well.

In 2010 (according to a February 2011 report by Impact Databank), only three of the top ten global spirits companies were based in the United States. Several former U.S.-based beverage companies have been acquired by foreign companies over the years and shifted employment and trademark ownership to countries with more favorable tax regimes. We estimate that our fiscal 2012 effective corporate income tax rate will be about 33%, compared to recent effective rates ranging from 9.5% to 21.3% for our largest foreign competitors. Obviously this is a significant economic disadvantage for us. Current discussions in the U.S. Congress about income tax reform make it very difficult to predict the future income tax environment for us.

The U.S. Congress has also raised the possibility of repealing the LIFO (last-in first-out) treatment of inventory, an accepted tax and accounting practice in the United States for over 70 years. We strongly oppose this repeal because LIFO is designed to minimize artificial inflation gains and to reflect replacement costs accurately. LIFO is particularly important to companies like ours, whose aging process requires some distilled spirits to be held in inventory for several years before being sold. As contemplated, LIFO repeal would also result in an unprecedented “recapture” of tax benefits received in prior years - in effect, a retroactive tax increase.

We also face the risk of increased tax rates and tax law changes in many of our international markets as well. This risk increases as we expand the scale of our business outside the United States, as governments impose austerity measures to cope with economic difficulties, such as in several European countries, and as some countries consider using increased taxation to generate revenue or discourage excess consumption.

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

See “Important Information on Forward-Looking Statements” (page 70) for details on how economic conditions affecting market risks also affect the demand for and pricing of our products.

Foreign Exchange.  Foreign currencies’ strength relative to the U.S. dollar affects sales and the cost of purchasing goods and services, including advertising, selling, general, and administrative expenses, in our markets. We estimate that our foreign currency revenue will exceed our foreign currency expenses by approximately $600 million in fiscal 2012. Foreign exchange rates also affect the carrying value of our foreign-currency-denominated assets and liabilities.

If we did not hedge these foreign currency exposures, our results of operations and financial position would improve when the U.S. dollar weakens against foreign currencies and decline when the U.S. dollar strengthens against them. But we routinely use foreign currency forward and option contracts to hedge our transactional foreign exchange risk and, in some circumstances, our net asset exposure. If these contracts remain effective, we will not recognize any unrealized gains or losses until we either recognize the underlying hedged transactions in earnings or convert the underlying hedged net asset exposures. At April 30, 2011, our total foreign currency hedges had a notional value of $392 million, with a maximum term outstanding of 24 months, and a negligible net unrealized gain.

As of April 30, 2011, we hedged approximately 40% of our total transactional exposure to foreign exchange fluctuations in 2012 for our major currencies by entering into foreign currency forwards and option contracts. Considering these hedges, we estimate that a 10% increase in the average value of the U.S. dollar in 2012 relative to the fiscal 2011 effective exchange rates for our significant currency exposures would reduce our fiscal 2012 operating income by approximately $50 million. Conversely, a 10% decline in the value of the U.S. dollar relative to fiscal 2011 effective rates would increase our fiscal 2012 operating income by approximately $30 million.

Commodity Prices. Commodity prices are affected by weather, supply and demand, and other geopolitical and economic variables. We use futures contracts and options to reduce corn’s price volatility. At April 30, 2011, we had outstanding derivative contracts on approximately three million bushels of corn with net unrealized gains of $5 million. We estimate that a 10% decrease in corn prices would reduce the net unrealized gain at April 30, 2011, by $2 million. We expect to mitigate the effect of some of the increases in our raw material costs through our hedging strategies, ongoing production and cost saving initiatives, and targeted increases in prices for our brands.

Our comprehensive environmental sustainability strategy includes provisions for assessing climate change risks related to the availability and prices of our key agricultural inputs, including grains, agave, and grapes, and to adopt mitigation measures where appropriate.  We are also developing a process for assessing risks related to water availability and quality.  In concert with these measures, we have set clear goals to improve water and energy efficiency, increase the use of renewable energy, minimize greenhouse gas emissions, and reduce waste throughout our products’ lifecycles, which we believe will improve our business operations.

Interest Rates. Our cash and cash equivalents, variable-rate debt, and fixed-to-floating interest rate swaps are exposed to the risk of changes in interest rates. Based on the April 30, 2011, net balance of these items, a one-percentage-point point decrease in interest rates would increase our annual interest expense (net of interest income on cash and equivalents) by $2 million.

OUR FISCAL 2012 EARNINGS OUTLOOK

We expect the global economic environment and consumer trends to continue to improve in fiscal 2012. But uncertainties exist as we start fiscal 2012, including ongoing volatile macroeconomic conditions, higher commodity and fuel prices, changes in distributor and retail inventory levels, consumer response to innovation activities, and volatility in foreign exchange rates. Given these uncertainties, we are establishing a $0.40 guidance range of $3.45 to $3.85 for our fiscal 2012 diluted earnings per share.  This compares to fiscal 2011 earnings per share of $3.41 (excluding the $0.26 per diluted share gain on the Fetzer sale, the absence of a net $0.16 per diluted share associated with profits from the Fetzer sale, and $0.07 per diluted share for discrete tax benefits). We anticipate fiscal 2012 underlying operating income growth in the mid-to-high-single digits.

RESULTS OF OPERATIONS

Our total diluted earnings per share were $3.90 for fiscal 2011. Our business includes strong brands representing spirits such as whiskey, bourbon, vodka, tequila, and liqueur, as well as wine and champagnes. The largest market for our brands is the United States, which generally prohibits wine and spirits manufacturers from selling their products directly to consumers. Instead, we sell our products to wholesale distributors or state-owned operators, who then sell the products to retailers, who in turn sell to consumers. We use a similar tiered distribution system in many markets outside the United States, but we distribute our own products in several markets, including Australia, Brazil, China, the Czech Republic, Germany, Korea, Mexico, Poland, and Taiwan.

Distributors and retailers normally keep some of our products in inventory, so retailers can sell more (or less) of our products to consumers than distributors buy from us during any given period. Because we generally record revenues when we ship our products to distributors, our sales for a period do not necessarily reflect actual consumer purchases during that period. Ultimately, consumer demand determines the underlying health and financial results of our brands and business. The beverage alcohol industry generally uses “depletions” (shipments direct to retailers or from distributors to wholesalers and retailers) to approximate consumer demand. We also purchase syndicated data and monitor inventory levels in the trade to better understand how well depletions represent consumer demand.

FISCAL 2011 COMPARED TO FISCAL 2010

Net sales of $3.4 billion increased 6%, or $178 million, compared to fiscal 2010. We continued to expand our international footprint, as net sales outside the United States grew double-digits compared to essentially flat net sales in the United States. Our net sales outside the United States now constitute 55% of our total sales, compared to 53% a year ago. Just 10 years ago, sales outside the United States constituted less than 25% of our total net sales.

The major factors driving our fiscal 2011 change in net sales were:

Change vs. 2010
Underlying change in net sales	4%
Volume.......................................3%
Net price/mix.............................1%
Foreign exchange	2%
Reported change in net sales	6%

“Foreign exchange” refers to net gains or losses resulting from our sales and purchases in currencies other than the U.S. dollar. We disclose this separately to explain our business changes on a constant-currency basis, because exchange rate fluctuations can distort the underlying growth of our business (both positively and negatively). To filter out the effect of foreign exchange fluctuations, we translate current year results at prior-year rates. In fiscal 2011, the weaker dollar benefited our net sales, gross profit, operating income, and earnings per share but hurt our advertising expense and selling, general, and administrative expenses. Although foreign exchange volatility is a reality for a global company, we routinely review our performance on a constant-currency basis. We believe separately identifying foreign exchange’s effect on major line items of the consolidated statement of operations makes our underlying business performance more transparent.

We attribute our 4% underlying growth in net sales during fiscal 2011 primarily to (a) the performance of Jack Daniel’s Tennessee Whiskey, Jack Daniel’s RTDs, el Jimador, Gentleman Jack, Herradura, Woodford Reserve, and Sonoma-Cutrer; and (b) the introduction of new line extensions such as Jack Daniel’s Tennessee Honey, Southern Comfort Lime, and Chambord Vodka.

These gains were partially offset by lower used-barrel sales and by net sales declines for (a) an agency brand we sell in Poland, (b) Southern Comfort, and (c) Fetzer (which we sold in April 2011).

We experienced the most significant underlying growth in net sales in Australia, the United Kingdom, Mexico, Turkey, Germany, and France, while net sales declined in some countries, including Poland (driven by declines for the agency brand sold in that market) and Greece.

Here are some details on our volume and net sales changes for the year:

•
Global depletions for Jack Daniel’s Tennessee Whiskey grew for the 19th consecutive year, approximating 10 million nine-liter cases, up 4% for fiscal 2011. The brand’s expansion was fueled by 8% growth internationally, while volumes were flat in the United States.

The overall distilled spirits category in the United States continued to grow during fiscal 2011. Industry trends as measured by National Alcohol Beverage Control Association (NABCA) data indicate that total distilled spirits volume grew 2.2% for the 12 months ended April 30, 2011, while Jack Daniel’s declined slightly – an improvement compared to its 3% drop in fiscal 2010. Most of Jack Daniel’s major competitors outperformed it on both a volume and dollar basis in the NABCA markets. We expect the brand to benefit from the recent launch of Jack Daniel’s Tennessee Honey and the introduction of spirits-based RTDs in fiscal 2012.

Consumer demand increased and expanded for this iconic, authentic American whiskey outside the United States, with gains throughout most of Europe, Latin America, Australia and travel retail. The brand’s largest market outside the United States, the United Kingdom, registered 4% growth in depletions. Net sales for the brand globally increased in the mid-single-digits on both an as-reported and a constant-currency basis.

•
Sales of Gentleman Jack grew at double-digit rates on both an as-reported and a constant-currency basis, and Jack Daniel’s Single Barrel (with depletions exceeding 100,000 nine-liter cases) grew at mid-single-digit rates on both an as-reported and a constant-currency basis.

•
Jack Daniel’s RTDs registered significant double-digit growth in net sales on both an as-reported and a constant-currency basis, as the brands benefitted from strong volumetric gains in Australia and Germany. Geographic expansion that began in fiscal 2010 in the United Kingdom and Mexico, and further expansion into other markets in fiscal 2011 (including North America, Belgium, and some markets in Southern Europe), also contributed to depletion and net sales growth for Jack Daniel’s RTDs.

•
Finlandia net sales declined in the low-single digits on both an as-reported and a constant-currency basis. The brand’s depletions declined 2% compared to last fiscal year, largely due to the anticipated disruption related to a distribution change in Russia. Excluding Russia, the brand grew in the low single-digits.  In Poland, the brand’s largest market, the brand returned to growth, with depletions growing 5% for fiscal 2011 after declining 10% in fiscal 2010. The brand grew in several markets in Central Europe, Turkey, Bulgaria, Romania, China, and travel retail.

•
Southern Comfort’s family of brands global depletions declined 3% in fiscal 2011. Its net sales decline on both an as-reported and a constant-currency basis was driven by depletion declines for the parent brand in its largest market, the United States. These declines were partially offset by the introduction of the Southern Comfort Lime line extension in this same market. Performance for the parent brand continues to be affected by increased competition from flavored whiskeys, flavored vodkas, and spiced rums, particularly those often consumed on-premise in shots.

•
El Jimador experienced high single-digit growth in depletions and double-digit growth in net sales on both an as-reported and a constant-currency basis, fueled by double-digit depletion gains in the United States, mid-single-digit growth in Mexico, and continued expansion into other markets.

•
Overall depletion and net sales performance were mixed for our other brands. Several of our super-premium priced brands registered depletion gains in fiscal 2011, including Herradura, Chambord, Woodford Reserve, and Sonoma-Cutrer. Meanwhile, Fetzer (which we sold in April 2011), Canadian Mist, and Early Times recorded depletion declines in fiscal 2011.

This table highlights our major brands’ worldwide depletion results for fiscal 2011:

	Nine-Liter Cases (000s)	% Change vs. 2010
Jack Daniel’s Family	16,025	8%
Jack Daniel’s Tennessee Whiskey	10,000	4%
Jack Daniel’s RTDs(1)	5,540	17%
New Mix RTDs(2)	4,645	4%
Finlandia	2,920	(2%)
Southern Comfort Family	2,165	(3%)
Fetzer	1,940	(11%)
Canadian Mist	1,700	(7%)
Super-Premium Other(3)	1,330	9%
Korbel Champagnes	1,320	2%
El Jimador	1,185	8%

(1)	Jack Daniel’s RTD products include all RTD line extensions of Jack Daniel’s, such as Jack Daniel’s & Cola, Jack Daniel’s and Diet Cola, Jack & Ginger, and Jack Daniel’s Country Cocktails.
(2)	New Mix is a tequila-based RTD brand we acquired in January 2007 as part of the Casa Herradura acquisition, initially sold only in Mexico but introduced in a few U.S. markets during fiscal 2010.
(3)	Includes Bonterra (which we sold in April 2011 as part of the Fetzer sale), Chambord, Herradura, Sonoma-Cutrer, Tuaca, and Woodford Reserve.

Gross profit increased 7%, or $113 million, during fiscal 2011, outpacing the rate of net sales growth for the year. In addition to the same factors that contributed to the increase in net sales – that is, foreign exchange and underlying growth – gross profit was helped by cost-of-goods-sold improvements associated with production efficiencies resulting from higher demand for our Jack Daniel’s products, cost savings from consolidation of production operations and various renegotiated contracts, and less value-added packaging. The table below summarizes the major factors that contributed to gross profit growth for the year.

Change vs. 2010
Underlying change in gross profit	5%
Foreign exchange	2%
Reported change in gross profit	7%

For the second consecutive year, gross margin (gross profit as a percent of net sales) increased. This year, gross margin increased from 50.0% to 50.7%, reflecting the benefit of improved cost of goods sold.

Advertising expenses were up $16 million, or 5%, due in part to (a) increased investments behind the Jack Daniel’s family of brands, Herradura, el Jimador, New Mix, and Woodford Reserve and (b) support to launch new line extensions (notably Jack Daniel’s Tennessee Honey, Southern Comfort Lime, and Chambord Vodka). Overall advertising spending on a constant-currency basis (excluding the effect of foreign exchange) was up 4%.

Change
vs. 2010
Underlying change in advertising	4%
Foreign exchange	1%
Reported change in advertising	5%

We strove to optimize our mix of total brand investment by focusing resources among brands, geographies, and channels that we believe enable us to reach consumers around the world effectively and efficiently. New line extensions and the geographic expansion of our portfolio internationally received increased focus and support this past fiscal year. We expect to remain flexible in directing brand spending and resources to activities that support the business in the current environment while continuing to position us for long-term growth.

Selling, general, and administrative (SG&A) expenses increased $35 million, or 6%, as shown in the following table:

Change
vs. 2010
Underlying change in SG&A	5%
Foreign exchange	1%
Fetzer sale	1%
Dispute settlement	(1%)
Reported change in SG&A	6%

The expenses included in SG&A associated with the Fetzer sale were transaction-related costs.

“Dispute settlement” refers to the favorable resolution of a dispute in an international market relating to the importation of our brands.

Several factors contributed to the increase in the underlying spending in fiscal 2011, including an increase of approximately $20 million in pension and other postretirement benefit expense influenced by a lower discount rate and strategic investments that we believe position us for the long-term such as costs associated with route-to-consumer changes and investments in capabilities.

Other income increased $83 million in fiscal 2011, due primarily to (a) the $53 million pre-tax gain we realized on the Fetzer sale, of which $62 million4 was reflected in other income and (b) the absence of the $12 million non-cash impairment write-down of the Don Eduardo brand name during fiscal 2010.

Operating income reached a record $855 million in fiscal 2011, an improvement of $145 million, or 20%, over fiscal 2010. Operating income benefitted from:

•	6% underlying operating income growth;
•	the gain on the Fetzer sale ($53 million pre-tax);
•	the absence of the write-down of the Don Eduardo brand name ($12 million);
•	a weaker dollar (approximately $23 million); and
•	a net increase in estimated trade inventory levels.

Operating income was reduced by expenses associated with higher pension expense, strategic investments in several markets around the world, including costs associated with route-to-consumer changes, and expenses associated with the Fetzer sale.

The chart below summarizes the major factors contributing to the increase in operating income for the year and identifies our underlying operating income growth for fiscal 2011 of 20%.

Change
vs. 2010
Fetzer sale	7%
Underlying change in operating income	6%
Foreign exchange	3%
Don Eduardo brand name write-down	2%
Dispute settlement	1%
Estimated net change in trade inventories	1%
Reported change in operating income	20%

“Estimated net change in trade inventories” refers to the estimated financial impact of changes in distributor inventories for our brands. We compute this effect using our estimated depletion trends and separately identify distributor inventory changes in our explanation of changes for our key measures. We then adjust the percentage variances from the prior year to the current year for our key measures. We believe that separately identifying the impact of this item helps to explain how varying levels of distributor inventories can affect our business.

4 See Note 14 to our consolidated financial statements for a breakdown of the details of the gain reflected in our accompanying consolidated statement of operations.

Positive factors influencing our underlying growth in operating income for the year included:

•	higher consumer demand for Jack Daniel’s Tennessee Whiskey internationally, particularly in the United Kingdom, Germany, Poland, France, and Mexico;
•	continued solid gains for RTD products in Australia and Germany and expansion of RTDs in other countries;
•
gains for several other brands, including Sonoma-Cutrer, Woodford Reserve, Chambord, Southern Comfort Lime, el Jimador, Gentleman Jack, Jack Daniel’s Single Barrel, Herradura, and Woodford Reserve; and

•	production efficiencies and cost savings.

These positive factors were partially offset by higher pension expense, by lower used-barrel sales, and by volume declines for Southern Comfort, Fetzer, and agency brands.

Operating margin (operating income divided by net sales) improved to 25.1% in fiscal 2011 from 22.0% in fiscal 2010. This improvement reflects the gain on the Fetzer sale (which boosted our operating margin 1.6% points), an increase in gross margin of 0.7% points, and operating expense leverage.

Interest expense (net) decreased by $2 million compared to fiscal 2010, reflecting lower net debt and a greater percentage of floating rate debt at lower interest rates.

Our effective tax rate for fiscal 2011 was 31.0% compared to 34.1% in fiscal 2010. The decrease in our effective tax rate was driven primarily by the absence in fiscal 2011 of discrete items that resulted in additional tax expense in fiscal 2010.

The lower effective tax rate also reflects an adjustment made during the fourth quarter of fiscal 2011 to reverse $8 million of income tax expense that was incorrectly recognized in prior periods. We believe the impact of this error and the cumulative out of period adjustment to correct the error is insignificant to our consolidated financial statements for the current period and any prior periods.

Diluted earnings per share reached $3.90 in fiscal 2011, up 29% over diluted earnings per share in fiscal 2010. This growth resulted from the same factors that generated operating income growth and was also helped by a reduction of net interest expense, a lower effective tax rate, and fewer shares outstanding after share repurchases.

FISCAL 2010 COMPARED TO FISCAL 2009

Net sales increased 1%, or $34 million. Our underlying net sales grew 1% for the year, led by Jack Daniel’s & Cola, Jack Daniel’s Tennessee Whiskey, Gentleman Jack, Southern Comfort RTPs, el Jimador, Jack Daniel’s Single Barrel, and Woodford Reserve. Net sales declined for Southern Comfort, Finlandia, Fetzer, and several agency brands. Higher used-barrel sales also contributed to underlying net sales growth. Australia, Germany, France, and Turkey were the most significant countries that experienced underlying growth in net sales, while net sales declined in several countries, including Poland, Spain, the United Kingdom, and Russia. Jack Daniel’s registered depletion growth for the 18th consecutive year, up 2% globally. Jack Daniel’s RTDs grew depletions 39% globally, fueled by strong gains in Australia and Germany as well as expansion into the United Kingdom, Mexico, Italy, and a number of other markets. Gentlemen Jack and Jack Daniel’s Single Barrel depletions both grew at double-digit rates. Worldwide depletions for Finlandia fell 1%, due in part to retailer de-stocking and trading down by consumers in Poland (the brand’s largest market). Southern Comfort worldwide depletions declined 6%, caused in part by weakness in the on-premise channel around the world and by the increase in the number of flavored whiskey and vodka introductions in the United States as well as increased competition from spiced rums. The el Jimador brand grew 4% globally as it registered strong double-digit depletion gains in the important United States market and expanded into markets outside the United States. Overall depletion performance during fiscal 2010 was mixed for the other brands in our portfolio. Several of our super-premium priced brands registered depletion gains, including Herradura, Woodford Reserve, Sonoma-Cutrer, and Bonterra. Meanwhile, Fetzer, Canadian Mist, Tuaca, and New Mix all recorded depletion declines.

Gross profit grew $34 million, or 2%. In addition to the same factors that affected the increase in net sales, gross profit benefited from the absence of a $22 million non-cash agave inventory write-down included in costs of sales in fiscal 2009. Gross margin improved from 49.4% in fiscal 2009 to 50.0% in fiscal 2010. The absence of the non-cash agave inventory write-down and the loss of profits from low margin sold or discontinued brands from our portfolio boosted our gross margin for the year.

Advertising expenses decreased $33 million, or 9%, due primarily to the reallocation of our brand investments and promotional mix to those brands, markets, and channels where consumers and trade were most responsive. The reallocations are reflected in other activities, such as spending for value-added packaging (reflected in cost of sales in our financial statements) and targeted, selective consumer price promotions (reflected in net sales). Both of these costs are a form of brand investment.

Selling, general, and administrative expenses decreased $9 million, or 1%, driven by the absence of the $12 million costs we took to reduce our cost base in fiscal 2009, including an early retirement program and an overall reduction in workforce, tight management of discretionary expenses, and the benefit of a stronger U.S. dollar. These factors were partially offset by higher compensation-related expenses.

Other income decreased $27 million in fiscal 2010, due primarily to the absence of the $20 million net gain we realized on the sale of the Bolla and Fontana Candida Italian wine trademarks and a $12 million non-cash impairment write-down of the Don Eduardo brand name during fiscal 2010.

Operating income of $710 million in fiscal 2010 increased $49 million, or 7%, compared to fiscal 2009. Operating income benefitted from planned cost savings and efficiencies, underlying operating income growth, the absence of the $22 million pre-tax non-cash agave write-down in fiscal 2009, the absence of $12 million of cost associated with our early retirement program and workforce reduction actions taken during fiscal 2009, and a net increase in estimated trade inventory levels. Operating income was hurt by the absence of $25 million of income from discontinued brands (including the $20 million net gain in fiscal 2009 on the sale of our Italian wine brands), the $12 million non-cash write-down of the Don Eduardo brand name during fiscal 2010, and the stronger U.S. dollar (which reduced operating income by $4 million). The underlying growth in operating income was driven by (a) higher consumer demand for Jack Daniel’s RTD products in Australia and Germany and the geographic expansion of those products into the United Kingdom, Spain, Italy, and Mexico; (b) gains for several other brands, including Jack Daniel’s, Gentleman Jack, el Jimador, Jack Daniel’s Single Barrel, Woodford Reserve, and Little Black Dress wines; (c) higher used-barrel sales; and (d) planned cost savings and efficiencies. These positive factors were partially offset by an increase in compensation expense and by volume declines for Southern Comfort globally, for Finlandia in Poland (its largest market), and for several agency brands.

Interest expense (net) decreased by $3 million compared to fiscal 2009, reflecting lower net debt and a reduction in short-term interest borrowing rates.

Our effective tax rate in fiscal 2010 was 34.1% compared to 31.1% in fiscal 2009. The increase was driven by items which had decreased our effective tax rate in fiscal 2009, including the net reversal of unrecognized tax benefits due to the expiration of statutes of limitations and the use of a portion of a capital loss carryforward from the sale of Lenox, Inc. to offset the gain realized from the Italian wine brands sale. The non-cash write-down of the Don Eduardo brand name during fiscal 2010 and the recognition of additional tax expense related to discrete items arising during the year negatively affected the effective rate in fiscal 2010.

Diluted earnings per share increased 5% to $3.02 in fiscal 2010. This growth primarily resulted from the same factors that generated operating income growth and was also helped by a reduction of net interest expense and fewer shares outstanding after share repurchases. Tempering these factors was a 3% increase in the effective tax rate for the year.

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

Total shareholder return. An investment made in Brown-Forman Class B common stock over terms of one, three, five, and ten years would have significantly outperformed the returns of the S&P 500 over the same periods. Specifically, a $100 investment in our Class B stock on April 30, 2001, would have grown to approximately $375 by the end of fiscal 2011, assuming reinvestment of all dividends and ignoring personal taxes and transaction costs. This represents an annualized return of 14% over the 10-year period, compared to a comparable ten-year return in an investment in the S&P 500 of only 3%. A more recent investment in Brown-Forman Class B common stock (one year ago) would have provided a very strong return of 28% over the prior year, outpacing the 17% return of the S&P 500 for the same period.

Compound Annual Growth in Total Shareholder Return
(as of April 30, 2011, dividends reinvested)

	1 Year	3 Years	5 Years	10 Years
Brown-Forman Class B shares	28%	13%	7%	14%
S&P 500 index	17%	2%	3%	3%

Return on average invested capital. Our return on average invested capital increased to 21.8% in fiscal 2011, driven by record earnings, including the $38 million after-tax gain on the Fetzer sale in April 2011, and by careful management of our investment base (which declined 4%). Excluding the gain from the Fetzer sale and discrete tax benefits, our return on average invested capital was 20.1%.  We believe this return surpassed those of our wine and spirits competitors. While we expect our return on average invested capital to decline in fiscal 2012 relative to fiscal 2011 reflecting the absence of the gain on the Fetzer sale, we expect our return on average invested capital to continue to increase over the longer term. This expectation is based on our positive outlook for earnings growth, given the growth opportunities for our brands around the world and our continued careful management of our investments in them. We aim to maintain our industry-leading return on average invested capital over the long term.

Return on Average Invested Capital:
Fiscal 2009	15.9%
Fiscal 2010	16.6%
Fiscal 2011	21.8%

LIQUIDITY AND CAPITAL RESOURCES

Our ability to generate cash from operations consistently is one of our most significant financial strengths. Our strong cash flows enable us to pay dividends, make appropriate capital investments, pursue brand-building programs, and make strategic acquisitions that we believe will enhance shareholder value. Investment grade ratings of A2 from Moody’s and A from Standard & Poor’s provide us with financial flexibility when accessing global credit markets. We believe cash flows from operations are more than adequate to meet our expected operating and capital requirements.

CASH FLOW SUMMARY
(Dollars in millions)	2009	2010	2011

Operating activities	$491	$545	$527

Investing activities:
Sale of business	—	—	234
Additions to property, plant, and equipment	(49)	(34)	(39)
Sale of brand names and trademarks	17	—	—
Sale of property, plant, and equipment	—	2	12
Other	(5)	(3)	(4)
	(37)	(35)	203
Financing activities:
Net (repayment) issuance of debt	(4)	(302)	57
Acquisition of treasury stock	(39)	(158)	(136)
Dividends paid	(169)	(174)	(326)
Other	(4)	(3)	(1)
	(216)	(637)	(406)

Foreign exchange effect	(17)	19	11

Change in cash and cash equivalents	$221	$(108)	$335

Cash and cash equivalents increased $335 million in fiscal 2011 compared to a decline of $108 million in fiscal 2010 due in part to the cash received from the Fetzer sale. Cash provided by operations was $527 million in fiscal 2011 compared to $545 million in fiscal 2010. The 3% decrease primarily reflects a $63 million increase in cash used to fund our pension plan obligations and higher working capital requirements reflecting an increase in receivables and barreled whiskey inventory levels, which were partially offset by an increase in earnings (excluding non-cash items).

Cash provided by investing activities in fiscal 2011 was $203 million, an increase of $238 million compared to fiscal 2010, primarily reflecting $234 million cash proceeds received from the Fetzer sale.

In fiscal 2011, cash used for financing activities decreased by $231 million, primarily reflecting a $359 million increase in net proceeds from debt (including $248 million from issuance in December 2010 of $250 million of 2.5% notes that will mature in January 2016) and a $22 million decline in share repurchases of our common stock, offset partially by a $152 million increase in dividend payments (including a special dividend of $145 million in December 2010).

The impact on cash and cash equivalents as a result of exchange rate changes was an increase of $11 million in fiscal 2011 compared to an increase of $19 million in fiscal 2010.

In comparing fiscal 2010 with fiscal 2009, cash provided by operations increased $54 million, primarily reflecting a reduction in working capital requirements and an increase in earnings.  Cash used by investing activities was essentially unchanged compared to fiscal 2009, as lower investments in property, plant, and equipment were offset by the absence of one-time proceeds received in fiscal 2009 from the sale of our Italian wine brands.  Cash used for financing activities increased $421 million, reflecting a $298 million net increase in debt repayments and a $119 million increase in share repurchases of our common stock compared to fiscal 2009.  The impact of cash and cash equivalents as a result of exchange rate changes was an increase of $19 million in fiscal 2010 compared to a decline of $17 million in fiscal 2009.

Fiscal 2011 Cash Utilization
Sources of Cash:
Operating activities	$527
Fetzer sale	234
Debt proceeds, net	57
Other, net	21

Uses of Cash:
Ordinary dividend	$181
Special dividend	145
Share repurchases	136
Capital spending (including software)	42

Capital expenditures. Investments in property, plant, and equipment were $49 million in fiscal 2009, $34 million in fiscal 2010, and $39 million in fiscal 2011. Expenditures over the three-year period included investments to maintain, expand, and improve production efficiency, to reduce costs, and to build our brands.

We expect capital expenditures for fiscal 2012 to be from $55 million to $65 million, funded by cash provided by operations.  Our capital spending plans for fiscal 2012 include investments to expand production capacity at Jack Daniel’s, to reduce costs, to mitigate risk, and to enhance compliance projects.

Share repurchases. In December 2008, our Board of Directors authorized us to repurchase $250 million of our outstanding Class A and Class B common shares over the succeeding 12 months, subject to market conditions. Under this plan, which expired on December 3, 2009, we repurchased 4,249,039 shares (23,788 of Class A and 4,225,251 of Class B) for approximately $196 million. The average repurchase price per share, including broker commissions, was $47.13 for Class A and $46.06 for Class B.

In June 2010, our Board of Directors authorized us to repurchase up to $250 million of our outstanding Class A and Class B common shares before December 1, 2010, subject to market and other conditions. Under this program, we repurchased a total of 1,965,326 shares (20,869 of Class A and 1,944,457 of Class B) for approximately $117 million. The average repurchase price per share, including broker commissions, was $59.90 for Class A and $59.60 for Class B.

As we announced on March 25, 2011, our Board of Directors has authorized us to repurchase up to $250 million of our outstanding Class A and Class B common shares through November 30, 2011, subject to market conditions. Under this program, we may repurchase shares from time to time for cash in open market purchases, block transactions, and privately negotiated transactions in accordance with federal securities laws. As of June 16, 2011, we have repurchased 350,038 shares (31,711 of Class A and 318,327 of Class B) for approximately $24 million.  The average repurchase price per share, including broker commissions, was $69.30 for Class A and $69.21 for Class B.

This table highlights our share repurchases:
				Average price per		Total spent on
				share, including		stock repurchase
Dates		Shares purchased(1)		brokerage commissions(1)		program
Starting	Ending	Class A	Class B	Class A	Class B	(millions)(1)
December 2008	December 2009	23,788	4,225,251	$47.13	$46.06	$196.0
June 2010	December 2010	20,869	1,944,457	$59.90	$59.60	$117.1
March 2011	November 2011	31,711	318,327	$69.30	$69.21	$24.2

(1) For the stock purchase program begun in March 2011, data is through June 16, 2011.

Liquidity. We continue to manage liquidity conservatively to meet current obligations, fund capital expenditures, and maintain dividends, while reserving adequate debt capacity for acquisition opportunities. In fiscal 2011, we enhanced our liquidity by issuing $250 million of unsecured, 2.5% notes, due in 2016, with the proceeds used for general corporate purposes, including reducing our outstanding short-term commercial paper.

We have access to several liquidity sources to supplement our cash flow from operations.  Our commercial paper program, supported by our bank credit facility, continues to fund our short-term credit needs.  We could also satisfy our liquidity needs by drawing on our $800 million bank credit facility (currently unused). This facility expires April 30, 2012, and carries favorable terms compared with current market conditions. We anticipate negotiating a replacement bank credit facility in fiscal 2012, as bank market conditions have continued to improve steadily.

Under extreme market conditions, one or more participating banks may not be able to fully fund this credit facility. While we are alert to this uncertainty, we believe the banking market has improved considerably. Also, we believe that the markets for investment-grade bonds and private placements are very accessible and provide a source of long-term financing that, in addition to our cash flow from operations, we could use to meet any additional liquidity needs.

We have high credit standards when initiating transactions with counterparties and closely monitor our counterparty risks with respect to our cash balances and derivative contracts (that is, foreign currency, commodity, and interest rate hedges). If a counterparty’s credit quality were to deteriorate below our credit standards, we would either liquidate exposures or require the counterparty to post appropriate collateral.

We believe our current liquidity position is strong and sufficient to meet all of our financial commitments for the foreseeable future. Our $800 million bank credit facility’s most restrictive covenant requires our ratio of consolidated EBITDA (as defined in the agreement) to consolidated interest expense to be at least 3 to 1. At April 30, 2011, with a ratio of 32 to 1, we were well within the covenant’s parameters.

LONG-TERM OBLIGATIONS

We have long-term obligations related to contracts, leases, borrowing arrangements, and employee benefit plans that we enter into in the normal course of business (see Notes 4, 7, and 11 to the accompanying consolidated financial statements). The following table summarizes the amounts of those obligations as of April 30, 2011, and the years when those obligations must be paid:

LONG-TERM OBLIGATIONS(1)
			2013-	After
(Dollars in millions)	Total	2012	2016	2016

Long-term debt	$759	$253	$506	$ —
Interest on long-term debt	46	23	23	—
Grape purchase obligations	10	4	6	—
Operating leases	39	17	22	—
Postretirement benefit obligations(2)	43	43	n/a	n/a
Agave purchase obligations(3)	n/a	n/a	n/a	n/a
Total	$897	$340	$557	$—
(1) Excludes liabilities for tax uncertainties as we are unable to reasonably predict the ultimate amount or timing of settlement.

(2) As of April 30, 2011, we have unfunded pension and other postretirement benefit obligations of $202 million. Because the specific periods in which those obligations will be funded are not determinable, no amounts related to those obligations are reflected in the above table other than the $43 million of expected contributions in fiscal 2012 (including the $6 million of required contributions). Historically, we have generally funded these obligations with the minimum annual contribution required by ERISA, but we may elect to contribute more than the minimum amount in future years.

(3) As discussed in Note 4 to the accompanying consolidated financial statements, we have obligations to purchase agave, a plant whose sap forms the raw material for tequila. Because the specific periods in which those obligations will be paid are not determinable, no amounts related to those obligations are reflected in the table above. As of April 30, 2011, based on current market prices, obligations under these contracts totaled $4 million.

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

Based on our long-term assumptions, we believe none of our goodwill or other intangibles are impaired.  However, one of our brand names, Herradura, while overall showing significant improvement in performance compared to a year ago, must continue to accelerate its trends in this difficult global economic environment.  As of April 30, 2011, the book value of Herradura was $124 million.  At the test date for impairment, January 31, 2011, the fair value of the Herradura brand name exceeded the carrying value by approximately $2 million.  Future events or changes in the assumptions used to estimate the fair value of this brand name could significantly change its fair values, which could result in future impairment charges.  For example, a 50-basis-point increase in our cost of capital, a key assumption in which a small change can have a significant effect, would decrease the fair value of the Herradura brand name by $12 million.  This would result in a non-cash brand name impairment charge.

We have a number of plans and initiatives we believe will drive the anticipated growth of Herradura, and this growth is essential to our fair value estimates.  If our initiatives are not sufficiently successful or if global economic conditions were to deteriorate, the brand name could become impaired, which would adversely affect our earnings and stockholders’ equity.

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

The assets, obligations, and assumptions used to measure pension and retiree medical expenses are determined at the beginning of the year (“measurement date”). Because obligations are measured on a discounted basis, the discount rate is a significant assumption. It is based on interest rates for high-quality, long-term corporate debt at each measurement date. The expected return on pension plan assets reflects expected capital market returns for each asset class, which are based on historical returns, adjusted for the expected effects of diversification and active management (net of fees) of the assets. The other assumptions also reflect our historical experience and management’s best judgment regarding future expectations. We review our assumptions on each annual measurement date. As of April 30, 2011, we have decreased the discount rate for pension obligations from 5.91% to 5.67%, and for other postretirement benefit obligations from 5.78% to 5.59%. We have also decreased the expected return on plan assets from 8.50% to 8.25% in connection with a change in our target allocation of plan assets.  Using these assumptions, pension and postretirement benefit expense for fiscal 2012 is estimated to be approximately $35 million, compared to $37 million for fiscal 2011. A decrease/increase of 25 basis points in the assumed discount rate would increase/decrease the fiscal 2012 expense by approximately $2 million.  A decrease/increase of 25 basis points in the assumed return on plan assets would increase/decrease the fiscal 2012 expense by approximately $1 million.

Income taxes. Our annual effective tax rate is based on our income and the statutory tax rates in the various jurisdictions where we do business. In fiscal 2011, our annual effective income tax rate was 31.0%, compared to 34.1% in fiscal 2010. The decrease in our effective tax rate was driven primarily by the absence in fiscal 2011 of discrete items that resulted in additional tax expense in fiscal 2010.

The lower effective rate also reflects an adjustment made during the fourth quarter of fiscal 2011 to reverse $8 million of income tax expense that was incorrectly recognized in prior periods. We believe the impact of this error and the cumulative out of period adjustment to correct the error is insignificant to our consolidated financial statements for the current period and any prior periods.

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

Contingencies. We operate in a litigious environment, and we are sued in the normal course of business. Sometimes plaintiffs seek substantial damages. Significant judgment is required in predicting the outcome of these suits and claims, many of which take years to adjudicate. We accrue estimated costs for a contingency when we believe that a loss is probable and we can make a reasonable estimate of the loss, and then adjust the accrual as appropriate to reflect changes in facts and circumstances. We do not believe these loss contingencies, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations, or liquidity. No material accrued loss contingencies are recorded as of April 30, 2011.

Recent accounting pronouncements. See Note 1 to the accompanying consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share amounts)

Year Ended April 30,	2009	2010	2011

Net sales	$3,192	$3,226	$3,404
Excise taxes	711	757	818
Cost of sales	904	858	862
Gross profit	1,577	1,611	1,724
Advertising expenses	383	350	366
Selling, general, and administrative expenses	548	539	574
Amortization expense	5	5	5
Other (income) expense, net	(20)	7	(76)
Operating income	661	710	855
Interest income	6	3	3
Interest expense	37	31	29
Income before income taxes	630	682	829
Income taxes	195	233	257
Net income	$435	$449	$572

Earnings per share:
Basic	$2.88	$3.03	$3.92
Diluted	$2.87	$3.02	$3.90

 The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED BALANCE SHEETS
 (Dollars in millions)

April 30,	2010	2011
Assets
Cash and cash equivalents	$232	$567
Accounts receivable, less allowance for doubtful accounts of $16 in 2010 and $18 in 2011	418	496
Inventories:
Barreled whiskey	299	330
Finished goods	142	150
Work in process	157	120
Raw materials and supplies	53	47
Total inventories	651	647

Current deferred tax assets	42	48
Other current assets	184	218
Total current assets	1,527	1,976

Property, plant, and equipment, net	468	393
Goodwill	666	625
Other intangible assets	669	670
Deferred tax assets	11	12
Other assets	42	36
Total assets	$3,383	$3,712

Liabilities
Accounts payable and accrued expenses	$342	$412
Accrued income taxes	4	32
Current deferred tax liabilities	9	8
Short-term borrowings	188	–
Current portion of long-term debt	3	255
Total current liabilities	546	707

Long-term debt, less unamortized discount of $1 in 2010 and $2 in 2011	508	504
Deferred tax liabilities	82	150
Accrued pension and other postretirement benefits	283	203
Other liabilities	69	88
Total liabilities	1,488	1,652

Commitments and contingencies

Stockholders’ Equity
Common stock:
Class A, voting, $0.15 par value (57,000,000 shares authorized; 56,964,000 shares issued)	9	9
Class B, nonvoting, $0.15 par value (100,000,000 shares authorized; 99,363,000 shares issued)	15	15
Additional paid-in capital	59	55
Retained earnings	2,464	2,710
Accumulated other comprehensive (loss) income, net of tax:
Pension and other postretirement benefits adjustment	(190)	(165)
Cumulative translation adjustment	11	48
Unrealized gain (loss) on cash flow hedge contracts	3	(14)
Treasury stock, at cost (9,364,000 and 11,337,000 shares in 2010 and 2011, respectively)	(476)	(598)
Total stockholders’ equity	1,895	2,060
Total liabilities and stockholders’ equity	$3,383	$3,712

The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Dollars in millions)

Year Ended April 30,	2009	2010	2011
Cash flows from operating activities:
Net income	$435	$449	$572
Adjustments to reconcile net income to net cash provided by operations:
Gain on sale of business	–	–	(38)
Non-cash asset write-downs	22	12	–
Depreciation and amortization	55	59	56
Gain on sale of brand names	(20)	–	–
Stock-based compensation expense	7	8	9
Deferred income taxes	12	11	32
Other	–	(1)	(2)
Changes in assets and liabilities, excluding the effects of sale of business:
Accounts receivable	33	(35)	(57)
Inventories	(34)	21	(42)
Other current assets	(5)	24	(2)
Accounts payable and accrued expenses	4	(14)	21
Accrued income taxes	(8)	(2)	7
Noncurrent assets and liabilities	(10)	13	(29)
Cash provided by operating activities	491	545	527

Cash flows from investing activities:
Proceeds from sale of business	–	–	234
Additions to property, plant, and equipment	(49)	(34)	(39)
Proceeds from sale of property, plant, and equipment	–	2	12
Acquisition of brand names and trademarks	–	–	(1)
Proceeds from sale of brand names and trademarks	17	–	–
Computer software expenditures	(5)	(3)	(3)
Cash (used for) provided by investing activities	(37)	(35)	203

Cash flows from financing activities:
Net repayment of short-term borrowings	(249)	(149)	(188)
Repayment of long-term debt	(4)	(153)	(3)
Proceeds from long-term debt	249	–	248
Debt issuance costs	(2)	–	(2)
Net payments related to exercise of stock-based awards	(6)	(6)	(7)
Excess tax benefits from stock-based awards	4	3	8
Acquisition of treasury stock	(39)	(158)	(136)
Dividends paid	(169)	(174)	(326)
Cash used for financing activities	(216)	(637)	(406)

Effect of exchange rate changes on cash and cash equivalents	(17)	19	11

Net increase (decrease) in cash and cash equivalents	221	(108)	335

Cash and cash equivalents, beginning of period	119	340	232

Cash and cash equivalents, end of period	$340	$232	$567

Supplemental disclosure of cash paid for:
Interest	$34	$32	$26
Income taxes	$222	$219	$203

The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
 (Dollars in millions, except per share amounts)

Year Ended April 30,	2009	2010	2011

Class A Common Stock, balance at beginning and end of year	$9	$9	$9

Class B Common Stock:
Balance at beginning of year	10	15	15
Stock distribution (Note 1)	5	–	–
Balance at end of year	15	15	15

Additional Paid-in Capital:
Balance at beginning of year	74	67	59
Stock-based compensation expense	5	8	9
Loss on issuance of treasury stock issued under compensation plans	(16)	(19)	(21)
Excess tax benefits from stock-based awards	4	3	8
Balance at end of year	67	59	55

Retained Earnings:
Balance at beginning of year	1,931	2,189	2,464
Net income	435	449	572
Cash dividends ($1.12, $1.18, and $2.24 per share in 2009, 2010, and 2011, respectively)	(169)	(174)	(326)
Stock distribution (Note 1)	(5)	–	–
Change in measurement date of postretirement benefit plans, net of tax of $2 (Note 11)	(3)	–	–
Balance at end of year	2,189	2,464	2,710

Accumulated Other Comprehensive Income (Loss):
Balance at beginning of year	5	(133)	(176)
Net other comprehensive income (loss)	(147)	(43)	45
Change in measurement date of postretirement benefit plans, net of tax of $(6) (Note 11)	9	–	–
Balance at end of year	(133)	(176)	(131)

Treasury Stock, at Cost:
Balance at beginning of year	(304)	(331)	(476)
Acquisition of treasury stock	(39)	(158)	(136)
Stock issued under compensation plans	10	13	14
Stock-based compensation expense	2	–	–
Balance at end of year	(331)	(476)	(598)

Total Stockholders’ Equity	$1,816	$1,895	$2,060

Class A Common Shares Outstanding (in thousands):
Balance at beginning of year	56,573	56,590	56,601
Acquisition of treasury stock	(22)	(12)	(40)
Stock issued under compensation plans	39	23	–
Balance at end of year	56,590	56,601	56,561

Class B Common Shares Outstanding (in thousands):
Balance at beginning of year	64,019	93,537	90,362
Stock distribution (Note 1)	30,175	–	–
Acquisition of treasury stock	(843)	(3,398)	(2,200)
Stock issued under compensation plans	186	223	267
Balance at end of year	93,537	90,362	88,429

Total Common Shares Outstanding (in thousands)	150,127	146,963	144,990

The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in millions)

Year Ended April 30,	2009	2010	2011

Net income	$435	$449	$572
Other comprehensive (loss) income:
Foreign currency translation adjustment	(109)	21	37
Amounts related to postretirement benefit plans:
Net actuarial (loss) gain and prior service cost, net of tax of $33, $46, and $(9) in 2009, 2010, and 2011, respectively	(52)	(66)	13
Reclassification to earnings, net of tax of $(3), $(2), and $(8) in 2009, 2010, and 2011, respectively	4	3	12
Amounts related to cash flow hedges:
Net gain (loss) on hedging instruments, net of tax of $(12), $7, and $10 in 2009, 2010, and 2011, respectively	16	(11)	(17)
Reclassification to earnings, net of tax of $4 and $(6) in 2009 and 2010, respectively	(6)	10	–
Net other comprehensive (loss) income	(147)	(43)	45
Total comprehensive income	$288	$406	$617

The accompanying notes are an integral part of the consolidated financial statements.

BROWN-FORMAN CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in millions, except per share data)

1. ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States (GAAP). We also apply the following accounting policies when preparing our consolidated financial statements:

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

Allowance for doubtful accounts. We evaluate the collectability of accounts receivable based on a combination of factors. When we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, we record a specific allowance to reduce the net recognized receivable to the amount we believe will be collected. We write off the uncollectible amount against the allowance when we have exhausted our collection efforts.

Inventories. We state inventories at the lower of cost or market, with approximately 63% of consolidated inventories being valued using the last-in, first-out (LIFO) method. We value the remainder primarily using the first-in, first-out (FIFO) method. FIFO cost approximates current replacement cost. If we had used the FIFO method for all inventories, they would have been $219 and $204 higher than reported at April 30, 2010 and 2011, respectively.

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

Upon disposal or retirement of property, plant, and equipment, we remove its cost and accumulated depreciation from our balance sheet. Any gain or loss is reflected in operating income. We expense the cost of repairing and maintaining our property, plant, and equipment as costs are incurred.

Goodwill and other intangible assets. We have obtained most of our brands by acquiring other companies. Upon acquisition, the purchase price is first allocated to identifiable assets and liabilities, including intangible brand names and trademarks (“brand names”), based on estimated fair value, with any remaining purchase price recorded as goodwill. We do not amortize goodwill or intangible assets with indefinite lives. We consider all of our brand names to have indefinite lives.

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

Revenue recognition. We recognize revenue when title and risk of loss pass to the customer, typically when the product is shipped. Some sales contracts contain customer acceptance provisions that grant a right of return on the basis of either subjective or objective criteria. We record revenue net of the estimated cost of sales returns and allowances.

Sales discounts. Sales discounts, which are recorded as a reduction of net sales, totaled $328, $398, and $461 for 2009, 2010, and 2011, respectively.

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

Income taxes. We base our annual provision for income taxes on the pre-tax income reflected in our consolidated statement of operations. We establish deferred tax liabilities or assets for temporary differences between financial and tax reporting bases and subsequently adjust them to reflect changes in tax rates expected to be in effect when the temporary differences reverse. We record a valuation allowance as necessary to reduce a deferred tax to the amount that we believe is more likely than not to be realized. We do not provide deferred income taxes on undistributed earnings of foreign subsidiaries that we expect to permanently reinvest.

We assess our uncertain income tax positions using a two-step process. First, we evaluate whether the tax position will more likely than not, based on its technical merits, be sustained upon examination, including resolution of any related appeals or litigation. For a tax position that does not meet this first criterion, we recognize no tax benefit. For a tax position that does meet the first criterion, we recognize a tax benefit in an amount equal to the largest amount of benefit that we believe has more than a 50% likelihood of being realized upon ultimate resolution.

Earnings per share. We calculate basic earnings per share by dividing net income available to common stockholders by the weighted average number of all unrestricted common shares outstanding during the period. Diluted earnings per share further includes the dilutive effect of stock options, stock-settled appreciation rights (SSARs), restricted stock units (RSUs), and deferred stock units (DSUs). We calculate that dilutive effect using the “treasury stock method” (as defined by GAAP).

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

The following table presents information concerning basic and diluted earnings per share:

	2009	2010	2011

Basic and diluted net income	$435	$449	$572
Income allocated to participating securities (restricted shares)	(1)	(1)	(1)
Net income available to common stockholders	$434	$448	$571

Share data (in thousands):
Basic average common shares outstanding	150,452	147,834	145,603
Dilutive effect of stock options, SSARs, RSUs, and DSUs	927	741	910
Diluted average common shares outstanding	151,379	148,575	146,513

Basic earnings per share	$2.88	$3.03	$3.92
Diluted earnings per share	$2.87	$3.02	$3.90

SSARs for approximately 1,899,000 common shares, 824,000 common shares, and 350,000 common shares were excluded from the calculation of diluted earnings per share for 2009, 2010, and 2011, respectively, because they were not dilutive for those periods under the treasury stock method.

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

Recent accounting pronouncements. During fiscal 2011, we adopted new guidance for disclosures about allowances for doubtful accounts and about fair value measurements. Adopting this new accounting guidance had no material impact on our financial statements.

2. BALANCE SHEET INFORMATION

Supplemental information on our year-end balance sheets is as follows:

April 30,	2010	2011
Other current assets:
Prepaid taxes	$99	$129
Other	85	89
	$184	$218

Property, plant, and equipment:
Land	$89	$69
Buildings	349	317
Equipment	491	446
Construction in process	15	11
	944	843
Less accumulated depreciation	476	450
	$468	$393

Accounts payable and accrued expenses:
Accounts payable, trade	$97	$126
Accrued expenses:
Advertising	55	72
Compensation and commissions	90	81
Excise and other non-income taxes	43	54
Self-insurance claims	12	11
Postretirement benefits	6	6
Interest	4	7
Other	35	55
	245	286
	$342	$412

3. GOODWILL AND OTHER INTANGIBLE ASSETS

The following table shows the changes in the amounts recorded as goodwill (which includes no accumulated impairment losses) over the past two years:

Balance as of April 30, 2009	$675
Foreign currency translation adjustment and other	(9)
Balance as of April 30, 2010	666
Disposal of Hopland-based wine business (Note 14)	(49)
Foreign currency translation adjustment	8
Balance as of April 30, 2011	$625

As of April 30, 2010 and 2011, our other intangible assets consisted of:

	Gross Carrying		Accumulated
	Amount		Amortization
	2010	2011	2010	2011
Finite-lived intangible assets:
Distribution rights	$25	$25	$(17)	$(22)

Indefinite-lived intangible assets:
Trademarks and brand names	661	667	–	–

Amortization expense related to intangible assets was $5 during each of the last three fiscal years. We expect to recognize amortization expense of $3 in fiscal 2012.

As discussed in Note 1, we assess each of our indefinite-lived intangible assets for impairment at least annually. During fiscal 2010, our assessment indicated that the book value of one of our brand names, Don Eduardo, exceeded its fair value by $12. As a result, we wrote down the book value of the Don Eduardo brand name by that amount, which is reflected in other expense in the accompanying consolidated statement of operations. The remaining book value of the Don Eduardo brand name is not material. The decline in its value reflected a significant reduction in estimated future net sales for this low-volume, high-priced tequila brand that had in part been affected by the downturn in the global economic environment that began during the second half of calendar 2008.

4. COMMITMENTS

We made rental payments for real estate, vehicles, and office, computer, and manufacturing equipment under operating leases of $21 in 2009, $22 in 2010, and $22 in 2011. We have commitments related to minimum lease payments of $17 in 2012, $10 in 2013, $7 in 2014, $4 in 2015, and $1 in 2016.

We have contracted with various growers and wineries to supply some of our future grape and bulk wine requirements. Many of these contracts call for prices to be adjusted annually up or down, according to market conditions. Some contracts set a fixed purchase price that might be higher or lower than prevailing market price. We have total purchase obligations related to both types of contracts of $4 in 2012, $3 in 2013, and $3 in 2014.

We also have contracts for the purchase of agave, which is used to produce tequila. These contracts provide for prices to be determined based on market conditions at the time of harvest, which, although not specified, is expected to occur over the next 10 years. As of April 30, 2011, based on current market prices, obligations under these contracts totaled $4.

5. CONTINGENCIES

We operate in a litigious environment, and we are sued in the normal course of business. Sometimes plaintiffs seek substantial damages. Significant judgment is required in predicting the outcome of these suits and claims, many of which take years to adjudicate. We accrue estimated costs for a contingency when we believe that a loss is probable and we can make a reasonable estimate of the loss, and then adjust the accrual as appropriate to reflect changes in facts and circumstances. We do not believe these loss contingencies, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations, or liquidity. No material accrued loss contingencies are recorded as of April 30, 2011.

6. CREDIT FACILITIES

We have a committed revolving credit agreement with various U.S. and international banks for $800 that expires on April 30, 2012. Its most restrictive covenant requires that our consolidated EBITDA (as defined in the agreement) to consolidated interest expense not be less than a ratio of 3 to 1. At April 30, 2011, we were well within this covenant’s parameters and had no borrowing outstanding under this facility.

7. DEBT

Our long-term debt consisted of:

April 30,	2010	2011

5.2% notes, due in fiscal 2012	$250	$252
5.0% notes, due in fiscal 2014	250	250
2.5% notes, due in fiscal 2016	–	249
Other	11	8
	511	759
Less current portion	3	255
	$508	$504

Debt payments required over the next five fiscal years consist of $253 in 2012, $3 in 2013, $253 in 2014, and $250 in 2016. (As discussed in Note 10, the carrying value of our debt includes adjustments related to interest rate swap contracts.) In addition to long-term debt, we had short-term borrowings outstanding with a weighted average interest rate of 0.2% at April 30, 2010.

8. FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We categorize the fair values of assets and liabilities into three levels based upon the assumptions (inputs) used to determine those values. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment. The three levels are:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2
Observable inputs other than those in Level 1, such as:
• quoted prices for similar assets and liabilities in active markets;
• quoted prices for identical or similar assets and liabilities in markets that are not active; or
• other inputs that are observable or can be derived from or corroborated by observable market data

Level 3	Unobservable inputs that are supported by little or no market activity

This table summarizes the assets and liabilities measured at fair value on a recurring basis in the accompanying consolidated balance sheets:

	Level 1	Level 2	Level 3	Total
April 30, 2010:
Assets:
Currency derivatives	$–	$6	$–	$6
Liabilities:
Currency derivatives	–	6	–	6

April 30, 2011:
Assets:
Commodity derivatives	5	–	–	5
Interest rate swaps	–	3	–	3
Liabilities:
Currency derivatives	–	25	–	25

We determine the fair values of our commodity derivatives (futures and options) primarily using quoted contract prices on futures exchange markets. For these instruments, we use the closing contract price as of the balance sheet date. We determine the fair values of our currency derivatives (forwards and options) and interest rate swaps using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions. Inputs used in these standard valuation models include the applicable exchange rate, forward rates and discount rates for the currency derivatives and include interest-rate yield curves for the interest rate swaps. The standard valuation model for foreign currency options also uses implied volatility as an additional input. The discount rates are based on the historical U.S. Treasury rates, and the implied volatility specific to individual foreign currency options is based on quoted rates from financial institutions.

We measure some assets and liabilities at fair value on a nonrecurring basis; that is, we do not measure them at fair value on an ongoing basis, but we do adjust them to fair value in certain circumstances (for example, when we determine that an asset is impaired). The fair values of assets and liabilities measured at fair value on a nonrecurring basis during fiscal 2011 were not material as of April 30, 2011.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of cash, cash equivalents, and short-term borrowings approximates the carrying amount due to the short maturities of these instruments. We estimate the fair value of long-term debt based on the prices at which similar debt has recently traded in the market and considering the overall market conditions on the date of valuation. We determine the fair value of derivative financial instruments as discussed in Note 8. Here is a comparison of the fair values and carrying amounts of these instruments:

April 30,	2010		2011
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Assets:
Cash and cash equivalents	$232	$232	$567	$567
Commodity derivatives	–	–	5	5
Currency derivatives	6	6	–	–
Interest rate swaps	–	–	3	3

Liabilities:
Currency derivatives	6	6	25	25
Short-term borrowings	188	188	–	–
Current portion of long-term debt	3	3	255	265
Long-term debt	508	547	504	531

10. DERIVATIVE FINANCIAL INSTRUMENTS

Our multinational business exposes us to global market risks, including the effect of fluctuations in currency exchange rates, commodity prices, and interest rates. We use derivatives to help manage financial exposures that occur in the normal course of business. We formally document the purpose of each derivative contract, which includes linking the contract to the financial exposure it is designed to mitigate. We do not hold or issue derivatives for trading purposes.

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

We had outstanding currency derivatives, related primarily to our euro, British pound, and Australian dollar exposures, with notional amounts totaling $400 and $392 at April 30, 2010 and 2011, respectively.

We also had outstanding exchange-traded futures and options contracts on approximately three million bushels of corn as of both April 30, 2010 and 2011. We use these contracts to mitigate our exposure to corn price volatility. Because we do not designate these contracts as hedges for accounting purposes, we immediately recognize changes in their fair value in earnings.

We manage our interest rate risk with swap contracts. We had fixed-to-floating interest rate swaps with total notional values of $250 and $375 outstanding as of April 30, 2010 and 2011, respectively, with maturities matching those of our bonds.  These swaps are designated as fair value hedges. The change in fair value of the swaps not related to accrued interest is offset by a corresponding adjustment to the carrying values of the bonds.

The following table presents the fair values of our derivative instruments as of April 30, 2010 and 2011. The fair values are presented below on a gross basis, while the fair values of those instruments that are subject to master settlement arrangements are presented on a net basis in the accompanying consolidated balance sheets, in conformity with GAAP.

	Classification	Fair value of derivatives in a gain position	Fair value of derivatives in a loss position
April 30, 2010:
Designated as cash flow hedges:
Currency derivatives	Other current assets	$7	$(2)
Currency derivatives	Other assets	2	(1)
Currency derivatives	Accrued expenses	1	(6)
Currency derivatives	Other liabilities	–	(1)

Designated as net investment hedges:
Currency derivatives	Other current assets	–	(3)

Not designated as hedges:
Currency derivatives	Other current assets	3	–

April 30, 2011:
Designated as cash flow hedges:
Currency derivatives	Accrued expenses	–	(22)
Currency derivatives	Other liabilities	–	(6)

Designated as fair value hedges:
Interest rate swaps	Other current assets	2	–
Interest rate swaps	Other assets	1	–

Not designated as hedges:
Commodity derivatives	Other current assets	5	–
Currency derivatives	Accrued expenses	3	–

This table presents the amounts affecting our consolidated statements of operations in 2010 and 2011:

	Classification	2010	2011
Currency derivatives designated as cash flow hedges:
Net gain (loss) recognized in AOCI	n/a	$(19)	$(27)
Net gain (loss) reclassified from AOCI into income	Net sales	(16)	–

Interest rate swaps designated as fair value hedges:
Net gain (loss) recognized in income	Interest expense	–	3
Net gain (loss) recognized in income*	Other income	–	2
*The effect on the hedged item was an equal but offsetting amount for the periods presented.

Currency derivatives designated as net investment hedges:
Net gain (loss) recognized in AOCI	n/a	(8)	(1)

Derivatives not designated as hedging instruments:
Currency derivatives – net gain (loss) recognized in income	Net sales	(8)	(10)
Currency derivatives – net gain (loss) recognized in income	Other income	1	(2)
Commodity derivatives – net gain (loss) recognized in income	Cost of sales	(1)	10

We expect to reclassify $18 of deferred net losses recorded in AOCI as of April 30, 2011, to earnings during fiscal 2012. This reclassification would offset the anticipated earnings impact of the underlying hedged exposures. The actual amounts that we ultimately reclassify to earnings will depend on the exchange rates in effect when the underlying hedged transactions occur. The maximum term of outstanding derivative contracts was 27 months and 24 months at April 30, 2010 and 2011, respectively.

Credit risk. We are exposed to credit-related losses if the other parties to our derivative contracts breach them. This credit risk is limited to the fair value of the contracts. To manage this risk, we enter into contracts only with major financial institutions that have earned investment-grade credit ratings; we have established counterparty credit guidelines that are regularly monitored and that provide for reports to senior management according to prescribed guidelines; and we monetize contracts when we believe it is warranted. Because of these safeguards, we believe the risk of loss from counterparty default to be immaterial.

Some of our derivative instruments require us to maintain a specific level of creditworthiness, which we have maintained. If our creditworthiness were to fall below that level, then the counterparties to our derivative instruments could request immediate payment or collateralization for derivative instruments in net liability positions. The aggregate fair value of all derivatives with creditworthiness requirements that were in a net liability position was $4 and $22 at April 30, 2010 and 2011, respectively.

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

	Pension Benefits	Medical and Life Insurance Benefits	Total Benefits

Retained earnings	$(2)	$(1)	$(3)
Accumulated other comprehensive income	8	1	9
Total	$6	$–	$6

Obligations. We provide eligible employees with pension and other postretirement benefits based on factors such as years of service and compensation level during employment. The pension obligation shown below (“projected benefit obligation”) consists of: (a) benefits earned by employees to date based on current salary levels (“accumulated benefit obligation”); and (b) benefits to be received by employees as a result of expected future salary increases. (The obligation for medical and life insurance benefits is not affected by future salary increases.) This table shows how the present value of our obligation changed during each of the last two years.

	Pension		Medical and Life
	Benefits		Insurance Benefits
	2010	2011	2010	2011

Obligation at beginning of year	$415	$577	$44	$58
Service cost	10	16	1	1
Interest cost	32	33	3	3
Net actuarial loss (gain)	143	10	12	(10)
Plan amendments	–	–	–	6
Retiree contributions	–	–	2	2
Benefits paid	(23)	(24)	(4)	(4)
Special termination benefits	–	1	–	–
Obligation at end of year	$577	$613	$58	$56

Service cost represents the present value of the benefits attributed to service rendered by employees during the year. Interest cost is the increase in the present value of the obligation due to the passage of time. Net actuarial loss (gain) is the change in value of the obligation resulting from experience different from that assumed or from a change in an actuarial assumption. (We discuss actuarial assumptions used at the end of this note.)

As shown in the previous table, our pension and other postretirement benefit obligations were reduced by benefit payments in 2011 of $24 and $4, respectively. Expected benefit payments (net of retiree contributions) over the next 10 years are as follows:

	Pension Benefits	Medical and Life Insurance Benefits

2012	$25	$3
2013	26	3
2014	28	3
2015	29	3
2016	30	3
2017–2021	179	18

Assets. We specifically invest in certain assets to fund our pension benefit obligations. Our investment goal is to earn a total return that, over time, will grow assets sufficiently to fund our plans’ liabilities, after providing appropriate levels of contributions and accepting prudent levels of investment risk. To achieve this goal, plan assets are invested primarily in funds or portfolios of funds actively managed by outside managers. Investment risk is managed by company policies that require diversification of asset classes, manager styles, and individual holdings. We measure and monitor investment risk through quarterly and annual performance reviews, and through periodic asset/liability studies.

Asset allocation is the most important method for achieving our investment goals and is based on our assessment of the plans’ long-term return objectives and the appropriate balances needed for liquidity, stability, and diversification. This table shows the fair value of pension plan assets by category, as well as the actual and target allocations, as of April 30, 2010 and 2011. (Fair value levels are defined in Note 8.)

					Allocation by Asset Class
	Level 1	Level 2	Level 3	Total	Actual	Target
April 30, 2010:
Commingled trust funds(a):
Equity funds	$–	$176	$–	$176	50%	47%
Fixed income funds	–	117	–	117	33%	30%
Real estate funds	–	14	10	24	7%	8%
Total commingled trust funds	–	307	10	317	90%	85%

Hedge funds(b)	–	–	19	19	5%	5%
Private equity(c)	–	–	13	13	4%	5%
Cash and temporary investments(d)	2	–	–	2	1%	–
Other	–	–	–	–	–	5%

Total	$2	$307	$42	$351	100%	100%

April 30, 2011:
Commingled trust funds:
Equity funds	$–	$232	$–	$232	50%	47%
Fixed income funds	–	166	–	166	35%	35%
Real estate funds	–	18	9	27	6%	8%
Total commingled trust funds	–	416	9	425	91%	90%

Hedge funds	–	–	24	24	5%	5%
Private equity	–	–	16	16	3%	5%
Cash and temporary investments	2	–	–	2	1%	–

Total	$2	$416	$49	$467	100%	100%

(a)
Commingled trust fund valuations are based on the net asset value (NAV) of the funds as determined by the administrator of the fund and reviewed by us. NAV represents the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding.

(b)
Hedge fund valuations are primarily based on the NAV of the funds as determined by the administrator of the fund and reviewed by us. During our review, we determine whether it is necessary to adjust the valuation for inherent liquidity and redemption issues that may exist within the fund’s underlying assets or fund unit values.

(c)
As of April 30, 2010 and 2011, consists only of limited partnership interests, which are valued at the percentage ownership of total partnership equity as determined by the general partner. These valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity, and the long-term nature of these investments.

(d)	Cash and temporary investments consist of money market funds and are valued at their respective NAVs as determined by those funds each business day.

This table shows how the fair value of the Level 3 assets changed during each of the last two years.
	Real
	Estate	Hedge	Private
	Funds	Funds	Equity	Total

Balance as of May 1, 2009	$15	$4	$13	$32
Return on assets held at end of year	(4)	1	–	(3)
Return on assets sold during year	–	(1)	(1)	(2)
Purchases and settlements	–	17	2	19
Sales and settlements	(1)	(2)	(1)	(4)
Balance as of April 30, 2010	10	19	13	42
Return on assets held at end of year	2	1	1	4
Return on assets sold during year	–	(1)	–	(1)
Purchases and settlements	–	6	4	10
Sales and settlements	(3)	(1)	(2)	(6)
Balance as of April 30, 2011	$9	$24	$16	$49

This table shows how the total fair value of all pension plan assets changed during each of the last two years. (We do not have assets set aside for postretirement medical or life insurance benefits.)

	Pension		Medical and Life
	Benefits		Insurance Benefits
	2010	2011	2010	2011

Fair value at beginning of year	$284	$351	$–	$–
Actual return on plan assets	77	64	–	–
Retiree contributions	–	–	2	2
Company contributions	13	76	2	2
Benefits paid	(23)	(24)	(4)	(4)
Fair value at end of year	$351	$467	$–	$–

Consistent with our funding policy, we expect to contribute $3 to our postretirement medical and life insurance benefit plans in 2012. While we may decide to contribute more, we currently expect to contribute $40 to our pension plans in 2012.

Funded status. The funded status of a plan refers to the difference between its assets and its obligations. This table shows the funded status of our plans.

	Pension		Medical and Life
	Benefits		Insurance Benefits
	2010	2011	2010	2011

Assets	$351	$467	$–	$–
Obligations	(577)	(613)	(58)	(56)
Funded status	$(226)	$(146)	$(58)	$(56)

The funded status is recorded on the accompanying consolidated balance sheets as follows:

	Pension		Medical and Life
	Benefits		Insurance Benefits
	2010	2011	2010	2011

Other assets	$5	$7	$–	$–
Accounts payable and accrued expenses	(3)	(3)	(3)	(3)
Accrued postretirement benefits	(228)	(150)	(55)	(53)
Net liability	$(226)	$(146)	$(58)	$(56)

Accumulated other comprehensive loss:
Net actuarial loss (gain)	$299	$263	$7	$(3)
Prior service cost	4	3	1	6
	$303	$266	$8	$3

This table compares our pension plans that have assets in excess of their accumulated benefit obligations with those whose assets are less than their obligations. (As discussed above, we have no assets set aside for postretirement medical or life insurance benefits.)

			Accumulated		Projected
			Benefit		Benefit
	Plan Assets		Obligation		Obligation
	2010	2011	2010	2011	2010	2011

Plans with assets in excess of accumulated benefit obligation	$45	$50	$38	$41	$40	$42
Plans with accumulated benefit obligation in excess of assets	306	417	476	505	537	571
Total	$351	$467	$514	$546	$577	$613

Pension expense. This table shows the components of the pension expense recognized during each of the last three years. The amount for each year includes amortization of the prior service cost and net actuarial loss included in accumulated other comprehensive loss as of the beginning of the year.

	Pension Benefits
	2009	2010	2011

Service cost	$13	$10	$16
Interest cost	30	32	33
Special termination benefits	1	–	1
Expected return on plan assets	(35)	(34)	(36)
Amortization of:
Prior service cost	1	1	1
Net actuarial loss	6	4	18
Net expense	$16	$13	$33

The prior service cost represents the cost of retroactive benefits granted in plan amendments and is amortized on a straight-line basis over the average remaining service period of the employees expected to receive the benefits. The net actuarial loss results from experience different from that assumed or from a change in actuarial assumptions (including the difference between actual and expected return on plan assets), and is amortized over at least that same period. The estimated amount of prior service cost and net actuarial loss that will be amortized from accumulated other comprehensive loss into pension expense in 2012 is $1 and $19, respectively.

Other postretirement benefit expense. This table shows the components of the postretirement medical and life insurance benefit expense that we recognized during each of the last three years.

	Medical and Life Insurance Benefits
	2009	2010	2011

Service cost	$1	$1	$1
Interest cost	3	3	3
Net expense	$4	$4	$4

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

	Pension			Medical and Life
	Benefits			Insurance Benefits
	2009	2010	2011	2009	2010	2011

Prior service cost	$1	$–	$–	$–	$–	$5
Actuarial loss (gain)	92	100	(18)	(9)	12	(10)
Amortization reclassified to net income:
Prior service cost	(1)	(1)	(1)	–	–	–
Net actuarial loss	(6)	(4)	(18)	–	–	–
Net amount recognized in other comprehensive income	$86	$95	$(37)	$(9)	$12	$(5)

Assumptions and sensitivity. We use various assumptions to determine the obligations and expense related to our pension and other postretirement benefit plans. The assumptions used in computing benefit plan obligations as of the end of the last two years were as follows:

	Pension		Medical and Life
	Benefits		Insurance Benefits
	2010	2011	2010	2011

Discount rate	5.91%	5.67%	5.78%	5.59%
Rate of salary increase	4.00%	4.00%	n/a	n/a

Here are the assumptions we used in computing benefit plan expense during each of the last three years:

	Pension			Medical and Life
	Benefits			Insurance Benefits
	2009	2010	2011	2009	2010	2011

Discount rate	6.87%	7.94%	5.91%	6.87%	7.80%	5.78%
Rate of salary increase	4.00%	4.00%	4.00%	n/a	n/a	n/a
Expected return on plan assets	8.75%	8.50%	8.50%	n/a	n/a	n/a

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

The assumed health care cost trend rates as of the end of the last two years were as follows:

	Medical and Life
	Insurance Benefits
	2010	2011
Health care cost trend rate assumed for next year:
Present rate before age 65	8.0%	7.5%
Present rate age 65 and after	8.0%	7.5%

We project health care cost trend rates to decline gradually to 5.0% by 2016 and to remain level after that. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical plans. A 1% increase/decrease in assumed health care cost trend rates would have increased/decreased the accumulated postretirement benefit obligation as of April 30, 2011, by $6 and the aggregate service and interest costs for 2011 by $1.

Savings plans. We also sponsor various defined contribution benefit plans that in total cover substantially all U.S. employees. Employees can make voluntary contributions in accordance with their respective plans, which include a 401(k) tax deferral option. We match a percentage of each employee’s contributions in accordance with the plans’ terms. We expensed $10, $8, and $9 for matching contributions during 2009, 2010, and 2011, respectively.

International plans. The information presented above for defined benefit plans and defined contribution benefit plans reflects amounts for U.S. plans only. Information about similar international plans is not presented due to immateriality.

12. STOCK-BASED COMPENSATION

Under our 2004 Omnibus Compensation Plan, we can grant stock-based incentive awards for a total of 7,433,000 shares of common stock to eligible employees until July 22, 2014. As of April 30, 2011, awards for 4,265,000 shares remain available for issuance under the Plan. Shares delivered to employees are limited by the Plan to shares that we purchase for this purpose. No new shares may be issued.

The following table presents information about stock options and SSARs granted under the Plan as of April 30, 2011, and for the year then ended:

	Number of Underlying Shares (in thousands)	Weighted Average Exercise Price per Award	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding at May 1, 2010	4,051	$41.31
Granted	415	61.24
Exercised	(738)	30.26
Forfeited or expired	(22)	49.52
Outstanding at April 30, 2011	3,706	$45.69	5.0	$97
Exercisable at April 30, 2011	2,470	$41.77	3.6	$74

The total intrinsic value of options and SSARs exercised during 2009, 2010, and 2011 was $17, $18, and $25, respectively.

We grant stock options and SSARs at an exercise price of not less than the fair value of the underlying stock on the grant date. Stock options and SSARs granted under the Plan become exercisable after three years from the first day of the fiscal year of grant and expire seven years after that date. The grant-date fair values of these awards granted during 2009, 2010, and 2011 were $11.24, $9.42, and $12.66 per award, respectively. Fair values were estimated using the Black-Scholes pricing model with the following assumptions:

	2009	2010	2011

Risk-free interest rate	3.5%	3.0%	2.1%
Expected volatility	18.1%	22.6%	23.7%
Expected dividend yield	1.8%	1.9%	1.9%
Expected life (years)	6	6	6

We also grant restricted stock units (RSUs), deferred stock units (DSUs), and shares of restricted stock under the Plan. Approximately 82,000 shares underlying these awards, with a weighted-average remaining restriction period of 1.8 years, were outstanding at April 30, 2011. The following table summarizes the changes in outstanding RSUs, DSUs, and restricted stock during 2011:

	Number of Underlying Shares (in thousands)	Weighted Average Fair Value at Grant Date
Outstanding at May 1, 2010	176	$50.59
Granted	28	61.14
Vested	(122)	51.21
Outstanding at April 30, 2011	82	$53.28

The total fair value of RSUs, DSUs, and restricted stock vested during 2009, 2010, and 2011 was $3, $2, and $9, respectively.

As previously announced, we paid a special cash dividend of $1.00 per share on Class A and Class B common stock in December 2010. According to the terms of the Plan, we adjusted the exercise price and number of stock options, SSARs and RSUs outstanding on the ex-distribution date in order to avoid the reduction in value of those awards that would otherwise have occurred as a result of the special dividend.  The number of awards, exercise price per award, and grant-date fair value per award presented above reflect these adjustments.

The accompanying consolidated statements of operations reflect compensation expense related to stock-based incentive awards on a pre-tax basis of $7 in 2009, $8 in 2010, and $9 in 2011, partially offset by deferred income tax benefits of $3 in 2009, $3 in 2010, and $4 in 2011. As of April 30, 2011, there was $9 of total unrecognized compensation cost related to non-vested stock-based compensation. That cost is expected to be recognized over a weighted-average period of 2.0 years.

13. RESTRUCTURING COSTS

In April 2009, we accrued $12 in costs related to our decision to reduce our workforce through involuntary employment termination and voluntary early retirement. That amount, which is reflected in selling, general, and administrative expenses, consisted of severance and other special termination benefits. We incurred no material additional expenses as a result of this reduction in workforce, which was completed in fiscal 2009, and we paid substantially all of the accrued amount during fiscal 2010.

14. OTHER INCOME AND EXPENSE

In fiscal 2009, we recognized a gain of $20 on the sale of the Bolla and Fontana Candida trademarks. In fiscal 2010, we recorded an impairment charge of $12 related to the Don Eduardo trademark (Note 3). These amounts are reflected as other (income) expense in the accompanying consolidated statements of operations.

In March 2011, we agreed to sell Fetzer Vineyards to Chilean wine producer Viña Concha y Toro. This agreement followed the December 2010 announcement that we were exploring strategic alternatives for our Hopland, California-based wine assets, including a possible sale.

We completed this transaction on April 15, 2011, at a sales price (subject to a post-closing working capital adjustment) of $234 in cash. As a result, we recognized a gain on sale (net of transaction costs and income taxes) of $38, which is reflected in the accompanying consolidated statement of operations as follows:

Net sales	$(3)
Selling, general, and administrative expenses	(6)
Other income	62
Income taxes	(15)
Net gain	$38

The sale included the Fetzer winery, bottling facility, and vineyards, as well as the Fetzer brand and other Hopland, California-based wines, including Bonterra, Little Black Dress, Jekel, Five Rivers, Bel Arbor, Coldwater Creek, and Sanctuary.  Also included in the sale was a facility in Paso Robles, California.

15. INCOME TAXES

We incur income taxes on the earnings of our U.S. and foreign operations. The following table, based on the locations of the taxable entities from which sales were derived (rather than the location of customers), presents the U.S. and foreign components of our income before income taxes:

	2009	2010	2011

United States	$533	$576	$696
Foreign	97	106	133
	$630	$682	$829

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

Deferred tax assets and liabilities as of the end of each of the last two years were as follows:

April 30,	2010	2011
Deferred tax assets:
Postretirement and other benefits	$125	$94
Accrued liabilities and other	26	22
Loss and credit carryforwards	56	50
Valuation allowance	(40)	(23)
Total deferred tax assets, net	167	143

Deferred tax liabilities:
Trademarks and brand names	(168)	(195)
Property, plant, and equipment	(37)	(46)
Total deferred tax liabilities, net	(205)	(241)

Net deferred tax liability	$(38)	$(98)

The $23 valuation allowance at April 30, 2011 relates primarily to a $13 non-trading loss carryforward generated by Brown-Forman Beverages Europe during fiscal 2009 in the U.K. Although the non-trading losses can be carried forward indefinitely, we know of no significant transactions that will let us use them. The remaining valuation allowance relates primarily to other foreign net operating losses, some of which can be carried forward indefinitely, and others that expire between fiscal 2018 and 2020. We are currently unaware of any significant transactions that will allow us to utilize these losses. During fiscal 2011, we used all of our U.S. capital loss carryforward to offset gains on the sales of Fetzer and Paso Robles. As a result, we reversed the $20 valuation allowance that was recorded at April 30, 2010 related to this item.

As of April 30, 2011, the gross amounts of loss and credit carryforwards include a U.K. non-trading loss of $47 (no expiration); other foreign net operating losses of $56 ($25 of which expire in varying amounts between 2014 and 2021 and $31 of which do not expire); and foreign credit carryforwards of $8 (expiring between fiscal 2012 and 2017).

Deferred tax liabilities were not provided on undistributed earnings of certain foreign subsidiaries ($365 and $390 at April 30, 2010 and 2011, respectively) because we expect these undistributed earnings to be reinvested indefinitely overseas. If these amounts were not considered permanently reinvested, additional deferred tax liabilities of approximately $73 and $76 would have been provided as of April 30, 2010 and 2011, respectively.

Total income tax expense for a year includes the tax associated with the current tax return (“current tax expense”) and the change in the net deferred tax asset or liability (“deferred tax expense”). Our total income tax expense for each of the last three years was as follows:

	2009	2010	2011
Current:
U.S. federal	$142	$175	$171
Foreign	26	28	41
State and local	15	19	18
	183	222	230
Deferred:
U.S. federal	$14	$16	$46
Foreign	(2)	(5)	(1)
State and local	–	–	(18)
	12	11	27

	$195	$233	$257

Our consolidated effective tax rate usually differs from current statutory rates due to the recognition of amounts for events or transactions that have no tax consequences. The following table reconciles our effective tax rate to the federal statutory tax rate in the United States:

	Percent of Income Before Taxes
	2009	2010	2011

U.S. federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of U.S. federal tax benefit	1.8	1.8	1.1
Income taxed at other than U.S. federal statutory rate	(1.3)	(1.0)	(0.4)
Tax benefit from U.S. manufacturing	(1.7)	(1.7)	(2.2)
Capital loss benefit	(1.2)	–	(2.7)
Nondeductible goodwill on Fetzer sale	–	–	2.1
Other, net	(1.5)	–	(1.9)
Effective rate	31.1%	34.1%	31.0%

During the fourth quarter of fiscal 2011, we recorded an adjustment to reverse $8 of income tax expense that was incorrectly recognized in prior periods. We believe the impact of this error and the cumulative out of period adjustment to correct the error is insignificant to our consolidated financial statements for the current period and any prior periods.

At April 30, 2011, we had $40 of gross unrecognized tax benefits, $22 of which would reduce our effective income tax rate if recognized. A reconciliation of the beginning and ending unrecognized tax benefits follows:

	2009	2010	2011

Unrecognized tax benefits at beginning of year	$35	$26	$35
Additions for tax positions provided in prior periods	1	–	1
Additions for tax positions provided in current period	4	13	14
Decreases for tax positions provided in prior years	–	–	(4)
Settlements of tax positions in the current period	(2)	(3)	(5)
Lapse of statutes of limitations	(12)	(1)	(1)
Unrecognized tax benefits at end of year	$26	$35	$40

We record interest and penalties related to unrecognized tax benefits as a component of our income tax provision. Total gross interest and penalties of $6, $8 and $11 were accrued as of April 30, 2009, 2010 and 2011, respectively. The impact of interest and penalties on our effective tax rates for 2009, 2010 and 2011 was not material.

We file income tax returns in the United States, including several state and local jurisdictions, as well as in several other countries in which we conduct business. The major jurisdictions and their earliest fiscal years that are currently open for tax examinations are 1998 in the United States, 2007 in Australia, Ireland, and Italy, 2005 in Poland and Finland, 2003 in the U.K. and 2002 in Mexico. Audits of our fiscal 2006 and 2007 U.S. federal tax returns were completed during fiscal 2010. In addition, audits of our fiscal 2008, 2009, and 2010 U.S. federal tax returns commenced during fiscal 2011. Moreover, the Internal Revenue Service has accepted our application to participate in its Compliance Assurance Program for our fiscal 2012 tax year.

We believe there will be no material change in our gross unrecognized tax benefits in the next twelve months.

16. SEGMENT INFORMATION

The following table presents net sales by product category:

	2009	2010	2011
Net sales:
Spirits	$2,832	$2,916	$3,102
Wine	360	310	302
	$3,192	$3,226	$3,404

The following table presents net sales by geographic region:

	2009	2010	2011
Net sales:
United States	$1,542	$1,529	$1,525
Europe	892	879	909
Other	758	818	970
	$3,192	$3,226	$3,404

Net sales are attributed to countries based on where customers are located.

The net book value of property, plant, and equipment located in Mexico was $62 and $65 as of April 30, 2010 and 2011, respectively. Other long-lived assets located outside the United States are not significant.

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

As of the end of our fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework and criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring  Organizations of the Treadway Commission.  Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of April 30, 2011.

There has been no change in the Company's internal control over financial reporting during the fiscal quarter ended April 30, 2011 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. The effectiveness of the Company's internal control over financial reporting as of April 30, 2011, has been audited by PwC, as stated in their report that appears on page 69.

/s/ Paul C. Varga
Paul C. Varga
Chairman and Chief Executive Officer

/s/ Donald C. Berg
Donald C. Berg
Executive Vice President and Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF BROWN-FORMAN CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated  statements of operations, comprehensive income, cash flows, and stockholders' equity present fairly, in all material respects, the financial position of Brown-Forman Corporation and its subsidiaries (the "Company") at April 30, 2011 and April 30, 2010, and the results of their operations and their cash flows for each of the three years in the period ended April 30, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page 68 of this Annual Report to Stockholders. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

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
June 27, 2011

IMPORTANT INFORMATION ON FORWARD-LOOKING STATEMENTS

This report contains statements, estimates, and projections that are "forward-looking statements" as defined under U.S. federal securities laws. Words such as “aim,” “anticipate,” “aspire,” “believe,” “envision,” “estimate,” “expect,” “expectation,” “intend,” “may,” “potential,” “project,” “pursue,” “see,” “will,” “will continue,” and similar words identify forward-looking statements, which speak only as of the date we make them. Except as required by law, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.  By their nature, forward-looking statements involve risks, uncertainties and other factors (many beyond our control) that could cause our actual results to differ materially from our historical experience or from our current expectations or projections. These risks and other factors include, but are not limited to:

•
declining or depressed economic conditions in our markets; political, financial, or credit or capital market instability; supplier, customer or consumer credit or other financial problems; bank failures or governmental debt defaults or nationalizations

•	failure to develop or implement effective business and brand strategies and innovations, including route-to-consumer, and marketing and promotional activity
•	unfavorable trade or consumer reaction to our new products, product line extensions, or changes in formulation, packaging or pricing
•	inventory fluctuations in our products by distributors, wholesalers, or retailers
•
competitors’ pricing actions (including price reductions, promotions, discounting, couponing or free goods), marketing, category expansion, product introductions, entry or expansion in our markets, or other competitive activities

•
declines in consumer confidence or spending, whether related to the economy (such as austerity measures, tax increases, high fuel costs, or higher unemployment), wars, natural or other disasters, weather, pandemics, security concerns, terrorist attacks or other factors

•
changes in tax rates (including excise, sales, VAT, tariffs, duties, corporate, individual income, dividends, capital gains) or in related reserves, changes in tax rules (e.g., LIFO, foreign income deferral, U.S. manufacturing and other deductions) or accounting standards, or other restrictions affecting beverage alcohol, and the unpredictability and suddenness with which they can occur

•
governmental or other restrictions on our ability to produce, import, sell, price, or market our products, including advertising and promotion in either traditional or new media; regulatory compliance costs

•	business disruption, decline or costs related to reductions in workforce or other cost-cutting measures
•	lower returns or discount rates related to pension assets, interest rate fluctuations, inflation or deflation
•	fluctuations in the U.S. dollar against foreign currencies, especially the euro, British pound, Australian dollar, or Polish zloty
•
changes in consumer behavior or preferences and our ability to anticipate and respond to them, including societal attitudes or cultural trends that result in reduced consumption of our products; reduction of bar, restaurant, hotel or other on-premise business or travel

•	consumer shifts away from spirits or premium-priced spirits products; shifts to discount store purchases or other price-sensitive consumer behavior
•	distribution and other route-to-consumer decisions or changes that affect the timing of our sales, temporarily disrupt the marketing or sale of our products, or result in implementation-related costs
•
effects of acquisitions, dispositions, joint ventures, business partnerships or investments, or portfolio strategies, including integration costs, disruption or other difficulties, or impairment in the recorded value of assets (e.g. receivables, inventory, fixed assets, goodwill, trademarks and other intangibles)

•
lower profits, due to factors such as fewer or less profitable used barrel sales, lower production volumes, decreased demand for products we sell, sales mix shift toward lower priced or lower margin SKUs, or cost increases in energy or raw materials, such as grain, agave, wood, glass, plastic, or closures

•
natural disasters, climate change, agricultural uncertainties, environmental or other catastrophes, our suppliers’ financial hardships or other factors that affect the availability, price, or quality of agave, grain, glass, energy, closures, plastic, water, wood, or finished goods

•	negative publicity related to our company, brands, marketing, personnel, operations, business performance or prospects
•	product counterfeiting, tampering, contamination, or recalls and resulting negative effects on our sales, brand equity, or corporate reputation
•
significant costs or other adverse developments stemming from class action, intellectual property, governmental, or other major litigation; or governmental investigations of beverage alcohol industry business, trade, or marketing practices by us, our importers, distributors, or retailers

QUARTERLY FINANCIAL INFORMATION
(Expressed in millions, except per share amounts)

	Fiscal 2010					Fiscal 2011
	First	Second	Third	Fourth		First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year	Quarter	Quarter	Quarter	Quarter	Year

Net sales	$738	$893	$862	$733	$3,226	$745	$906	$962	$791	$3,404
Gross profit	380	443	411	377	1,611	379	459	463	423	1,724
Net income	121	147	108	73	449	111	154	141	165	572
Basic EPS	0.81	0.99	0.73	0.49	3.03	0.76	1.06	0.97	1.14	3.92
Diluted EPS	0.81	0.99	0.73	0.49	3.02	0.76	1.05	0.96	1.13	3.90
Cash dividends per share:
Declared	0.58	–	0.60	–	1.18	0.60	–	1.64	–	2.24
Paid	0.29	0.29	0.30	0.30	1.18	0.30	0.30	1.32	0.32	2.24
Market price per share:
Class A high	51.08	53.30	57.75	63.65	63.65	65.13	65.55	71.88	73.34	73.34
Class A low	44.00	45.45	50.50	51.55	44.00	54.63	54.72	60.54	65.04	54.63
Class B high	50.00	53.78	55.56	60.44	60.44	65.05	65.03	73.00	73.73	73.73
Class B low	41.45	42.22	47.77	48.93	41.45	53.22	54.25	60.45	65.18	53.22

Note: Quarterly amounts may not add to amounts for the year due to rounding.